UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release, dated February 27, 2020	3
2.	Consolidated Annual Accounts for the year ended December 31, 2019	23

2019 Annual Results Grifols reaches revenue of EUR 5,100 million, a 13.6% increase, and raises its profits to EUR 625 million Revenue increases 13.6% (9.2% cc) as a result of the sustainable growth strategy, with advances in all divisions and regions  Bioscience leads the growth with EUR 3,994 million of revenue (13.6%; 8.9% cc). Diagnostic and Hospital continue to make progress with sales of EUR 734 million (4.5%; 1.1% cc) and EUR 134 million (12.5%; 12.1% cc), respectively. Bio Supplies achieves EUR 267 million in revenues, growing by 59.6% (54.1% cc)  Profitability improves: the underlying gross margin stands at 47.4% and the underlying EBITDA margin at 28.6% on revenue  EBITDA increases to EUR 1,434 million (17.3%)  Greater investment effort: more than EUR 660 million allocated to R&D and productive investments (22%)  Grifols confirms its commitment to reduce the net debt ratio, which decreases to 4.17x  Successfully close the debt refinancing process amounting to EUR 5,800 million  Grifols’ workforce increases 13% to more than 24,000 people (60% women)  Barcelona, February 27, 2020.-Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS) closed the 2019 financial year with record high revenues of EUR 5,099 million, representing a growth of 13.6% and 9.2% cc1. The company’s long-term sustainable strategy led to growth in all of its divisions and geographic regions where it operates. Over the last years, the company’s strategic investments to increase its access to plasma, as well as greater efforts to boost its sales activities and operations, all contributed to the group’s solid performance. The Bioscience Division continues to serve as Grifols’ main growth engine. The division increased revenues by 13.6% (8.9% cc) to EUR 3,994 million. Sales of immunoglobulins (including specialty 1 Operating or constant change (cc) excludes the exchange rate variations of the year. Page 1 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

immunoglobulins), were especially strong, growing by double digits, particularly in the United States. Also noteworthy was the recovery of albumin sales in China following the renewal of certain licenses and the upward trend in alpha-1 antitrypsin sales. The Diagnostic Division’s sales grew by 4.5% (1.1% cc) to EUR 734 million. Revenues generated from transfusion medicine solutions continue to drive the division´s performance with a positive upward trend in NAT donor-screening solutions, used to detect viruses in blood and plasma donations, blood typing and recombinant proteins. The Hospital Division’s revenues expanded by 12.5% (12.1% cc) to EUR 134 million, with growth in all business lines. While the Bio Supplies Division achieved EUR 267 million in revenues, growing by 59.6% (54.1% cc). The company attained higher operating margins throughout the fiscal year. The gross margin was 45.9% (45.7% in 2018), driven by solid demand of the main plasma proteins, enhanced production efficiencies and a stable the cost of plasma. The underlying gross margin2 was 47.4% (46.4% in 2018). Grifols established itself as the leading plasma centers company with 295 managed centers, including 35 centers (26 plasma, 9 blood donation centers and an analytical laboratory), after exercising the call option on the remaining 51% of the capital of Interstate Blood Bank Inc (IBBI). Meanwhile, the reported EBITDA increased by 17.3% to EUR 1,434 million, representing a 28.1% margin (27.3% in 2018). The underlying EBITDA margin represents 28.6% of revenues (27.7% in 2018). In 2019, as key drivers of its long-term, sustainable growth, Grifols allocated EUR 661 million to promote innovation and productive investments. Net R&D investments increased by 12.9% to EUR 329 million (EUR 291.4 million in 2018), including internal, external and investee projects. Grifols also advanced in its capital investments plan, allocating a total of EUR 332.2 million (EUR 252.2 million in 2018), up by 31.7%, to expedite the expansion of the Bioscience Division’s production capacity and the growth of the other divisions. The financial result amounts to EUR 274.7 million. It includes the positive accounting impact recorded in the fourth quarter of 2019 for a net amount of EUR 42,2 million related mainly to the refinancing process. The company grew by 4.8% in 2019, achieving EUR 625 million in net profits. Excluding the impact of IFRS 163, as of December 31, 2019 Grifols’ net financial debt totaled EUR 5,725 million, including EUR 742 million in cash. The company has EUR 532 million in undrawn lines of credit, increasing its liquidity position to EUR 1,274 million. 2 Excludes the impact related to third plasma plasma sales of Haema and Biotest 3 As of December 31, 2019, the impact of the application of IFRS 16 on the amount of debt amounts to EUR 741 million. Page 2 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

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The company progressively improved its debt-to equity ratios in 2019, attaining a net debt leverage ratio of 4.17 times in December 2019 from the maximum of 4.78 times in 1Q 2019.

Following its strategic investments of recent years, effective financial management remains a key priority for Grifols in order to optimize and reduce its debt levels. Thus, the company maintains sustainable operational levels and a solid operating cash generation. Cash generation reached EUR 568.9 million in 2019, allowing Grifols to carry out its planned investments and meet anticipated increases in demand.

Initiated on October 28, Grifols' debt-refinancing process was concluded in record time on November 15 for EUR 5,800 million. Well-accepted by markets, the new financing includes Term Loan B (TLB) for USD 2,500 million and EUR 1,360 million, both aimed at institutional investors; the issue of two bonds for EUR 1,675 million (Senior Secured Notes); and extension of a multi-currency revolving credit facility (RCF) of up to USD 500 million.

The debt-refinancing optimizes Grifols' financial structure and significantly improves all financing conditions, including average cost of debt is 2.8% (reduction of 80bps) and average maturity increases to more than 7 years. It also provides with greater flexibility on the terms of the covenants (cov-lite).

Following the debt-refinancing, Grifols' financial structure and conditions are as follows:

STRUCTURE	AMOUNT (in millions)		NEW CONDITIONS
TOTAL SENIOR SECURED DEBT	**USD**	**EUR**	
Tranche B (TLB) – USD	2,500	2,227	Interest rate: LIBOR +200 bps Maturity: 2027 Quasi-bullet
Tranche B (TLB) – EUR		1,360	Interest rate: Euribor +225 bps Maturity: 2027 Quasi-bullet
Senior Secured Bonds – EUR			
Due 2025 (February 15, 2025)		905	Interest rate: 1.625%
Due 2027 (November 15, 2027)		770	Interest rate: 2.250%
Revolving Credit Facility	500	445	Interest rate: LIBOR +150 bps Maturity: 2025

Grifols' solid performance and positive cash flow trend helped reinforce the balance sheet. Consolidated assets as of December 2019 totaled EUR 15,542.6 million (EUR 12,477.0 million in 2018). This variation is due primarily to the growth of the Bioscience Division including the strategic build-up of inventories, which expanded both organically and via corporate transactions, as well as capital expenditures and R+D investments.

The optimization of working capital remains a priority to strengthen the company's financial position. Inventory levels increased to EUR 2,342.6 million, with a turnover of 310 days compared

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to 292 days in December 2018 following the implementation of several strategic initiatives to better anticipate and meet the solid demand for plasma-derived products. The company’s equity was EUR 6,845.8 million as of December 31, 2019. The share capital includes 426,129,798 common shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 nonvoting shares (Class B), with a nominal value of EUR 0.05 per share. In 2019, two dividend payments totaling EUR 238.7 million were distributed. In the second quarter of 2019, a second payment was made as a final dividend related to 2018 earnings. In December 2019, an interim dividend was paid based on 2019 earnings for EUR 136.8 million. Grifols remains committed to compensating its shareholders with dividend (pay-out of 40%). Page 4 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

EVOLUTION BY DIVISIONS: SUSTAINABLE GROWTH OF ALL BUSINESS UNITS Bioscience division leads the growth: +13.6% and EUR 3,994 million The Bioscience Division achieved record sales of EUR 3,993.5 million in 2019. Revenue growth stemmed from strategic investments and efforts in recent years to increase the company’s access to plasma and successfully meet the rising demand of the main plasma proteins. Demand for immunoglobulin remains strong in all regions, especially in the U.S. and main European Union (EU) markets. These markets, in addition to using immunoglobulins to treat primary immunodeficiencies, also utilize them to treat secondary immunodeficiencies and neurological diseases like chronic inflammatory demyelinating polyneuropathy (CIPD). Sales of this plasma protein recorded double-digit growth in 2019. The company remains committed to continuously developing new formulations and indications of its therapies to meet the growing needs of patients worldwide. In July 2019, Grifols received FDA approval for Xembify®, a 20% subcutaneous immunoglobulin that broadens its portfolio of products to treat primary immunodeficiencies. The company launched Xembify® in the U.S. in the last quarter of 2019 and is currently working with global health authorities to obtain approval in Canada, Europe and other global markets. Albumin sales recovered throughout the year, particularly in the second half of 2019. Its double-digit growth was the result of strong demand in China, the U.S. and various EU countries. The Chinese market currently leads sales for the plasma protein and continues to hold great growth potential. Alpha-1 antitrypsin revenues continue to grow. Market breakthrough of this plasma protein grew in the U.S. and the main EU markets thanks to effective sales strategies and an upsurge in the number of diagnosed patients. Grifols continues its efforts to boost the rate of diagnosis of alpha-1 antitrypsin deficiency by developing innovative solutions like AlphaKitTM (blood test) and AlphaIDTM (buccal swab). The sales trend of factor VIII moderated its decline in the last quarter of 2019. In the new market scenario FVIII/VWF concentrates still play a key role to prevent and treat bleeds, and for the prevention and eradication of inhibitors. The company’s commitment to ensure product availability for all patients and the efforts to position Grifols factor VIII products in the new competitive landscape led to a stabilization in our sales volume. Grifols continues to promote its specialty proteins to enhance its differential product portfolio. Strong sales of specialty hyperimmunoglobulin, most notably the new formulation of its anti-rabies immunoglobulin (HyperRAB®), contributed to the division’s revenue growth. Page 5 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

VISTASEALTM is a fibrin sealant developed by Grifols to control surgical bleeding and distributed by Ethicon as part of a strategic global alliance. VISTASEALTM reflects Grifols’ ongoing strategic efforts to expand its product portfolio of plasma proteins. VISTASEALTM combines fibrinogen and thrombin and is administered with Ethicon’s airless spray device technology. The biological components of VISTASEALTM are manufactured in Grifols’ industrial complex in Barcelona (Spain) in a designated plant with a production capacity of 30,000 kits, as well as the capacity to expand to 3 million equivalent liters of plasma. Diagnostics division progresses in its growth: +4.5% up to EUR 734 million Grifols is the worldwide leader in transfusion diagnostics, the division’s main engine for growth in 2019. This business area includes NAT donor screening diagnostics (Procleix® NAT Solutions), blood typing solutions and the manufacture of recombinant antigens for immunoassays. Sales of NAT donor screening solutions remained stable due to an increase in plasma donations and greater market breakthrough in EMEA and Japan. Over the last 12 months, the division continued to consolidate its global-expansion strategy, opening up new markets for its NAT-technology solutions in Malta, Hungary, Slovakia, Bulgaria, Peru, Panama and Ecuador. The company also broadened its product portfolio by incorporating new FDA-approved reagents to detect babesiosis. After obtaining the CE mark, the division will launch its innovative Procleix® Panther® with ART (Automated Ready Technology), designed to improve workflow efficiencies in laboratories. Sales of the blood-typing line grew by double digits. The product portfolio includes analyzers (Wadiana®, Erytra® and Erytra Eflexys®), gel cards (DG-Gel®) and reagents. Sales were especially strong in China, a market with significant growth potential; the U.S., its main market thanks to a solid sales strategy and successful strategic investments; Latin America, and specific markets in Asia and Europe. Grifols also reinforced its presence in Africa with the installation of the first Erytra Eflexis® in the largest hospital in Tunisia. Grifols continues its efforts to consolidate its line of recombinant proteins for immunoassays. The agreement with PCL will further consolidate this business line. Sales of blood-extraction bags grew significantly, a segment that will expand following the start-up of operations in the new Brazil plant. The new plant in Campo Largo (Brazil) dedicated to the manufacturing of blood-collection bags has an annual production capacity of 2 million units, scalable to 4 million units. The plant’s production output will initially serve the Brazilian market, although Grifols plans on reinforcing its presence in other Latin American markets over the next two years as it obtains the necessary regulatory approvals. Revenues of specialty diagnostics remain stable, with sales expected to grow with the gradual expansion of the clinical diagnostics portfolio. As such, it is important to highlight the FDA Page 6 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

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approvals of QNext®, a coagulometer developed in-house, and DG-PT (thromboplastin), one of the main reagents to promote hemostasis. With this latter approval, Grifols became the first company in more than 15 years to earn authorization in the U.S. market to sell instruments and reagents for routine hemostasis testing.

Hospital division notes its geographical expansion: +12.5% and revenues of EUR 134 million with very significant growth in the U.S.

Sales increased in 2019 across all of the division's business lines, especially the Pharmatech line in the U.S. This business line offers comprehensive solutions for operational pharmacy, including the inclusiv® product portfolio, which includes equipment, software and services to improve safety and quality in compounded sterile preparations. With a double-digit upturn in sales, this line represents an important growth lever for the division fueled by the MedKeeper® and Kiro Grifols® technology solutions.

Grifols is a leading supplier of technology and services for hospitals, clinics and specialized centers for the manufacture of medicines. The launch of its leading-edge system for automated compounding of intravenous treatments (KIRO Fill®) and software enhancements to the workflow platform for intravenous preparations (PharmacyKeeper) optimize hospital-pharmacy operations by affording greater accuracy and safety in the preparation of (IV) medications. This advancement improves patient safety and reduces reliance on manual processes.

Sales of IV solutions grew as a result of U.S. demand for Grifols' physiological saline solution (manufactured in the Murcia, Spain plant) and its use in the company's network of plasma centers. Sales of the Nutrition and Medical Devices lines also increased, accompanied by an upturn in third-party manufacturing services.

Bio Supplies Division: EUR 267 million for the significant increase in sales of biological products for non-therapeutic use and plasma sold to third parties

The division mainly consists of the sales of biological products for non-therapeutic use and plasma sales to Haema and Biotest third parties, which amount to EUR 180 million.

12M - NET REVENUE BY DIVISION

In thousands of euros	12M 2019	% of Net Revenues	12M 2018	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	3,993,462	78.3%	3,516,704	78.4%	13.6%	8.9%
DIAGNOSTIC	733,604	14.4%	702,265	15.6%	4.5%	1.1%
HOSPITAL	134,441	2.6%	119,454	2.7%	12.5%	12.1%
BIO SUPPLIES	266,540	5.2%	167,004	3.7%	59.6%	54.1%
OTHERS	22,820	0.5%	22,451	0.5%	1.6%	(2.8%)
INTERSEGMENTS	(52,176)	(1.0%)	(41,154)	(0.9%)	26.8%	22.6%
TOTAL	**5,098,691**	**100.0%**	**4,486,724**	**100.0%**	**13.6%**	**9.2%**

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GRIFOLS

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12M - NET REVENUE BY REGION

In thousands of euros	12M 2019	% of Net Revenues	12M 2018	% of Net Revenues	% Var	% Var cc*
US + CANADA	3,390,811	66.5%	2,974,429	66.3%	14.0%	8.0%
EU	856,662	16.8%	800,274	17.8%	7.0%	7.0%
ROW	851,218	16.7%	712,021	15.9%	19.5%	16.8%
TOTAL	**5,098,691**	**100.0%**	**4,486,724**	**100.0%**	**13.6%**	**9.2%**

** Constant currency (cc) excludes the impact of exchange rate movements.*

FOURTH QUARTER 2019

Grifols grew 11.3% in Q4 driven by Bioscience division

Revenue has reached EUR 1,360.9 million, which represents an increase of +11.3% (+7.9% cc).

The Bioscience Division has been the main engine of growth and its turnover has increased +13.9% (+10.2% cc) to EUR 1,048.2 million. The division maintains its favorable trend of income growth supported by the sales of the main proteins: immunoglobulins, albumin and alpha-1 antripsin.

Albumin sales have increased significantly in China in the last quarter of the year contributing to the recovery of the estimated growth after the renewal of certain licenses. It also highlights the change in the trend of FVIII factor boosted by revenues from emerging countries.

The revenues of the Diagnostic Division stood at EUR 199.3 million with an increase of +8.0% (+5.0% cc), mainly driven by the positive evolution of the blood typing line, which continues to show double-digit growth.

The Hospital Division confirms a very positive development as a result of its solid internationalization strategy. It reports a revenue growth of +20.8% (+20.4% cc) to EUR 40.7 million. Finally, the Bio Supplies Division has generated revenues of EUR 80.2 million.

The evolution of revenues in the last quarter of the year has contributed to the consolidation of operating results. The reported EBITDA has reached EUR 368 million with an increase of +29.8%, which represents a margin of 27.0% (23.2% in 2018). The underlying EBITDA margin[2] represents 27.6% of revenues (24.0% in 2018).

Net profit stands at EUR 201.8 million, which represents an increase of 57.2% over the same period in 2018. It includes the positive accounting impact before taxes for a net amount of EUR 42.4 million mainly related to the refinancing process.

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INVESTMENT ACTIVITIES: R+D+i, CAPEX AND ACQUISITIONS AND CORPORATE TRANSACTIONS R+D+i: Strategic approach and resources allocated Grifols’s R+D+i strategy promotes a comprehensive approach that comprises both in-house initiatives and external projects in investee companies that complement the company’s operations. In 2019, Grifols has intensified its efforts in R&D. Taking into account both internal and external net investments, the resources allocated have increased by +12.9% to EUR 329 million, which represents 6.5% of revenues. The company has more than 1,000 people dedicated to R+D+i. The main projects of 2019 include: Presentation of global results of the AMBAR study Throughout 2019, Grifols progressively presented additional results of phase IIb/III of its clinical trial AMBAR (Alzheimer Management By Albumin Replacement) in various congresses. The clinical trial is designed to evaluate the efficacy and safety of plasma exchange (procedure that combines periodic extraction of plasma by means of the plasmapheresis technique with the infusion of albumin and immunoglobulin). Page 9 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

All results show positive effects of the treatment in reducing the progression of the disease in patients with mild and moderate Alzheimer's disease. Although Grifols will continue investigating and anticipates the launch of a new study, for now it finalizes its AMBAR clinical trial with the presentation of the latest results at the Clinical Trials on Alzheimer's Disease (CTAD) 2019 conference held in December in San Diego (USA). The results achieved reinforces Grifols' research line of therapies based on plasma protein replacement (Plasma Protein Replacement Therapies) to promote the research and development of projects related to the exchange of plasma proteins applied to different pathologies of greater prevalence. Bioscience Division Completion of the clinical research phase in Europe to obtain EMA authorization for the 20% subcutaneous immunoglobulin to treat patients with primary immunodeficiencies. Development of Gamunex® as maintenance therapy for myasthenia gravis (MG). Additionally, development of the phase III PRECIOSA trial on the potential benefits of albumin to treat liver cirrhosis and phase III APACHE trial to treat acute chronic liver failure (ACLF) with albumin. Patients admitted in clinical trials to evaluate the efficacy and safety of Grifols’ fibrin sealant to promote hemostasis during liver and soft-tissue surgery. As well as, the launch of the research phase of intravenous fibrinogen for pediatric use. Establishment of Plasma Protein Replacement Therapies (PPRT) group in 2019 for the research and development of projects related to plasma-protein replacement applied to different pathologies with larger prevalence. Diagnostic Division Grifols continues innovation in Diagnostic solutions using NAT (Nucleic Acid Test) technology through multi-target (multiplexed) diagnostic tests that allow various virus/pathogens to be tested in a single sample; new reagents for emerging pathogens and pathogen detection through new-generation sequencing. In the serology space, Grifols improves blood-antibody detection thresholds in terms of both sensitivity and specificity to speed up obtention of results. Grifols continues to innovate in the area of immunohematology, one of the division’s core diagnostic lines. Noteworthy is the in-house development of a new CD38 recombinant protein that facilitates the identification of suitable blood donors for myeloma and lymphoma patients undergoing monoclonal anti-body immunotherapy (Daratumumab), one of the newest therapies on the market. Page 10 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Hospital Division The Hospital Division’s research and development efforts focus on expanding the range of hospital logistics systems and compounding processes for hospital pharmacies, as well as providing hospitals with intravenous solutions. At present, 10% of hospital prescriptions require IV compounding, a process that entails preparing a unique intravenous therapy by modifying the medication’s formulation. Most personalized compounds are prepared manually, a costly process that requires specific cleanroom facilities, equipment and maintenance in a sterile environment. A higher degree of automation in these processes enhances patient safety and reduces hospital costs. CAPEX and manufacturing operations In 2019, Grifols intensified its capital expenditures to expand and enhance its divisions’ production facilities. The company allocated EUR 332.2 million to CAPEX in 2019, a 31.7% increase over the EUR 252.2 million invested in 2018. Within the framework of its long-term sustainable growth strategy, the company announced plans to invest EUR 1,400 million over 2018-2022. Construction of a new plasma fractionation plant on the North Carolina (USA) complex continued as planned. With a fractionation capacity of 6 million liters per year, it will include the installation of two parallel plasma fractionation and grouping lines to maximize flexibility and efficiency. Expected to be operational by 2021. Construction also continues on the world’s first purification, dosing and sterile filling plant of immunoglobulins in flexible bags. The plant will have an annual production capacity of 6 million equivalent liters of plasma and is expected to be operational in 2022. The construction of a new albumin purification, dosing and sterile filling plant in Dublin (Ireland) continues according to plan. The plant will have an annual production capacity of 6 million equivalent liters of plasma and incorporate state-of-the-art filling technology. Expansion of the fibrin and topical thrombin sealant production plant is underway at the Barcelona industrial complex. Upon completion of the new purification and dosing installations, this extension will increase production capacity to 3.3 million equivalent liters of plasma and also include a packaging and finishing plant. In addition, Grifols continues investing to increase access to plasma. As of December 2019, Grifols operated the largest plasma center network in the world, with 295 centers. Thanks to its capital investments, the company increased its capacity to 45,000 average daily donations and total volume of plasma obtained for fractionation to nearly 13,5 million liters. This volume represents a 12.5% increase compared to 2018. The San Diego facilities (California, USA) have been remodeled to consolidate the production of the NAT product line and the Brazil plant for the production of bags for the extraction, Page 11 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

separation, conservation and transfusion of blood components has started operating. The facility has an initial production capacity of two million units expandable to four in the future. ACQUISITIONS AND CORPORATE TRANSACTIONS Strategic Alliance with Shanghai RAAS In 2019, Grifols and Shanghai RAAS announced a strategic alliance agreement to manufacture, market and develop plasma products and transfusion diagnostic solutions in China in compliance with international quality and safety standards. Grifols will be the second-largest shareholder in Shanghai RAAS, with a 26.2% stake (economic and voting rights) in exchange for a non-majority share (40% voting rights and 45% economic rights) in Grifols Diagnostics Solutions (GDS), a 100% Grifols subsidiary. This transaction will represent the first equity swap made in China with shares of a foreign company (GDS) and a non-state-controlled Chinese listed company. Over the past 35 years, Grifols has increasingly expanded its presence in China, which is currently the company’s third-largest sales market. Grifols has operated in the Chinese market since the 1980s and in 2019, the company had a total of 28 registered products. Grifols will continue its efforts to expand its portfolio of registered products in China over the coming years. At present, China leads sales of albumin and is third in sales for the Diagnostic Division, as the country with the highest sales for gel cards (DG-Gel®) and second in sales for NAT technology solutions (Procleix® NAT Solutions). For Grifols, this transaction represents a singular opportunity to continue its global expansion and bolster its position in China, one of the markets with the highest growth potential for plasma products and transfusion diagnostics. Collaboration and License Agreement with Rigel Pharmaceuticals In January 2019, Grifols signed an exclusive license agreement with the U.S.-based biotechnology company Rigel Pharmaceuticals to commercialize fostamatinib in Europe and Turkey, as well as in all potential future indications. This drug is used as a second line of treatment for chronic immune thrombocytopenia (ITP). In January 2020, Rigel Pharmaceuticals received market approval from the European Commission for TAVLESSE® (fostamatinib). The market launch of this product, expected in the second quarter of 2020, reinforces Grifols’ sales strategy and reflects its commitment to enhance its product portfolio for patients and offer more therapeutic options for healthcare professionals. Page 12 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Interstate Blood Bank Inc. In the second quarter of 2019, Grifols exercised its call option on the remaining 51% capital of Interstate Blood Bank Inc (IBBI) and its subsidiaries for USD 100 million. Grifols has had a 49% stake since 2016. This operation forms part of Grifols’ strategic plan to expand and diversify its access to plasma. Through this transaction, Grifols incorporated 35 FDA-approved centers (26 plasma centers, 9 blood donation centers as well as an analytical laboratory). WORKFORCE: MORE PEOPLE WORKING, EMPLOYMENT QUALITY AND CONTINUOUS TRAINING As of December 31, Grifols’ workforce was made up of 24,003 employees, growing more than 13% over the previous year. The number of women has increased by 15%, and there has been an increase in the number of women in all professional categories. In 2019, the representation of women on the Board of Directors of Grifols is 31%, 32% of the top management members and 41% of senior managers are women. The workforce also grew across all geographic areas where the company operates. There was significant growth in U.S. personnel, which increased 14.0% to 17,450 following the expansion in the number of U.S. plasma centers. In Spain the workforce totals to 4,134 people (+7.1%) and in ROW (rest of the world) it reaches 2,419 people. Grifols employment in 2019 is shown below:      60% Women - 40% Men 98% of workforce have permanent contracts 51% of workforce between 30-50 years old 93% of workforce are employed full-time More than 80 nationalities Training and professional development is one of the main areas of action within human resources. The retention and enhancement of talent is promoted through a policy of equal remuneration, promotion, professional development and training. Grifols works to continuously train its team with the skills and competencies necessary to efficiently perform their work and prepare them so that they can assume more responsibilities in the future. Grifols established The Grifols Academy in 2009, which encompasses the Professional Development Academy, the Academy of Plasmapheresis and the Academy of Transfusion Medicine. Page 13 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Through the Grifols Academy the company provides educational and professional development opportunities to its staff worldwide; reinforces its philosophy and corporate values; and provides resources and services to medical professionals that contribute to improving patient care. Grifols Academy partnered with College for America in 2015 to offer Grifols employees the opportunity to earn college degrees. In Los Angeles, Grifols collaborates with local universities to support the education and development of its employees, while creating employment opportunities for residents of the region. Grifols’ workforce completed 1.99 million training hours in 2019, reflecting more than 112 hours of training per employee. Women received 63% of the training hours provided and men received 37%. This highlights the increase in the number of training hours dedicated to safety, health and the environment, amounting more than 134,000 hours in 2019 compared to 100,437 hours in 2018. Likewise, around 87% of training hours have been carried out by production and administrative operators. Grifols favors the training of people with lower qualifications within the organization to boost talent and professional projection within the framework of its commitment to equal opportunities. ENVIRONMENT AND CLIMATE CHANGE Grifols works to minimize the potential impact of its operations on the environment, striving to efficiently manage resources as part of its commitment to sustainable development. In this regard, it has various policies and guidelines that define its environmental management. Currently, 75% of Grifols’ total production was manufactured in ISO-14001-certified facilities. Grifols’ environmental management is grounded on the concept of a circular economy, highlighting an efficient use of material resources, water and energy and waste reduction in consideration of the life cycles of the company’s various products and services. This strategy incorporates the transition toward a low-carbon economy aimed at minimizing the impact of climate change. Grifols analyzed its management of climate related risks and opportunities following the guidelines established by the Task Force on Climate-Related Financial Disclosures (TCFD), which focus on four main areas: governance, risk management, strategy and establishment of metrics and objectives. As part of Grifols commitment to continuous improvement in environmental performance, significant resources are allocated to environmental activities and this has allowed the company remarkable progress in the fulfillment of its 2017-2019 Environmental Program and the development of a new 2020-2022 Environmental Program. In addition to the environmental programs, Grifols has established six main commitments to the environment for 2030 that are part of the axes that make up the lines of action. Among them: Page 14 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

reduce greenhouse gas emissions by 40% per unit of production, increase energy efficiency by 15% per unit of production by systematically applying eco-efficiency measures in new projects and existing facilities, and consume 70% of electricity from renewable sources, among others. In 2019, the joint consumption and emissions of the production plants that make up the four divisions in Spain, USA. and Ireland, was the following:  Energy consumption increases below the increase in production: - - Electric consumption: 409 million kWh Gas consumption: 438 million kWh A 4% water consumption reduction up to 3.2 million m3 Total associated emissions: 330,521 T CO2e   The resources allocated by Grifols in 2019 to environmental initiatives amounted to EUR 21.8 million. 61% of the investments have been destined to promote the reduction of water consumption and the reduction of energy and electricity consumption, contributing to the decrease in atmospheric emissions. 71% of environmental expenses are related to waste management of the different Grifols facilities. Including expenses and investments, 66% of the resources have been allocated to waste management; 26% are related to the water cycle; and the remaining 8% has been allocated to the reduction of atmospheric emissions, energy and others. In relation to climate change, Grifols participates annually in the Carbon Disclosure Project (CDP), which assesses the firm’s corporate strategy and climate change performance. In 2019, Grifols earned a “B Management” rating, the same as in 2018. ABOUT THE FINANCIAL INFORMATION: The financial information enclosed in this document is part of the company’s financial information. ABOUT THE NON-FINANCIAL INFORMATION: Grifols has carried out a materiality analysis to identify the most relevant economic, environmental and social impacts of the group’s value chain and its impact on stakeholders’ decisions. This information is updated annually and included in the Grifols’ 2019 Integrated Annual Report that since 2019 brings together Consolidated Directors’ Report, including financial and non-financial information. All documents are available on Grifols corporate website at www.grifols.com Page 15 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Investor contact: Investor Relations inversores@grifols.com - investors@grifols.com Phone number: +34 93 571 02 21 Media contacts: Raquel Lumbreras Borja Gómez Duomo Comunicación raquel_lumbreras@duomocomunicacion.com borja_gomez@duomocomunicacion.com Grifols PR office Tel. +34 91 311 92 89 - 91 311 92 90 About Grifols Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. Its four divisions – Bioscience, Diagnostic, Hospital and Bio Supplies – develop, produce and market innovative solutions and services that are sold in more than 100 countries. Pioneers in the plasma industry, Grifols operates a growing network of donation centers worldwide. It transforms collected plasma into essential medicines to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols also offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion. In addition, the company supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care. Grifols, with more than 24,000 employees in 30 countries, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information: www.grifols.com Page 16 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Page 17 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Page 18 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Page 19 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

LEGAL DISCLAIMER The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group. Page 20 de 20 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2019 and 2018 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) • Consolidated financial statements      Notes (1) (2) (3) (4) (5) (6) (7) (8) (9) Consolidated Balance Sheets Consolidated Statements of Profit and Loss Consolidated Statements of Comprehensive Income Consolidated Statements of Cash Flows Statements of Changes in Consolidated Equity • Nature, Principal Activities and Subsidiaries Basis of Presentation Business Combinations Significant Accounting Policies Financial Risk Management Policy Segment Reporting Goodwill Other Intangible Assets Leases Property, Plant and Equipment Equity-Accounted Investees Financial Assets Inventories Trade and Other Receivables Cash and Cash Equivalents Equity Earnings per Share Non-Controlling Interests Grants Provisions Financial Liabilities Trade and Other Payables Other Current Liabilities Net Revenues Personnel Expenses Expenses by Nature Finance Result Taxation Other Commitments with Third Parties and Other Contingent Liabilities Financial Instruments Balances and Transactions with Related Parties Environmental Issues Other Information (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20) (21) (22) (23) (24) (25) (26) (27) (28) (29) (30) (31) (32) (33)

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2019 and 2018 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) •Appendices  Appendix I and Others Appendix II Appendix III Appendix IV Appendix V Appendix VI Information on Group Companies, Associates      Operating Segments Changes in Other Intangible Assets Movement in Rights of Use Movement in Property, Plant and Equipment Statement of Liquidity for Distribution of Interim Dividend

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets
at 31 December 2019 and 2018

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Assets	31/12/19	31/12/18
Goodwill (note 7)	5.507.063	5.209.230
Other intangible assets (note 8)	1.433.534	1.385.537
Rights of use (note 9)	703.858	--
Property, plant and equipment (note 10)	2.159.545	1.951.983
Investments in equity-accounted investees (note 11)	114.473	226.905
Non-current financial assets		
Non-current financial assets measured at fair value	7	7
Non-current financial assets at amortized cost	138.923	107.594
Total non-current financial assets (note 12)	138.930	107.601
Deferred tax assets (note 28)	123.024	112.539
Total non-current assets	**10.180.427**	**8.993.795**
Inventories (note 13)	2.342.590	1.949.360
Trade and other receivables		
Trade receivables	369.797	269.167
Other receivables	82.509	92.418
Current income tax assets	38.269	42.205
Trade and other receivables (note 14)	490.575	403.790
Other current financial assets (note 12)		
Current financial assets measured at fair value	1.716.738	19.934
Current financial assets at amortized cost	12.188	34.031
Total current financial assets (note 12)	1.728.926	53.965
Other current assets	58.111	42.344
Cash and cash equivalents (note 15)	741.982	1.033.792
Total current assets	**5.362.184**	**3.483.251**
Total assets	**15.542.611**	**12.477.046**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets
at 31 December 2019 and 2018

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and liabilities	31/12/19	31/12/18
Share capital	119.604	119.604
Share premium	910.728	910.728
Reserves	3.009.599	2.441.931
Treasury stock	(49.584)	(55.441)
Interim dividend	(136.828)	(136.747)
Profit for the year attributable to the Parent	625.146	596.642
Total equity	4.478.665	3.876.717
Other comprehensive Income	(903)	(554)
Translation differences	344.357	349.391
Other comprehensive expenses	343.454	348.837
Equity attributable to the Parent (note 16)	**4.822.119**	**4.225.554**
Non-controlling interests (note 18)	2.023.649	471.050
Total equity	**6.845.768**	**4.696.604**
Liabilities		
Grants (note 19)	11.377	11.845
Provisions (note 20)	8.030	6.114
Non-current financial liabilities (note 21)	6.846.068	6.099.463
Other non-current liabilities	983	1.301
Deferred tax liabilities (note 28)	463.827	404.398
Total non-current liabilities	**7.330.285**	**6.523.121**
Provisions (note 20)	53.109	80.055
Current financial liabilities (note 21)	361.312	277.382
Current debts with related companies	1.258	7.079
Trade and other payables		
Suppliers	581.882	561.883
Other payables	165.632	159.816
Current income tax liabilities	5.966	1.917
Total trade and other payables (note 22)	753.480	723.616
Other current liabilities (note 23)	197.399	169.189
Total current liabilities	**1.366.558**	**1.257.321**
Total liabilities	**8.696.843**	**7.780.442**
Total equity and liabilities	**15.542.611**	**12.477.046**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss
at 31 December 2019, 2018 and 2017

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/19	31/12/18	31/12/17
Continuing Operations			
Net revenue (notes 6 and 24)	5.098.691	4.486.724	4.318.073
Cost of sales	(2.757.459)	(2.437.164)	(2.166.062)
Gross Margin	**2.341.232**	**2.049.560**	**2.152.011**
Research and Development	(276.018)	(240.661)	(288.320)
Selling, General and Administration expenses	(942.821)	(814.775)	(860.348)
Operating Expenses	**(1.218.839)**	**(1.055.436)**	**(1.148.668)**
Profit/(loss) of equity accounted investees with similar activity to that of the Group (note 2 and 11)	8.972	--	--
Operating Result	**1.131.365**	**994.124**	**1.003.343**
Finance income	114.197	13.995	9.678
Finance costs	(342.965)	(293.273)	(263.344)
Change in fair value of financial instruments	1.326	--	(3.752)
Impairment of financial assets at amortized cost	(37.666)	30.280	(18.844)
Exchange differences	(9.616)	(8.246)	(11.472)
Finance result (note 27)	**(274.724)**	**(257.244)**	**(287.734)**
Share of losses of equity accounted investees (note 11)	(39.538)	(11.038)	(19.887)
Profit before income tax from continuing operations	**817.103**	**725.842**	**695.722**
Income tax expense (note 28)	(168.459)	(131.436)	(34.408)
Profit after income tax from continuing operations	**648.644**	**594.406**	**661.314**
Consolidated profit for the year	**648.644**	**594.406**	**661.314**
Profit attributable to the Parent	625.146	596.642	662.700
Loss attributable to non-controlling interest (note 18)	23.498	(2.236)	(1.386)
Basic earnings per share (Euros) (see note 17)	0,91	0,87	0,97
Diluted earnings per share (Euros) (see note 17)	0,91	0,87	0,97

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
for the years ended 31 December 2019, 2018 and 2017

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/19	31/12/18	31/12/17
Consolidated profit for the year	648.644	594.406	661.314
Items for reclassification to profit or loss			
Translation differences	33.256	268.557	(532.389)
Available for sale financial Assets	--	--	10.145
Equity accounted investees (note 11) / Translation differences	(4.360)	(9.270)	(27.134)
Other	(349)	102	(14)
Other comprehensive income for the year, after tax	28.547	259.389	(549.392)
Total comprehensive income for the year	677.191	853.795	111.922
Total comprehensive income attributable to the Parent	641.772	856.598	113.441
Total comprehensive expense attributable to the non-controlling interests	35.419	(2.803)	(1.519)

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2019, 2018 and 2017

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/2019	31/12/2018	31/12/2017
Cash flows from operating activities			
Profit before tax	**817.103**	**725.842**	**695.722**
Adjustments for:	**569.960**	**454.378**	**556.792**
Amortization and depreciation (note 26)	302.455	228.609	215.490
Other adjustments:	267.505	225.769	341.302
(Profit) / losses on equity accounted investments (note 11)	30.566	11.038	19.888
Impairment of assets and net provision charges	(19.518)	(23.657)	66.047
(Profit) / losses on disposal of fixed assets (note 8, 9 and 10)	1.399	(6.700)	1.551
Government grants taken to income (note 19)	(1.388)	(1.166)	(286)
Finance cost / (income)	255.841	232.962	263.657
Other adjustments	605	13.292	(9.555)
Change in operating assets and liabilities	**(481.537)**	**(112.639)**	**(65.800)**
Change in inventories	(323.748)	(231.670)	(165.508)
Change in trade and other receivables	(99.374)	(13.141)	80.112
Change in current financial assets and other current assets	(13.871)	(3.092)	(2.691)
Change in current trade and other payables	(44.544)	135.264	22.287
Other cash flows used in operating activities	**(336.593)**	**(330.153)**	**(344.968)**
Interest paid	(236.179)	(225.146)	(207.079)
Interest recovered	9.487	6.862	9.492
Income tax (paid) / received	(107.797)	(111.585)	(147.015)
Other recovered (paid)	(2.104)	(284)	(366)
Net cash from operating activities	**568.933**	**737.428**	**841.746**
Cash flows from investing activities			
Payments for investments	**(551.497)**	**(852.536)**	**(2.209.667)**
Group companies, associates and business units (notes 3, 2 (b) and 11)	(119.745)	(524.081)	(1.857.210)
Property, plant and equipment and intangible assets	(412.305)	(307.722)	(322.973)
Property, plant and equipment	(310.383)	(231.983)	(251.507)
Intangible assets	(101.922)	(75.739)	(71.466)
Other financial assets	(19.447)	(20.733)	(29.484)
Proceeds from the sale of investments	**2.708**	**70.669**	**23.787**
Property, plant and equipment	2.708	550	762
Other financial assets	--	70.119	23.025
Net cash used in investing activities	**(548.789)**	**(781.867)**	**(2.185.880)**
Cash flows from financing activities			
Proceeds from and payments for financial liability instruments	(7.515)	37.418	1.808.771
Issue	120.079	179.350	1.912.615
Redemption and repayment	(127.594)	(141.932)	(103.844)
Dividends and interest on other equity instruments	(234.271)	(275.783)	(218.260)
Dividends paid	(238.740)	(278.841)	(218.260)
Dividends received	4.469	3.058	--
Other cash flows from / (used in) financing activities	(90.552)	4.661	(156.446)
Financing costs included on the amortised costs of the debt	(84.346)	--	(142.288)
Other amounts from / (used in) financing activities	(6.206)	4.661	(14.158)
Transaction with minority interests with no loss of control (note 3)	(18)	386.207	--
Net cash from/(used in) financing activities	**(332.356)**	**152.503**	**1.434.065**
Effect of exchange rate fluctuations on cash	**20.402**	**39.207**	**(98.419)**
Net increase in cash and cash equivalents	**(291.810)**	**147.271**	**(8.488)**
Cash and cash equivalents at beginning of the year	**1.033.792**	**886.521**	**895.009**
Cash and cash equivalents at year end	**741.982**	**1.033.792**	**886.521**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Statement of Changes in Consolidated Equity for the years ended 31 December 2019, 2018 and 2017 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Attributable to shareholders of the Parent Accumulated other comprehensive income Equity attributable to Parent Profit attributable to Parent Share capital Share premium Interim dividend Treasury stock Translation differences Available for sale financial assets Other comprehensive income Non-controlling interests Reserves Equity Balance at 31 December 2016 119.604 910.728 1.694.245 545.456 (122.908) (68.710) 648.927 (5.219) (642) 3.721.481 6.497 3.727.978 Translation differences ---- ---- ---- (559.390) ---- (559.390) (133) (559.523) Available for sale financial assets ---- ---- ---- --10.145 --10.145 --10.145 Other comprehensive income ---- ---- ---- ---- (14) (14) --(14) Other comprehensive income / (expense) for the year ---- ---- ---- (559.390) 10.145 (14) (549.259) (133) (549.392) Profit/(loss) for the year ---- --662.700 ---- ---- --662.700 (1.386) 661.314 Total comprehensive income / (expense) for the year ---- --662.700 ---- (559.390) 10.145 (14) 113.441 (1.519) 111.922 Net change in treasury stock (note 16 (d)) Acquisition of non-controlling interests (note 16 (c)) Other changes Interim dividend Distribution of 2016 profit Reserves Dividends Interim dividend ---- ---- ---- ---- --(346) 6.475 ---- ---- ---- ---- (122.986) 6.288 ---- ---- ---- ---- ---- ---- ---- --6.288 (346) 6.475 (122.986) --(43) (49) --6.288 (389) 6.426 (122.986) ---- ---- ---- 422.548 (95.274) --(422.548) --(122.908) ---- 122.908 ---- ---- ---- ---- ---- ---- --(95.274) ---- ---- --(95.274) --Operations with shareholders or owners ---- 333.403 (545.456) (78) 6.288 ---- --(205.843) (92) (205.935) Balance at 31 December 2017 119.604 910.728 2.027.648 662.700 (122.986) (62.422) 89.537 4.926 (656) 3.629.079 4.886 3.633.965 Impact of new IFRS (note 2) ---- 29.562 ---- ---- (4.926) --24.636 --24.636 Balance at 31 December 2017 adjusted 119.604 910.728 2.057.210 662.700 (122.986) (62.422) 89.537 0 (656) 3.653.715 4.886 3.658.601 20-11032-1C1.1P31

GRIFOLS, S.A. AND SUBSIDIARIES Statement of Changes in Consolidated Equity for the years ended 31 December 2019, 2018 and 2017 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Attributable to shareholders of the Parent Accumulated other comprehensive income Equity attributable to Parent Profit attributable to Parent Share capital Share premium Interim dividend Treasury stock Translation differences Available for sale financial assets Other comprehensive income Non-controlling interests Reserves Equity Translation differences ---- ---- ---- 259.854 ---- 259.854 (567) 259.287 Other comprehensive income ---- ---- ---- ---- 102 102 --102 Other comprehensive income / (expense) for the year ---- ---- ---- 259.854 --102 259.956 (567) 259.389 Profit/(loss) for the year ---- --596.642 ---- ---- --596.642 (2.236) 594.406 Total comprehensive income / (expense) for the year ---- --596.642 ---- 259.854 --102 856.598 (2.803) 853.795 Net change in treasury stock (note 16 (d)) ---- ---- --6.981 ---- --6.981 --6.981 Acquisition / Divestment of non-controlling interests (note 16 (c)) Other changes Interim dividend Distribution of 2017 profit: Reserves Dividends Interim dividend ---- ---- ---- (3.462) (9.437) ---- ---- ---- (136.747) ---- ---- ---- ---- ---- ---- (3.462) (9.437) (136.747) 469.010 (43) --465.548 (9.480) (136.747) ---- ---- ---- 539.714 (142.094) --(539.714) --(122.986) ---- 122.986 ---- ---- ---- ---- ---- ---- --(142.094) ---- ---- --(142.094) --Operations with shareholders or owners ---- 384.721 (662.700) (13.761) 6.981 ---- --(284.759) 468.967 184.208 Balance at 31 December 2018 119.604 910.728 2.441.931 596.642 (136.747) (55.441) 349.391 --(554) 4.225.554 471.050 4.696.604 Translation differences ---- ---- ---- 16.975 ---- 16.975 11.921 28.896 Other comprehensive income ---- ---- ---- ---- (349) (349) --(349) Other comprehensive income / (expense) for the year ---- ---- ---- 16.975 --(349) 16.626 11.921 28.547 Profit/(loss) for the year ---- --625.146 ---- ---- --625.146 23.498 648.644 Total comprehensive income / (expense) for the year ---- --625.146 ---- 16.975 --(349) 641.772 35.419 677.191 Net change in treasury stock (note 16 (d)) Acquisition / Divestment of non-controlling interests (note 16 (c)) Other changes Interim dividend Distribution of 2018 profit: Reserves Dividends Interim dividend ---- ---- ---- ---- --220.976 (11.291) ---- ---- ---- ---- (136.828) 5.857 ---- ---- (22.009) ---- ---- ---- ---- ---- 5.857 198.967 (11.291) (136.828) --1.517.180 ---- 5.857 1.716.147 (11.291) (136.828) ---- ---- ---- 459.895 (101.912) --(459.895) --(136.747) ---- 136.747 ---- ---- ---- ---- ---- ---- --(101.912) ---- ---- --(101.912) --Operations with shareholders or owners Balance at 31 December 2019 ---- 567.668 (596.642) (81) 5.857 (22.009) ---- (45.207) 1.517.180 1.471.973 119.604 910.728 3.009.599 625.146 (136.828) (49.584) 344.357 --(903) 4.822.119 2.023.649 6.845.768 20-11032-1C1.1P32

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(1)         Nature, Principal Activities and Subsidiaries

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries.

On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share.

The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008.

All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market).

Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts.

Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially hemoderivatives.

The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California).

(2)         Basis of Presentation

The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2019 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) which for Grifols Group purposes, are identical to the standards as issued by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2019, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended.

These consolidated annual accounts for 2019 show comparative figures for 2018 and voluntarily show figures for 2017 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated income statement and the consolidated balance sheet for years 2019, 2018 and 2017, the effects of the application new standards described in note 2 must be taken into account.

The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by spanish capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

The Board of Directors of Grifols, S.A. considers that these consolidated annual accounts of 2019 authorized for issue at their meeting held on 21 February 2020, will be approved by the shareholders without any modifications.

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Appendix I), for the financial year ended 31 December 2019 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own annual accounts in Ireland.

(a)         Relevant accounting estimates, assumptions and judgments used when applying accounting principles

The preparation of the consolidated annual accounts in conformity with IFRS-EU requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the consolidated annual accounts.

•                      Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                      Determination the fair value of assets, liabilities and contingent liabilities related to business combinations. Details of the fair value methods used by the Group are provided in note 3.

•                      Evaluation of the capitalization of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                      Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 29.

•                      The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from deductible temporary differences to the extent that it is probable that sufficient taxable income will be available against which they can be utilized, based on management estimates on amount and payments of future taxable profits (see notes 4(s) and 28).

•                      Analysis that the refinancing of debt and bonds does not result in a new financial liability (see note 21).

No changes have been made to prior year judgments relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

At 31 December 2019 results from operating activities include “Profit/(loss) of equity accounted investees with similar activity to that of the Group” amounting to Euros 8,972 thousand. This change is justified due to the fact that some of the investee companies perform the same activity as the Group’s statutory activity described in note 1, together with its growing contribution to the consolidated statement of profit and loss . The Group has proceeded to apply this decision in the presentation of these consolidated annual accounts without retroactive effect, as the amount in previous years is not significant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)         Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2019, 2018 and 2017, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts.

Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method.

Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence, it has been fully consolidated.

Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence, it has been fully consolidated.

Changes in associates and jointly controlled entities are detailed in note 11.

Changes in subsidiaries

In 2019:

•                      The Group aims to reinforce its strategic presence in China. In March 2019, Grifols entered into a shares exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols should deliver 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange should receive 1,766 million of SRAAS shares (representing 26.2% of the share capital). Thus, such transaction does not entail a cash flow movement.

The exchange ratio determined upon that date, was estimated using different valuation methods, among others the stock price for SRAAS and discounted cash flows and market multiples for GDS.

Grifols will retain the control of GDS through the retention of the 55% of the economic rights and 60% of the voting rights and shares received of SRAAS will be considered as an investment in an associate because Grifols will have a significant influence according to IAS 28 — Investment in Associates and Joint Ventures.

As of 30 September 2019, Grifols obtained the authorization from the US agency, “Committee on Foreing Investment in the United States” (CFIUS) and on 13 November 2019, Shanghai RAAS Blood Products, Co. Ltd. obtained the authorization from the Chinese Securities Regulatory Commission (CRSC).

As of 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange of a contractual right resulting in an investment in an associate (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, as of 31 December 2019, SRAAS was the minority shareholder owner of the 45% of GDS. Such contractual right fulfills the definition of financial asset under IFRS 9 — Financial Instruments and has been classified as a financial asset at fair value with changes in results for not complying with the principal and interest payment criteria (because they will be received participations in SRAAS). Grifols has registered the aforementioned contractual right for the fair value of the GDS shares delivered and subsequently said right was measured based on its fair value with changes in results.

The delivery of GDS shares  had no impact on the consolidated results of Grifols Group according to IFRS 10 — Consolidated Financial Statements, since it is considered a transaction with non-controlling interest where Grifols retained control over GDS. The impact in the Consolidated balance sheet at 31

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

December 2019 resulted in an increase of the chapters: Other Current Financial Assets amounting to EUR 1,717 million (note 12); Non-controlling Interests amounting to EUR 1,511 million (note 18); Retained Earnings amounting to EUR 227 million (note 16), a decrease in translation differences for an amount of Euros 22 million and a benefit in the consolidated statement of profit and loss from fiscal year 2019 amounting Euros 1 million related to the change in the contractual right value (note 27).

Finally, the directly attributable costs to the future acquisition of SRAAS were recognized as a Current Asset amounting to EUR 12 million as of 31st December 2019 and are presented under chapter “Other Current Assets”. Subsequently, such costs will be included in the initial carrying amount at the date of acquisition of SRAAS.

•                  On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), a group based in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory In April 2019, the Group has exercised the call option and has completed the acquisition of the remaining shares of the IBBI companies (see note 3).

•                  On 24 July 2019, the Group acquired 33 shares of Progenika Biopharma, S.A for an amount of Euros 4 thousand. As a result, the Group increased its interest from 99.99% to 100%. With this acquisition, the Group has the full control of Progenika Biopharma, S.A and therefore it ceases to have non-controlling interest (see notes 18 and 16 (c)).

•                  On 16 April 2019 and 3 December 2019 Araclon Biotech , S.L carried out two share capital increases of Euros 16.8 million and Euros 5.9 million, respectively. After the latter capital increase Grifols’ interest rises to 75.1% (see notes 18 and 16 (c)).

•                  With effect as of 1 January 2019, Instituto Grifols, S.A. and Gri-Cel, S.A. entered into a merger agreement. The surviving company was Instituto Grifols, S.A.

In 2018:

•                  On 28 December 2018, Grifols sold Biotest US Corporation and Haema AG to Scranton Enterprises B.V. for a global amount of US Dollars 538,014 thousand. Scranton is an existing shareholder of Grifols (see note 3(b)).

•                  On 1 August 2018, Grifols, through its subsidiary Grifols Shared Services North America, Inc. completed the acquisition of 100% of the shares in Biotest US Corporation for a price of US Dollars 286,454 thousand, after obtaining the consent of the US Federal Trade Commission (see note 3).

•                  On 19 March 2018, Grifols entered into an agreement with Aton GmbH for the purchase of 100% of the shares of German based pharmaceutical company Haema AG, in exchange for a purchase price of Euros 220,191 thousand on a debt free basis. The closing of this transaction took place in June 2018 (see note 3).

•                  On 26 January 2018, Grifols through its subsidiary Grifols Shared Services North America, Inc, subscribed a capital increase in the amount of US Dollars 98 million in the U.S company Goetech LLC, based in Denver, Colorado, trading as Medkeeper. As a result, Grifols reached  a 54.76% interest in Medkeeper and a majority position on the board of directors.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)  On 12 January 2018 the Group acquired the remaining 50% of the voting rights of Aigües Minerals de Vilajuïga, S.A. and consequently Grifols held 100% of the voting rights for a total amount of Euros 550 thousand. In 2017:  On 4 December 2017, Progenika Biopharma, S.A., transferred the total shares of Abyntek Biopharma, S.L. to a third party. No profit or loss was recognized on this transaction.  On 11 October 2017, Grifols Diagnostic Solutions, Inc. acquired an additional 0.98% interest in Progenika Biopharma, S.A. from its non-controlling interests for a total amount of Euros 644 thousand in the form of a cash payment. As a result, Grifols owed 90.23% of Progenika’s share capital at 31 December 2017.  On 24 July 2017, Grifols acquired an additional 40% interest in Kiro Grifols, S.L. for a purchase price of Euros 12.8 million. With this new acquisition, Grifols reached a 90% interest in equity of Kiro Grifols S.L. (see note 3(b)).  On 13 March 2017, Progenika Latina, S.A. de C.V., was wound up. The assets and liabilities of Progenika Latina. S.A. de C.V were integrated into Progenika Biopharma, S.A.  On 31 January 2017, Grifols closed the transaction for the asset purchase agreement to acquire Hologic’s business of NAT (Nucleic Acid Testing) donor screening unit, previously agreed on 14 December 2016, for a total amount of US Dollars 1,865 million (see note 3(a)).  On 5 January 2017, the Group incorporated a new company called Chiquito Acquisition Corp.  With effect as of 1 January 2017, Grifols Diagnostic Solutions, Inc. and Progenika, Inc. entered into a merger agreement. The surviving company was Grifols Diagnostic Solutions, Inc. (c) Amendments to IFRS in 2019, 2018 and 2017 In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated annual accounts of the Group. Effective date in 2017 M andatory ap p lication for annual p eriods St andards IASB effect ive dat e EU effect ive dat e Recognition of Deferred Tax Assets for Unrealized Losses (issued on 19 January 2016) Disclosure Initiative (issued on 29 January 2016) Annual imp rovements to IFRSs 2014 - 2016 cy cle (issued on 8 December 2016) - IFRS 12 IAS 12 IAS 7 Various 1 January 2017 1 January 2017 1 January 2017 1 January 2017 1 January 2017 1 January 2017 5

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Effective date in 2018

Standards		Mandatory application for annual periods beginning on or after: IASB effective date	EU effective date
IFRS 15	Revenue from contracts with Customers (issued on 28 May 2014)	1 January 2018	1 January 2018
IFRS 15	Clarification to IFRS15 Revenue from Contracts with Customers (issued on 12 April 2016)	1 January 2018	1 January 2018
IFRS 9	Financial instruments (issued on 24 July 2014)	1 January 2018	1 January 2018
IFRS 2	Classification and Measurement of Share-based Payment Transactions (issued on 20 June 2016)	1 January 2018	1 January 2018
IFRS 4 IFRS 9	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (issued on 12 September 2016)	1 January 2018	1 January 2018
IFRIC 22	IFRIC 22 Interpretation: Foreign currency translations and Advance Consideration (issued on 8 December 2016)	1 January 2018	1 January 2018
IAS 40	Amendments to IAS 40: Transfers of Investment Property (issued on 8 December 2016)	1 January 2018	1 January 2018
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016)	1 January 2018	1 January 2018

The application of these standards and interpretations had some impacts on the consolidated annual accounts for the year ended 31 December 2018, which are detailed below:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments was applied on 1 January, 2018 without any restatements of the comparative figures relative for the prior year. The impacts of the first-time adoption, recognized directly in equity, were as follows:

- Classification and measurement of financial assets:

  In general terms, based on the analysis of the new classification based on the business model, the majority of financial assets continued to be measured at amortized cost, the main exception being equity instruments, which are measured at fair value through profit or loss.

- Impairment of financial assets:

  As mentioned in Note 4k, the Group applied the simplified estimated expected loss model to estimate the impairment of "Trade and other receivables".

  In this context, the Group defined a methodology to evaluate periodically (annually), firstly, if there are significant variations in the credit risk of the counterparties (commercial customers), to subsequently determine the expected credit loss during the life of the asset considering the low credit risk.

  At 31 of December 2018, Group management considered that the credit risk for "Trade and other receivables" was low according to the payment behavior of customers, as well as based on the historical experience of credit lossin the Group (2017: 0.19%, 2016: 0.17% and 2015: 0.13%).

  As a result of applying this methodology, at 31December 2018, the amount of impairment for estimated loss estimated for "Trade and other receivables" was not significant, nor did it differ significantly from the amount recognized under the impairment model of loss incurred set out in IAS 39.

6

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Modification or exchanges of financial liabilities that do not result in derecognition of liabilities

According to the IASB's interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the new modified cash flows, discounted at the original effective interest rate of the liability.

IFRS 9 must be applied retrospectively as of 1 January 2018, therefore any gains or losses from the modification of financial liabilities that arise from applying the new standard in years prior to 1 January 2018 were recognized in reserves at that date and the comparative period was not re-expressed. Grifols retrospectively calculated the impact of adopting IFRS 9 on the refinancing of its senior debt and unsecured senior corporate notes in 2014 and 2017. As a result of these new calculations, the 2014 refinancing of both debts did not cause the derecognition of the respective liabilities, therefore generating an adjustment to profit and loss in that year. Considering the retroactive adjustment generated in 2014, the 2017 refinancing of senior debt did not result in the derecognition of the financial liability either. However, the refinancing of the unsecured senior corporate notes led to derecognition of the liability as it did not pass the new quantitative test. The adoption of IFRS 9 entailed a positive impact on reserves of Euros 24,636 thousand.

Details of the impacts on reserves due to the application of IFRS 9 application are follows:

	Thousand of Euros		
Senior Unsecured Noted	IAS 39	IFRS 9	Impact 01/01/2018
Total Debt	853,667	1,000,000	146,333
Deferred Expenses			(41,035)
Negative Impact in reserves			105,298

	Thousand of Euros		
Senior Secured Debt	IAS 39	IFRS 9	Impact 01/01/2018
Total Debt	3,375,157	3,226,244	(148,913)
Deferred Expenses			18,979
Positive impact in reserves			(129,934)

	Thousand of Euros		
Total Impact	IAS 39	IFRS 9	Impact 01/01/2018
Total Debt	4,228,824	4,226,244	(2,580)
Deferred Expenses			(22,056)
Positive impact in reserves			(24,636)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a framework that replaces the previous guides on revenue recognition. According to the new criteria, a five-step model should be used to determine the timing and amounts of revenue recognition:

Step 1: Identify the contract.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue.

7

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

This new model specifies that revenue should be recognized when (or as) control of the goods or services is transferred from an entity to customers, for the amount the entity expects to be entitled to receive. Depending on whether certain criteria are met, revenue is recognized over time, reflecting that the entity has satisfied the performance obligation, or at a point in time, when control of the goods or services is transferred to customers.

In order to identify the potential impacts of the application of the revenue recognition model according to IFRS15, the Group's internal revenue recognition policies for the different types of contracts with customers (contract groups) were analyzed, identifying the performance obligations, the price of the transaction, its allocation to each performance obligation and the determination of their satisfaction schedule.

The Group assessed that the contractually agreed performance obligations are independent of each other, where each one has an assigned price in the contract (and that represents the independent sale price), and whose income is recognized at the time that the control is transferred (upon of hemoderivative products; diagnostic and hospital products, and equipment) or at the time when the service is rendered.

On the basis of this analysis, no performance obligations were identified whose recognition pattern differed significantly from the income pattern previously applied under IAS 18 (nor does it require new judgments for recognition), concluding that the effect on the consolidated financial statements derived from the application of IFRS 15 was not relevant.

On the other hand, based on the application of IFRS 15, no new assets or liabilities for contracts were identified with respect to those already recognized under the previous regulations, except for those referring to commissions for gaining customers, which amounted to Euros 2,934 thousand at 31 of December 2018, and which were considered as costs of obtaining a contract (not as an asset due to a contract).

Finally, it should be highlighted that no contracts with financing components were identified.

Effective in 2019

Standards		Mandatory application for annual periods beginning on or after: IASB effective date	EU effective date
IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019	1 January 2019
IFRIC 23	Uncertainty over Income Tax Treatments (issued on 7 June 2017)	1 January 2019	1 January 2019
IFRS 9	Prepayment Features with Negative Compensation (issued on 12 October 2017)	1 January 2019	1 January 2019
IAS 28	Long-term interests in Associates and Joint Ventures (issued on 12 October 2017)	1 January 2019	1 January 2019
Various	Annual Improvements to IFRS Standards 2015-2017 Cycle (issued on 12 December 2017)	1 January 2019	1 January 2019
IAS 19	Plan Amendment, Curtailment or Settlement (issued on 7 February 2018)	1 January 2019	1 January 2019

The application of these standards and interpretations has not had any significant impact on the consolidated annual accounts, except for IFRS 16 "Leases", as follows:

IFRS 16 "Leases"

IFRS 16 brings in a single model for lease accounting by lessees in the statement of financial position. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard. Lessors continue to classify leases as finance or operating leases.

8

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) IFRS 16 replaces existing guidance on leases, including IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-Incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. The Group adopted IFRS 16 for the first time on 1 January 2019, but has not restated comparative figures for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet at 1 January 2019. On 1 January 2019 there was no impact in equity due to the IFRS 16 application. The main policies, estimates and criteria for the application of IFRS 16 are as follows:  Scope: IFRS 16 evaluation considers all the contracts in which the Group acts as lessee, except for contracts between the Group companies and the cancelable contracts. Transition approach: The Group has opted to implement IFRS 16 using the modified retrospective approach, whereby the right-of-use asset is measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application. When applying this modified retrospective approach, the Group does not re-express the comparative information. Discount rates: under IFRS 16, a lessee shall discount the future lease payments using the interest rate implicit in the lease if that rate can be readily determined. Otherwise, the lessee shall use the incremental borrowing rate. The Group uses the incremental borrowing rate. This is the rate that a lessee would have to pay at the commencement date of the lease for a loan over a similar term, and with similar security, to obtain an asset of a similar value to the right–of-use asset. An incremental effective interest rate has been applied and varies from 2.07% to 8.18% depending on the geographical area and the term of the lease agreement at the transition date. The lease term is the non-cancellable period considering the initial term of each contract unless Grifols has a unilateral extension or termination option and there is reasonable certainty that this option will be exercised, in which case the corresponding extension term or early termination will be taken into account. The Group leases several buildings, equipment and vehicles. Leases agreements are usually made for fixed periods, as shown below: Average lease term    Buildings and warehouses Donor centers PCs and hardware M achinery Vehicles 10 to 15 y ears 13 to 15 y ears 3 to 5 y ears 4 to 5 y ears 3 to 5 y ears The lease terms of the agreements are negotiated on an individual basis and contain a wide range of terms and conditions.  Accounting policies applied during transition: The Group has employed the following practical expedients when applying the simplified method to leases previously carried as operating leases under IAS 17 Leases: o Non-application of IFRS 16 to agreements that were not previously deemed to contain a lease under IAS 17 and IFRIC 4 “Determining whether an arrangement contains a lease”. Exclusion of the initial direct costs from the measurement of the right-of-use asset on the date of first-time adoption. o o Exclusion of leases that expire within 12 months as from the date of first-time adoption. o Exclusion of leases in which the underlying asset has a low value. 9

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The reconciliation of lease liabilities for buildings and warehouses in relation to leases which had previously been classified as operating leases under IAS 17 (related to non-cancelable agreements and renewals) and lease liabilities under IFRS 16 at 1 January 2019 is as follows:

	01/01/2019
	Thousands of Euros
Operating lease commitments existing as at 31 December 2018	400,579
Periods covered by an option to extend the lease by the Group	579,261
Discounting using the Group's incremental borrowing rate	(311,116)
finance lease liabilities recognised as at 31 December 2018	1,395
Short-term leases recognised on a straight-line basis as expense	(4,822)
Others	(349)
Lease liability recognised as at 1 January 2019	664,948

The Group's activities as a lessor are immaterial, and therefore the application of IFRS 16 has not had a significant impact on the consolidated annual accounts.

IFRIC 23 - "Uncertainty in the treatment of income taxes"

IFRIC 23 "Uncertainty in the treatment of income taxes" clarifies how to apply the recognition and measurement requirements of IAS 12 "Income taxes" when there is uncertainty as to the treatment of income taxes. In this situation, an entity reflects the effect of uncertainty when determining taxable earnings, tax bases, unused tax losses, unused tax credits and tax rates.

Grifols analyzed the possible uncertain tax treatments, concluding that the application of this interpretation do not have an impact on 2019 consolidated annual accounts

Standards issued but not effective in 2019

Standards		Mandatory application for annual periods beginning on or after: IASB effective date	Mandatory application for annual periods beginning on or after: EU effective date
IAS 1 IAS 8	Definition of material (issued on 31 October 2018)	1 January 2020	1 January 2020
Various	Amendments to references to the Conceptual Framework in IFRS Standards (issued on 29 March 2018)	1 January 2020	1 January 2020
IFRS 3	Amendment to IFRS 3: Business combinations (issued on 22 October 2018)	1 January 2020	pending
IFRS 9 IAS 39 IFRS 7	Interest rate benchmark reform (issued on 26 September 2019)	1 January 2020	1 January 2020
IFRS 17	Insurance Contracts (issued on 18 May 2017)	1 January 2021	pending

The Group has not applied any of these standards or interpretations in advance of their effective date.

The application of these standards and interpretations is not expected to have any significant impact on the consolidated annual accounts.

10

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(3) Business Combinations

2019

(a) Acquisition of assets used in plasma donor centers

On 31 May 2019 the Group, through its subsidiary Haema AG, acquired four plasma donor centers from Kedplasma, GmbH. The agreed purchase price was Euros 20,500 thousand.

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date are as follows:

	Thousands of Euros
Cost of the business combination	
Payment in cash	20,500
Total business combination cost	20,500
Fair value of net assets acquired	1,620
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	18,880

The resulting goodwill is allocated to the Bioscience segment and it includes the donor data base, FDA licenses and workforce.

The fair value of net assets acquired mainly includes property, plant and equipment amounting to Euros 1,396 thousand.

(b) Acquisition of Interstated Blood Bank, Inc. Group

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) ("IBBI Group"), with headquarters inMemphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory.

In April 2019, the Group has exercised the call option and has completed the acquisition of the remaining shares of the IBBI group companies.

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Consideration paid		
Cash paid	88,984	100,000
Total consideration paid	88,984	100,000
Fair value of the previous investment in the company	94,126	105,779
Fair value of the call option	8,898	10,000
Fair value of net assets acquired	19,345	21,744
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	172,663	194,035

11

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair value	
	Thousands of Euros	Thousands of US Dollars
Intangible assets (note 8)	77	87
Property, plant and equipment (note 10)	23,724	26,661
Inventories	10,271	11,543
Trade and other receivables	12,080	13,575
Other current assets	2,015	2,265
Cash and cash equivalents	1,961	2,204
Total assets	50,128	56,335
Non-current liabilities	(10,233)	(11,500)
Current liabilities	(20,550)	(23,091)
Total liabilities and contingent liabilities	(30,783)	(34,591)
Total net assets acquired	19,345	21,744

The resulting goodwill has been allocated to the Bioscience segment.

The variation between the fair value of the previous investment and the book value amounts to Euros 4,521 thousand and has been recognized as an income in section "Share of income/(losses) of equity accounted investees with group's similar activity" in the consolidated statement of profit or loss. Had the acquisition taken place on 1 January 2019, the net amount of the Group's revenue would have increased by Euros 10,146 thousand and profit would have decreased by Euros 1,436 thousand.

IBBI's net revenue and profit between the acquisition date and 31 December 2019 amounts to Euros 13,364 thousand and Euros 280 thousand, respectively.

2018

(a) Acquisition of assets used in centers from Kedplasma

In August and December 2018, the Group, through its company Biomat USA, Inc., acquired six donor centers from Kedplasma LLC. The purchase price agreed was Euros 20,939 thousand and Euros 21,841 thousand, respectively.

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date are as follows:

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination		
Payment in cash	42,780	50,163
Total business combination cost	42,780	50,163
Fair value of net assets acquired	5,042	5,787
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	37,738	44,376

The resulting goodwill is allocated to the Bioscience segment and it includes the donor data base, FDA licenses and workforce.

The fair value of net assets acquired mainly includes property, plant and equipment amounting to Euros 4,942 thousand.

12

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Biotest Acquisition

On 1 August 2018, Grifols, through its subsidiary Grifols Shared Services North America, Inc. completed the acquisition of 100% of the shares in Biotest US Corporation for a price of US Dollars 286,454 thousand, after obtaining the consent of the US Federal Trade Commission. Grifols acquired the shares from Biotest Divestiture Trust.

Biotest USA owns a plasma collection business in the USA with 24 plasma collection centers throughout the territory. In fiscal year 2017, it obtained approximately 850,000 liters of plasma.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Total business combination cost	245,126	286,454
Fair value of net assets acquired	114,463	133,761
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	**130,663**	**152,693**

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value	
	Thousands of Euros	Thousands of US Dollars
Cash and cash equivalents	5,876	6,867
Trade and other receivables	15,114	17,663
Inventories	18,235	21,309
Other assets	2,438	2,849
Intangible assets (note 8)	19,511	22,800
Goodwill	5,571	6,510
Property, Plant and equipment (note 10)	22,190	25,931
Deferred tax assets	33,917	39,635
Financial assets	10,975	12,825
Total assets	133,827	156,389
Trade and other payables	(5,322)	(6,219)
Other liabilities	(4,249)	(4,965)
Deferred tax liability	(4,878)	(5,700)
Long-term liabilities	(4,915)	(5,744)
Total liabilities and contingent liabilities	(19,364)	(22,628)
Total net assets acquired	114,463	133,761
Goodwill (note 7)	130,663	152,693
Total business combination cost	245,126	286,454

The resulting goodwill was allocated to the Bioscience segment.

Had the acquisition taken place on 1 January 2018, the net amount of the Group's revenue and profit would have increased by Euros 90,216 thousand and Euros 5,592 thousand, respectively.

13

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The revenue and profit of Biotest between the acquisition date and 31 December 2018 amounted to Euros 73,747 thousand and Euros 7,473 thousand, respectively. On 28 December 2018, Grifols sold Biotest US Corporation and Haema AG to Scranton Enterprises B.V. for a total of US Dollars 538,014 thousand (see note 1). Scranton is an existing shareholder of Grifols (see note 31). The sale of Biotest and Haema to Scranton took place for the same price, at the December 2018 US Dollar/Euro exchange rate, and under the same terms and conditions existing when Grifols acquired both companies. The sale of Biotest and Haema did not result in a loss of control for the Group. In assessing the existence of control, Grifols considered the potential voting rights to determine whether it had power and therefore control. The Group holds potential voting rights arising from the repurchase options of the shares and they are substantive, based on the following:  The sale contract includes a call option for Grifols which grants the irrevocable and exclusive right (not an obligation) to be able to acquire the shares sold to Scranton (both at the same time) at any time from the effective date of sale.  The purchase option has been negotiated jointly in the same sale agreement of the entities.  The price of exercising the call option will be equal to the higher of: a) the price at which Grifols sold them plus costs incurred in the transaction and plus the increase in working capital and (b) the amount of debt that Scranton owns related to this transaction at the date on which Grifols exercises the option (principal plus interest plus any other cost to be able to cancel said loan). Considering that the projections for the entities are for growth and an improvement in their results is expected, it is concluded that said call option is "in the money" since their market price is estimated to be higher than that agreed in the call option.  Even if a nullity clause on the call option is included in the case of default by the buyer (standard clause included in financing agreements), it has been considered remote since Grifols will have the capacity to exercise said call option in the remediation period of 90 days.  There are no agreements between shareholders that establish that the relevant decisions are approved in a different manner than by majority vote.  There is a commitment from Grifols to provide support services in the plasma collection business of the donation centers for their subsequent sale and thus ensure that these companies will continue to operate effectively, as well as ensuring the continuity and growth of said entities. Likewise, there is a "Plasma Supply Agreement" agreement whereby the plasma to be produced by these entities will be almost entirely to meet the needs of Grifols. There is no exclusivity of sale. The aforementioned are indicators of Grifols' power over these entities, even after their sale, considering that the repurchase options are susceptible to being exercised and Grifols would have the financial capacity to carry them out. Consequently, the sale of the entities did not result in a loss of control, which is why the entities continue to consolidate, recording the sale as a transaction in equity without any impact on the consolidated statements of profit and loss. (c) Haema AG On 19 March 2018, Grifols entered into an agreement with Aton GmbH for the purchase of 100% of the shares of the German based pharmaceutical company Haema AG, in exchange for a purchase price of Euros 220,191 thousand on a debt free basis. This transaction was closed in June 2018. As a result of this acquisition Grifols acquired Haema’s business, based on the collection of plasma for fractionation, which includes 35 plasma collection centers located throughout Germany, and three more centers 14

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

under construction at the acquisition date. Haema AG's headquarters are located in Leipzig and measure approximately 24,000 m² (which include administration, production, storage and power station buildings) and it also has a central laboratory in Berlin.

Haema AG employs about 1,100 people and collected almost 800,000 liters of plasma in the preceding financial year, coming from approximately 1 million donations.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros
Total business combination cost	220,191
Fair value of net assets acquired	49,057
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (see note 7)	**171,134**

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value
	Thousands of Euros
Cash and cash equivalents	7,727
Trade and other receivables	10,321
Inventories	5,535
Other assets	836
Intangible assets (note 8)	1,518
Property, Plant and equipment (note 10)	25,407
Total assets	51,344
Trade and other payables	(1,795)
Contingent liabilities	(492)
Total liabilities and contingent liabilities	(2,287)
Total net assets acquired	49,057
Goodwill (note 7)	171,134
Total business combination cost	220,191

The resulting goodwill was allocated to the Bioscience segment.

Had the acquisition taken place on 1 January 2018, the net amount of the Group's revenue would have increased by Euros 39,517 thousand and the Group's profit would not have changed significantly.

The revenue and profit of Haema AG between the acquisition date and 31 December 2018 amounted to Euros 46,758 thousand and Euros 53 thousand, respectively.

On 28 December 2018, Grifols sold Haema AG to Scranton Enterprises B.V (see note 3 (b) for further details).

15

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(d) Goetech, LLC Acquisition ("MedKeeper")

On 26 January 2018, Grifols through its subsidiary Grifols Shared Services North America, Inc, subscribed a capital increase for an amount of US Dollars 98 million in the U.S company Goetech LLC, with headquarters in Denver, Colorado, and trading as Medkeeper. As a result of this transaction, Grifols held a 51% interest in Medkeeper and also held a majority position on the board of directors.

The acquisition agreement included the repurchase of own shares by Medkeeper from the non-controlling shareholder in the amount of US Dollars 14 million (in 2 business days) and US Dollars 20 million (in two years) (see note 21(d)). The agreement grants a call option to Grifols to acquire the remaining non-controlling stake for a term of three years and Medkeeper has a put option to sell this stake to Grifols, which may be executed at the end of the three-year period.

As the non-controlling shareholders did not have access to the economic rewards associated with the underlying ownership interests related to shares under the put and call commitment, we the advance-acquisition method was applied. Under this method the agreement was recognized as an advance acquisition of the underlying non-controlling interest, as if the put option had already been exercised by the non-controlling shareholders.

Medkeeper´s core business is the development and distribution of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the processes, control systems and monitoring different preparations, while increasing patient safety.
This investment enhances the activity of the Grifols Hospital Division and it is part of the strategy to underpin this division into the U.S. market.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dolla
Cost of the business combination		
First repurchase of non-controlling interests	11,475	14,000
Second repurchase of non-controlling interests (discounted amount)	14,952	18,241
Purchase of remaining non-controlling interests	42,998	52,458
Total business combination cost	69,425	84,699
Fair value of net assets acquired	14,104	17,207
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	55,321	67,492

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value	
	Thousands of Euros	Thousands of US Dollars
Intangible assets (note 8)	30,561	37,285
Property, Plant and equipment (note 10)	67	82
Other non-current assets	2,350	2,867
Other current assets	4,453	5,433
Total assets	37,432	45,667
Non-current liabilities	(2,186)	(2,667)
Current liabilities	(7,711)	(9,407)
Deferred tax liability	(13,431)	(16,386)
Total liabilities and contingent liabilities	(23,328)	(28,460)
Total net assets acquired	14,104	17,207

The resulting goodwill was allocated to the Hospital segment.

16

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Had the acquisition taken place on 1 January 2018, the net amount of the Group´s revenue and profit would not have changed significantly. The revenue and profit of Goetech LLC between the acquisition date and 31 December 2018 amounted to Euros 9,210 thousand and Euros 1,778 thousand, respectively. (e) Aigües Minerals de Vilajuïga, S.A. On 1 June 2017 the Group acquired of 50% of the voting rights in Aigües Minerals de Vilajuïga, S.A. a company based in Vilajuïga, Girona, Spain. On 12 January 2018 the Group acquired the remaining 50% of the voting rights and consequently Grifols holds 100% of the voting rights for a total amount of Euros 550 thousand. Aigües Minerals de Vilajuïga, S.A.’s principal activity is the collection and use of mineral-medicinal waters and the procurement of all necessary administrative concessions in order to facilitate the extraction of these waters and find the best way to exploit them. 2017 (a) Hologic Acquisition On 14 December 2016 Grifols entered into an asset purchase agreement to acquire assets corresponding to Hologic’s NAT (Nucleic Acid Testing) business donor screening unit for US Dollars 1,865 million. The transaction was closed on 31 January 2017. The agreement encompasses the acquisition of the Hologic business engaged in research, development and manufacture of assays and instruments based on NAT technology for transfusion and transplantation screening. In addition, it was agreed to cancel the existing joint-collaboration agreement for the commercialization of NAT donor screening products by Grifols. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. The transaction was structured through the purchase of assets by Grifols Diagnostic Solutions, Inc., a U.S. incorporated and wholly-owned subsidiary of Grifols, S.A. The assets acquired comprised a plant in San Diego, California (United States) as well as development rights, licenses to patents and access to product manufacturers. Grifols considers itself as one of the only vertically integrated providers capable of offering comprehensive solutions to blood and plasma donation centers. This acquisition strengthened cash flows and positively impacted the Group’s margins. The sales revenues of the Diagnostic Division do not change as a result of the acquisition due to the existing commercialization agreement between Grifols and Hologic in place since 2014, under which Grifols commercializes this line of business. It is expected that this acquisition will strengthen the position of the Grifols Diagnostic Division in transfusion medicine and will increase significantly the profitability of Grifols Diagnostic Division having a direct impact on the Group’s EBITDA margin. By streamlining and integrating the NAT business, operational efficiency will be in terms of production, R&D, overheads and administrative expenses. 17

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination		
Payment in cash	1,734,077	1,865,000
Result of the cancellation of the existing contract	41,894	45,057
Total business combination cost	1,775,971	1,910,057
Fair value of net assets acquired	309,551	332,923
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	1,466,420	1,577,134

As part of the purchase price allocation, the Company determined that the identifiable intangible assets were developed technology and IPR&D. The fair value of the intangible assets was estimated using the income approach. The cash flows were based on estimates used to price the transaction and the discount rates applied were benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital.

The developed technology assets are comprised of know-how, patents and technologies embedded in revenue. The Company applied the Relief-from-Royalty Method to determine its fair value. IPR&D projects relate to in-progress projects that have not reached technological feasibility as of the acquisition date. All of the IPR&D assets were valued using the Multiple-Period Excess Earnings Method approach.

The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The factors contributing to the recognition of the amount of goodwill were the acquired workforce, cost savings and benefits arising from the vertical integration of the business that will lead to efficiencies in R&D, commercial and manufacturing activities.

The expenses incurred in this transaction in 2017 amounted to approximately Euros 13 million (Euros 5.1 million in 2016).

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair Value	
	Thousands of Euros	Thousands of US Dollars
R&D in progress	137,756	148,157
Other Intangible assets	142,174	152,908
Property, plant and equipment	24,569	26,424
Deferred Tax Assets (note 28)	16,736	18,000
Inventories	30,157	32,434
Total Assets	351,392	377,923
Current Provisions (note 20 (b))	41,841	45,000
Total liabilities and contingent liabilities	41,841	45,000
Total net assets acquired	309,551	332,923

The resulting goodwill has been allocated to the Diagnostic segment.

18

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Kiro Grifols, S.L.

On 25 July 2017 the Group acquired an additional 40% interest in Kiro Grifols, S.L for an amount of Euros 12.8 million. In September 2014 the Group subscribed a capital increase in Kiro Grifols, S.L for an amount of Euros 21 million, by virtue of which Grifols acquired 50% of Kiro Grifols, S.L.'s economic and voting rights.

As a result, Grifols owns a 90% interest in Kiro Grifols. S.L. The remaining 10% will continue to be held by Socios Fundadores Kiro, S.L. a company wholly owned by cooperatives of the Mondragon Corporation.

Grifols also entered into a joint venture & shareholders' agreement (the "Joint Venture Agreement") with Kiro Grifols' partners: Mondragon Innovacion S.P.E, S.A.; Mondragon Assembly, S.Coop. and Agrupación de Fundición y Utillaje, S.Coop.. This agreement governs, among other matters, the capital increase subscribed by Grifols and the managing and governing bodies of Kiro Grifols, whether these are the Board of Directors or any other internal managing and governing bodies.

(c) Kedplasma acquisition

On 27 December 2016 Grifols entered into an agreement to acquire six new Plasma Donor Centers to the company Kedplasma, LLC, with a purchase price of US Dollars 47 million. These centers were handed over in February 2017.

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date are as follows:

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination		
Payment in cash	44,238	47,083
Total business combination cost	44,238	47,083
Fair value of net assets acquired	4,137	4,403
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	40,101	42,680

The fair value of net assets acquired includes property, plant and equipment amounting to Euros 3,698 thousand.

Goodwill was allocated to the Bioscience segment and includes the plasma donor data base, FDA licenses and workforce retained.

At 31 December 2016, the Group advanced the sum of US Dollars 15 million related to this acquisition.

(4) Significant Accounting Policies

(a) Subsidiaries and associates

Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. The Group controls a subsidiary when it has the substantive rights in force that provide the ability to manage relevant activities. The Group is exposed or has the right to variable returns for its involvement in the subsidiaries when the returns obtained vary depending on the economic performance of the subsidiaries.

The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is when the Group takes control. Subsidiaries are excluded from the consolidated Group from the date on which control is lost.

19

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Transactions and balances with Group companies and unrealized gains or losses have been eliminated upon consolidation. The accounting policies of subsidiaries have been adapted to those of the Group for transactions and other events in similar circumstances. The annual accounts of consolidated subsidiaries have been prepared as of the same date and for the same reporting period as the annual accounts of the Company. Associates are entities over which the Company, either directly or indirectly through subsidiaries, exerc ises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those entities. The existence of potential voting rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Group or other entities, are considered when assessing whether an entity has significant influence. Investments in associates are initially recognized at acquisition cost, including any cost directly attributable to the acquisition and any consideration receivable or payable contingent on future events or on compliance with certain conditions. Subsequently, investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. The excess of the cost of the investment over the Group’s share of the fair values of the identifiable net assets is recognized as goodwill, which is included in the carrying amount of the investment. Any shortfall, once the cost of the investment and the identification and measurement of the associate’s net assets have been evaluated, is recognized as income when determining the investor’s share of the profit and loss of the associate for the year in which it was acquired. The accounting policies of associates have been harmonized in terms of timing and measurement, applying the policies described for subsidiaries. The Group’s share of the profit and loss of an associate from the date of acquisition is recognized as an increase or decrease in the value of the investments, with a credit or debit to share of the profit and loss for the year of “equity-accounted investees” in the consolidated statement of profit and loss (consolidated statement of comprehensive income). The Group’s share of other comprehensive income of associates from the date of acquisition is recognized as an increase or decrease in the investments in associates with a balancing entry recognized by type in other comprehensive income. The distribution of dividends is recognized as a decrease in the value of the investment. The Group’s share of profit and loss, including impairment losses recognized by the associates, is calculated based on income and expenses arising from application of the acquisition method. When the Group's share of the losses in an investment accounted for using the equity method equals or exceeds its interest in the entity, the Group does not recognize additional losses, unless it has incurred in obligations or made payments on behalf of the other entity. The Group’s share of the profit and loss of an associate and changes in equity is calculated to the extent of the Group’s interest in the associate at year end and does not reflect the possible exercise or conversion of potential voting rights. However, the Group’s share is calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of associates. Information on the subsidiaries and associates included in the consolidated Group is presented in Appendix I. (b) Business combinations On the date of transition to IFRS-EU, 1 January 2004, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business 20

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) combinations performed as from 1 January 2004 have been recognized using the acquisition method. Entities acquired prior to that date were recognized in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date. The Group applies the revised IFRS 3 “Business combinations” in transactions made subsequent to 1 January 2010. The Group applies the acquisition method for business combinations. The acquisition date is the date on which the Group obtains control of the acquiree. Business combinations made subsequent to 1 January 2010 The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, equity instruments issued and any additional consideration contingent on future events or the fulfilment of certain conditions, in exchange for control of the acquiree. The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognized. At the acquisition date the Group recognizes at fair value the assets acquired and liabilities assumed. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be reliably measured. The Group also recognizes indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount. This criterion does not include non-current assets or disposal groups of assets which are classified as held for sale, long-term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights. Assumed assets and liabilities are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts. The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognized in profit and loss. When a business combination has been provisionally determined, net identifiable assets have initially been recognized at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are only made to initial values when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax revenue, provided the adjustments were not made during the measurement period. The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment of the measurement period, they are recognized in consolidated profit and loss. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognized in equity. The contingent consideration 21

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) classified, where applicable, as a provision is recognized subsequently in accordance with the relevant measurement standard. Business combinations made prior to 1 January 2010 The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfilment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated. Subsequent recognition of contingent considerations or subsequent variations to contingent considerations is recognized as a prospective adjustment to the cost of the business combination. Where the cost of the business combination exceeds the Group’s interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognized as goodwill, whilst the shortfall, once the costs of the business combination and the fair values of net assets acquired have been reconsidered, is recognized in profit and loss. (c) Non-controlling interests Non-controlling interests in subsidiaries acquired after 1 January 2004 are recognized at the acquisition date at the proportional part of the fair value of the identifiable net assets. Non-controlling interests in subsidiaries acquired prior to the transition date were recognized at the proportional part of the equity of the subsidiaries at the date of first consolidation. Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit and loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated statement of profit and loss (consolidated statement of comprehensive income). The consolidated profit and loss for the year, consolidated comprehensive income and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, Group and non-controlling interests are calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries. Profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent and to non-controlling interests in proportion to their interest, although this implies a balance receivable from non-controlling interests. Agreements signed between the Group and the non-controlling interests are recognized as a separate transaction. The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognized as an equity instrument transaction. Consequently, no new acquisition cost arises on increases, nor is a gain recorded on reductions; rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognized in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognized at their share of the net consolidated assets, including goodwill. (d) Joint arrangements Joint arrangements are those in which there is a contractual agreement to share the control over an economic activity, in such a way that the decisions over relevant activities require the unanimous consent of the Group and the remaining venturers. Under IFRS 11 "Joint arrangements" investments in joint arrangements are 22

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than on the legal structure of the joint agreement. Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated balance sheet. The acquisition cost of investments in joint arrangements is determined consistently with that established for investments in associates. (e) Foreign currency transactions and balances (i) Functional and presentation currency The consolidated annual accounts are presented in thousands of Euros, which is the functional and presentation currency of the Parent. (ii) Foreign currency transactions, balances and cash flows Foreign currency transactions are translated into the functional currency using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into thousands of Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. Non-monetary assets measured at fair value have been translated into thousands of Euros at the exchange rate at the date that the fair value was determined. In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of Euros at the exchange rates prevailing at the dates the cash flows occur. The effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is recognized separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”. Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of Euros of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. (iii) Translation of foreign operations The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria:  Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at the reporting date;  Income and expenses, including comparative amounts, are translated using the previous month's exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction;  Translation differences resulting from application of the above criteria are recognized in other comprehensive income. (f) Borrowing costs In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognizes borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value 23

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalized borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalized cannot exceed the amount of borrowing costs incurred during that period. The capitalized borrowing costs include adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group. The Group begins capitalizing borrowing costs as part of the cost of a qualifying asset when it incurs expenditure for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalizing borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalization of borrowing costs is suspended when active development is interrupted for extended periods. The remaining interest costs are recognized as an expense in the year in which they are incurred. (g) Property, plant and equipment (i) Initial recognition Property, plant and equipment are recognized at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. Land is not subject to depreciation. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalized production costs are recognized by allocating the costs attributable to the asset to “Self-constructed non-current assets” in the consolidated statement of profit and loss. (ii) Depreciation Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset, less its residual value. The Group determines the depreciation charge separately for each item for a component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset. Property, plant and equipment are depreciated using the following criteria: Dep reciation method Rates Buildings Other p rop erty , technical equip ment and machinery Other p rop erty , p lant and equip ment Straight line Straight line Straight line 1% - 3% 4%-10% 7% - 33% The Group reviews residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iii) Subsequent recognition Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit and loss as incurred. Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been 24

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction. (iv) Impairment The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in note 4(i) below. (h) Intangible assets (i) Goodwill Goodwill is generated on the business combinations and is calculated using the criteria described in the section on business combinations. Goodwill is not amortized, but is tested for impairment annually or more frequently whenever there is an indication that goodwill may be impaired. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains and losses on the sale of an entity include the carrying amount of the goodwill related to the entity sold. (ii) Internally generated intangible assets Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred. Costs related with development activities are capitalized when:  The Group has technical studies that demonstrate the feasibility of the production process;  The Group has undertaken a commitment to complete production of the asset, to make it available for sale or internal use;  The asset will generate sufficient future economic benefits;  The Group has sufficient technical and financial resources to complete development of the asset and has devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditure actually attributable to the different projects. The cost of internally generated assets by the Group is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated statement of profit and loss. Expenditure on activities that contribute to increasing the value of the different businesses in which the Group as a whole operates is expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. (iii) Other intangible assets Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortization and impairment losses. 25

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

(iv) *Intangible assets acquired in business combinations*

The cost of the identifiable intangible assets acquired in Biotest's business combination includes the fair value of the current contracts.

The cost of identifiable intangible assets acquired in the business combination of Hologic includes the fair value of the R&D projects and the Intellectual Property-Patents.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

The cost of identifiable intangible assets acquired in the Progenika business combination includes the fair value of currently marketed products sold and which are classified under "Other intangible assets" and "Research and Development".

The cost of identifiable intangible assets acquired in the Talecris business combination includes the fair value of currently marketed products sold and which are classified under "Other intangible assets".

(v) *Useful life and amortization rates*

The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Rates
Development expenses	Straight line	10%
Concessions, patents, licences, trademarks and similar	Straight line	4% - 20%
Computer software	Straight line	33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset, less its residual value.

The Group does not consider the residual value of its intangible assets to be material. The Group reviews the residual value, useful life and amortization method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(i) Leases

Leases after IFRS 16 application:

The Group had to change its accounting policies as a result of adopting IFRS 16. The Group has changed its accounting policy for leases where the Group is the lessee. The new policy is described in note 2(c) and the impact of the change in note 2 (c) and 9.

26

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(i)        Definitions

Lease contracts

A lease contract is a contract that fulfills the following conditions:

•                  There is an identified asset explicitly specified in the contract or implicitly specified when it is made available for use by the Group. When the asset is a portion of an asset’s capacity it could also be an identified asset if it is physically distinct (a floor of a building, a storage location in a warehouse) or the Group has the right to receive substantially all its of capacity.

•                  The lessee has the right to direct the use of the identified asset that means the right to determine how and for what purpose the asset will be used.

•                  The lessee has the right to obtain all the economic benefits from that use throughout the period of use.

Non-lease contracts

Even if an asset is specified in the contract, if the lessor has a substantive substitution right throughout the period of use, the asset is not identified and the contract does not contain a lease.

When the lessee does not have the right to control the use of the asset, the contract does not contain a lease.

Non-lease contracts are not under this policy and the accounting treatment will be the one for a service contract (usually recognized as an expense).

(ii)     Accounting policies

Lease contracts, where Grifols acts as lessee, will be recognized at inception of the contract as:

•                  A lease liability representing its obligation to make future lease payments and,

•                  A right of use representing its right to use the identified asset.

Exception: lease contracts that fulfill any of the following conditions will be recognized as monthly expense over the lease term:

•                  For lease contracts where the lease term is 12 months or less at the commencement date.

•                  For lease contracts where the value of the leased asset (individually), when new, is lower than US Dollars 5.000 or its equivalent in another currency.

Lease liability

Initial measurement

Lease liability corresponds to the present value of payments during the lease term using the interest rate implicit in the lease or, if this cannot be readily determined, the incremental lending rate, as follows:

•                  Lease payments

Only lease components included in the lease contract are part of the liability calculation:

• Fixed payments, less any lease incentives receivable;

• Variable lease payments that depend on a known  index or a rate;

• The purchase option price if the lessee is reasonably certain to exercise that option;

• Any amount already paid at the contract commencement date must not be included.

Non-lease components that could be included in a lease contract (e.g. maintenance services, consumption as utilities…) are not part of the lease liability and must be recognized as an expense as soon as the service is rendered to Grifols using the corresponding account according to its nature.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Lease term

The lease term is the non-cancellable period considering the initial term of each contract unless Grifols has a unilateral extension or termination option and there is reasonable certainty that this option will be exercised, in which case the corresponding extension term or early termination will be taken into account.

The lease liability is then calculated at the present value of the lease payments during the lease term, using an incremental discount rate specified in the contract, except for those contracts in which implicit interest rate is used because it is specifically mentioned in the contract.

•                  Discount rate

Under IFRS 16, a lessee shall discount the future lease payments using the lease implicit interest rate if this can be reliably determined. Otherwise, the lessee shall use the incremental borrowing rate. The Group uses the incremental borrowing rate. This is the rate that a lessee would have to pay at the commencement date of the lease for a loan of a similar term, and with similar security, to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

Subsequent assessment

Subsequently, the lease financial liability will be increased by the interest on the lease liability and reduced by the payments made. The liability will be remeasured if there are changes in the amounts payable and the terms of the lease.

Lease liabilities will:

•                  Increase the carrying amount to reflect the corresponding accrual of interest expense;

•                  Reduce the carrying amount to reflect the lease payments made; and

•                  Remeasure (increase or reduce) the carrying amount to reflect any reassessment or lease modifications. The balancing entry will be a lease expense for retrospective lease payments or right-of-use-assets for future lease payments. The discount rate to be used depends on the event causing the reassessment or modification.

Right-of-use asset (ROU asset)

Initial measurement

ROU assets are initially measured at cost, which comprises:

•                  Initial measurement of the lease liability,

•                  Any lease payments made to the lessor at or before the commencement date,

•                  Estimated costs to dismantle or to remove the underlying asset,

•                  Less any discount or incentive received from the lessor.

Subsequent measurement

The ROU asset is measured at cost, less any accumulated depreciation and any accumulated impairment losses.

Net book value of the ROU asset must be adjusted as for any re-measurement of the lease liability.

Depreciation method and useful life

Depreciation method: straight-line basis. Depreciation starts at the lease commencement date (when the asset is available for use).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Useful life:

•                  If the purchase option is reasonably certain to be exercised: Useful life of the underlying asset.

•                  Otherwise: The earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Leases before IFRS 16 application:

(i)                            Lessee accounting records

The Group has rights to use certain assets through lease contracts.

Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases.

•                  Finance leases

At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as an expense in the years in which they are incurred. Property, plant and equipment acquired through a finance lease is amortized over the useful life of the asset or within the term of the lease, whichever is less, if there is no reasonable certainty that the group will obtain the property at the end of the term of the lease.

•                  Operating leases

Lease payments under an operating lease (excluding incentives) are recognized as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit.

(ii)             Leasehold investments

Non-current investments in properties leased from third parties are recognized on the basis of the same criteria for property, plant and equipment. Investments are amortized over the lower of their useful lives and the term of the lease contract. The lease term is consistent with that established for recognition of the lease.

(iii)          Sale and leaseback transactions

Any profit on sale and leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•             If the transaction is established at fair value, any profit and loss on the sale is recognized immediately in the consolidated statement of profit and loss for the year;

•             If the sale price is below fair value, any profit and loss is recognized immediately in the consolidated statement of profit and loss. However, if the loss is compensated for by future lease payments at below market price, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(j)            Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or           amortization

The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation, to verify whether the carrying amount of these assets exceeds the recoverable amount.

The Group tests goodwill, intangible assets with indefinite useful lives and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit and loss. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the  carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs of disposal, its value in use and zero.

At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated profit and loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to the assets of each unit, except goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable amount and the carrying amount that would have been disclosed, net of amortization or depreciation, had no impairment loss been recognized.

(k)         Financial instruments

(i)            Classification of the financial instruments

Financial instruments are classified at the time of their initial recognition as a financial asset, a financial liability or an equity instrument, in accordance with the economic substance of the contractual agreement and with the definitions of financial assets, financial liabilities or equity instruments indicated in IAS 32 “Financial instruments: Presentation”.

For purposes of its valuation, the Group classifies financial instruments in the categories of financial assets and financial liabilities at fair value through profit or loss, separating those initially designated from those held for trading or mandatorily measured at fair value through profit or loss, financial assets and financial liabilities valued at amortized cost and financial assets measured at fair value through other comprehensive income, separating the equity instruments designated as such, from other financial assets. The classification

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

depends on the Group’s business model to manage the financial assets and the contractual terms of the cash flows.

The Group classifies a financial asset at amortized cost if it is held in the framework of a business model whose objective is to hold financial assets to obtain contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount (OPIP).

The Group classifies a financial asset at fair value through changes in other comprehensive income, if it is maintained in the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets and the contractual conditions of the financial asset give rise to, at specified dates, to cash flows that are OPIP. The business model is determined by the key personnel of the Group and at a level that reflects the way in which they jointly manage groups of financial assets to achieve a specific business objective. The Group’s business model represents the way in which it manages its financial assets to generate cash flows.

Financial assets that are part of a business model whose objective is to hold assets to receive contractual cash flows are managed to generate cash flows in the form of contractual collections during the life of the instrument. The Group manages the assets held in the portfolio to receive these specific contractual cash flows. To determine whether cash flows are obtained through the collection of contractual cash flows from financial assets, the Group considers the frequency, value and timing of sales in prior years, the reasons for those sales and expectations in relation to with the future sales activity. However, the sales themselves do not determine the business model and, therefore, cannot be considered in isolation. Instead, it is the information on past sales and future sales expectations that provides indicative data on how to achieve the stated objective of the Group with respect to the management of financial assets and, more specifically, the way where cash flows are obtained.

For assets measured at fair value, losses and gains will be recognized in profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, it will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for investments in equity at fair value through other comprehensive income (COCI).

The Group reclassifies investments in debt when and only when its business model to manage those assets changes.

(ii)   Measurement

At the time of initial recognition, the Group values a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the costs of the transaction that are directly attributable to the acquisition. The transaction costs of financial assets at fair value through profit or loss are taken to results.

In order to determine the fair value of financial assets or liabilities, the Group uses market data as much as possible. Based on the factors used for the measurement, the fair values are hierarchized based on the following levels:

•                  Level 1: quoted prices (unadjusted) within current markets for assets or liabilities identical to those under consideration.

•                  Level 2: factors other than the prices considered in Level 1 that come directly from the asset or liability in question, such as those that may derive directly from the price.

•                  Level 3: factors not based on data directly from the market.

In the event that the factors used to determine the fair value of an asset or liability are included in different levels of hierarchy, the fair value will be determined in its entirety based on the significant component located at the lowest level of hierarchy.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iii)  Offsetting principles

A financial asset and a financial liability are offset only when the Group has the legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(iv)  Financial assets and liabilities at fair value through profit or loss

Financial assets or liabilities at fair value through profit or loss are those that are classified as held for trading or have been designated from the moment of initial recognition.

A financial asset or liability is classified as held for trading if:

• It is acquired or incurred mainly for the purpose of selling it or repurchasing it in the near term.

• On initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or

• It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

Financial assets and liabilities at fair value through profit or loss are initially recognized at fair value. Transaction costs directly attributable to the purchase or issue are recognized as an expense as incurred.

After initial recognition, they are recognized at fair value through profit or loss. The fair value is not reduced by the transaction costs that may be incurred by their eventual sale or disposal by other means.

The Group does not reclassify any financial asset or liability to or from this category as long as it is recognized in the consolidated statement of financial position.

(v)  Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at their fair value, including the transaction costs incurred, and are subsequently measured at amortized cost, using the effective interest method.

(vi)  Debt instruments

The subsequent valuation of the debt instruments depends on the Group’s business model to manage the asset and the characteristics of the cash flows of the asset. The Group’s debt instruments consist mainly of trade and other receivables, which the Group classifies as financial assets at amortized cost.

Financial assets at amortized cost are assets that the Group holds for the collection of contractual cash flows when these cash flows represent only payments of principal and interest, and are valued at amortized cost. Interest income from these financial assets is included in finance income in accordance with the effective interest rate method.

(vii)  Equity instruments

The Group holds financial assets owned, mainly equity instruments, which are measured at fair value. When Group management has chosen to present the gains and losses on the fair value of the equity investments in other comprehensive income, after the initial recognition, the equity instruments are measured at fair value, recognizing the loss or gain in other comprehensive income. The amounts recognized in other comprehensive income are not subject to reclassification to profit or loss, without prejudice to reclassification to reserves at the time when the instruments are derecognized. Dividends from such investments continue to be recognized in income for the year as other income when the Group’s right to receive payments is established.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(viii)  Impairment

As of 1 January 2018, the Group evaluates, on a prospective basis, the expected credit losses associated with its debt instruments recorded at amortized cost. The Group uses the practical solutions permitted by IFRS 9 to assess the expected credit losses related to commercial accounts using a simplified approach, eliminating the need to evaluate when there has been a significant increase in credit risk. The simplified approach requires that the expected losses be recorded from the initial recognition of receivables, so that the Group determines expected credit losses as a probability-weighted estimate of such losses over the expected life of the financial instrument.

The practical solution applied is the use of a provision matrix based on the segmentation into groups of homogeneous assets, applying the historical information of percentages of non-payment for said groups and applying reasonable information about the future economic conditions.

The percentage of non-payment is calculated according to the current experience of non-payment during the last year, as it is a very dynamic market and is adjusted for the differences between current and historical economic conditions and considering projected information, which is reasonably available.

(ix)  Derecognition of financial assets

The Group applies the criteria for the derecognition of financial assets to a part of a financial asset or to a part of a group of similar financial assets or to a financial asset or a group of similar financial assets.

Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards derived from their ownership.

(x)   Financial liabilities at amortized cost

Financial liabilities, including trade payables and other accounts payable, that are not classified at fair value through profit or loss, are initially recognized at their fair value, less, if applicable, the transaction costs that are directly attributable to the issue. Subsequent to the initial recognition, liabilities classified under this category are valued at amortized cost using the effective interest rate method.

(xi)  Derecognition and modification of financial liabilities

The Group derecognizes a financial liability or part thereof when it has complied with the obligation contained in the liability, or is legally exempt from the main liability contained in the liability, either by virtue of a judicial process or by the creditor.

The Group considers that the conditions are substantially different if the present value of the discounted cash flows under the new conditions, including any commission paid net of any commission received, and using the original effective interest rate to make the discount, differs at least at 10 percent of the discounted present value of the cash flows that still remain of the original financial liability.

If the exchange is recorded as a cancellation of the original financial liability, the costs or commissions are recognized in consolidated results forming part of the result of the same. Otherwise, the costs or commissions adjust the carrying amount of the liability and are amortized by the amortized cost method during the remaining life of the modified liability.

The Group recognizes the difference between the carrying amount of the financial liability or a part of it that is canceled or assigned to a third party and the consideration paid, including any assigned asset different from the cash or liability assumed in profit or loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(l)  Equity instruments

The Group’s acquisition of equity instruments of the Parent is recognized separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with treasury equity instruments are not recognized in consolidated profit and loss.

The subsequent redemption of Parent shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to reserves. Transaction costs related with treasury equity instruments, including issue costs related to a business combination, are accounted for as a reduction in equity, net of any tax effect.

(m)     Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and European Medicines Agency regulations, in order to guarantee that all the plasma is suitable for use in the production process. To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis.

The transformation cost is allocated to each inventory unit on a FIFO (first-in, first-out) basis.

The Group uses the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds net realizable value, materials are written down to net realizable value, which is understood to be:

•             For raw materials and other supplies, replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production;

•             Merchandise and finished goods, estimated selling price less costs to sell;

•             Work in progress, the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The previously recognized write-down is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Cost of sales”.

(n)         Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition.

The Group classifies cash flows relating to interest received and paid as operating activities, and dividends received and distributed are classified under investing and financing activities, respectively.

(o)         Government grants

Government grants are recognized when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached.

(i)                Capital grants

Outright capital grants are initially recognized as deferred income in the consolidated balance sheet. Income from capital grants is recognized in the consolidated statement of profit and loss in line with the depreciation of the corresponding financed assets.

(ii)             Operating grants

Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognized in the consolidated statement of profit and loss.

(iii)           Interest rate grants

Financial liabilities comprising implicit assistance in the form of below-market interest rates are initially recognized at fair value. The difference between this value, adjusted where necessary for the issue costs of the financial liability and the amount received, is recognized as a government grant based on the nature of the grant awarded.

(p)         Employee benefits

(i)                 Defined contribution plans

The Group recognizes the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognized as an employee benefit expense in the corresponding consolidated statement of profit and loss in the year that the contribution was made.

(ii)              Termination benefits

Termination benefits are recognized at the earlier of the date when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that involves the payment of termination benefits.

For termination benefits payable as a result of an employee’s decision to accept an offer of benefits, the time when the Group can no longer withdraw the offer of termination benefits is the earlier of when the

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

employee accepts the offer and when a restriction on the Group’s ability to withdraw the offer takes effect.

For termination benefits payable as a result of the Group’s decision to make an employee redundant, the Group can no longer withdraw the offer when it has informed the affected employees or union representatives of the plan and the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made. The plan must identify the number of employees to be made redundant, their job classifications or functions and their locations and the expected completion date. The plan must also establish the termination benefits that employees will receive in sufficient detail that employees can determine the type and amount of benefits they will receive when their employment is terminated.

If the Group expects to settle the termination benefits in full more than twelve months after year end, the liability is discounted using the market yield on high quality corporate bonds.

(iii)                     Short-term employee benefits

The Group recognizes the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognized when the absences occur.

The Group recognizes the expected cost of profit-sharing and bonus plans when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made.

(iv)                    Restricted Share Unit Retention Plan (RSU)

The Group gives share-based payments to certain employees who render services to the Company. The fair value of the services received is determined based on the estimated fair value of the shares given at the grant date. Because the equity instruments granted do not vest until the employees complete a specified period of service, those services are accounted for during the vesting period in the statement of profit and loss as an expense for the year, with the corresponding increase in equity. The amount recognized corresponds to that settled once the agreed terms have been met and it will not be adjusted or revalued during the accrual period, as the commitment is settled in the form of shares.

The total amount recognized is calculated based on the incentive payable in shares, increasing in line with percentages agreed by the Group. If an employee decides to leave his/her job prior to the end of the accrual period, he/she will only receive the agreed incentive in the form of shares and the Company will be able to choose whether to settle in cash or using equity instruments.

(q)         Provisions

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. No provisions are recognized for future operating losses.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognized as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate used to determine the present value is a pre-tax rate that reflects the evaluations that the current market is making of the time value of money and the specific risks of the obligation. The increase in the provision due to the passage of time is recognized as an interest expense.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated statement of profit and loss item where the corresponding expense was recognized.

(r)          Revenue recognition

Revenue from the sale of goods or services is recognized at an amount that reflects the consideration that the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time when the customer obtains control of the goods or services rendered. The consideration that is committed in a contract with a client can include fixed amounts, variable amounts, or both. The amount of the consideration may vary due to discounts, reimbursements, incentives, performance bonuses, penalties or other similar items. Contingent consideration is included in the transaction price when it is highly probable that the amount of revenue recognized is not subject to future significant reversals. Revenue is presented net of the value added tax and any other amount or tax, which in substance corresponds to amounts received on behalf of third parties.

(i)             Sale of goods

Revenue from the sale of goods is recognized when the Group meets the performance obligation by transferring the assets committed to the customer. An asset is transferred when the customer obtains control of that asset. When evaluating the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to the following:

•                  The Group has a present right to payment for the asset

•                  The customer has the legal right to the asset

•                  The Group has transferred the physical possession of the asset

•                  The customer has the significant risks and rewards of ownership of the asset

•                  The customer has accepted the asset

The Group participates in the government-managed Medicaid programs in the United States,   accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts signed by some customers with the Group entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. The Group recognizes these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks, and makes adjustments when it considers that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii)          Services rendered

Revenues associated with the rendering of service transactions are recognized by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of costs incurred that are recoverable.

(s)           Income tax

The income tax expense or tax income for the year comprises current tax and deferred tax.

Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date.

Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences, whereas deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses, and the carryforward of unused tax credits. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base.

Current and deferred tax are recognized as income or an expense and included in profit and loss for the year, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different year, directly in equity, or from a business combination.

Grifols periodically evaluates the positions taken in the tax declarations regarding the situations in which the applicable tax regulations are subject to interpretation and establishes provisions, if necessary, based on the amounts expected to be paid to the tax authorities, whose provision is reflected in the tax gain (loss).

(i)             Taxable temporary differences

Taxable temporary differences are recognized in all cases except where:

•       They arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income;

•       They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future.

(ii)          Deductible temporary differences

Deductible temporary differences are recognized provided that:

•       It is probable that sufficient taxable income will be available against which the deductible temporary difference can be utilized, unless the differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income;

•       The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

generated against which the temporary difference can be offset.

Tax planning opportunities are only considered when assessing the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilized.

(iii)          Measurement

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities.

At year end the Group reviews the fair value of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset.

Deferred tax assets which do not meet the above conditions are not recognized in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognized now meet the conditions for recognition.

(iv)         Offset and classification

The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to settle on a net basis, or to realize the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Deferred tax assets and liabilities are recognized in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement.

(t)            Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment, assess its performance and, based on which, differentiated financial information is available.

(u)         Classification of assets and liabilities as current and non-current

The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows:

•       Assets are classified as current when they are expected to be realized or are intended for sale or consumption in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realized within twelve months after the reporting date or are cash or a cash equivalent, unless the assets may not be exchanged or used to settle a liability for at least twelve months after the reporting date.

•       Liabilities are classified as current when they are expected to be settled in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are due to be settled within twelve months after the reporting date or the Group does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•       Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the consolidated annual accounts are authorized for issue.

(v)         Environmental issues

The Group takes measures to prevent, reduce or repair the damage caused to the environment by its activities.

Property, plant and equipment acquired by the Group for long-term use to minimize the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Group’s operations, are recognized as assets applying the measurement, presentation and disclosure criteria described in note 4(g).

(5)         Financial Risk Management Policy

(a)         General

The Group is exposed to the following risks associated with the use of financial instruments:

•                  Credit risk

•                  Liquidity risk

•                  Market risk: includes interest rate risk, currency risk and other price risks.

This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 30 to the consolidated annual accounts.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group’s activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations.

The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee.

Credit risk

Credit risk is the risk to which the Group is exposed in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets.

Trade receivables

The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. No significant bad debt or late payment issues have been detected for sales to private entities.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group recognizes impairment based on its best estimate of the expected losses on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial.

Details of exposure to credit risk are disclosed in note 30.

Liquidity risk

Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation.

The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing.

On 15 November 2019 the Group concluded the refinancing process of its senior secured debt for approximately Euros 5,800 million. The new financing includes a Term Loan B for US Dollars 2,500 million and Euros 1,360 million, both aimed at institutional investors; the issue of two bonds for Euros 1,675 million (Senior Secured Notes); and the extension of a multi-currency revolving credit facility up to US Dollars 500 million.

In September 2018 the Group received an additional non-current loan from the European Investment Bank totaling Euros 85,000 thousand. The loan will be used to support certain investments in R&D which are mainly focused on searching for new therapeutic for plasmatic proteins. Financial terms include a fixed interest rate for a period of 10 years with a grace period of two years. At 31 December 2019, the carrying amount of the loans obtained from the European Investment Bank is Euros 233,750 thousand (Euros 244,375 thousand at 31 December 2018).

At 31 December 2019 the Group has total cash and cash equivalents of Euros 741,982 thousand (Euros 1,033,792 thousand at 31 December 2018). The Group also has approximately Euros 532,169 thousand in unused credit facilities (Euros 404,808 thousand at 31 December 2018), including Euros 445,434 thousand on the revolving credit facility (Euros 262,008 thousand at 31 December 2018).

As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse.

Market risk

Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimizing returns.

(i)             Currency risk

The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group’s foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency.

The Group’s main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Details of the Group’s exposure to currency risk at 31 December 2019 and 2018 of the most significant financial instruments are shown in note 30. (ii) Interest rate risk The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk. The objective of the management of interest rate risk is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt through hedges. A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (Senior Notes) amounts to Euros 2,675 million, which represents approximately 63% of the Group’s total debt in Euros. The additional loans of Euros 233,750 thousand received from the European Investment Bank represent approximately 5% of the Group’s total debt in Euros. Senior debt in Euros represents approximately 38% of the Group’s total Senior debt at 31 December 2019 (12% at 31 December 2018). Total fixed-interest debt represents 45% of total debt at 31 December 2019 (19% at 31 December 2018). (iii) Market price risk Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly-concentrated sector. (b) Capital management The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders. The directors consider various arguments to calculate capital structure:  The directors control capital performance using rates of returns on equity (ROE). In 2019 and 2018 the ROE stood at 14%. The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent. Thousand of Euros 2019 2018 625,146 4,617,254 596,642 4,225,554 Profit attributable to the p arent Equity attributable to the Parent ROE 14% 14%  In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2019 and 2018, the Group complies with the covenants in the contract.  Consideration of the Company's credit rating (see note 21 (d)). 42

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Parent held Class A and B treasury stock equivalent to 0.5% of its capital at 31 December 2019 (0.6% at 31 December 2018). The Group does not have a formal plan for repurchasing shares.

(6) Segment Reporting

In accordance with IFRS 8 "Operating Segments", financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated annual accounts.

Group companies are divided into four areas: companies from the industrial area, companies from the commercial area, companies from the services area and companies from the research area. Within each of these areas, activities are organized based on the nature of the products and services manufactured and marketed.

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

- Balance sheet: equity, cash and cash equivalents and loans and borrowings.
- Statement of profit and loss: finance result and income tax.

(a) Operating segments

The operating segments defined by the steering committee are as follows:

- Bioscience: including all activities related with products derived from human plasma for therapeutic use.
- Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.
- Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.
- Bio Supplies: groups together all transactions related to biological products for non-therapeutic use, Kedrion production agreements, and third-party plasma sales channeled through Haema and Biotest.
- Others: including the rendering of manufacturing services to third party companies.

Details of net sales by groups of products for 2019, 2018 and 2017 are as follows:

	Thousands of Euros		
	31/12/2019	31/12/2018	31/12/2017
Bioscience			
Haemoderivatives	3,993,462	3,516,704	3,429,785
Diagnostic			
Transfusional medicine	680,766	650,180	679,692
Other diagnostic	19,937	19,797	23,377
Hospital			
Fluid therapy and nutrition	47,677	52,574	47,699
Hospital supplies	67,489	58,014	52,466
Bio supplies	266,540	167,004	66,791
Others	22,820	22,451	18,263
Total	5,098,691	4,486,724	4,318,073

43

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons: All these products are human plasma derivatives and are manufactured in a similar way. The customers and methods used to distribute these products are similar. All these products are subject to the same regulations regarding production and the same regulatory environment.    (b) Geographical information Geographical information is grouped into four areas:     United States of America and Canada Spain Rest of the European Union Rest of the world The definition of these four segments is mainly due to the geographical level that Group management sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems. The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets. (c) Main customers In 2019, there are no customers representing more than 10% of the Group’s gross revenue. In 2018 the revenue of one Bioscience segment customer represented approximately 10.06% of the Group’s gross revenues. For 2017 one Bioscience segment customer represented 11.0% of the Group’s total gross revenue. (7) Goodwill Details of and movement in this caption of the consolidated balance sheet at 31 December 2018 were as follows: 44

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Thousands of Euros				
	Segment	Balance at 31/12/2017	Business Combination	Disposals	Translation differences	Balance at 31/12/2018
Net value						
Grifols UK.Ltd. (UK)	Bioscience	7,745	--	--	(63)	7,682
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	--	6,118
Biomat USA, Inc.(USA)	Bioscience	205,254	42,780	(2,827)	9,907	255,114
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,543	--	--	(272)	9,271
Grifols Therapeutics, Inc. (USA)	Bioscience	1,852,905	--	--	87,871	1,940,776
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,435,907	--	--	114,349	2,550,256
Kiro Grifols S.L. (Spain)	Hospital	26,510	(2,134)	--	--	24,376
Goetech LLC (USA)	Hospital	--	55,321	--	3,624	58,945
Haema AG (Germany)	Bioscience	--	171,134	--	--	171,134
Biotest Pharma Corp (USA)	Bioscience	--	136,234	--	2,808	139,042
		4,590,498	403,335	(2,827)	218,224	5,209,230
			(See note 3)			

Details of and movement in this caption of the consolidated balance sheet at 31 December 2019 are as follows:

		Thousands of Euros			
	Segment	Balance at 31/12/2018	Business Combination	Translation differences	Balance at 31/12/2019
Net value					
Grifols UK.Ltd. (UK)	Bioscience	7,682	--	425	8,107
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	6,118
Biomat USA, Inc.(USA)	Bioscience	255,114	(4,278)	5,060	255,896
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,271	--	201	9,472
Grifols Therapeutics, Inc. (USA)	Bioscience	1,940,776	--	38,902	1,979,678
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,550,256	--	50,694	2,600,950
Kiro Grifols S.L. (Spain)	Hospital	24,376	--	--	24,376
Goetech LLC (USA)	Hospital	58,945	--	1,181	60,126
Haema AG (Germany)	Bioscience	171,134	18,880	--	190,014
Biotest Pharma Corp (USA)	Bioscience	139,042	10,943	2,963	152,948
Interstate Blood Bank, Inc. (USA)	Bioscience	--	172,663	199	172,862
		5,209,230	198,208	99,625	5,507,063
			(See note 3)		

45

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Bioscience segment globally, they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

Since the acquisition of Novartis' Diagnostic business unit in 2014, the Group combines Araclon, Progenika, Australia and Hologic's share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

Due to the acquisition of an additional 40% stake of Kiro Grifols S.L. and a 51% stake of Goetech LLC (Medkeeper), the Group decided to group Kiro Grifols S.L., Laboratorios Grifols S.L. and Medkeeper into a single CGU for the Hospital business since the acquisitions are supporting cross-selling opportunities.

The CGUs established by management are:

- Bioscience
- Diagnostic
- Hospital

The recoverable amount of the Bioscience CGU was calculated based on its value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU was calculated based on its fair value less costs of disposal. In 2018, the fair value less costs of disposal was calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk. In 2019, the fair value less costs of disposal has been calculated considering the EBITDA multiple, defined as Operating Result before Interests, Tax and Amortization and Depreciation, used in connection with an agreement for the acquisition of a 45% stake in Grifols Diagnostic Solutions, Inc. by Shanghai RAAS blood products Co, Ltd. As Grifols Diagnostic Solutions, Inc. is the most significant part of the Diagnostic CGU, the consideration paid to acquire a relevant stake of that CGU, in an arm's length transaction, provides the best evidence of that CGU's fair value less costs of disposal.

In 2018, the recoverable amount of the Hospital CGU was calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk. In 2019, the recoverable amount of the Hospital CGU has been calculated based on its value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

This value in use calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating impairment testing of the CGUs for 2018 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2%	8.90%
Diagnostic	2%	9.40%
Hospital	1.50%	13.10%

The key assumptions used in calculating impairment testing of the CGUs for 2019 have been as follows:

46

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Perpetual Growth rate	Pre-tax discount rate	EBITDA multiple
Bioscience	2%	8.80%	--
Diagnostic	--	--	14.5x
Hospital	1.50%	10.80%	--

Management determined budgeted gross margins based on past experience, investments in progress which would imply significant growth in production capacity and its forecast international market development. Perpetual growth rates are consistent with the forecasts included in industry reports. The discount rate used reflects specific risks relating to the CGU and the countries in which they operate.

The main assumptions used for determining the discount rates are the following:

- Risk free rate: government bonds at 30 years.
- Market risk premium: premium based on market research.
- Unlevered beta: average market beta.
- Debt to equity ratio: average market ratio.

The reasonably possible changes considered for the Bioscience and Hospital CGUs are a variation in the discount rate, as well as in the perpetual growth rate estimated. The reasonably possible changes considered for the Diagnostic CGU are a variation in the EBITDA margin, according to the following detail:

	Perpetual Growth rate	Pre-tax discount rate	EBITDA margin
Bioscience	+/- 50 bps	+/- 50 bps	--
Diagnostic	--	--	+/- 250 bps
Hospital	+/- 50 bps	+/- 50 bps	--

The reasonably possible changes in key assumptions considered by management in the calculation of the CGU's recoverable amount would not cause the carrying amount of the relevant CGU to exceed its recoverable amount.

At 31 December 2019 Grifols' stock market capitalization totals Euros 18,831 million (Euros 13,978 million at 31 December 2018).

(8) Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2019 and 2018 are included in Appendix III, which forms an integral part of these notes to the consolidated annual accounts.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2018 is as follows:

47

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros			
	Balance at 31/12/2017	Additions	Translation differences	**Balance at 31/12/2018**
Cost of currently marketed products - Gamunex	1,000,584	--	47,451	1,048,035
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(219,572)	(33,775)	(11,573)	(264,920)
Accumulated amortisation of currently marketed products - Progenika	(11,496)	(2,379)	--	(13,875)
Carrying amount of currently marketed products	793,308	(36,154)	35,878	793,032

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2019 is as follows:

	Thousands of Euros			
	Balance at 31/12/2018	Additions	Translation differences	**Balance at 31/12/2019**
Cost of currently marketed products - Gamunex	1,048,035	--	21,007	1,069,042
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(264,920)	(35,661)	(5,284)	(305,865)
Accumulated amortisation of currently marketed products - Progenika	(13,875)	(2,379)	--	(16,254)
Carrying amount of currently marketed products	793,032	(38,040)	15,723	770,715

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 31 December 2019 the residual useful life of currently marketed products is 21 years and 5 months (22 years and 5 months at 31 December 2018).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

At 31 December 2019 the residual useful life of currently marketed products acquired from Progenika is 3 years and 2 months (4 years and 2 months at 31 December 2018).

(a) Self – constructed intangible assets

At 31 December 2019 the Group has recognized Euros 48,797 thousand as self-constructed intangible assets (Euros 58,254 thousand at 31 December 2018).

(b) Purchase commitments

At 31 December 2019 the Group has intangible asset purchase commitments amounting to Euros 381 thousand (Euros 589 thousand at 31 December 2018).

(c) Intangible assets with indefinite useful lives and other intangibles in progress

48

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) At 31 December 2019 the Group recognizes plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 29,960 thousand (Euros 26,917 thousand at 31 December 2018). The Group has also an amount of Euros 223,161 thousand as development costs in progress (Euros 206,087 thousand at 31 December 2018). In 2019, Grifols reached an agreement with the US biotech company Rigel Pharmaceuticals to exclusively commercialize fostamatinib disodium hexahydrate in all potential future indications in Europe and Turkey. Under terms of the agreement, Grifols did an initial payment of US Dollars 30 million and an additional payment of US Dollars 17.5 million related to regulatory milestones. The Group has registered those payments as an intangible asset following IAS 38 standard. This asset will not be amortized until it is available for use, that is, after the final approval of the regulator. It will be annually tested for impairment until it is available for use. (d) Results on disposal of intangible assets No profit on disposal and sale of intangibles has been recognized in 2019. Total profit on disposals and sale of intangible assets in 2018 amounted to Euros 8,101 thousand, mainly due to the sale of plasma centers to Kedplasma. (e) Impairment testing Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7). Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value. On 29 January 2018 (prior to the date that the 2017 consolidated annual accounts were authorized for issued) Aradigm communicated that it had not obtained the approval of the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration (FDA) for LinahiqTM. As the Committee did not recommend it as a treatment for non-cystic fibrosis bronchiectasis patients with chronic lung Pseudomonas aeruginosa infections, the intangible assets related to the product have been totally impaired and recognized as R&D expense in the statement of profit and loss for 2017 for an amount of Euros 63,675 thousand. In 2017 the investment in this company and the bonds that the Group held with the company were impaired. (9) Leases 49

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Leases after IFRS 16 application

Details of leases in the consolidated balance sheet at 31 December 2019 are as follows:

Right-of-use assets	Thousands of Euros
	31/12/2019 (*)
Land and Buildings	685,405
Machinery	4,469
Computer equipment	4,324
Vehicles	9,660
	703,858

Lease liabilities	Thousands of Euros
	31/12/2019 (*)
Non-current	696,285
Current	44,405
	740,690

(*) In the previous year, the Group only recognised lease assets and lease liabilities in relation to leases that were classified as 'finance leases' under IAS 17 Leases. The assets were presented in property, plant and equipment and the liabilities as part of the Group's borrowings. For adjustments recognised on adoption of IFRS 16 on 1 January 2019 see note 2.

Maturity detail is as follows:

Maturity:	Thousands of Euros
	31/12/2019
Up to one year	44,464
Two years	41,444
Between 3 and 5 years	155,300
More than 5 years	499,482
	740,690

At 31 December 2019, the Group has recognized an amount of Euros 747,873 thousand related to additions of right-of- use assets, from which Euros 664,948 thousand correspond to the initial addition. Movement during the year ended 31 December 2019 is included in Appendix IV, which forms an integral part of these notes to the consolidated annual accounts.

At 31 December 2019, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are:

50

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousands of Euros Right-of-use dep reciation 31/12/2019 49,786 1,768 2,204 4,613 Buildings M achinery Comp uter equip ment Vehicles 58,371 Thousands of Euros 31/12/2019 34,558 Finance lease exp enses (note 27) 34,558 Thousands of Euros 31/12/2019 Exp enses related to short-term or low-value agreements Other op erating lease exp enses 20,247 12,988 33,235 At 31 December 2019, the Group has paid a total of Euros 73,785 thousand related to lease contracts. The total amount recognized in the balance sheet corresponds to lease contracts in which the Group is the lessee. Leases before IFRS 16 application (a) Operating leases (as lessee) At 31 December 2018 and 2017 the Group leases buildings and warehouses from third parties under operating leases. Operating lease instalments of Euros 84,299 thousand have been recognized as an expense for the year ended at 31 December 2018 (Euros 80,136 thousand at 31 December 2017) and comprise minimum lease payments. Future minimum payments on non-cancellable operating leases at 31 December 2018 and 2017 are as follows: 51

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros	
	31/12/2018	31/12/2017
Up to one year	63,959	46,541
Between 1 and 5 years	200,156	156,897
More than 5 years	136,464	58,905
	400,579	262,343

(b) Operating leases (as lessor)

At 31 December 2018 and 2017 the Group has no lease contracts as lessor.

(10) Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2019 and 2018 are included in Appendix V, which forms an integral part of this note to the consolidated annual accounts.

Property, plant and development under construction at 31 December 2019 and 2018 mainly comprise investments made to extend the companies' equipment and to increase their productive capacity.

In 2019, the Group has capitalized interests for a total amount of Euros 14,894 thousand (Euros 8,955 thousand in 2018)

a) Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2019 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group's assets.

b) Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2019 amount to Euros 1,408 thousand (Euros 1,401 thousand of loss in 2018).

c) Assets under finance lease

The Group contracted the following types of property, plant and equipment under finance leases at 31 December 2018:

	Thousands of Euros		
	Cost	Accumulated depreciation	Carrying amount
Land and buildings	2,389	(898)	1,491
Plant and machinery	15,690	(7,237)	8,453
	18,079	(8,135)	9,944

From 1 January 2019 leased assets are presented as a separate line item in the balance sheet due to the implementation of the new IFRS 16 (See notes 2 (c), 4 (j) and 9).

d) Self – constructed property, plant and equipment

52

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2019 the Group has recognized Euros 102,229 thousand as self -constructed property, plant and equipment (Euros 66,995 thousand at 31 December 2018).

e) Purchase commitments

At 31 December 2019 the Group has property, plant and equipment purchase commitments amounting to Euros 52,519 thousand (Euros 47,148 thousand at 31 December 2018).

f) Impairment

A group of assets forming part of the Hospital segment has been tested for impairment due to the results of the segment and no impairment has been observed. The recoverable amount of the aforementioned assets is calculated based on the fair value less cost of disposal, using cash flow projections based on five-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached by the assets are extrapolated using a pre-tax discount rate of 10.3% and a perpetual growth rate of 2% (10.1% and 2% respectively in 2018).

(11) Equity-Accounted Investees

Details of this caption in the consolidated balance sheet for equity accounted investees with similar activity to that of the Group at 31 December 2019 and 2018 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2019	% ownership	31/12/2018
Interstate Blood Bank, Inc.	100.00%	--	49.19%	29,595
Bio Blood Components Inc.	0.00%	--	48.97%	38,223
Plasma Biological Services, LLC	0.00%	--	48.90%	21,809
Access Biologicals LLC	49.00%	49,922	49.00%	47,742
Plasmavita HealthCare	50.00%	10,368	50.00%	9,920
		60,290		147,289

Movement in the investments in equity-accounted investees with similar activity to that of the Group for the year ended at 31 December 2019is as follows:

	Thousands of Euros
	2019
Balance at 1 January	--
Transfer accounted investees with similar activity to that of the Group	147,289
Transfers	(94,127)
Share of profit / (losses)	8,972
Share of other comprehensive income / translation differences	2,624
Losses for Impairment	--
Collected dividends	(4,468)
Balance at 31 December	60,290

Plasmavita Healthcare GmbH

53

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In 2017, Grifols established PLASMAVITA GmbH, a joint venture between Grifols (50%) and two European partners (50%). The company aims to establish at least 10 plasma centers in Germany. The share capital amounts to 25,000 euros, divided into 25,000 nominal shares of 1 euro each, suscribed by both parties at 12,500 euros each. In addition, Grifols contributes an amount of Euros 10,000 thousand, which can be increased by an additional 10 million euros, which will be used to finance the project.

Access Biologicals LLC.

On 12 January 2017, the group announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollars 51 million. Grifols entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols also signed a supply agreement to sell to Access Biologicals biological products not meant for therapeutic use.

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biologicals products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

Movement in Access Biological's equity-accounted investment for the years ended 31 December 2019 and 2018 are as follows:

	Thousand of Euros	
	31/12/2019	**31/12/2018**
Balance at 1 January	47,742	44,219
Acquisitions	--	--
Share of profit / (losses)	3,938	3,039
Share of other comprehensive income / translation differences	967	2,073
Collected dividends	(2,725)	(1,589)
Balance at 31 December	49,922	47,742

Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, Llc.

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) ("IBBI Group"), a group based in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). GWWO also entered into an option agreement to purchase the remaining stakes for a price of US Dollars 100 million for an option price of US Dollars 10 million (Euros 9,007 thousand) (see notes 12 and 30). The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 23 plasma collection centers, 9 blood donation centers and one laboratory.

In April 2019, the Group has exercised the call option and has completed the acquisition of the remaining shares of the IBBI companies, which are now considered part of the group, and start using the global consolidation method instead of the equity method (see note 3(c)). In September 2019, the Group merged all IBBI companies into Interstate Blood Bank, Inc. (IBBI). As a consequence, the Group now owns 100% in IBBI.

Movement in Interstate Blood Bank, Inc., Bio-blood Components, Inc. and Plasma Biological Services, LLC.'s equity-accounted investment for the years ended 31 December 2019 and 2018 is as follows:

54

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros 31/12/2019			Thousands of Euros 31/12/2018				
	IBBI	Bio-Blood	PBS	IBBI	Bio-Blood	PBS	TOTAL 2019	TOTAL 2018
Balance at 1 January	29,595	38,223	21,809	27,936	32,960	23,010	89,627	83,906
Transfers	(31,453)	(38,606)	(24,068)	--	--	--	(94,127)	--
Share of profit / (losses)	6,853	(2,543)	276	1,830	3,492	(2,181)	4,586	3,141
Share of other comprehensive income / translation differences	(3,251)	2,926	1,983	1,298	1,771	980	1,658	4,049
Collected dividend	(1,744)	--	--	(1,469)	--	--	(1,744)	(1,469)
Balance at 31 December	0	0	0	29,595	38,223	21,809	0	89,627

Details of this caption in the consolidated balance sheet for the rest of equity accounted investees at 31 December 2019 and 2018 are as follows:

	% ownership	Thousands of Euros 31/12/2019	% ownership	Thousands of Euros 31/12/2018
Alkahest, Inc.	47.58%	14,708	47.58%	28,336
Albajuna Therapeutics, S.L	49.00%	5,228	30.00%	1,106
Singulex, Inc.	0.00%	--	19.33%	19,256
GigaGen, Inc	43.96%	23,997	43.96%	28,363
Mecwins, S.A.	24.99%	2,338	24.99%	2,555
Medcom Advance, S.A	45.00%	7,912	--	--
		54,183		79,616

Movement in the investments in the rest of equity-accounted investees at 31 December 2019, 2018 and 2017 is as follows:

	Thousands of Euros 2019	2018	2017
Balance at 1 January	79,616	219,009	201,345
Acquisitions	12,369	12,222	80,685
Transfers	--	500	(16,000)
Share of profit / (losses)	(19,744)	(11,038)	(13,195)
Share of other comprehensive income / translation differences	1,736	9,270	(27,134)
Losses for Impairment	(19,794)	--	(6,692)
Collected dividends	--	(3,058)	--
Balance at 31 December	54,183	226,905	219,009

Medcom Advance, S.A.

55

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to investigation and development with a view to establishing proprietary patents using nanotechnology. The company is equityaccounted.

Mecwins, S.A.

On 22 October 2018 Grifols allocated Euros 2 million to the capital increase of Mecwins through Progenika Biopharma, reaching 24.99% of the total capital.

Mecwins is a spin-off of the Institute of Micro and Nanotechnology of the Center for Scientific Research (CSIC), specialized in the development of innovative nanotechnological analysis tools for the diagnosis and prognosis of diseases.

Mecwins has developed ultrasensitive optical reading immunoassay technology from nanosensors for the detection of protein biomarkers in blood. This technology has potential applications in fields such as oncology, cardiovascular and infectious diseases.

The injection of capital, in which CRB Inverbio also participated with an additional Euros 2 million, will enable Mecwins to start developing pre-commercial prototypes of this technology and for Grifols to position itself in the field of nanotechnology applied to diagnosis.

GigaGen Inc.

On 5 July 2017, Grifols through its 100% subsidiary Grifols Innovation and New Technologies Limited ("GIANT") acquired a 43.96% shareholding in GigaGen, Inc., a company based in San Francisco (USA) for the amount of US Dollars 35 million.

GIANT and GigaGen entered into a Research and Collaboration Agreement whereby in exchange of a collaboration fee of US Dollars 15 million in the aggregate, GigaGen will commit to carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases.

Movement in Gigagen's equity-accounted investment for the years ended 31 December 2019 and 2018 is as follows:

	Thousand of Euros	
	31/12/2019	**31/12/2018**
Balance at 1 January	28,363	29,047
Acquisitions	--	--
Share of profit / (losses)	(5,002)	(1,562)
Share of other comprehensive income / translation differences	636	878
Pérdidas por deterioro de valor	--	--
Balance at 31 December	23,997	28,363

Singulex, Inc.

On 17 May 2016 Grifols subscribed and paid a capital increase for an amount of US Dollars 50 million (Euros 44,107 thousand) in the US company Singulex, Inc. ("Singulex"). As a result, Grifols held a 19.33% common stock interest in Singulex on a fully diluted basis at a pre-money valuation of US Dollars 200 million. Grifols was entitled to appoint a director to serve the board of directors of Singulex. As a result, Singulex granted Grifols an

56

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

exclusive worldwide license for the use and sale of Singulex' technology for the blood donor and plasma screening which has ensured the safety of blood and plasma products.

During the second half of 2019, Singulex has announced the cease of all its operations, after entering bankruptcy. Therefore, the Group has impaired both the investment made and loans granted by Grifols to this company (see note 12).

Movement in Singulex, Inc.'s equity-accounted investment for the years ended 31 December 2019 and 2018 is as follows:

	Thousand of Euros	
	31/12/2019	**31/12/2018**
Balance at 1 January	19,256	29,322
Share of profit / (losses)	--	(10,975)
Share of other comprehensive income / translation differences	538	909
Losses for Impairment	(19,794)	--
Balance at 31 December	0	19,256

Kiro Grifols, S.L.

On 25 July 2017 the Group acquired an additional 40% interest in Kiro Grifols, S.L for an amount of Euros 12.8 million. With this new acquisition, Grifols owns 90% in Kiro Grifols S.L., which is considered part of the group, and started using the global consolidation method instead of the equity method (see note 3(b)).

(12) Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2019 and 2018 are as follows:

	Thousands of Euros	
	31/12/2019	**31/12/2018**
Financial investments in shares with stock market	7	7
Total Non-current financial assets measured at fair value	7	7
Non-current guarantee deposits	5,433	5,566
Other non-current financial assets (a)	29,504	1,908
Non-current loans to related parties (see note 31)	86,363	82,969
Non-current loans to EEAA (b) (see note 31)	17,623	17,151
Total Non-current financial assets measured at amortized cost	138,923	107,594

Details of other current financial assets on the consolidated balance sheet at 31 December 2019 and 2018 are as follows:

57

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros	
	31/12/2019	31/12/2018
Current derivatives (c) (see note 30)	--	19,934
Other current financial assets (d) (see note 30)	1,716,738	--
Total Non-current financial assets measured at fair value	1,716,738	19,934

	Thousands of Euros	
	31/12/2019	31/12/2018
Deposits and guarantees	713	822
Other current financial assets (a)	10,691	--
Current loans to third parties	65	56
Current loans to associates (b) (see note 31)	719	33,153
Total other current financial assets	12,188	34,031

(a) Other financial assets

The closing balance is mainly related to balances with other related parties (see note 31).

(b) Loans to associates

On 2 October 2017 the Group's subsidiary Grifols Diagnostic Solutions, Inc. granted a loan of US Dollars 20,000 thousand (Euros 16,676 thousand), that bear at an interest rate of 5% and mature on 19 September 2019. In the first half of 2018, the Group made an additional contribution amounting to US Dollars 12,339 (Euros 11,063 thousand). As a result, the Group owned 19.33 % of the common stock of Singulex Inc. During the second half of 2019, Singulex has announced the cease of all its operations, after entering bankruptcy, so the Group has impaired the investment made and loans granted by Grifols to this company (see note 11). Consequently, financial impairment has been recognized in statement of profit and loss amounting to Euros 35,565 thousand (see note 27).

On 8 February 2017, the subsidiary Grifols Worldwide Operations granted a loan of US Dollars 11,000 thousand (Euros 10,809 thousand) to Interstate Blood Bank Inc, with interest at a rate of 4% and falling due on 6 February 2022. In April 2019, the Group has exercised the call option and has completed the acquisition of the remaining shares of the IBBI companies. As a result of this new acquisition, Grifols owns 100% of the companies, which is now considered part of the group, and has started to use the full consolidation method instead of the equity method (see note 3(c)).

During the second half of 2019, Aradigm has announced the cease of all its operations, after entering bankruptcy, and therefore all the loans granted by Grifols to this company havebeen impaired.

During fiscal year 2018, the Group granted a credit line to Alkahest of US Dollars 100 million, that bear at an annual interest rate of 5% and mature on 2020. At 31 December 2020, Alkahest has used an amount of US Dollars 20 million (Euros 18,342 thousand)

(c) Current derivatives

During the year ended 31 December 2019, movement related to current derivatives corresponds to the call/purchase options described below:

- Call option on the non-acquired shares of Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, LLC. On 30 April 2019, the call option was exercised by the Group via written notice of its intention (see note 29).

- Biotest Pharmaceuticals Corporation option to purchase two donation centers from ADMA Centers. The purchase option was executed on 1 January 2019 (see note 29).

58

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(d) Other current financial assets

As of 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange of a contractual right resulting in an investment in an associate (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, as of 31 December 2019, SRAAS was the minority shareholder owner of the 45% of GDS. Such contractual right fulfills the definition of financial asset under IFRS 9 – Financial Instruments and has been classified as a financial asset at fair value with changes in results for not complying with the principal and interest payment criteria (because they will be received participations in SRAAS). Grifols has registered the aforementioned contractual right for the fair value of the GDS shares delivered and subsequently said right was measured based on its fair value with changes in results. This asset amounts EUR 1,717 million (see note 2 and 30).

(13) Inventories

Details of inventories at 31 December 2019 and 2018 are as follows:

	Thousands of Euros	
	31/12/2019	31/12/2018
Goods for resale	139,738	118,876
Raw materials and supplies	766,089	647,399
Work in progress and semi-finished goods	921,240	744,436
Finished goods	515,523	438,649
	2,342,590	1,949,360

Movement in the inventory provision was as follows:

	Thousands of Euros		
	31/12/2019	31/12/2018	31/12/2017
Balance at 1 January	48,840	35,764	33,069
Net charge for the year	42,096	10,398	8,232
Cancellations for the year	(118)	(558)	(357)
Translation differences	13,433	3,236	(5,180)
Balance at 31 December	104,251	48,840	35,764

(14) Trade and Other Receivables

Details at 31 December 2019 and 2018 are as follows:

59

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros	
	31/12/2019	**31/12/2018**
Trade receivables	390,205	289,316
Receivables from associates (note 31)	1,883	382
Bad debt provision (note 30)	(22,291)	(20,531)
Trade receivables	**369,797**	**269,167**
Other receivables (note 30)	8,403	9,901
Personnel	2,163	2,082
Advance payments (note 30)	20,864	35,426
Taxation authorities, VAT recoverable	46,561	42,707
Other public entities	4,518	2,302
Other receivables	**82,509**	**92,418**
Current income tax assets	**38,269**	**42,205**
Total trade and other receivables	**490,575**	**403,790**

Other receivables

During 2019, 2018 and 2017 the Grifols Group has sold receivables without recourse to some financial entities (factor). The main conditions of these contracts include the advanced collection of the transferred credits that varies between 70% and 100% of the nominal amount, less the expenses associated with the sale, and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the transferred credits. The amount not covered by the factor is recognized in the consolidated balance sheet as a balance receivable from the debtors until the credit rights nominal is charged. At 31 December 2019, the amount not covered by the factor amounts to Euros 675 thousand (Euros 1,220 thousand at 31 December 2018), which does not differ significantly from its fair value and coincides with the amount of maximum exposure to losses. The credit transferred by the factor are paid in advance at the time of the sale, therefore, the default risk for this part of the nominal amount is transferred at the same time. However, in all cases, the credit risk has been substantially transferred to the factor. Likewise, in all cases, the control of the transferred credit (understood as the ability of the factor to sell those assets to a third party) is unilaterally transferred without the need to impose additional restrictions on the sale and, as a result, the Group writes off the transferred asset from the consolidated balance sheet for the amount covered by the coverage limit.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2019 amount to Euros 1,593,260 thousand (Euros 1,188,216 thousand in 2018 and Euros 912,204 thousand in 2017).

The finance cost of these operations for the Group totals approximately Euros 9,171 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for 2019 (Euros 6,053 thousand in 2018 and Euros 3,973 thousand in 2017) (see note 27).

Details of balances with related parties are shown in note 31.

(15) Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2019 and 2018 are as follows:

60

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros	
	31/12/2019	**31/12/2018**
Current deposits	63	441,614
Cash in hand and at banks	741,919	592,178
Total cash and cash equivalents	741,982	1,033,792

(16) Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a) Share capital

At 31 December 2019 and 2018, the Company's share capital amounts to Euros 119,603,705 and comprises:

- Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series.
- Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company's by-laws.

The main characteristics of the Class B shares are as follows:

- Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and a distribution of dividends has been approved by the Company's shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period.
- Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share.
- Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company's by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed.
- In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share.

These shares are freely transferable.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols' Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company's knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company's total capital at 31 December 2019 and 2018.

61

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2019 and 2018, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2018 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2018	426,129,798	257,127,304
(Acquisition) / disposal of treasury stock (note 16 (d))	--	479,355
Balance at 31 December 2018	426,129,798	257,606,659

Movement in outstanding shares during 2019 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2019	426,129,798	257,606,659
(Acquisition) / disposal of treasury stock (note 16 (d))	--	403,399
Balance at 31 December 2019	426,129,798	258,010,058

(b) Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

(c) Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2019, Euros 12,891 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 35,613 thousand at 31 December 2018) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized.

In October 2017, the Group acquired an additional 12,020 Progenika Biopharma, S.A. shares. As a result, the Group has increased its investment from 89.25% to 90.23%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 374 thousand decrease in reserves.

In June 2018, Grifols made the decision to divest in TiGenix and participated in the takeover bid made by Takeda in the first half of 2018. This divestment generated a positive impact on reserves of Euros 4,900 thousand and a negative impact of Euros 4,900 thousand in "Other comprehensive income".

In June 2018, Grifols executed the purchase option for 6.41% of the shares of Progenika owned by Ekarpen Private Equity, S.A. for an amount of Euros 5,300 thousand. As a result, the Group increased its interest from 90.23% to 96.64%. The difference between the acquisition carried out by the Group and the non-controlling interest was recognized in reserves.

In September 2018, the Group acquired 41,387 shares of Progenika Biopharma, S.A for an amount of Euros 4,333 thousand. As a result, the Group increased its interest from 96.64% to 99.99%. The difference between the acquisition carried out by the Group and the non-controlling interest was recognized against reserves.

In June 2019, Kiro Grifols, S.L. increased capital by an amount of Euro 7,500 thousand. The Group continues to hold a 90% interest, with an increase in non-controlling interest that corresponds to 10% of the capital increase (see note 18).

62

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In July 2019, the Group acquired 33 shares of Progenika Biopharma, S.A for an amount of Euros 4 thousand. As a result, the Group increased its interest from 99.99% to 100%. With this acquisition, the Group has the full control of Progenika Biopharma, S.A and therefore it ceases to have non-controlling interest (see note 18).

In April 2019 and December 2019 the Group subscribed two share capital increases in Araclon Biotech, S.L of Euros 16.8 million and Euros 5.9 million, respectively. After the latter capital increase Grifols' interest rises to 75.1% (see note 18).

As of 31 December 2019, Grifols delivered 90 shares of its subsidiary Grifols Diagnostic Solutions, Inc. in exchange of a contractual right resulting in an investment in an associate (equivalent to 1,766 million of SR shares), because at that date no shares of Shanghai RAAS Blood Products Co. Ltd. were received. This transaction generates an impact in reserves of EUR 227 million (see note 2).

At 31 December 2019 and 2018 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

Legal reserve

Companies in Spain are obliged to transfer 10% of each year's profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 December 2019 and 2018 the legal reserve of the Company amounts to Euros 23,921 thousand which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2019 the balance of the legal reserve of other Spanish companies amounts to Euros 2,066 thousand (Euros 2,527 thousand at 31 December 2018).

Other foreign Group companies have a legal reserve amounting to Euros 892 thousand at 31 December 2019 (Euros 843 thousand at 31 December 2018).

(d) Treasury stock

At 31 December 2019 and December 2018 the Company does not have any Class A treasury stock.

Movement in Class B treasury stock during 2018 was as follows:

	shares	Thousands of Euros
Balance at 1 January 2018	4,297,806	62,422
Disposal Class B shares	(479,355)	(6,981)
Balance at 31 December 2018	3,818,451	55,441

Movement in Class B treasury stock during 2019 is as follows:

	shares	Thousands of Euros
Balance at 1 January 2019	3,818,451	55,441
Disposal Class B shares	(403,399)	(5,857)
Balance at 31 December 2019	3,415,052	49,584

63

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In March 2019 the Group delivered 403,399 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 29).

In March 2018 the Group delivered 480,661 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 29).

The Parent held Class B treasury stock equivalent to 0.5% of its capital at 31 December 2019 (0.6% at 31 December 2018).

(e) Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2019, and the distribution of profit approved for 2018, presented at the general meeting held on 24 May 2019, is as follows:

	Thousands of Euros	
	31/12/2019	**31/12/2018**
Voluntary reserve	1,380,207	91,059
Dividends	250,058	238,659
Profit of the Parent	1,630,265	329,718

The following dividends were paid in 2018:

	31/12/2018		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	82%	0.20	86,929
Non-voting shares	408%	0.20	52,551
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			142,094

	31/12/2018		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	80%	0.2	85,226
Non-voting shares (interim dividend)	400%	0.2	51,521
Total interim dividends paid			136,747

The following dividends were paid in 2019:

	31/12/2019		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	58%	0.15	61,850
Non-voting shares	290%	0.15	37,448
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			101,912

64

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/2019		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	80%	0.20	85,226
Non-voting shares (interim dividend)	400%	0.20	51,602
Total interim dividends paid			136,828

At the meeting held on 25 October, 2019, the Board of Directors of Grifols approved the distribution of interim dividend for 2019, of Euros 0.20 for each Class A and B share, recognizing a total of Euros 136,828 thousand as interim dividend.

At the meeting held on 26 October, 2018, the Board of Directors of Grifols approved the distribution of an interim dividend for 2018, of Euros 0.20 for each Class A and B share, recognizing a total of Euros 136,747 thousand as interim dividend.

These amounts to be distributed did not exceed the profits generated by the Company since the end of the last reporting period, less the estimated income tax payable on these profits, in accordance with article 277 of the Revised Spanish Companies Act.

The Statement of Liquidity for Distribution of Interim Dividend of Grifols, S.A. prepared in accordance with legal requirements and which shows the existence of sufficient liquidity to be able to distribute the aforementioned interim dividend is provided in Appendix VI.

At a general meeting held on 24 May 2019 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the years ended 31 December 2018 and 2019 is presented in the consolidated statement of changes in equity.

(f) Restricted Share Unit Retention Plan

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 12,498 thousand at 31 December 2019 (Euros 12,652 thousand at 31 December 2018).

(17) Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

65

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros		
	31/12/2019	**31/12/2018**	**31/12/2017**
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	625,146	596,642	662,700
Weighted average number of ordinary shares outstanding	685,115,836	684,709,377	684,197,276
Basic earnings per share (Euros per share)	0.91	0.87	0.97

The weighted average of the ordinary shares outstanding (basic) is as follows:

	Number of shares		
	31/12/2019	**31/12/2018**	**31/12/2017**
Issued shares outstanding at 1 January	684,794,839	684,346,294	683,854,491
Effect of shares issued	--	--	--
Effect of treasury stock	320,997	363,083	342,785
Average weighted number of ordinary shares outstanding (basic) at 31 December	685,115,836	684,709,377	684,197,276

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares.

The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros		
	31/12/2019	**31/12/2018**	**31/12/2017**
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	625,146	596,642	662,700
Weighted average number of ordinary shares outstanding (diluted)	684,719,195	684,686,164	684,243,891
Diluted earnings per share (Euros per share)	0.91	0.87	0.97

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

	Number of shares		
	31/12/2019	**31/12/2018**	**31/12/2017**
Issued shares outstanding at 1 January	684,794,839	684,346,294	683,854,491
Effect of RSU shares	(396,641)	(23,213)	46,615
Effect of shares issued	--	--	--
Effect of treasury stock	320,997	363,083	342,785
Average weighted number of ordinary shares outstanding (diluted) at 31 December	684,719,195	684,686,164	684,243,891

(18) Non-Controlling Interests

66

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of non-controlling interests and movement at 31 December 2018 are as follows:

	Thousands of Euros					
	Balance at 31/12/2017	Additions	Disposals	Business Combination / Additions to Consolidated Group	Translation differences	**Balance at 31/12/2018**
Grifols (Thailand) Pte Ltd	3,579	193	(43)	--	206	3,935
Grifols Malaysia Sdn Bhd	1,372	326	--	--	37	1,735
Araclon Biotech, S.A.	(1,477)	(2,011)	--	--	--	(3,488)
Progenika Biopharma, S.A.	880	--	(871)	--	--	9
VCN Bioscience, S.L	421	(281)	--	--	--	140
Kiro Grifols , S.L.	111	(463)	--	--	--	(352)
Haema AG	--	--	--	220,190	--	220,190
Biotest US Corporation	--	--	--	249,691	(810)	248,881
	4,886	(2,236)	(914)	469,881	(567)	471,050

Details of non-controlling interests and movement at 31 December 2019 are as follows:

	Thousands of Euros					
	Balance at 31/12/2018	Additions	Disposals	Capital increases	Translation differences	**Balance at 31/12/2019**
Grifols (Thailand) Pte Ltd	3,935	193	--	--	421	4,549
Grifols Malaysia Sdn Bhd	1,735	380	--	--	56	2,171
Araclon Biotech, S.A.	(3,488)	(1,975)	--	5,892	--	429
Progenika Biopharma, S.A.	9	--	(9)	--	--	0
VCN Bioscience, S.L	140	(292)	--	--	--	(152)
Kiro Grifols , S.L.	(352)	(374)	--	750	--	24
Haema AG	220,190	5,881	--	--	--	226,071
Biotest US Corporation	248,881	19,685	--	--	11,444	280,010
Grifols Diagnostic Solutions, Inc. (see note 2)	--	1,510,547	--	--	--	1,510,547
	471,050	1,534,045	(9)	6,642	11,921	2,023,649

At 31 December 2019, the summary financial information on the non-controlling interests of Haema AG and Biotest US Corporation, is as follows:

67

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros 31/12/2019		Thousands of Euros 31/12/2018	
	Haema AG	**Biotest US Corp**	**Haema AG**	**Biotest US Corp**
Non-current assets	244,107	299,045	199,056	215,072
Current assets	32,576	60,099	19,527	40,352
Total Assets	276,683	359,144	218,583	255,424
Non-current liabilities	22,226	56,425	98	8,766
Current liabilities	28,386	22,709	(1,705)	(2,223)
Total Liabilities	50,612	79,134	(1,607)	6,543
Total equity	226,071	280,010	220,190	248,881

At 31 December 2019, the summary financial information on the non-controlling interests of GDS Group is as follows:

	Thousands of Euros 31/12/2019	Thousands of USD 31/12/2019
Non-current assets	3,416,366	3,834,871
Current assets	273,259	306,734
Total Assets	3,689,625	4,141,605
Non-current liabilities	224,635	252,153
Current liabilities	108,220	121,478
Total Liabilities	332,855	373,631
Total equity	3,356,770	3,767,974

(19) Grants

Details are as follows:

	Thousands of Euros	
	31/12/2019	**31/12/2018**
Capital grants	10,785	11,149
Interest rate grants (preference loans) (See note 21 (d))	592	696
	11,377	11,845

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants totaling Euros 1,388 thousand have been recognized in the consolidated statement of profit and loss for the year ended at 31 December 2019 (Euros 1,166 thousand for the year ended at 31 December 2018).

(20) Provisions

68

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of provisions at 31 December 2019 and 2018 are as follows:

	Thousands of Euros	
Non-current provisions (a)	**31/12/2019**	**31/12/2018**
Provisions for pensions and similar obligations	5,991	5,296
Other provisions	2,039	818
Non-current provisions	8,030	6,114

	Thousands of Euros	
Current provisions (b)	**31/12/2019**	**31/12/2018**
Trade provisions	53,109	80,055
Current provisions	53,109	80,055

(a) Non-current provisions

At 31 December 2019, 2018 and 2017 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labor commitments with certain employees.

Movement in provisions during 2017 was as follows:

	Thousands of Euros						
	Balance at 31/12/2016	Business combination	Net charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2017**
Non-current provisions	5,118	23	422	(23)	290	(67)	5,763
	5,118	23	422	(23)	290	(67)	5,763

Movement in provisions during 2018 was as follows:

	Thousands of Euros					
	Balance at 31/12/2017	Net charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2018**
Non-current provisions	5,763	635	(565)	277	4	6,114
	5,763	635	(565)	277	4	6,114

Movement in provisions during 2019 is as follows:

	Thousands of Euros					
	Balance at 31/12/2018	Net charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2019**
Non-current provisions	6,114	1,467	(30)	464	15	8,030
	6,114	1,467	(30)	464	15	8,030

(b) Current provisions

69

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in trade provisions during 2017 was as follows:

	Thousands of Euros						
	Balance at 31/12/2016	Business Combination	Net charge	Cancellations	Reclassification	Translation differences	**Balance at 31/12/2017**
Trade provisions	89,588	41,841	(4,812)	(2,886)	(2,600)	(14,136)	106,995
	89,588	41,841	(4,812)	(2,886)	(2,600)	(14,136)	106,995

Movement in trade provisions during 2018 was as follows:

	Thousands of Euros				
	Balance at 31/12/2017	Net charge	Cancellations	Translation differences	**Balance at 31/12/2018**
Trade provisions	106,995	(30,668)	(290)	4,018	80,055
	106,995	(30,668)	(290)	4,018	80,055

Movement in trade provisions during 2019 is as follows:

	Thousands of Euros				
	Balance at 31/12/2018	Net charge	Cancellations	Translation differences	**Balance at 31/12/2019**
Trade provisions	80,055	(25,249)	(3,142)	1,445	53,109
	80,055	(25,249)	(3,142)	1,445	53,109

(21) Financial Liabilities

70

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

This note provides information on the contractual conditions of the Group's financial liabilities, which are measured at amortized cost. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Details at 31 December 2019 and 2018 are as follows:

	Thousands of Euros	
Financial liabilities	**31/12/2019**	**31/12/2018**
Non-current obligations (a)	2,588,030	1,000,000
Senior secured debt (b)	3,285,086	4,771,285
Other loans (b)	216,686	239,686
Finance lease liabilities	--	9,537
Other non-current financial liabilities (d)	59,981	78,955
Non-current lease liabilities (note 9)	696,285	--
Total non-current financial liabilities	6,846,068	6,099,463
Current obligations (a)	89,172	102,978
Senior secured debt (b)	1,803	129,955
Other loans (b)	184,164	24,839
Finance lease liabilities	--	3,348
Other current financial liabilities (d)	41,768	16,262
Current lease liabilities (note 9)	44,405	--
Total current financial liabilities	361,312	277,382

On 15 November 2019 the Group concluded the refinancing process of its senior secured debt for Euros 5,800 million. The new financing includes a Term Loan B for US Dollars 2,500 million and Euros 1,360 million, both aimed at institutional investors; the issue of two bonds for Euros 1,675 million (Senior Secured Notes); and the extension of a multi-currency revolving credit facility up to US Dollars 500 million.

Grifols calculated the impact of the IFRS 9 in the new financing process concluding that it does not result in a derecognition of the liability as it has not passed the 10% quantitative test. According to the IASB's interpretation, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Following the standard, the Group has recognized income of Euros 97,850 thousand in the profit or loss account (see note 27).

In September 2018, Grifols obtained a new non-current loan from the European Investment Bank totaling Euros 85,000 thousand that will be used by Grifols to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. On 5 December 2017 and 28 October 2015, the Group arranged loans with the same entity and with the same conditions for amounts of Euros 85,000 thousand and Euros 100,000 thousand, respectively. At 31 December 2019, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 233,750 thousand (Euros 244,375 thousand at 31 December, 2018).

(a) Senior Notes

On 15 November 2019, as part of its refinancing process, Grifols, S.A. issued Euros 1,675 million of Senior Secured Notes segmented in two notes of Euros 770 million and Euros 905 million. These notes will mature in 2027 and 2025 and will bear annual interest at a rate of 2.25% and 1.625%, respectively. On 15 November 2019 the notes were admitted to listing on the Irish Stock Exchange.

71

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 18 April 2017, Grifols, S.A., issued Euros 1,000 million of Senior Unsecured Notes that will mature in 2025 and will bear annual interest at a rate of 3.20%. On 2 May 2017 the Notes were admitted to listing on the Irish Stock Exchange.

Details of movement in the Senior Notes at 31 December 2019 are as follows:

	Thousands of Euros		
	Opening outstanding balance 01/01/19	Refinancing	Closing outstanding balance 31/12/19
Senior Unsecured Notes (nominal amount)	1,000,000	--	1,000,000
Senior Secured Notes (nominal amount)	--	1,675,000	1,675,000
Total	1,000,000	1,675,000	2,675,000

There was no movement regarding the Senior Unsecured Notes in 2018.

At 31 December 2019 and 2018 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

31/12/2018

	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	05/05/18	04/05/19	3,000	4.00%	99,990	(1,041)	(1,304)

31/12/2019

	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	05/05/19	04/05/20	3,000	5.00%	103,122	(1,170)	(1,686)

72

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Loans and borrowings

Details of loans and borrowings at 31 December 2019 and 2018 are as follows:

					Thousands of Euros			
					31/12/2019		31/12/2018	
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche A	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	--	--	2,052,403	1,949,782
Senior debt - Tranche A	Euros	Euribor + 1.75%	31/01/2017	31/01/2023	--	--	607,000	576,650
Senior debt - Tranche B	US Dollars	Libor + 2.25%	31/01/2017	31/01/2025	--	--	2,620,087	2,548,035
Senior debt - Tranche B	Euros	Euribor + 2,25%	15/11/2019	15/11/2027	1,360,000	1,346,400	--	--
Senior debt - Tranche B	US Dollars	Libor + 2,00%	15/11/2019	15/11/2027	2,227,171	2,204,900	--	--
Total senior debt					3,587,171	3,551,300	5,279,490	5,074,467
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	53,125	100,000	63,750
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	74,375	85,000	85,000
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	85,000	85,000	85,000
Total EIB Loan					270,000	212,500	270,000	233,750
Revolving Credit	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	--	--	262,009	--
Revolving Credit	US Dollars	Libor + 1,5%	15/11/2019	15/11/2025	445,434	--	--	--
Total Revolving Credit					445,434	--	262,009	--
Other non-current loans	Euros	Euribor- Euribor+2.30%	25/03/2010	30/09/2024	10,000	4,186	26,680	5,936
Loan transaction costs					--	(266,214)	--	(303,182)
Non-current loans and borrowings					**4,312,605**	**3,501,772**	**5,838,179**	**5,010,971**

73

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousands of Euros 31/12/2019 31/12/2018 Credit Currency Interest rate Date awarded M aturity date Amount extended Carry ing amount Amount extended Carry ing amount Senior debt - Tranche A Senior debt - Tranche A Senior debt - Tranche B Senior debt - Tranche B Senior debt - Tranche B Total senior debt US Dollars Euros US Dollars Euros US Dollars Libor + 1.75% Euribor + 1.75% Libor + 2.25% Euribor + 2,25% Libor + 2,00% 31/01/2017 31/01/2017 31/01/2017 15/11/2019 15/11/2019 31/01/2023 31/01/2023 31/01/2025 15/11/2027 15/11/2027 (*) (*) (*) (*) (*) ---- --13,600 22,271 (*) (*) (*) (*) (*) 102,621 30,350 26,201 ---- --35,871 --159,172 EIB Loan EIB Loan Euros Euros 2.40% 2.02% 20/11/2015 22/12/2017 20/11/2025 22/12/2027 (*) (*) 10,625 10,625 (*) (*) 10,625 --Total EIB Loan --21,250 --10,625 Other current loans 0,10% - 3,59% 239,782 162,914 144,571 14,214 Loan transaction costs --(34,068) --(29,217) Current loans and borrowings 239,782 185,967 144,571 154,794 (*) See amount granted under non-current debt 74 20-11032-1C1.1P106

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current loans and borrowings include accrued interest amounting to Euros 6,266 thousand at 31 December 2019 (Euros 2,546 thousand at 31 December 2018).

On 15 November 2019 the Group refinanced its Senior Secured Debt with the existing lenders. The new senior debt consists of a Term Loan B ("TLB"), which amount US Dollars 2,500 million and Euros 1,360 million with a 2.00% margin pegged to Libor and a 2.25% margin pegged to Euribor respectively, maturity in 2027 and quasi-bullet repayment structure. The borrowers of the total senior debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

The present value discounted from cash flows under the new agreement, including any fees paid and discounted using the original effective interest rate differed by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby it is considered that the debt instrument has not been substantially modified.

The costs of refinancing the senior debt amounted to Euros 84.4 million. Based on an analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of the terms of the senior debt did not imply a derecognition of the liability. According to the IASB's interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Following the standard, the Group has recognized income of Euros 97,850 thousand in the profit or loss account (see note 27).

The terms and conditions of the senior secured debt are as follows:

- **Tranche B**: Senior Debt Loan repayable in eight years divided in two tranches:
  - **US Dollar Tranche B:**
    - Original principal amount of US Dollars 2,500 million.
    - Applicable margin of 200 basis points (bp) pegged to US Libor.
    - Quasi-bullet repayment structure.
    - Maturity in 2027.
  - **Tranche B in Euros:**
    - Original principal amount of Euros 1,360 million.
    - Applicable margin of 225 basis points (bp) pegged to Euribor.
    - Quasi-bullet repayment structure.
    - Maturity in 2027.

Details of Tranche B by maturity at 31 December 2019 are as follows:

	US Tranche B			Tranche B in Euros	
	Currency	Amortization in thousands of US Dollars	Amortization in thousands of Euros	Currency	Amortization in thousands of Euros
Maturity					
2020	US Dollars	25,000	22,271	Euros	13,600
2021	US Dollars	25,000	22,271	Euros	13,600
2022	US Dollars	25,000	22,271	Euros	13,600
2023	US Dollars	25,000	22,271	Euros	13,600
2024	US Dollars	25,000	22,271	Euros	13,600
2025	US Dollars	25,000	22,271	Euros	13,600
2026	US Dollars	25,000	22,271	Euros	13,600
2027	US Dollars	2,325,000	2,071,274	Euros	1,264,800
Total	US Dollars	2,500,000	2,227,171	Euros	1,360,000

75

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- **US Dollars 500 million committed credit revolving facility:** Amount maturing on 2025 and applicable margin of 150 basis points (bp) pegged to US Libor. At 31 December 2019 no amount has been drawn down on this facility.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols S.A. and are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Talecris Plasma Resources, Inc.., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A.

(c) Credit rating

In December 2019 and December 2018 Moody's Investors Service has confirmed the 'Ba3' corporate family rating, 'Ba2' rating to the senior secured bank debt that was used to refinance the existing debt structure. The outlook is confirmed as stable. The credit rating of the senior unsecured notes is B2.

In December 2019 and December 2018 Standard & Poor's has confirmed its 'BB' rating on Grifols and has assigned 'BB+ ratings to Grifols' senior secured debt that was used to refinance the existing debt structure. The outlook for the rating is stable. The credit rating of the senior unsecured notes is B+.

(d) Other financial liabilities

At 31 December 2019 "other financial liabilities" include interest-free loans extended by governmental institutions amounting to Euros 14,787 thousand (Euros 16,559 thousand at 31 December 2018). The portion of the loans considered a grant and still to be taken to profit and loss amounts to Euros 592 thousand (Euros 696 thousand at 31 December 2018) (see note 19).

At 31 December 2019 "other current financial liabilities" include mainly the repurchase option of Goetech, LLC amounting to US Dollars 20 million (see note 3(d)) and an outstanding balance with a related party (see note 31).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros	
	31/12/2019	**31/12/2018**
Maturity at:		
Up to one year	41,768	16,262
Two years	50,585	21,460
Three years	2,977	49,602
Four years	1,870	2,916
Five years	1,420	1,799
Over five years	3,129	3,178
	101,749	95,217

76

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(e) Changes in liabilities derived from financing activities

	Thousand of Euros				
	Obligations	Senior Secured debt & Other loans	Finance lease liabilities	Other financial liabilities	Total
Book value at January 1, 2018	949,205	5,052,680	9,360	45,640	6,056,885
New financing	99,990	85,000	--	6,789	191,779
Refunds	(92,244)	(45,225)	(1,001)	(20,041)	(158,511)
Bear of interests	31,694	253,673	409	865	286,641
Other movements (note 2)	146,333	(141,998)	--	--	4,335
Collection / Payment of interests	(32,000)	(193,146)	--	--	(225,146)
Business combination	--	--	4,007	57,816	61,823
Foreign exchange differences	--	154,781	110	4,148	159,039
Balance at December 31, 2018	1,102,978	5,165,765	12,885	95,217	6,376,845
New financing	1,778,218	3,780,115	--	12,249	5,570,582
Refunds	(100,215)	(5,447,842)	(73,785)	(8,152)	(5,629,994)
Bear of interests	37,095	171,535	34,558	1,166	244,354
Other movements (note 2)	(108,874)	24,121	761,682	--	676,929
Collection / Payment of interests	(32,000)	(204,179)	--	--	(236,179)
Business combination (note 3)	--	10,233	--	--	10,233
Foreign exchange differences	--	187,991	5,350	1,269	194,610
Balance at December 31, 2019	2,677,202	3,687,739	740,690	101,749	7,207,380

77

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(22) Trade and Other Payables

Details are as follows:

	Thousands of Euros	
	31/12/2019	31/12/2018
Suppliers	**581,882**	**561,883**
VAT payable	9,999	8,954
Taxation authorities, withholdings payable	26,839	26,299
Social security payable	15,150	12,787
Other public entities	113,644	111,776
Other payables	**165,632**	**159,816**
Current income tax liabilities	**5,966**	**1,917**
	753,480	**723,616**

Suppliers

Details of balances with related parties are shown in note 31.

The Group's exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

In accordance with the second final provision of Law 31/2014 that amends Law 15/2010 of 5 July, for fiscal years 2019 and 2018 information concerning the average payment period to suppliers is included.

	Days	
	31/12/2019	31/12/2018
Average payment period to suppliers	72.9	72.6
Paid invoices ratio	74.0	74.2
Outstanding invoices ratio	65.3	63.4

	Thousands of Euros	
	31/12/2019	31/12/2018
Total invoices paid	577,017	454,995
Total outstanding invoices	85,550	82,740

(23) Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros	
	31/12/2019	31/12/2018
Salaries payable	175,079	153,160
Other payables	847	504
Deferred income	9,791	8,912
Advances received	11,682	6,613
Other current liabilities	197,399	169,189

78

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(24) Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2019, 2018 and 2017 by segment is as follows:

	Thousands of Euros		
	31/12/2019	31/12/2018	31/12/2017
Bioscience	3,993,462	3,516,704	3,429,785
Diagnostic	733,604	702,265	732,369
Hospital	134,441	119,454	105,649
Bio supplies	266,540	167,004	66,791
Others	22,820	22,451	18,263
Intersegments	(52,176)	(41,154)	(34,784)
	5,098,691	4,486,724	4,318,073

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros		
	31/12/2019	31/12/2018	31/12/2017
USA and Canada	3,390,811	2,974,429	2,896,505
Spain	268,287	264,913	242,894
European Union	588,375	535,361	444,089
Rest of the world	851,218	712,021	734,585
Consolidated	5,098,691	4,486,724	4,318,073

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros		
	31/12/2019	31/12/2018	31/12/2017
Gross sales	6,429,762	5,588,257	5,322,618
Chargebacks	(1,119,540)	(923,023)	(826,775)
Cash discounts	(70,340)	(62,518)	(57,512)
Volume rebates	(56,426)	(46,922)	(43,274)
Medicare and Medicaid	(50,442)	(40,343)	(41,722)
Other discounts	(34,323)	(28,727)	(35,262)
Net sales	5,098,691	4,486,724	4,318,073

79

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions in gross income during 2017 were as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2016	87,249	6,632	26,507	21,757	4,442	146,587	
Current estimate related to sales made in current and prior year	826,775	57,512	43,274	41,722	35,262	1,004,545	(1)
(Actual returns or credits in current period related to sales made in current period)	(795,449)	(52,270)	(28,976)	(28,198)	(26,072)	(930,965)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	31	(6,024)	(20,210)	(16,659)	(2,864)	(45,726)	(3)
Translation differences	(12,716)	(736)	(2,604)	(2,418)	(625)	(19,099)	
Balance at 31 December 2017	**105,890**	**5,114**	**17,991**	**16,204**	**10,143**	**155,342**	

Movement in discounts and other reductions to gross income during 2018 were as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2017	105,890	5,114	17,991	16,204	10,143	155,342	
Current estimate related to sales made in current and prior year	923,023	62,518	46,922	40,343	28,727	1,101,533	(1)
(Actual returns or credits in current period related to sales made in current period)	(957,695)	(56,568)	(24,648)	(21,324)	(26,493)	(1,086,728)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	--	(4,909)	(16,384)	(13,232)	(3,781)	(38,306)	(3)
Translation differences	3,957	286	916	950	241	6,350	
Balance at 31 December 2018	**75,175**	**6,441**	**24,797**	**22,941**	**8,837**	**138,191**	

Movement in discounts and other reductions to gross income during 2019 were as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2018	75,175	6,441	24,797	22,941	8,837	138,191	
Current estimate related to sales made in current and prior year	1,119,540	70,340	56,426	50,442	34,323	1,331,071	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,104,493)	(64,523)	(28,014)	(34,486)	(22,490)	(1,254,006)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	275	(6,385)	(25,050)	(20,375)	(5,652)	(57,187)	(3)
Translation differences	(9)	24	546	389	52	1,003	
Balance at 31 December 2019	**90,488**	**5,897**	**28,705**	**18,911**	**15,070**	**159,072**	

(1) Net impact in income statement: estimate for the current year plus prior years' adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

80

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(25) Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros		
	31/12/2019	31/12/2018	31/12/2017
Cost of sales	988,689	810,512	731,192
Research and development	106,472	93,817	90,495
Selling, general & administration expenses	382,472	345,224	323,880
	1,477,633	1,249,553	1,145,567

Details by nature are as follows:

	Thousands of Euros		
	31/12/2019	31/12/2018	31/12/2017
Wages and salaries	1,178,527	1,000,682	917,810
Contributions to pension plans (see note 29)	29,941	21,363	20,347
Other social charges	28,785	29,055	27,679
Social Security	240,380	198,453	179,731
	1,477,633	1,249,553	1,145,567

The average headcount during 2019 and 2018, by department, was approximately as follows:

	Average headcount	
	31/12/2019	31/12/2018
Manufacturing	17,027	14,576
R&D - technical area	994	945
Administration and others	1,405	1,316
General management	252	212
Marketing	187	184
Sales and Distribution	1,282	1,223
	21,147	18,456

The headcount of the Group employees and the Company's directors at 31 December 2018, by gender, was as follows:

	31/12/2018		
	Male	Female	Total number of employees
Directors	9	4	13
Manufacturing	6,591	10,556	17,147
Research&development - technical area	368	616	984
Administration and others	842	554	1,396
General management	129	125	254
Marketing	76	108	184
Sales and Distribution	658	607	1,265
	8,673	12,570	21,243

81

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The headcount of the Group employees and the Company's directors at 31 December 2019, by gender, is as follows:

	31/12/2019		
	Male	Female	Total number of employees
Directors	9	4	13
Manufacturing	7,303	12,380	19,683
Research&development - technical area	406	623	1,029
Administration and others	887	587	1,474
General management	157	157	314
Marketing	75	120	195
Sales and Distribution	682	626	1,308
	9,519	14,497	24,016

(26) Expenses by Nature

(a) Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, rights of use and property, plant and equipment, incurred during 2019, 2018 and 2017 classified by functions are as follows:

	Thousands of Euros		
	31/12/2019	**31/12/2018**	**31/12/2017**
Cost of sales	193,081	146,530	135,186
Research and development	22,471	19,836	14,721
Selling, general & administration expenses	86,903	62,243	65,583
	302,455	228,609	215,490

(b) Other operating income and expenses

Other operating income and expenses incurred during 2019, 2018 and 2017 by function are as follows:

	Thousands of Euros		
	31/12/2019	**31/12/2018**	**31/12/2017**
Cost of sales	467,705	432,803	416,020
Research and development	166,177	152,670	129,579
Selling, general & administration expenses	457,921	410,753	460,959
	1,091,803	996,226	1,006,558

82

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details by nature are as follows:

	Thousands of Euros		
	31/12/2019	**31/12/2018**	**31/12/2017**
Changes in trade provisions	(19,811)	(23,125)	3,648
Professional services	244,355	211,305	211,579
Commissions	32,178	21,941	18,473
Supplies and auxiliary materials	170,021	149,831	131,932
Operating leases (note 9)	33,235	84,299	80,136
Freight	130,663	112,340	105,292
Repair and maintenance expenses	136,377	107,806	103,518
Advertising	59,063	44,659	49,893
Insurance	25,647	22,632	21,529
Royalties	10,674	10,726	11,241
Travel expenses	61,346	51,428	58,171
External services	64,099	53,391	82,699
R&D Expenses	103,053	100,889	89,977
Other	40,903	48,104	38,470
Other operating income&expenses	1,091,803	996,226	1,006,558

(27) Finance Result

Details are as follows:

	Thousands of Euros		
	31/12/2019	**31/12/2018**	**31/12/2017**
Finance income	114,197	13,995	9,678
Finance cost from Senior Unsecured Notes	(41,920)	(35,471)	(65,189)
Finance cost from senior debt (note 21 (b))	(262,797)	(247,646)	(193,183)
Finance cost from sale of receivables (note 14)	(9,171)	(6,053)	(3,973)
Capitalized interest (note 10)	14,894	8,955	8,839
Finance lease expense (note 9)	(34,558)	--	--
Other finance costs	(9,413)	(13,058)	(9,838)
Finance costs	(342,965)	(293,273)	(263,344)
Impairment and gains / (losses) on disposal of financial instruments (note 11 and 12 (b))	(37,666)	30,280	(18,844)
Change in fair value of financial instruments	1,326	--	(3,752)
Exchange differences	(9,616)	(8,246)	(11,472)
Finance result	(274,724)	(257,244)	(287,734)

On 29 January 2018 (prior to the date on which the 2017 consolidated annual accounts were authorized for issue) Aradigm informed that it had not obtained approval for Linahiq™ from of the Antimicrobial Drugs Advisory

83

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Committee of the US Food and Drug Administration. As a result, the financial assets related to Aradigm’s convertible note were totally impaired for a total of Euros 14,477 thousand at 31 December 2017. This amount was recognized in “Impairment and gains/(losses) on disposal of financial instruments” in the consolidated statement of profit and loss in 2017. Finance cost from senior debt includes an income of Euros 97,850 thousand related to the refinancing effect (see note 21). During 2019 the Group has capitalized interest at a rate of between 5.34% and 5.46% based on the financing received (between 4.61% and 5.18% during 2018) (see note 4 (f)). As of 31 December 2019, as part of the shares exchange agreement with Shanghai RAAS Blood Products Co. Ltd., Grifols delivered 90 shares of its subsidiary Grifols Diagnostic Solutions, Inc. in exchange of a contractual right resulting in an investment in an associate, which has generated a benefit related to the measurement of the contractual right amounting to EUR 1 million as of 31 December 2019 (see note 2). (28) Taxation Grifols, S.A. is authorized to file consolidated tax returns in Spain with Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gripdan Invest, S.L., Aigües Minerals de Vilajuiga, S.A. and VCN Biosciences, S.L. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions. The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc., Talecris Plasma Resources, Inc and Goetech, LLC.. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22.6% of taxable income, which may be reduced by certain deductions. Grifols assesses the effect of uncertain tax treatments and recognizes the effect of the uncertainty on taxable earnings. At 31 of December 2019, the potential obligations deriving from tax claims are properly covered. There are no lawsuits or uncertain tax treatments that are individually material. 84

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros		
	31/12/2019	**31/12/2018**	**31/12/2017**
Profit before income tax from continuing operations	817,103	725,842	695,722
Tax at 25%	204,276	181,461	173,931
Permanent differences	6,104	(2,000)	17,163
Effect of different tax rates	(22,564)	(29,543)	40,981
Tax credits (deductions)	(12,702)	(18,226)	(16,092)
Impact related to the US tax legistation modifications	--	--	(171,169)
Prior year income tax expense	(3,722)	381	(8,614)
Other income tax expenses/(income)	(2,933)	(637)	(1,792)
Total income tax expense	168,459	131,436	34,408
Deferred tax	58,275	(21,189)	(149,444)
Current tax	110,184	152,625	183,852
Total income tax expense	168,459	131,436	34,408

The effect of the different tax rates is basically due to a change of country mix in profits

On 22 December 2017, a tax reform was approved in the United States that took effect on 1 January 2018. The Group carried out an exercise to identify changes in the tax reform affecting its subsidiaries in the USA and an assessment of the impact that these changes had on the manner in which the deferred taxes will revert as of 31 December 2017. In the analysis performed, the main impact came from the change in tax rates to be applied to deferred taxes as of 31 December 2017, which fell from a rate of 35% to 21% for fiscal years beginning on or after 1 January 2018. The impact recorded in the "income tax expense" caption amounted to Euros 171 million in 2017.

85

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros		
	Tax effect		
	31/12/2019	31/12/2018	31/12/2017
Assets			
Provisions	6,228	7,936	4,564
Inventories	51,838	41,029	35,619
Tax credits (deductions)	61,476	57,357	49,467
Tax loss carryforwards	36,066	32,769	6,179
Other	6,531	8,611	7,513
Subtotal, assets	162,139	147,702	103,342
Goodwill	(27,721)	(24,691)	(22,346)
Fixed assets, amortisation and depreciation	(2,821)	(3,922)	(7,780)
Intangible assets	(8,573)	(6,550)	(7,059)
Subtotal, net liabilities	(39,115)	(35,163)	(37,185)
Deferred assets, net	123,024	112,539	66,157
Liabilities			
Goodwill	(194,964)	(150,644)	(105,963)
Intangible assets	(214,993)	(220,752)	(201,921)
Fixed assets	(88,498)	(99,819)	(95,029)
Debt cancellation costs	(65,967)	(42,319)	(70,503)
Inventories		--	--
Subtotal, liabilities	(564,422)	(513,534)	(473,416)
Tax loss carryforwards	24,734	20,833	15,384
Inventories	2,408	5,644	5,063
Provisions	39,366	53,290	47,404
Other	34,087	29,369	16,653
Subtotal, net assets	100,595	109,135	84,504
Net deferred Liabilities	(463,827)	(404,398)	(388,912)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros		
Deferred tax assets and liabilities	**31/12/2019**	**31/12/2018**	**31/12/2017**
Balance at 1 January	(291,859)	(322,755)	(533,427)
Movements during the year	(58,275)	21,189	149,444
Movements in equity during the year	--	--	--
Business combination (note 3)	--	21,328	16,736
Translation differences	9,331	(11,621)	44,492
Balance at 31 December	(340,803)	(291,859)	(322,755)

86

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The detail of deferred tax assets and liabilities by jurisdiction at 31 December 2019 is as follow:

	USA 31/12/2019	Spain 31/12/2019	Other 31/12/2019	Total 31/12/2019
Net deferred tax	(392,040)	(35,117)	(35,921)	(463,078)
Tax credit rigths	54,340	5,162	1,297	60,799
Tax loss carry forwards	--	61,476	--	61,476
	(337,700)	31,521	(34,624)	(340,803)

The detail of deferred tax assets and liabilities by jurisdiction at 31 December 2018 is as follow:

	USA 31/12/2018	Spain 31/12/2018	Other 31/12/2018	Total 31/12/2018
Net deferred tax	(353,116)	(34,441)	(15,260)	(402,817)
Tax credit rigths	46,722	5,669	1,210	53,601
Tax loss carry forwards	--	57,357	--	57,357
	(306,394)	28,585	(14,050)	(291,859)

The detail of deferred tax assets and liabilities by jurisdiction at 31 December 2017 is as follow:

	USA 31/12/2017	Spain 31/12/2017	Other 31/12/2017	Total 31/12/2017
Net deferred tax	(325,550)	(32,396)	(35,840)	(393,786)
Tax credit rigths	15,385	5,759	420	21,564
Tax loss carry forwards	--	49,467	--	49,467
	(310,165)	22,830	(35,420)	(322,755)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2019, 2018 and 2017 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 26,840 thousand at 31 December 2019 (Euros 27,097 thousand at 31 December 2018).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years.

Tax credits derived from the US companies are available for 20 years from their date of origin whilst tax credits from Spanish companies registered in the Basque Country are available for 15 and other remaining Spanish companies have no maturity date.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 66,364 thousand (Euros 55,282 thousand at 31 December 2018).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

87

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (c) Years open to inspection Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed. The main tax audits currently open in the Group are as follows:  Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of State Income Tax in North Carolina and New York states (fiscal years 2012 to 2015). During 2017, this inspection was closed without any significant adjustment.  Grifols Shared Services North America, Inc. and subsidiaries: In 2018 notification of an inspection was received relating to the State Income Tax for the fiscal year 2016.  Grifols, S.A., Grifols Movaco, S.A., Diagnostic Grifols, S.A. and Instituto Grifols, S.A: In 2019 notification of an inspection has been received from 2014 to 2016 for corporate income tax and from 2015 to 2016 for VAT and withholding tax. Group management does not expect any significant liability to derive from these inspections. (29) Other Commitments with Third Parties and Other Contingent Liabilities (a) Guarantees The Group has no significant guarantees extended to third parties. (b) Guarantees committed with third parties The Group has no significant guarantees extended to third parties, except for those described in note 21. (c) Obligations with personnel The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2019 has amounted to Euros 833 thousand (Euros 777 thousand for 2018). In successive years this contribution will be defined through labor negotiations. In the event that control is taken of the Company, the Group has agreements with 63 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary. The Group has contracts with five executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances. Restricted Share Unit Retention Plan For the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. Under this plan, employees can choose to receive up to 50% of their yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match this with an additional 50% of the employee’s choice of RSUs. Grifols Class B Shares and Grifols ADS are valued at grant date. These RSU’s will have a vesting period of 2 years and 1 day and, subsequently, the RSU's will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share). 88

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

If an eligible employee leaves the Company or is terminated before the vesting period, he/she will not be entitled to the additional RSU's.

At 31 December 2019, the Group has settled the RSU plan of 2016 for an amount of Euros 8,546 thousand (Euros 7,914 thousand at 31 December 2018 corresponding to the RSU plan of 2015).

This commitment is treated as equity instrument and the amount totals Euros 12,498 thousand at 31 December 2019 (Euros 12,652 thousand at 31 December 2018).

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 29.4 million in 2019 (US Dollars 20.7 million in 2018).

Other plans

The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

(d) Purchase commitments

Details of the Group's commitments of raw materials at 31 December 2019 are as follows:

	Thousands of Euros
2020	202,996
2021	107,249
2022	1,713
2023	1,312
2024	1,126
More than 5 years	1,783

(e) Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

- **ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS, INC. adv. SIEMENS HEALTHCARE DIAGNOSTICS, INC.**

  Served: 20 November 2018

  Contract Dispute

  Ortho-Clinical Diagnostics, Inc. ("Ortho") and Grifols Diagnostic Solutions, Inc. ("GDS") dispute with Siemens Healthcare Diagnostics, Inc. ("Siemens") regarding sales and commissions under the Supply and Agency Agreement.

  NEXT ACTION: Dispute Resolution initiated per the Supply and Agency Agreement. Common Interest and Joint Defense Agreement entered between Ortho and GDS. Several meeting with executives and counsel took

89

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

place in June, September and October 2019. Notice of arbitration filed on 4 December 2019. Siemens filed counterclaims on 10 December 2019. Parties identified prospective arbitrators for panel.

•                                BIOMERIEUX, S.A., et al. v. HOLOGIC, INC., GRIFOLS, S.A., GRIFOLS DIAGNOSTIC SOLUTIONS INC.

Served: 9 February 2017

US District Court for the Middle District of North Carolina

Patent Infringement, Case No. 1:17-CV-102

bioMérieux alleges infringement of U.S. Patent Nos. 8,697,352 and 9,074,262 by Hologic Inc. (“Hologic”), GDS and Grifols SA (“GSA”) with respect to identified HIV Assays.

NEXT ACTION:   Markham (Claim Construction) hearing conducted on 29 January 2019. The Patent and Trademark Appeals Board (“PTAB”) denied Hologic’s requests for Institution of Inter Parties Review and denied subsequent requests for rehearing of the PTAB decisions.

On 31 March 2019, the Court issued its order on plaintiffs to sever and stay their contractual defense under the Non-Assertion Agreement pending resolution of the liability issues. The Court severed but did not stay the defense and imposed a deadline on any motion to compel arbitration.  The parties opted not to file an arbitration demand. Fact discovery has been completed. Daubert and Summary Judgement Motions (“SJM”) filed and heard on 16 December 2019.

The Court issued its ruling on the SJM, prompting bioMérieux to dismiss claims related to the 9,074,262 patent. Trial is still scheduled for end of February 2020, surrounding only claims related to the 8,697,352 patent.

•                                NOVARTIS VACCINES AND DIAGNOSTICS, INC., NOVARTIS PHARMA AG, and GRIFOLS WORLDWIDE OPERATIONS LIMITED v. REGENERON PHARMACEUTICALS, INC.

Served: 24 May 2018 on Regeneron

US District Court for the Southern District of New York White Plains Division

Patent Infringement, Civil Action No. 7:18-cv-2434

Novartis Vaccines and Diagnostics, Inc., Novartis Pharma AG, and Grifols Worldwide Operations Limited (“GWWO”) allege patent infringement of U.S. Patent No. 5,688,688 (“the ‘688 patent”).

NEXT ACTION:   Joint Defense Agreement with Novartis.  Defendants filed a motion to dismiss willful infringement claims on 2 August 2018, which was denied on 24 October 2018. Deposition of Seamus McCooey as 30(b)(6) witness for GWWO taken on 21 March 2019.  Court-ordered mediation was held 30 May 2019 with no resolution. Regeneron filed an IPR on 14 May 2019 with the PTAB with respect to the 688 patent.  Following the Court’s decision on the claim construction, the Court issued its Judgement of Noninfringement and Order of Dismissal on 5 September 2019, parties to bear their own fees and costs. The IPR was dismissed by the PTAB following the parties’ Joint Motion to Dismiss of October 2019. The time to appeal has passed and these matters are now closed.

•                                ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC.

Served:  8 October 2019

US District Court, Northern District of Illinois

Patent Infringement, Civil Action No. 1:19-cv-6587

Abbott Laboratories (“Abbott”), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics (“Ortho”) under an HIV License and

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Option agreement dated 16 August 2019  (the “HIV License”).  On 12 September 2019, GDS and Ortho filed Notice of Arbitration.  On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent.  GDS filed Motions to Dismiss and to Compel Arbitration, but the Court continued all pending Motions and referred the parties to a magistrate for a mandatory settlement conference.  On the 5th February the parties attended a Mandatory Settlement Conference ordered by the District Judge, with the Magistrate Judge presiding. No satisfactory settlement was reached. Grifols and Ortho are now preparing to pursue arbitration for the pre-termination amount owed by Abbot and court litigation as counter-claim for the declaratory relief action filed by Abbot.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (30) Financial Instruments Classification Disclosure of financial instruments by nature, category and fair value is as follows: T housand of Euros 31/12/2018 Carrying amount Fair Value Financial assets at amortised costs Financial assets at FV to profit or loss Financial liabilities at amortised costs Financial assets at FV to OCI Other financial liabilities Total Level 1 Level 2 Level 3 Total Non-current financial assets Current Financial derivatives Trade receivables Financial assets measured at fair value Non-current financial assets Other current financial assets Trade and other receivables Cash and cash equivalents Financial assets not measured at fair value ---- 7 19,934 ---- ---- ---- 7 19,934 7 ---- ---- 198,010 --19,934 --7 19,934 198,010 ---- 198,010 ---- 198,010 --19,941 198,010 ---- 217,951 107,594 34,031 163,575 ---- ---- ---- ---- ---- ---- 107,594 34,031 163,575 1,033,792 ---- ---- 1,033,792 1,338,992 ---- ---- 1,338,992 Senior Unsecured Notes Promissory Notes Senior secured debt Other bank loans Finance lease p ay ables Other financial liabilities Debts with associates Other non-current debts Trade and other p ay ables Other current liabilities Financial liabilities not measured at fair value ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- --(1,005,333) (97,645) (4,901,240) (264,525) (12,885) (95,217) (7,079) --(721,699) ---- ---- ---- --(1,301) --(1,005,333) (97,645) (4,901,240) (264,525) (12,885) (95,217) (7,079) (1,301) (721,699) (985,480) ---- (985,480) --(5,055,323) --(5,055,323) ---- ---- (169,189) (169,189) ---- --(7,105,623) (170,490) (7,276,113) 1,338,992 19,941 198,010(7,105,623) (170,490) (5,719,170) 92 20-11032-1C1.1P124

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term. Thousand of Euros 31/12/2019 Carrying amount Fair Value Financial assets at Financial assets at FV Financial liabilities at Financial assets at FV Other financial Total Level 1 Level 2 Level 3 Total amortised to profit or amortised to OCI costs l oss liabilities costs Non-current financial assets Other current financial assets Trade receivables Financial assets measured at fair value Non-current financial assets Other current financial assets Trade and other receivables Cash and cash equivalents Financial assets not measured at fair value Senior Unsecured & Secured Notes Promissory Notes Senior secured debt Other bank loans Lease liabilities Other financial liabilities Debts with associates Other non-current debts Trade and other p ay ables Other current liabilities Financial liabilities not measured at fair value ---- 7 1.716.738 ---- ---- ---- 7 1.716.738 7 ---- ---- 298.346 --1.716.738 --7 1.716.738 298.346 ---- 298.346 ---- 298.346 --1.716.745 298.346 ---- 2.015.091 138.923 12.188 153.960 ---- ---- ---- ---- ---- ---- 138.923 12.188 153.960 741.982 ---- ---- 741.982 1.047.053 ---- ---- 1.047.053 ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- --(2.576.935) (100.267) (3.286.889) (400.850) (740.690) (101.749) (1.258) --(747.514) ---- ---- ---- --(983) --(2.576.935) (100.267) (3.286.889) (400.850) (740.690) (101.749) (1.258) (983) (747.514) (2.749.557) ---- (2.749.557) --(3.623.233) --(3.623.233) ---- ---- (197.399) (197.399) ---- --(7.956.152) (198.382) (8.154.534) 1.047.053 1.716.745 298.346 (7.956.152) (198.382) (5.092.390) The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term. 93 20-11032-1C1.1P125

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Financial derivatives

At 31 December 2019 and 2018 the Group has recognized the following derivatives:

				Thousands of Euros		
Financial derivatives	Currency	Notional amount at 31/12/2019	Notional amount at 31/12/2018	**Value at 31/12/19**	**Value at 31/12/18**	Maturity
Call Option (Interstate Blood Bank, Inc., Bio-Blood Components, Inc and Plasma Biological Services, LLC)	US Dollar	N/A	N/A	--	8,733	30/04/2019
Call Option (ADMA Centers)	US Dollar	N/A	N/A	--	11,201	01/01/2019
Total Assets				--	19,934	

On 11 May 2016 the Group paid an aggregate amount equal to US Dollars 10,000 thousand (Euros 8,960 thousand at the exchange rate at the date of acquisition) in respect of the call option for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. shares that are not owned by the Group. The call option was exercised by the Group by delivering written notice of its intention on 30 April 2019 (see notes 2 and 3).

On 6 June 2017, Biotest Pharmaceuticals Corporation agreed to purchase from ADMA Biologics all of its rights, titles and interests in two donation centers located in Georgia, USA. On 1 August 2018, Grifols acquired Biotest and its net assets (including the purchase option). The execution of the purchase option was carried out on 1 January 2019 (see note 12).

Financial derivatives are valued based on generally accepted valuation techniques (level 3 in the fair value hierarchy), using to the greatest extent data from the market and to a lesser extent specific data of the Group.

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

Credit risk

(a) Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2019 and 2018 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros	
Carrying amount	Note	**31/12/2019**	**31/12/2018**
Non-current financial assets	12	138,930	107,601
Other current financial assets	12	1,728,926	53,965
Trade receivables	14	369,797	269,167
Other receivables	14	29,267	45,327
Cash and cash equivalents	15	741,982	1,033,792
		3,008,902	1,509,852

94

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The maximum level of exposure to risk associated with receivables at 31 December 2019 and 2018, by geographical area, is as follows.

	Thousands of Euros	
Carrying amount	31/12/2019	31/12/2018
Spain	58,363	46,025
EU countries	44,887	48,354
United States of America	171,345	79,829
Other European countries	13,485	14,289
Other regions	110,984	125,997
	399,064	314,494

(b) Impairment losses

A breakdown of the trade and other receivables net of the bad debt provision by ageing as of 31 December 2018 is as follows:

	Thousands of Euros			
	ECL Rate	Total gross carrying amount	Provision	Total net trade receivable third party
Not matured	0.19%	180,448	(335)	180,113
Past due 0-30 days	0.19%	52,310	(92)	52,218
Past due 31-60 days	0.62%	11,125	(67)	11,058
Past due 61-90 days	2.03%	10,729	(208)	10,521
Past due 91-180 days	3.01%	12,158	(353)	11,805
Past due 181-365 days	8.52%	4,158	(1,222)	2,936
More than one year	100.00%	7,549	(7,033)	516
Customers with objective evidence of impairment		11,221	(11,221)	--
		289,698	(20,531)	269,167

A breakdown of the trade and other receivables net of the bad debt provision by seniority as of December 31, 2019 is as follows:

	Thousands of Euros			
	ECL Rate	Total gross carrying amount	Provision	Total net trade receivable third party
Not matured	0.19%	285,942	(585)	285,357
Past due 0-30 days	0.19%	48,212	(57)	48,155
Past due 31-60 days	0.62%	15,831	(101)	15,730
Past due 61-90 days	2.03%	10,364	(156)	10,208
Past due 91-180 days	3.01%	8,606	(243)	8,363
Past due 181-365 days	8.52%	2,216	(232)	1,984
More than one year	100.00%	3,056	(3,056)	--
Customers with objective evidence of impairment		17,861	(17,861)	--
		392,088	(22,291)	369,797

Unimpaired receivables that are past due mainly relate to public entities.

95

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the bad debt provision was as follows:

	Thousands of Euros		
	31/12/2019	**31/12/2018**	**31/12/2017**
Opening balance	20,531	19,706	17,987
Net charges for the year	4,971	6,443	8,003
Net cancellations for the year	(3,142)	(5,650)	(4,732)
Transfers	(19)	--	--
Translation differences	(50)	32	(1,552)
Closing balance	22,291	20,531	19,706

An analysis of the concentration of credit risk is provided in note 5 (a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros						
Carrying amount	Note	**Carrying amount at 31/12/18**	**Contractual flows**	**6 months or less**	**6 - 12 months**	**1-2 years**	**2- 5 years**	**More than 5 years**
Financial liabilities								
Bank loans	21	5,165,765	6,522,083	195,568	202,437	522,040	3,086,734	2,515,304
Other financial liabilities	21	95,217	95,218	14,167	2,095	21,324	55,863	1,769
Bonds and other marketable securities	21	1,102,978	1,305,645	113,645	16,000	32,000	128,000	1,016,000
Finance lease payables	21	12,885	13,423	1,946	1,630	3,367	5,655	825
Debts with associates	31	7,079	7,079	--	7,079	--	--	--
Payable to suppliers	22	561,883	561,884	561,559	325	--	--	--
Other current liabilities	23	16,029	16,028	15,861	167	--	--	--
Total		6,961,836	8,521,360	902,746	229,733	578,731	3,276,252	3,533,898

		Thousands of Euros						
Carrying amount	Note	**Carrying amount at 31/12/19**	**Contractual flows**	**6 months or less**	**6 - 12 months**	**1-2 years**	**2- 5 years**	**More than 5 years**
Financial liabilities								
Bank loans	21	3,687,739	4,826,286	204,851	100,083	183,525	715,443	3,622,384
Other financial liabilities	21	101,749	101,749	21,000	20,708	50,646	7,416	1,979
Bonds and other marketable securities	21	2,677,202	3,167,075	128,606	32,016	64,031	2,137,772	804,650
Lease liabilities	21	740,690	740,690	22,335	22,131	41,444	155,300	499,480
Debts with associates	31	1,258	1,258	--	1,258	--	--	--
Payable to suppliers	22	581,882	581,882	581,867	15	--	--	--
Other current liabilities	23	22,320	22,320	21,612	708	--	--	--
Total		7,812,840	9,441,260	980,271	176,919	339,646	3,015,931	4,928,493

96

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Currency risk

The Group's exposure to currency risk is as follows:

	Thousands of Euros	
	31/12/2018	
	Euros (*)	Dollars (**)
Trade receivables	2,691	45,801
Receivables from Group companies	54,903	6,291
Loans to Group companies	40,387	4,343
Cash and cash equivalents	120,281	1,296
Trade payables	(13,354)	(6,113)
Payables to Group companies	(60,363)	(63,932)
Loans from Group companies	(94,771)	(4,336)
Bank loans	(74,375)	--
Balance sheet exposure	(24,601)	(16,650)

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros	
	31/12/2019	
	Euros (*)	Dollars (**)
Trade receivables	4,978	29,022
Receivables from Group companies	101,685	3,829
Loans to Group companies	16,053	595
Cash and cash equivalents	(8,603)	1,698
Trade payables	(18,908)	(13,826)
Payables to Group companies	(75,435)	(93,713)
Loans from Group companies	(42,388)	(4,151)
Bank loans	(63,750)	--
Balance sheet exposure	(86,368)	(76,546)

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2019 and 2018 year ends are as follows:

	Closing exchange rate	
Euros	31/12/2019	31/12/2018
US Dollars	1.1225	1.1450

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2019, equity would have increased by Euros 799,565 thousand (Euros 506,131 thousand at 31 December 2018) and profit due to foreign exchange differences would have decreased by Euros 16,291 thousand (Euros 4,125 thousand at 31 December 2018). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2019 and 2018 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest rate risk

97

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros	
	31/12/2019	**31/12/2018**
Fixed-interest financial instruments		
Financial liabilities	(2,908,750)	(1,244,375)
	(2,908,750)	(1,244,375)
Variable-interest financial instruments		
Financial liabilities	(3,587,171)	(5,233,638)
	(3,587,171)	(5,233,638)
	(6,495,921)	(6,478,013)

(b) Sensitivity analysis

If the interest rate had been 100 basis points higher at 31 December 2019, the interest expense would have increased by Euros 51,412 thousand. As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

If the interest rate had been 100 basis points higher at 31 December 2018, the interest expense would have increased by Euros 53,082 thousand. As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

(31) Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros	
	31/12/2019	**31/12/2018**
Receivables from associates (note 14)	1,883	382
Trade payables associates	(114)	(15,796)
Loans to associates (note 12)	18,342	50,304
Loans to other related parties (note 12)	86,363	82,969
Other financial assets with other related parties	34,367	--
Debts with associates	(1,258)	(7,079)
Debts with key management personnel	(4,005)	(4,425)
Payables to members of the board of directors	--	--
Payables to other related parties	(4,878)	(7,706)
Other financial liabilities with other related parties	(13,000)	--
	117,700	98,649

Payables are included in trade and other payables (see note 22).

98

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Group transactions with related parties

Group transactions with related parties during 2017 were as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	3,009	--	--	--
Purchases	(68,335)	--	--	--
Other service expenses	(11,798)	--	(7,100)	(939)
Operating lease expense	--	--	(5,426)	--
Remuneration	--	(13,672)	--	(5,755)
R&D agreements	(164)	--	--	--
Finance income	(440)	--	--	--
Finance cost	592	--	--	--
	(77,136)	(13,672)	(12,526)	(6,694)

Group transactions with related parties during 2018 were as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	5,846	--	--	--
Purchases	(97,941)	--	--	--
Other service expenses	(21,065)	--	(4,282)	(844)
Operating lease expense	--	--	(5,469)	--
Remuneration	--	(16,070)	--	(5,848)
R&D agreements	(50)	--	--	--
Sale of investments (note 3)	--	--	469,881	--
Finance income	3,951	--	--	--
Finance cost	(579)	--	--	--
	(109,838)	(16,070)	460,130	(6,692)

Group transactions with related parties during 2019 are as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	10,196	--	--	--
Purchases	(48,300)	--	--	--
Other service expenses	(25,638)	--	(5,586)	(220)
Operating lease expense	--	--	--	
Remuneration	--	(16,795)	--	(5,517)
Payments for rights of use	--	--	(7,104)	--
Finance income	2,265	--	--	--
Finance cost	(158)	--	--	--
	(61,635)	(16,795)	(12,690)	(5,737)

99

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

"Other service expenses" include contributions to non-profit organizations totaling Euros 5,586 thousand in 2019 (Euros 4,282 thousand in 2018 and Euros 7,100 thousand in 2017).

During 2011 one of the Company's directors signed a three-year consulting services contract. The director received annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. In the years 2014, 2015, 2017 and 2018 the contract was renewed and the amount of the fees corresponded to US Dollars 1 million per year. The contract has expired on 31 March 2019 and during 2019 the fees amounted to US Dollars 250 thousand.

On 28 December 2018, the Group sold Biotest and Haema to Scranton Enterprises B.V (shareholder of Grifols) for US Dollars 538,014 thousand (see note 3). For the payment of the mentioned amount of the sale, Scranton signed a loan contract dated 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 82,969 thousand) with Grifols Worldwide Operations Limited. The compensation is 2%+EURIBOR and due on 28 December 2025.

Directors representing shareholders' interests have received remuneration of Euros 1,501 thousand in 2019 (Euros 1,610 thousand in 2018).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29 (c)).

(b) Conflicts of interest concerning the directors

The Company's directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act.

(32) Environmental Issues

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2018 were as follows:

	Thousands of Euros		
Project	Cost	Accumulated depreciation	Net value
Waste water treatment	13,467	(2,599)	10,868
Waste management	6,399	(1,920)	4,479
Reduction of electricity consumption	13,210	(4,002)	9,208
Reduction of water consumption	18,815	(3,404)	15,411
Energy	13,819	(564)	13,255
Other	2,320	(262)	2,058
	68,030	(12,751)	55,279

100

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2019 are as follows:

	Thousands of Euros		
Project	Cost	Accumulated depreciation	Net value
Waste water treatment	10,588	(3,038)	7,550
Waste management	4,189	(1,860)	2,329
Reduction of electricity consumption	14,172	(5,135)	9,037
Reduction of water consumption	13,887	(4,329)	9,558
Energy	300	(6)	294
Other	6,763	(1,155)	5,608
	49,899	(15,523)	34,376

Expenses incurred by the Group for protection and improvement of the environment during 2019 totaled approximately Euros 19,521 thousand (Euros 15,474 thousand during 2018 and Euros 13,554 thousand during 2017).

The Group considers that the environmental risks are adequately controlled by the procedures currently in place.

The Group has not received environmental grants during 2019, 2018 and 2017.

(33) Other Information

Audit fees:

KPMG Auditores, S.L. has invoiced the following fees for professional services during 2019 and 2018:

	Thousands of Euros	
	31/12/2019	**31/12/2018**
Audit services	1,615	1,534
Audit-related services	880	601
	2,495	2,135

Amounts included in table above, includes the total amount of fees related to services incurred during 2019 and 2018 without considering the invoice date.

Audit-related services in 2019 and 2018 include limited reviews of the interim financial statements, the audit of the consolidated financial statements under PCAOB, the audit of the consolidated financial statements of Grifols Diagnostics solutions and agreed-upon procedures.

Other entities affiliated to KPMG International have invoiced the Group for the following fees for professional services during 2019 and 2018:

101

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousands of Euros 31/12/2019 31/12/2018 Audit services Audit-related Tax advisory fees Other services 3,036 285 55 --2,559 679 232 228 3,376 3,698 Other audit firms have invoiced the Group for the following fees for professional services during 2019 and 2018: Thousands of Euros 31/12/2019 31/12/2018 Audit services 62 83 62 83 102

CONSOLIDATED DIRECTORS’ REPORT 2019

INDEX INTRODUCTION 1 ABOUT GRIFOLS 12 2 SUSTAINABLE GROWTH 32 3 CORPORATE GOVERNANCE 54 CHAIRMAN’S LETTER CEOs’ LETTER HIGHLIGHTS MILESTONES 5 6 8 10 4 SAFETY AND QUALITY 70 5 INNOVATION 86 6 OUR PEOPLE 108 7 COMMITTED TO SOCIETY 132 8 ENVIRONMENT AND CLIMATE CHANGE 150 9 ABOUT THIS REPORT 178

MORE THAN 100 YEARS OF HISTORY “ The right to live in society entails the duty to work to improve it” Josep Antoni Grífols i Roig, 1976

5 2019 CONSOLIDATED DIRECTORS’ REPORT   I   0 INTRODUCTION   I   CHAIRMAN LETTER ETHICS, HEALTH AND ENVIRONMENT MUST GO HAND IN HAND For more than 100 years Grifols has looked to the future, committed to continued, sustainable and ethical growth. We are convinced that only a job well-done, with integrity, rigor and honesty, will allow us to truly create value for patients and society beyond financial performance. obligation and commitment to help respond to these new needs. OUR BUSINESS RESPONDS TO THE NEEDS OF SOCIETY AND EMBRACES A SUSTAINABLE APPROACH IN HOW IT MEETS THEM Inspired by this conviction, in 2004 we began our first research on Alzheimer’s disease. In 2019, we reached an important milestone with the unveiling of AMBAR (Alzheimer Management by Albumin Replacement) results, which confirmed the efficacy of plasma exchange with albumin and immunoglobulin to stabilize the progression of the disease in patients in the mild to moderate stages. It is a source of pride to know that AMBAR symbolizes one of the most important advances in recent years in the fight against Alzheimer’s. Encouraged by these results, we will continue to explore the potential of plasma proteins and plasma exchange. In 2019, based on our estimates, Grifols generated a socio-economic impact of EUR 8,500 million1. In 1909, when Grifols’ founders laid the first bricks of what today is a global company, we didn’t measure our contributions or speak of social responsibility. Nonetheless, we always pursued the common good by enhancing the quality and safety of blood transfusions in order to benefit thousands of people worldwide. Back then, innovation was synonymous with ingenuity and our forerunners did their utmost to cultivate it. While no one spoke of sustainability, every step was taken with a clear long-term vision while maintaining the health and welfare of patients, donors and employees as the top priority. explicitly designed to mitigate environmental impacts, and as a global company, we have implemented a range of initiatives to promote eco-efficiency in our value chain. Ethics, health and environment must go hand in hand. Our business responds to the needs of society and embraces a sustainable approach in how it meets them. There is no other option and numerous people are involved to ensure it. This approach forms part of our corporate culture and the values instilled by our founders and as Grifols’ CEOs continue to uphold. Our research also includes conditions, such as liver diseases, and other new research lines that will allow us to continue generating and sharing value in our area of expertise so that people worldwide can enjoy longer and healthier lives. More than 100 years have passed and we continue to evolve. Our history as a company and the progresses achieved all these years are displayed at the Grifols Museum in Barcelona, which we have reopened in 2019. There are also broader challenges for the planet. Global warming and its effects on climate change and the environment have multiple consequences that impact us all in one way or another – companies included. For this reason, we will continue our efforts to reduce atmospheric emissions and use natural resources and energy more rationally and efficiently. Our production plants in the United States, Spain and Ireland were Thank you for your trust, VÍCTOR GRÍFOLS ROURA CHAIRMAN Now, we face new challenges. In light of increased life expectancy and new age-related diseases, it is our 1. Socio-economic impact estimated in accordance with the input-output analysis.

6 2019 CONSOLIDATED DIRECTORS’ REPORT   I   0 INTRODUCTION   I   CEOs’ LETTER GRIFOLS IS A COMPANY WITH A LONG-TERM VISION As is the case every year, this report offers a frontline view of the details of our management with the objective of transparently showcasing the achievements made in 2019 in order to build on our commitment to sustainable growth and long-term vision. while allowing us to help improve China’s healthcare system through stronger quality-control standards in the production of plasma-derived medicines, as well as diagnostic systems to enhance the safety of blood transfusions. In regards to our commitment to patients and comprehensive R+D+i estrategy, we launched several new products. These include Xembify®, our 20% subcutaneous immunoglobulin, which broadens our portfolio of products to treat primary immunodeficiencies; VistasealTM, a new plasma-protein-based biosurgical solution developed through our collaboration with Ethicon; and a new presentation of HyperRAB®, our hyperimmune immunoglobulin for patients exposed to rabies, which is twice as strong as other treatments on the market. As part of our efforts to enhance cross-divisional collaborations, we also launched AlphaIDTM, a free bucal swab to detect alpha-1 antitrypsin deficiency. Grifols has a unique business model that, inspired by a “One Grifols” spirit and guided by the Sustainable Development Goals (SGDs), combines an economic, social and environmental scope to create value and magnify the positive impact of our business. For more than 100 years, we have pursued a business model based on solid corporate governance that interweaves integrity, ethics, safety, quality and innovations as key pillars to help people live longer and healthier lives. In 2019, Grifols continued to promote job creation and economic progress. A robust strategy and effective implementation enabled us to generate an economic impact of EUR 8,500 million and 148,000 jobs – direct, indirect and induced – in our core countries of operation: the United States, Spain, Germany and Ireland. In 2019, we made significant investments to bolster our organic growth, allocating more than EUR 660 million to production facilities and R+D+i. In recent years, this strategic effort has allowed us to expand and diversify our access to plasma and sustain our leadership position through a network of 295 plasma donation centers in the United States and Germany. We have also moved forward with capital investments. The plasma fractionation plant in Clayton, North Carolina (U.S.) – among the most advanced and innovative in WE ARE PREPARED TO FACE NEW CHALLENGES WITH A RESPONSIBLE BUSINESS MODEL BASED ON “ONE GRIFOLS” AND ALIGNED WITH THE SUSTAINABLE DEVELOPMENT GOALS Will extend our global reach with the expansion of Grifols in China through the strategic alliance with Shanghai RAAS. This agreement represents an important growth opportunity for our divisions,

7 2019 CONSOLIDATED DIRECTORS’ REPORT   I   0 INTRODUCTION   I   CEOs’ LETTER the world – will soon become a reality, as well as the new albumin purification, dosage and sterile filling plant in Dublin (Ireland). In terms of our financial results, we generated record-high revenues of nearly EUR 5,100 million in 2019. All of our divisions and regions where we operate contributed positively to this growth, also reflected in our operational results, margins and profits. Our solid financial performance and long-term plans allowed us to quickly close and with strong acceptance our debt-refinancing process for EUR 5,800 million. This undoubtedly represents an important breakthrough since it optimizes our financial structure, while at the same time showcases the trust of our investors. goals by combining economic value with social and environmental benefits. Furthermore, they demonstrate our capacity to make a positive impact and encourage us to continue our management along the same path. THIS REPORT HIGHLIGHTS THE WORK OF EVERYONE AT GRIFOLS AS THE COMPANY CONTINUES TO ENHANCE ITS ECONOMIC, SOCIAL AND ENVIRONMENTAL CONTRIBUTIONS TO SOCIETY In the area of R+D, we completed an important milestone with the publication of results from the AMBAR (Alzheimer Management by Albumin Replacement) clinical trial on against Alzheimer’s. Additional AMBAR findings, presented at several international conferences throughout the year, confirmed the safety and efficacy of the treatment protocol in slowing down the progression of the disease in patients with mild to moderate Alzheimer’s. As announced, we will continue our work in the fight against Alzheimer’s with new studies and efforts to ensure that people can benefit from this treatment as soon as possible. We can confirm that 2019 was an exceptionally positive year for Grifols, a year marked by courageous decisions that will allow us to advance on our commitments to donors, patients, healthcare professionals, workforce, shareholders and investors. our Grifols is a company with a long-term vision. We have defined solid lines of action for the upcoming years and are more than ready to face new challenges. We have made significant strides in our manufacturing operations that are based on a sustainability model. Today, 75% of our production is carried out in plants with environmental management systems. Grifols also received the 2019 European Industrial Excellence Award, highlighting the company’s operational excellence. In the fight against climate change, we undertook six important environmental commitments for 2030. These include reducing greenhouse gas emissions by 40%, obtaining 70% of electricity consumption through renewable energy sources, reducing waste and protecting biodiversity. We hope to keep your confidence, These milestones and other accomplishments highlighted in this report would not have been possible without the commitment and dedication of our talented Grifols staff. Our workforce of 24,000 employees – men and women who reflect more than 80 nationalities – are undoubtedly our greatest asset. In this regard, we are proud of our efforts to promote diversity, equal opportunities and talent development. As a result of the initiatives launched, we have created nearly 8,400 new direct jobs, 70% of which are occupied by women; important step forward to continue reducing the gender gap, which is 2.2% In the U.S. and 5.1% In Spain; and delivered 2 million training hours, 62% to women employees. We also remained steadfast in our commitment to creating stable employment. At Grifols, 98% of employees have permanent contracts and 93% work full-time. RAIMON GRÍFOLS ROURA Co-CEO VÍCTOR GRÍFOLS DEU Co-CEO We continued to drive a range of programs aimed at promoting health, education and nutrition in less privileged areas of the world and in the local communities where we operate. In 2019, we allocated nearly EUR 40 million to these causes, which were carried out both directly and through our foundations. All of the initiatives developed – all of the achievements enable us to continue contributing – allow us to continue contributing to the sustainable development

8 2019 CONSOLIDATED DIRECTORS’ REPORT   I   0 INTRODUCTION   I   HIGHLIGHTS HIGHLIGHTS GROWTH INVESTMENT AND INNOVATION M€ M€ Revenues Net Profit M€ Productive Investments Plasma centers 5,099 625 +4.8% 332 +31.7% 295 People dedicated to R+D+i +13.6% 3,391 +14% NORTH AMERICA M€ Net R+D+i investments 329 +12.9% 1,200 Patents 857 +7% EUROPEAN UNION EBITDA M€ 1,434 +17.3% 851 +19.5% 6.5% of revenues 3,179 ROW

9 2019 CONSOLIDATED DIRECTORS’ REPORT   I   0 INTRODUCTION   I   HIGHLIGHTS EQUAL OPPORTUNITY SUSTAINABILITY RESPONSIBILITY TALENT & DIVERSITY Permanent contracts Environmental costs and Human resources Total economic impact M€ investments M€ 98% Full-Time contracts 24,003 Workforce growth 8,500 Total job creation 21.8 93% Cultural diversity +13% 148,000 Community investment M€ 26% WATER CYCLE 73% NORTH AMERICA +80 NATIONALITIES 66% WASTE MANAGEMENT 38.9 EUROPEAN UNION 40% 60% 8% ATMOSPHERIC, ENERGY EMISSIONS AND OTHERS Direct jobs created 8,400 70% for women Destination of resources (expenses and investments) 2% ROW 25%

10 2019 CONSOLIDATED DIRECTORS' REPORT | 0 INTRODUCTION | MILESTONES GRIFOLS

MILESTONES

JANUARY

- Agreement with Rigel Pharmaceuticals to market fostamatinib in Europe and Turkey
- FDA approval of pretransfusion compatibility analyzer Erytra® Eflexis
- 5th Edition of the Ethics and Science Awards of Víctor Grifols i Lucas Foundation

FEBRUARY

- FDA approval of Babesia detection assay in blood (Procleix® Babesia)
- PharmacyKeeper application receives KLAS Category Leader award for innovation
- 1st International Bioethics Congress under the auspices of Víctor Grifols i Lucas Foundation Chair

MARCH

- Announcement of strategic alliance with Shanghai RAAS to reinforce the growth of plasma-derived products and diagnostic solutions in China
- Presentation of additional results of the AMBAR clinical trial against on Alzheimer's at AD/PD.
- Expansion of blood-typing solutions in Latin America and installation of the first Erytra® Eflexis system in Mexico

APRIL

- Grifols' R+D+i efforts receive the top score of "Excellent" by Plan Profarma, an initiative of the Spanish Ministry of Industry, Commerce and Tourism
- New donation to the World Federation of Hemophilia Humanitarian Aid Program
- Grifols' U.S. plasma centers collect more than 113 tons of food to serve people in need in their communities

MAY

- Announcement of EUR 1,400 million capital investment plan between 2018-2022 in General Shareholders' Meeting
- The AMBAR project is included among the "Best 100 Ideas of the Year" by Actualidad Económica magazine
- Reopening of the Grifols Museum in Barcelona

JUNE

- Voluntary release of transfers of value made in 2018 to healthcare professionals and organizations in Europe
- Annual Investor and Analyst Meeting
- Relocation of subsidiary headquarters in France and Czech Republic to two new office buildings








Investor and Analyst Meeting
North Carolina

11 2019 CONSOLIDATED DIRECTORS' REPORT | 0 INTRODUCTION | MILESTONES GRIFOLS

JULY

- FDA approval of Xembify®, the new 20% subcutaneous immunoglobulin
- Presentation of additional results of the AMBAR clinical trial against on Alzheimer's at AAIC
- Grifols listed on the FTSE4Good Index for the second consecutive year
- First project in Africa: agreement to build a production line in Morocco for Soludia Maghreb

AUGUST

- Grifols Asia Pacific receives ISO 9001:2015 certification, an important milestone that recognizes the continuous efforts to improve quality management systems
- FDA approval for QNext® coagulometer and DG-PT reagent for hemostasis
- Agreement with diagnostic South Korean firm PCL for the supply of recombinant antigens

SEPTEMBER

- Healthcare-technology collaboration agreement signed with Mondragon
- Grifols Academy of Plasmapheresis Center Leadership Development Program (CLDP) accredited by the Institute for Credentialing Excellence (ICE) for its high standards of quality
- Production of blood bags begins in the new plant in Brazil

OCTOBER

- Procleix® Panther® System with Automated Ready Technology receives CE marking
- Two new Progenika Promonitor® kits receive the CE marking and approval in Canada and Australia
- Agreement with Sandoz to provide Promonitor® kits to Spanish physicians to monitor the pharmaceutical firm's biologic medicines

NOVEMBER

- U.S. launch of AlphaID™, a bucal swab used to detect alpha-1 antitrypsin deficiency
- U.S. and Chinese regulatory authorities approve the strategic alliance between Grifols and Shanghai RAAS
- Debt refinancing process closed in record time and with strong acceptance

DECEMBER

- U.S. launch of Vistaseal™, Grifols' first plasma-protein-based biosurgery solution.
- Presentation of additional results of the AMBAR clinical trial against on Alzheimer's at CTAD.
- U.S. launch of Xembify®, the first 20% subcutaneous immunoglobulin to treat primary immunodeficiencies

Xembify
Immune Globulin Subcutaneous (Human), 20%




GRIFOLS




AlphaID
Alpha-1 screening made simple.

alzheimer management by albumin replacement ambar

1 ABOUT GRIFOLS FOR MORE THAN 100 YEARS GRIFOLS HAS INNOVATED SO THAT PEOPLE CAN LIVE BETTER

PUTTING DONORS AND PATIENTS AT THE CENTER OF ALL WE DO ENABLES US TO FOCUS AS “ONE GRIFOLS” ON LONG-TERM, SUSTAINABLE VALUE CREATION Established 1909 Business area 4 divisions Total economic impact 8,500 M€ Total job creation 148,000

14 2019 CONSOLIDATED DIRECTORS' REPORT | 1 ABOUT GRIFOLS | MORE THAN A CENTURY OF SUCCESS GRIFOLS

MORE THAN A CENTURY OF SUCCESS

1909

Dr. Josep Antoni Grifols i Roig sets up **Instituto Central de Análisis Clínicos, Bacteriológicos y Químicos** in Barcelona, prior to Laboratorios Grifols.

1940

Dr. Grifols i Roig, and his sons Josep Antoni and Víctor Grifols i Lucas, **establish Laboratorios Grifols in Barcelona**, a company specialized in clinical analyses and the preparation of lyophilized plasma.

1943

Production of the first single-donor **lyophilized plasma** in continental Europe. Grifols patents this process in Spain and develops a **lyophilizer and complementary devices** to later inject plasma as a therapy.

1945

Grifols opens the **first private blood bank in Spain.**

1951

Dr. Josep Antoni Grifols Lucas develops the **plasmapheresis technique.**

1958

First plasma fractionation plant in Spain begins operations.

1973

Grifols opens its **new production facility** in Barcelona.

1995

Dr. Víctor Grifols i Lucas lead Grifols to become the **first non-U.S. company to obtain a FDA establishment license** and a **FDA license for a biological product (albumin).**






HEMOBANCO








GRIFOLS
DADE

15 2019 CONSOLIDATED DIRECTORS' REPORT | 1 ABOUT GRIFOLS | MORE THAN A CENTURY OF SUCCESS GRIFOLS

SINCE 1909 WE HAVE STRENGTHENED OUR COMMITMENT TO IMPROVING THE HEALTH AND WELL-BEING OF PEOPLE. MORE THAN 100 YEARS PROMOTING A SUSTAINABLE BUSINESS MODEL BASED ON CONTINUOUS INNOVATION AND ETHICAL LEADERSHIP

2002

Grifols acquires the U.S.-based company SeraCare, currently **Biomat USA, along with its 43 donors centers.**

2003

Grifols acquires the assets of Alpha Therapeutic Corporation-Mitsubishi, including its plasma therapy manufacturing plant in Los Angeles, California.

2006

FDA grants approval for immunoglobulin Barcelona plant (IVIG).

Grifols is listed on the Spanish stock exchange.

2011

Grifols acquires **Talecris Biotherapeutics** to become the third-largest global manufacturer of plasma-derived protein therapies.

Grifols is listed on the **NASDAQ** stock exchange.

2014

Acquisition of the **transfusional diagnostic assets from Novartis.**

2016

Acquisition of **Hologic's share of NAT donor screening unit.**

2019

Latest findings released from the **AMBAR clinical** trial, which demonstrate the positive impact of the protocol in slowing down disease progression in patients with mild to moderate Alzheimer's.

Strategic alliance with Shanghai RAAS in China.


GRIFOLS
Biomat USA
Plasma Center










GRIFOLS

alzheimer management by albumin replacement ambar

RAAS

16 2019 CONSOLIDATED DIRECTORS' REPORT | 1 ABOUT GRIFOLS | OUR SUSTAINABLE BUSINESS MODEL GRIFOLS

OUR SUSTAINABLE BUSINESS MODEL

OUR VALUES DRIVE OUR BUSINESS AND GUIDE "ONE GRIFOLS"

"One Grifols" gathers the solid corporate values established by the founders of Grifols in 1909.

These values promote teamwork, responsibility, innovation, sustainability, long-term value creation and strategic vision.

Inspired by these principles, Grifols creates wealth for its stakeholders by generating stable employment, driving frontline research, promoting development, and building trust with shareholders and investors. To this end, the company follows a sustainable growth strategy aligned with its mission of enhancing the health and well-being of people worldwide.

Grifols is the embodiment of these fundamental values, its commitments and a pioneering spirit in pursuit of scientific progress.

INTERNATIONALLY RECOGNIZED

FTSE4Good

CDP ACCREDITED PROVIDER 2019

THE PRINCIPLES OF BIOETHICS GUIDE OUR OPERATIONS: THE VÍCTOR GRÍFOLS I LUCAS FOUNDATION

As part of Grifols' commitment to scientific and social progress, we believe that science must be firmly committed to life in all of its facets. At its essence, scientific progress aims to improve the quality of life of human beings, both as individuals and humanity as a whole.

This principle has formed part of Grifols' DNA since its beginnings. The fundamental tenets of bioethics guide the development, production and marketing of Grifols products in order to ensure the safety and dignity of patients and donors and effectively address the ethical questions raised by scientific advancements.

VICTOR GRIFOLS I LUCAS FOUNDATION

Grifols founded The Victor Grifols i Lucas Foundation in 1988 to spark cross-disciplinary debate and dialogue on the subject of bioethics. The Foundation aims to foster ethical attitudes among healthcare organizations, companies and professionals and serve as the catalyst for new new ideas, insights and perspectives on the ethics of life. In support of its mission, the Foundation sponsors a Bioethics Chair that promotes research and educational initiatives, awards, scholarships and publications to stimulate and spread knowledge of specific bioethic areas.

FUNDACIÓ VÍCTOR GRÍFOLS i LUCAS

For more information: http://www.fundaciogrifols.org/es/web/fundacio/mission-objectives

17 2019 CONSOLIDATED DIRECTORS’ REPORT   I   1 ABOUT GRIFOLS   I   OUR SUSTAINABLE BUSINESS MODEL BASED ON BIOETHICS PRINCIPLES AND THROUGH A SOLID CORPORATE GOVERNANCE, GRIFOLS EVALUATES AND MANAGES ITS ECONOMIC, SOCIAL AND ENVIRONMENTAL DIMENSION, PROMOTING TALENT, INNOVATION, QUALITY AND SAFETY AS STRATEGIC PRIORITIES R GRIFOLS’ BUSINESS MODEL SUPPORTS SUSTAINABLE DEVELOPMENT GOALS (SDGs) PROMOTED BY THE UNITED NATIONS AND ORIENTED TOWARDS VALUE CREATION CORPORATE GOBERNANCE IT IS A VERTICAL INTEGRATION MODEL THAT PROMOTES COMPLEMENTARY PRODUCTS AND SERVICES AND GLOBAL EXPANSION X

18 2019 CONSOLIDATED DIRECTORS' REPORT | 1 ABOUT GRIFOLS | OUR SUSTAINABLE BUSINESS MODEL GRIFOLS

GRIFOLS' BUSINESS MODEL SUPPORTS SUSTAINABLE DEVELOPMENT GOALS (SDGs)


GRIFOLS
Priorities
Relevants
Transversal

WE ACTIVELY SUPPORT EFFORTS TO ACHIEVE SDGs

Adopted by the United Nations in 2015, the 2030 Agenda for Sustainable Development offers a shared global vision to promote peace and prosperity for people and the planet. The Agenda is grounded in 17 Sustainable Development Goals, which collectively advocate a holistic approach to address and manage critical global challenges such as the eradication of hunger and poverty, access to high-quality education, gender equality, decent work opportunities and the fight against climate change. The SDGs have been broken down into 169 concrete and measurable targets to help translate these global commitments into action.

Grifols is highly aware of the critical role that companies can play toward achieving sustainable development. For this reason, it partners with and supports the actions of numerous agents engaged in this global pursuit, reflecting its commitment to making a positive impact on society.

In order to effectively measure and communicate its contributions, Grifols has pinpointed and prioritized the SDGs in which it could make the maximum impact. This analysis has enabled the company to determine how it could create the most value and provide solutions in relation to its sector, operations and geographical scope.

Grifols carried out a materiality analysis to prioritize these objectives, selecting a total of five core SDGs where it could wield the greatest impact and four additional SDGs in which it could make a significant contribution. Grifols also supports the SDG17 – Partnerships to the Goals – by collaborating with different interest groups (social and educational institutions, governments, organizations, entities and other companies) to jointly spearhead initiatives in the fields of education, innovation and healthcare, among others.

The numerous actions by which Grifols supports these concrete SDGs are highlighted throughout this report.

19 2019 CONSOLIDATED DIRECTORS' REPORT | 1 ABOUT GRIFOLS | OUR SUSTAINABLE BUSINESS MODEL GRIFOLS

GRIFOLS' CONTRIBUTION: SDGs PRIORITIZATION

	Sustainable Development Goals	2019 Notable Contributions
PRIORITY OBJECTIVES	3	• Production of plasma-derived medicines to treat patients with communicable and non-communicable diseases such as primary immunodeficiencies (PID), coagulation disorders and alpha-1 antitrypsin deficiency, among others. • Progress on clinical trial for use of albumin to treat cirrhosis (phase III PRECIOSA) and acute-on-chronic liver failure (phase III APACHE). • Approvals and market launches of new product formulations and indications that address the needs of patients and healthcare professionals (Xembify® and HyperRAB®, among others). • Results confirming the efficacy of the AMBAR protocol in slowing down the progression of Alzheimer's disease using measures combining cognitive and functional status in patients with mild-to-moderate Alzheimer's Disease. • New diagnostic test to increase the safety of blood transfusions: detection of HIV virus, hepatitis B and C and other emerging viruses such as Zika, West Nile and babesiosis. • Development of new molecular diagnostic and prognosis tests for oncology, autoimmunity, cardiovascular medicine and the central nervous system. • Manufacture of genomic and protein tests for in vitro diagnosis, prognosis, response prediction and monitorization of biologic drugs.
	8	• Creation of EUR 8,500 million in socioeconomic value and 148,000 jobs (direct, indirect and induced). • Growth of global workforce to 24,003 employees: 98% with permanent contracts and 93% employed full-time. • Reinforcement of a diverse talent pool to drive value creation: more than 80 nationalities, 51% of staff are 30-50 years old, 558 employees have some type of disability. • Establishment of a new area within the HR Department – "People Experience Hub" – to boost employee commitment and motivation. • Commitment to the well-being of all employees with an increase in training hours on safety, health and environmental issues (more than 134,000 hours) and the launch of new health and wellness initiatives.
	9	• Total R+D+i investment of EUR 329 million (+12.9%). This figure represents 6.5% of revenues and denotes an innovation intensity 5 times greater than the European average. • Increase in R+D+i personnel to more than 1,100 people. • More than USD 10 million allocated over the last 5 years to pre-clinical and clinical research projects through the Investigator Sponsored Research (ISR) program. • More than EUR 12 million allocated over the last 5 years to drive research projects on liver disease under the umbrella of the Grifols Chair. • Promotion of scientific dissemination, allocating more than EUR 2,150 thousand in 2019 to scholarships and scientific awards. • Analysis of more than 60 digital-innovation projects and initiatives that will lead to greater manufacturing efficiencies and quality improvements. • More than EUR 332 million allocated to improve production facilities.
	12	• EUR 21.8 million allocated to environmental initiatives. • First pharmaceutical company in the U.S. to receive the Gold Certification in the "Zero Waste to Landfill" program. • 4% reduction in water consumption compared to 2018 and roll-out of savings measures in 75% of production centers. • Prioritization of waste revalorization, preventing 99% of waste generated in U.S. (Clayton, NC) facilities from reaching landfills (approximately 10,488 tons). • Waste recovery and recycling volumes reached 10,986 tons, with the goal of increasing recycling volumes by 500 tons more per year. • Objective to consume 70% of electricity from renewable energy sources by 2030. • 2030 commitment to enhance energy efficiency by 15% per production unit through the systematic application of eco-efficiency measures. • Efforts to utilize surplus plasma from blood donations. Estimated savings of EUR 65 million for the Spanish public healthcare system arising from industrial hospital-plasma fractionation agreement.
	13	• Measurement and disclosure of carbon footprint in scopes 1, 2 and 3 in accordance with the GHG Protocol. • Application of TCFD recommendations to identify and disclose risks and opportunities stemming from climate change. • 13.9% savings in primary energy and reduction of 3,363 tons of CO_2 emissions from the Bioscience Division's cogeneration plant. • Offsetting of 1,500 tons of CO_2 thanks to reforestation projects in areas of need in Panama, accredited by the Gold Standard Global Goals. • Goal to reduce CO_2 emissions by 23,400 tons per year through the use of 68 million kWh in renewable electricity. • Objective to reduce greenhouse gas emissions by 40% per production unit by 2030. • Distinction of Green Globe Certification in the new Clayton (U.S.) fractionation plant.

20 2019 CONSOLIDATED DIRECTORS' REPORT | 1 ABOUT GRIFOLS | OUR SUSTAINABLE BUSINESS MODEL GRIFOLS

RELEVANT OBJECTIVES

Sustainable Development Goals	2019 Notable Contributions
4 QUALITY EDUCATION	• 1.99 million training hours carried out in 2019: an average of 112 hours per employee. • More than 1.7 million training hours to employees with lower qualification, promoting equal opportunities among its workforce. • More than 7,900 collaborators and professionals received training and professional development through Grifols Academy programs and initiatives. • Reinforcement of strategic alliances to promote education, including the executive leadership program for senior managers in collaboration with ESADE Business School (Barcelona) and the University of Georgetown's McDonough School of Business (Washington, D.C.) • Since 2013, 77 Grifols employees have graduated and 68 are in the process of earning a degree thanks to the collaboration with Southern New Hampshire University's College for America program.
5 GENDER EQUALITY	• 31% of Board of Directors are women, exceeding CNMV recommendations. • 15% increase in female staff compared to previous year. • Increase in female representation in all professional categories, especially in the areas of top management (11.2%), senior management (11.3%) and professional staff (27.9%). • 98% of female employees have permanent contracts and 91% work full-time. • Launch in U.S. of the North America Bioscience Commercial Women's Leadership Initiative (WLI) to support women's career trajectories. WLI included 350 members in 2019. • Design of plans to increase employment of women and members of minority groups (+10.5%), with 106 concrete measures in place. • Gender pay gap is 2.2% in the U.S. and 5.1% in Spain. Significant strides made in identifying the root causes of the salary gap and creation of action plan.
10 REDUCED INEQUALITIES	• Community investments of nearly EUR 40 million. • Donation of more than 31 million IU of clotting factors and a commitment to donate 200 million by 2021. • In 2019, an increase in social outreach programs in communities where Grifols plasma centers are located and implementation of more than 3,400 initiatives, an increase of 25%. • More than 2,400 employees in Grifols plasma donation centers took part in non-profit and fundraising activities. • Donation of EUR 5 million to the Probitas Foundation to promote the healthy development of children and young people at risk of social exclusion, emphasizing their physical, mental and emotional well-being and providing one meal per day.
16 PEACE, JUSTICE AND STRONG INSTITUTIONS	• No known cases of corruption. • Increase in communication and development activities related to anti-corruption, reaching 89% of at-risk employees. • Reinforcement of transparency: disclosure of transfer of value in Europe and the United States (in accordance with the EFPIA Disclosure Code and U.S. Open Payments Program) and contributions made in the U.S. according to LDA stipulations. • Member of the European Union's Lobby Transparency Register

The full report on Grifols' contributions to SDGs is available on www.grifols.com

For more information about Grifols' contributions to each goal, see Annex III in chapter 9 "About this report"

21 2019 CONSOLIDATED DIRECTORS’ REPORT   I   1 ABOUT GRIFOLS   I   OUR SUSTAINABLE BUSINESS MODEL w A BUSINESS MODEL BASED ON VERTICAL INTEGRATION GRIFOLS’ VERTICALLY INTEGRATED BUSINESS MODEL GUARANTEES MAXIMUM QUALITY AND CONTROL AT EVERY STAGE OF THE VALUE CHAIN OF ITS FOUR DIVISIONS V PATIENTS AND DONORS WE PUT DONORS AND PATIENTS AT THE CENTER OF OUR VALUE CHAIN WE TRANSFORM DONORS’ GENEROSITY INTO LIFE-SAVING TREATMENTS FOR PATIENTS AROUND THE WORLD

22 2019 CONSOLIDATED DIRECTORS' REPORT | 1 ABOUT GRIFOLS | OUR SUSTAINABLE BUSINESS MODEL GRIFOLS

A BUSINESS MODEL FOCUSED ON SUSTAINABLE VALUE CREATION

GRIFOLS' VALUE CREATION IS REFLECTED IN ITS FOUR MAIN DIVISIONS AND ITS ONGOING PURSUIT TO OFFER CROSS-CUTTING SERVICES THAT BOLSTER THE ORGANIZATION AND GENERATE NEW OPPORTUNITIES.

FOUR DIVISIONS

BIOSCIENCE

Leaders in the production of plasma-derived medicines

78% OF REVENUES

DIAGNOSTIC

Leaders in cutting-edge diagnostic solutions to analyze blood and plasma, including the development and production of reagents and medical devices

14% OF REVENUES

HOSPITAL

Pharmaceutical specialty products for hospital use and innovative technology, software and service solutions to optimize hospital pharmacy operations.

3% OF REVENUES

BIO SUPPLIES

Biological products for non-therapeutic use

5% OF REVENUES

GRIFOLS ENGINEERING

Since its origins, Grifols has focused its efforts on in-house engineering as a lever to innovate and continuously improve its industrial productivity. Grifols Engineering is dedicated to designing and constructing specialty machinery, as well as providing specialized engineering solutions to optimize biotech processes and manufacturing systems.

GRIFOLS TRAVEL AGENCY

As an international company with a strong U.S. presence and subsidiaries in 30 countries, Grifols decided to establish its own travel agency – Grifols Viajes – in order to better manage the global mobility of its workforce. Grifols Viajes offers Grifols' employees the flexibility they need to plan their trips and optimize work-life balance. The agency also coordinates corporate events, conferences and other internal meetings.

23 2019 CONSOLIDATED DIRECTORS’ REPORT   I   1 ABOUT GRIFOLS   I   OUR SUSTAINABLE BUSINESS MODEL w 2019 GRIFOLS’ SOCIOECONOMIC IMPACT GRIFOLS ESTIMATED THE SOCIO-ECONOMIC IMPACT OF ITS 2019 OPERATIONS IN TERMS OF WEALTH GENERATION AND JOB CREATION IN ITS CORE COUNTRIES OF OPERATION – UNITED STATES, SPAIN, GERMANY AND IRELAND. 2019 vs 2018 2019 vs 2018 GRIFOLS’ DIRECT ECONOMIC IMPACT AMOUNTS TO EUR 4.400 MILLION. ADDITIONALLY, GRIFOLS GENERATES AN INDIRECT AND INDUCED IMPACT OF EUR 4.100 MILLION 41% OF GRIFOLS’ IMPACT STEMS FROM ITS PLASMA CENTER NETWORK GRIFOLS GENERATES 148,000 JOBS IN TOTAL, INCLUDING 125,000 INDIRECT AND INDUCED JOBS 60% OF JOBS ARE LINKED TO GRIFOLS PLASMA CENTERS GRIFOLS GENERATES 5.4 JOBS FOR EVERY 1 JOB IT CREATES All results and methodology used are included in Chapter 9 “About this report” MAIN SOCIO-ECONOMIC IMPACTS Total economic impact M€ Impact of economic growth Total job creation Job creation growth 8,500 +15%148,000+15%

24 2019 CONSOLIDATED DIRECTORS’ REPORT   I   1 ABOUT GRIFOLS   I   OUR SUSTAINABLE BUSINESS MODEL of Grifols’ operations in the +17% vs 2018 Grifols generates 2.3 jobs +10% vs 2018 +8% vs 2018 in direct job creation every 1 job it creates SOCIO-ECONOMIC IMPACT IN SPAIN Economic impact M€ Multiplier effect 1,700x2.1 Spanish economy Job creation Multiplier effect 14,000x3.3 in the Spanish economy for SOCIO-ECONOMIC IMPACT IN THE UNITED STATES Economic impact M$ Multiplier effect 7,000x1.9 +5% vs 2018 of Grifols’ operations in the U.S economy 52% from plasma centers Job creation Multiplier effect 130,000x7.4 +13% vs 2018 Grifols generates 6.4 jobs in the U.S. economy for every 66% from plasma centers 1 job it creates

25 2019 CONSOLIDATED DIRECTORS’ REPORT   I   1 ABOUT GRIFOLS   I   OUR SUSTAINABLE BUSINESS MODEL of Grifols’ operations in the +33% vs 2018 in direct jobs Grifols generates 3.0 jobs in SOCIO-ECONOMIC IMPACT IN IRELAND Economic impact M€ Multiplier effect 185x2.2 Irish economy Job creation Multiplier effect 850 x4.0 the Irish economy for every 1 job it creates SOCIO-ECONOMIC IMPACT IN GERMANY Economic impact M€ Multiplier effect 365 x2.1 63% from plasma centers of Grifols’ operations in the German economy Job creation Multiplier effect 3,400 x2.5 77% from plasma centers Grifols generates 1.5 jobs in the German economy for every 1 job it creates

26 2019 CONSOLIDATED DIRECTORS' REPORT | 1 ABOUT GRIFOLS | OUR SUSTAINABLE BUSINESS MODEL GRIFOLS

OUR BUSINESS MODEL PROMOTES GLOBAL EXPANSION

AFTER CLOSING THE DEAL, GRIFOLS WILL BE THE SECOND-LARGEST SHAREHOLDER IN SHANGHAI RAAS

THE STRATEGIC ALLIANCE WITH SHANGHAI RAAS WILL BOOST THE PRODUCTION, SALE AND DEVELOPMENT OF PLASMA-DERIVED PRODUCTS AND TRANSFUSION DIAGNOSTIC SOLUTIONS IN CHINA IN COMPLIANCE WITH THE STRICTEST INTERNATIONAL QUALITY AND SAFETY STANDARDS

ENHANCED POSITION IN CHINA

In 2019, Grifols announced a strategic alliance with Shanghai RAAS, a leader in China's plasma derivatives sector, in alignment with its sustainable growth strategy and long-term vision. Through this agreement, Grifols will strengthen its international expansion and presence in the People's Republic of China, one of the markets with the greatest growth potential for plasma-derived products and transfusion diagnostic solutions.

China is currently Grifols' third-most important market in terms of sales. It is the company's largest market for albumin and the third most important market for the Diagnostic Division, with the highest sales volume of DG-Gel® cards and second-highest sales volume of Procleix® NAT Solutions.

Grifols will control a 26.2% stake in Shanghai RAAS's capital (economic and voting rights) after closing the deal. Grifols will be now the second-largest shareholder in Shanghai RAAS and will have three members on its Board of Directors, out of the nine members.

CHINA: A GROWTH MARKET FOR GRIFOLS

China represents 55% of the global albumin market[1], 10% of immunoglobulin[1] (IVIG) and 5% of plasma factor VIII[1].

China ranks 8th in the world in per capita consumption of albumin, with 325 grams per 1,000 population[1], significantly higher than the worldwide average of 173 grams per 1,000 population[1].The total volume of albumin in China expanded by 13.3% over 2012-2018[2].

Its per capita consumption of immunoglobulin is 20 grams per 1,000 population[1], lower than the worldwide average of 28.4 grams per 1,000 population[1]. This consumption has shown a cumulative growth of 10.4%[2] over 2013-2018.

China's plasma factor VIII market grew by 24.5% over 2013-2018[2],with per capita consumption of 0.2 IU per 1,000 population[1] lower than the global average of 1.9 IU per 1,000 population[1].

China currently has 249 operational plasma centers[3] that collected 8.41 million liters of plasma in 2018[4]. Shanghai RAAS owns 41 centers, which represent 16% of the total.

In 2018, China denoted a market of 14.9 million NAT blood-donor analyses[5] and EUR 200 million in in-vitro immunohematology tests[6].

1 Grifols Global Plasma Industry Database2017 (values).
2 Data sources: Institutes of Food and Drug Control.
3 Source: Report released by listed manufacturers. Updated on October 28, 2019.
4 Sources: Annual report released by listed manufacturers; PPTA; National Health Committee (NHC).
5 Source: National Health Committee (NHC).
6 Source: InterChina Survey 2017.

27 2019 CONSOLIDATED DIRECTORS’ REPORT   I   1 ABOUT GRIFOLS   I   OUR SUSTAINABLE BUSINESS MODEL FOR 35 YEARS GRIFOLS HAS BEEN PROGRESSIVELY STRENGTHENING ITS PRESENCE IN CHINA, CURRENTLY THE COMPANY’S THIRD-LARGEST MARKET IN SALES Plasma-derived type of products Provinces with plasma centers Workforce Registered products 53 28 11 Number of facilities 11 5 Bioscience 23 Diagnostic Plasma centers 4 41 GRIFOLS IN CHINA SHANGHAI RAAS

28 2019 CONSOLIDATED DIRECTORS’ REPORT   I   1 ABOUT GRIFOLS   I   GRIFOLS AROUND THE WORLD GRIFOLS AROUND WORLD THE Global headquarters Plasma center network in the U.S. 1 Manufacturing plants GRIFOLS OPERATES THE LARGEST NETWORK OF PLASMA CENTERS IN THE WORLD, WITH 295 CENTERS 252 15 R+D+i centers 9 Bioscience Division Centers Emeryville Los Angeles San Diego Denver Raleigh-Durham Clayton Memphis 5 Diagnostic Division Centers Plasma center network in Europe (Germany) 8 Hospital Division Centers 43 M€ U.S. and Canada Brazil 3 Bio Supplies Division Centers 3,391 66.5% of revenues 2

29 2019 CONSOLIDATED DIRECTORS’ REPORT   I   1 ABOUT GRIFOLS   I   GRIFOLS AROUND THE WORLD GRIFOLS’ GLOBAL SCOPE INCLUDES OPERATIONS IN MORE THAN 100 COUNTRIES, SUBSIDIARIES IN 30 COUNTRIES AND MANUFACTURING PLANTS IN 7 COUNTRIES Leipzig San Sebastián Barcelona M€ M€ European Union ROW 857 16.8% of revenues 851 16.7% of revenues Melbourne Zaragoza Murcia Bilbao Dublin Düdingen

30 2019 CONSOLIDATED DIRECTORS’ REPORT   I   1 ABOUT GRIFOLS   I   FUTURE STRATEGY FUTURE STRATEGY Sustainable growth that ensures long-term corporate success is the cornerstone of Grifols’ strategy for the future. Grounded in a solid corporate governance structure, the group aspires to turn risks into opportunities by effectively addressing core challenges – societal, environmental and climate change issues, among them – at all organizational levels. Grifols has pursued a strategy of long-term sustainability since its establishment. For more than 100 years, the group has been at the forefront of innovation and initiatives to enhance the ethical, technical and safety standards of plasma-derived medicines, blood transfusions and healthcare solutions. Given the multifaceted, transversal approach that these global challenges require, “One Grifols” highlights our core values and efforts to continue our long-term sustainable future.

31 2019 CONSOLIDATED DIRECTORS’ REPORT   I   1 ABOUT GRIFOLS   I   FUTURE STRATEGY CORPORATE GOVERNANCE, SOCIAL, ENVIRONMENTAL AND CLIMATE CHANGE CUSTOMER CENTRICITY BUSINESS OPTIMIZATION INNOVATION Enhance organization-wide focus on meeting and exceeding customer needs to build sustainable competitive advantage Identify opportunities to improve productivity and optimize value Enhance portfolio of differential products through in-house and investee projects EXPANSION TALENT PROMOTION TRANSFORMATION Accelerate global expansion through a strategic focus on high-growth markets like China Strengthen HR policy focused on recruiting and retaining the best talent Build digital capabilities to deliver better outcomes “ONE GRIFOLS” SUSTAINABLE GROWTH

2 SUSTAINABLE GROWTH SINCE 1909, GENERATING VALUE, EMPLOYMENT, INNOVATION AND PRODUCTIVE INVESTMENTS WITH A LONG-TERM VISION

THE EXECUTION OF OUR STRATEGIC PRIORITIES AND A RESPONSIBLE OPERATION FAVORS OUR ECONOMIC PERFORMANCE, GENERATING GROWTH AND PROFITABILITY Record revenues 5,099 Investment efforts 661 R+D+i and CAPEX M€ M€ Successful Refinancing 5,800 M€

34 2019 CONSOLIDATED DIRECTORS’ REPORT   I   2 SUSTAINABLE GROWTH I   A COMPANY COMMITTED TO SUSTAINABLE GROWTH A COMPANY COMMITTED TO SUSTAINABLE GROWTH Grifols closed the 2019 financial year with record high revenues of EUR 5,099 million, a growth of 13.6% and 9.2% cc1. The company’s long-term sustainable strategy led to growth in all of its divisions and geographic regions where it operates. Diagnostic Division sales grew by 4.5% (1.1% cc) to EUR 734 million. The transfusion medicine line recorded higher sales, with NAT donor-screening solutions and recombinant proteins leading growth. The Hospital Division expanded by 12.5% (12.1% cc) to EUR 134 million, with growth in all business lines. The Bio Supplies Division achieved EUR 267 million in revenues, growing by 59.6% (54.1% cc). In 2019, Grifols continued to promote innovation and productive investments as key drivers of its long-term, sustainable growth. Net R+D+i investments increased by 12.1% to EUR 329 million, including internal, external and investee-led projects. Grifols also advanced in its capital investments plan, allocating a total of EUR 332 million to expedite the expansion of the Bioscience Division’s production capacity and the growth of the other divisions. RECORD REVENUE OF 5,099 MILLION EUROS (+13.6%) AS A RESULT OF THE SUSTAINABLE GROWTH STRATEGY Over the last years, the company’s strategic investments to increase its access to plasma, as well as efforts to boost its sales activities and operations, all contributed to the group’s solid performance. The company attained higher operating margins throughout the fiscal year. As of December 31, the gross margin was 45.9% (45.7% in 2018), driven by solid demand of the main plasma proteins, enhanced production efficiencies and a stable cost of plasma. The underlying gross margin2 was 47.4% (46.4% in 2018). Meanwhile, the reported EBITDA increased by 17.3% to EUR 1,434 million, denoting a 28.1% margin (27.3% in 2018). The underlying EBITDA margin represents 28.6% of revenues (27.7% in 2018). The company grew by 4.8% in 2019, achieving EUR 625 million in net profits. The Bioscience Division continued to serve as Grifols’ main engine for growth. The division increased revenues by 13.6% (8.9% cc) to EUR 3,994 million. Sales of immunoglobulins (including specialty immunoglobulins), were especially strong, growing by double digits, particularly in the United States. Also noteworthy was the recovery of albumin sales in China following the renewal of certain licenses and the upward trend in alpha-1 antitrypsin sales. THE BIOSCIENCE DIVISION LEADS THE GROWTH WITH ABOUT 4,000 MILLION EUROS OF REVENUE GROWTH IN ALL DIVISIONS AND GEOGRAPHICAL REGIONS (1) Operative or constant currency (cc) excludes exchange rate variations over the year. (2) Excludes the impact of third-party plasma sales by Haema and Biotest.

35 2019 CONSOLIDATED DIRECTORS' REPORT I 2 SUSTAINABLE GROWTH I A COMPANY COMMITTED TO SUSTAINABLE GROWTH GRIFOLS

In millions of euros except % and EPS	2019	2018	% Var
NET REVENUES	5,098.7	4,486.7	13.6%
EBITDA UNDERLYING[1]	1,406.9	1,218.4	15.5%
% Net revenues	28.6%	27.7%	
EBITDA REPORTED	1,433.8	1,222.7	17.3%
% Net revenues	28.1%	27.3%	
GROUP PROFIT	625.1	596.6	4.8%
% Net revenues	12.3%	13.3%	
ADJUSTED[2] GROUP PROFIT	718.3	680.5	5.6%
% Net revenues	14.1%	15.2%	

CAPEX	332.2	252.2	31.7%
R+D NET INVESTMENT	329.0	291.4	12.9%
EARNINGS PER SHARE (EPS) REPORTED	0.91	0.87	4.8%

	December 2019	December 2018	% Var
TOTAL ASSETS	15,542.6	12,477.0	24.6%
TOTAL EQUITY	6,845.8	4,696.6	45.8%
CASH & CASH EQUIVALENTS	742.0	1,033.8	(28.2%)
LEVERAGE RATIO	4.17/(4.14cc)[3]	4.32/(4.19cc)[3]	

(1) Excludes the impact of plasma sold to third parties from Haema and Biotest.
(2) Excludes non-recurring items and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing, amortization of intangible assets related to acquisitions, assets reassessment and IFRS 16.
(3) Constant currency (cc) excludes exchange rate fluctuations over the period.

INCREASED PROFITABILITY

Underlying EBITDA margin

28.6%

Underlying gross margin

47.4%

A SOLID MANAGEMENT

Net profit M€

625

+4.8%

EBITDA reported

1,434

+17.3%

ENHANCED INVESTMENT EFFORTS

R+D+I and capital investments M€

622

Net leverage ratio reduction

4.17x

REVENUE GROWTH IN ALL REGIONS

U.S.

14%

EU

7%

ROW

19.5%

REVENUE GROWTH IN ALL DIVISIONS

Bioscience

+13.6%

Diagnostic

+4.5%

Hospital

+12.5%

Bio Supplies

+59.6%

36 2019 CONSOLIDATED DIRECTORS' REPORT | 2 SUSTAINABLE GROWTH | A COMPANY COMMITTED TO SUSTAINABLE GROWTH GRIFOLS

THE BIOSCIENCE DIVISION LEADS GROWTH

SOLID DEMAND OF MAIN PLASMA PROTEINS

Revenues	M€
3,994	

growth
+13.6% / +8.9% cc



The Bioscience Division achieved record sales of EUR 3,994 million in 2019. Revenue growth stemmed from strategic investments and efforts in recent years to increase the company's access to plasma and successfully meet the rising demand of the main plasma proteins.

Demand for immunoglobulin remains strong in all regions, especially in the U.S. and main European Union (EU) markets. These markets, in addition to using immunoglobulins to treat primary immunodeficiencies, also utilize them to treat secondary immunodeficiencies and neurological diseases like chronic inflammatory demyelinating polyneuropathy (CIPD). Sales of this plasma protein recorded double-digit growth in 2019.

Albumin sales recovered throughout the year, particularly in the second half. Double-digit growth was the result of strong demand in China, the U.S. and various EU countries. The Chinese market currently leads sales for the plasma protein and continues to hold great growth potential.

Alpha-1 antitrypsin revenues continue to grow. Market penetration of this plasma protein grew in the U.S. and main EU markets thanks to effective sales strategies and an upsurge in the number of diagnosed patients. Grifols continues its efforts to boost the rate of diagnosis of alpha-1 antitrypsin deficiency by developing innovative solutions like AlphaKit™ (blood test) and AlphaID™ (bucal swab).

The sales trend of factor VIII moderated its decline in the last quarter of 2019. In the new market scenario FVIII/VWF concentrates still play a key role to prevent and treat bleeds, and for the prevention and eradication of inhibitors.

The company's commitment to ensure product availability for all patients and the efforts to position factor VIII products in the new competitive landscape led to a stabilization in our sales volume

Grifols continues to promote its specialty proteins to enhance its differential product portfolio. Strong sales of specialty hyperimmunoglobulin, most notably the new formulation of its anti-rabies immunoglobulin (HyperRAB®), contributed to the division's revenue growth.

37 2019 CONSOLIDATED DIRECTORS' REPORT | 2 SUSTAINABLE GROWTH | A COMPANY COMMITTED TO SUSTAINABLE GROWTH GRIFOLS

U.S. LAUNCH OF SUBCUTANEOUS IMMUNOGLOBULIN XEMBIFY®

The company remains committed to continuously developing new formulations and indications of its therapies to meet the growing needs of patients worldwide. In July 2019, Grifols received FDA approval for Xembify®, a 20% subcutaneous immunoglobulin that broadens its portfolio of products to treat primary immunodeficiencies. The company launched Xembify® in the U.S. in the last quarter of 2019 and is currently working with global health authorities to obtain approval in Canada, Europe and other global markets.

GRIFOLS' FIRST PLASMA-PROTEIN-BASED BIOSURGERY SOLUTION

Vistaseal™ is a fibrin sealant developed by Grifols to control surgical bleeding and distributed by Ethicon as part of a strategic global alliance. Vistaseal™ reflects Grifols' ongoing efforts to expand its product portfolio of plasma proteins. Vistaseal™ combines fibrinogen and thrombin and is administered with Ethicon's airless spray device technology. The biological components of Vistaseal™ are manufactured in Grifols' industrial complex in Barcelona (Spain) in a designated plant with a production capacity of 30,000 kits.

FDA APPROVES HyperRAB® 3ml IN THE U.S.

The new 3ml HyperRAB presentation was approved by the FDA in November 2019. HyperRAB® is a hyperimmune immunoglobulin twice as potent as the existing treatment alternatives in the market for patients affected by the rabies virus. It is currently used in 9 out of 10 U.S. hospitals. With the approval of this new presentation Grifols expands its HyperRAB® portfolio, which currently includes 1 ml and 5 ml options.


Bioscience
Bioscience

38 2019 CONSOLIDATED DIRECTORS' REPORT | 2 SUSTAINABLE GROWTH | A COMPANY COMMITTED TO SUSTAINABLE GROWTH GRIFOLS

THE DIAGNOSTIC DIVISION CONTINUES TO GROW

TRANSFUSION MEDICINE DRIVES THE DIVISION'S GROWTH

Revenues M€

734

growth

+4.5% / +1.1% cc



Grifols is the worldwide leader in transfusion diagnostics, the division's main engine for growth in 2019. This business area includes NAT donor-screening diagnostics (Procleix® NAT Solutions), blood-typing solutions and the manufacture of recombinant antigens for immunoassays.

Sales of NAT donor-screening solutions remained stable due to an increase in plasma donations and greater market penetration in EMEA and Japan. Over the last 12 months, the division continued to consolidate its global-expansion strategy, opening up new markets for its NAT-technology solutions in Malta, Hungary, Slovakia, Bulgaria, Peru, Panama and Ecuador. The company also broadened its product portfolio by incorporating new FDA-approved reagents to detect babesiosis. After obtaining the CE mark, the division will launch its innovative Procleix® Panther® with ART (Automated Ready Technology), designed to improve workflow efficiencies in laboratories.

Sales of the blood-typing line grew by double digits. The product portfolio includes analyzers (Wadiana®, Erytra® and Erytra Eflexys®), gel cards (DG-Gel®) and reagents. Sales were especially strong in China, a market with significant growth potential; the U.S., the main market for this product line thanks to a solid sales strategy and successful strategic investments; Latin America, and specific markets in Asia and Europe. Grifols also reinforced its presence in Africa with the installation of the first Erytra Eflexis® in Tunisia.

Grifols continues its efforts to consolidate its line of recombinant proteins for immunoassays. The agreement with PCL will further consolidate this business line.

Sales of blood-extraction bags grew significantly, a segment that will expand following the start-up of operations in the new Brazil plant.

Revenues of specialty diagnostics remain stable, with sales expected to grow with the gradual expansion of the clinical diagnostics portfolio. As such, it is important to highlight the FDA approvals of QNext®, a coagulometer developed in-house (DG®-PT, thromboplastin), and one of the main reagents to promote hemostasis. With this latter approval, Grifols became the first company in more than 15 years to earn authorization in the U.S. market to sell instruments and reagents for routine hemostasis testing.

The company remains focused on developing new diagnostic tests for personalized medicine through Progenika Biopharma. In 2019, the company obtained the CE mark and marketing approval in Canada and Australia for new references in the Promonitor series: Promonitor® UTK and Promonitor® ANTI-UTK. These tests permit treatment monitoring using the biological drug ustekinumab by determining its levels in the blood (Promonitor® UTK) and anti-ustekinumab antibody levels (Promonitor® ANTI-UTK).

39 2019 CONSOLIDATED DIRECTORS’ REPORT   I   2 SUSTAINABLE GROWTH I   A COMPANY COMMITTED TO SUSTAINABLE GROWTH PRODUCTION OF BLOOD BAGS COMMENCES IN NEW BRAZIL PLANT The new plant in Campo Largo (Brazil) dedicated to the manufacturing of blood-collection bags has a initial production capacity of 2 million units expandable to 4 million units. The plant’s production output will initially serve the Brazilian market, although Grifols plans on reinforcing its presence in other Latin American markets over the next two years as it obtains the necessary regulatory approvals. GRIFOLS DEVELOPS A NEW TEST TO DETECT ALPHA-1 ANTITRYPSIN DEFICIENCY The new free AlphaID™ buccal test makes it easier for doctors to diagnose alpha-1 antitrypsin deficiency (AADT), the most common genetic expression of chronic obstructive pulmonary disease (COPD). An estimated 90% of people with alpha-1 deficiency remain undiagnosed. AlphaID™ is an innovative and convenient solution that contributes to an early diagnosis of this treatable disease. GRIFOLS CONTINUES TO PROMOTE THE SAFETY OF BLOOD SUPPLY: THE FDA APPROVES AN ASSAY TO DETECT THE BABESIA PARASITE Grifols received FDA approval for a new NAT-technology test to detect babesiosis, one of the infectious diseases most commonly transmitted via blood transfusions in the United States. The continuous development of new tests highlights Grifols’ commitment to the safety of blood supply.

40 2019 CONSOLIDATED DIRECTORS' REPORT | 2 SUSTAINABLE GROWTH | A COMPANY COMMITTED TO SUSTAINABLE GROWTH GRIFOLS

THE HOSPITAL DIVISION REINFORCES ITS GLOBAL EXPANSION

HOSPITAL PHARMACY SOLUTIONS AND INTRAVENOUS SALINE DRIVE GROWTH

Revenues M€

134

growth

+12.5% / +12.1% cc



Sales increased in 2019 across all of the division's business lines, especially the Pharmatech line in the U.S. This business line offers comprehensive solutions for operational pharmacy, including the inclusiv® product portfolio, which includes equipment, software and services to improve safety and quality in compounded sterile preparations. . With a double-digit upturn in sales, this line represents an important growth lever for the division, fueled by the MedKeeper® and Kiro Grifols® technology solutions.

Grifols is a leading supplier of technology and services for hospitals, clinics and specialized centers for the manufacture of medicines. The launch of its leading-edge system for automated compounding of intravenous treatments (KIRO Fill®) and software enhancements to the workflow platform for intravenous preparations (PharmacyKeeper) optimize hospital-pharmacy operations by affording greater accruacy and safety in the prepraration of intravenous (IV) medications. This advancement improves patient safety and reduces reliance on manual processes.

Sales of IV solutions grew as a result of U.S. demand for Grifols' physiological saline solution (manufactured in the Murcia, Spain plant) and its use in the company's network of plasma centers. Sales of the Nutrition and Medical Devices lines also increased, accompanied by an upturn in third-party manufacturing services.


Hospital
Hospital

GRIFOLS IMPROVES HOSPITAL PHARMACY OPERATIONS WITH THE NEW KIRO FILL® TECHNOLOGY AND ENHANCEMENTS IN PHARMACYKEEPER

Grifols is a leading supplier of technology and services for hospitals, clinics and specialized centers for the manufacture of medicines.

The launch of its leading-edge system for automated compounding of intravenous treatments (KIRO Fill®) and software enhancements to the workflow platform for intravenous preparations (PharmacyKeeper) optimize hospital-pharmacy operations by affording greater autonomy in the syringe-filling process of non-hazardous intravenous (IV) medications. This advancement improves patient safety and reduces reliance on manual processes.

41 2019 CONSOLIDATED DIRECTORS’ REPORT   I   2 SUSTAINABLE GROWTH I   A COMPANY COMMITTED TO SUSTAINABLE GROWTH w BIO SUPPLIES DIVISION This division primarily oversees the sale of biological products for non-therapeutic uses and third-party plasma sales channeled through Haema and Biotest, which represent EUR 180 million. SIGNIFICANT SALES INCREASE OF BIOLOGICAL PRODUCTS FOR NON-THERAPEUTIC USE Revenues M€ 267 growth +59.6% / +54.1% cc

42 2019 CONSOLIDATED DIRECTORS’ REPORT   I   2 SUSTAINABLE GROWTH I   A COMPANY COMMITTED TO SUSTAINABLE GROWTH NET REVENUE BY DIVISION Thousands of euros 12M 2019 % of Net Revenues 12M 2018 % of Net Revenues % Var % Var cc* Bioscience 3,993,462 78.3% 3,516,704 78.4% 13.6% 8.9% Diagnostic 733,604 14.4% 702,265 15.6% 4.5% 1.1% Hospital 134,441 2.6% 119,454 2.7% 12.5% 12.1% Bio supplies 266,540 5.2% 167,004 3.7% 59.6% 54.1% Others 22,820 0.5% 22,451 0.5% 1.6% (2.8%) Intersegments (52,176) (1.0%) (41,154) (0.9%) 26.8% 22.6% TOTAL 5,098,691 100.0% 4,486,724 100.0% 13.6% 9.2% NET REVENUE BY REGION Thousands of euros 12M 2019 % of Net Revenues 12M 2018 % of Net Revenues % Var % Var cc* U.S. + CANADA 3,390,811 66.5% 2,974,429 66.3% 14.0% 8.0% EU 856,662 16.8% 800,274 17.8% 7.0% 7.0% ROW 851,218 16.7% 712,021 15.9% 19.5% 16.8% TOTAL 5,098,691 100.0% 4,486,724 100.0% 13.6% 9.2% PHARMATECH, WHICH BRINGS TOGETHER SOLUTIONS FOR HOSPITAL PHARMACY, STRENGTHENS ITS POSITION IN THE U.S. SIGNIFICANT REVENUE GROWTH IN ALL REGIONS WHERE GRIFOLS OPERATES IMMUNOGLOBULIN SALES GROW BY DOUBLE DIGITS, THANKS TO THE U.S. AND VARIOUS EUROPEAN COUNTRIES NOTABLE ADVANCES OF THE BLOOD-TYPING LINE IN THE U.S., CHINA, LATIN AMERICA AND EUROPE

43 2019 CONSOLIDATED DIRECTORS' REPORT | 2 SUSTAINABLE GROWTH | A COMPANY COMMITTED TO SUSTAINABLE GROWTH GRIFOLS

REINFORCED BALANCE SHEET

GRIFOLS MAINTAINS HIGH AND SUSTAINABLE LEVELS OF OPERATING ACTIVITY AND CASH GENERATION THROUGH GROWTH, CLOSING OF CORPORATE TRANSACTIONS AND INCREASING R+D+i AND CAPITAL INVESTMENTS

Grifols' solid performance and positive cash flow trend helped reinforce the balance sheet. Consolidated assets as of December 31, 2019 totaled EUR 15,542.6 million (EUR 12,477.0 million in 2018). This variation is due primarily to the growth of the Bioscience Division including the strategic build-up of inventories, which expanded both organically and via corporate transactions, as well as capital expenditures and R+D+i investments.

OPTIMIZED MANAGEMENT OF WORKING CAPITAL

The optimization of working capital remains a priority to strengthen the company's financial position.

Inventory levels increased to EUR 2,342.6 million, with a turnover of 310 days compared to 292 days in December 2018 following the implementation of several initiatives to better anticipate and meet the solid demand for plasma-derived products.

The average collection period remains stable to 26 days (22 days in 2018). The average payment period is 60 days, a decrease from the 65-day period in 2018.

With regard to the group's Spanish subsidiaries, the average payment period to suppliers was 72.9 days, similar to last year's 72.6 days.

STRONG CASH-FLOW POSITION

Grifols' cash position was EUR 742 million (EUR 1,033.8 million in 2018) on December 31, 2019. The company maintained a high and sustainable operational cash-flow generation in the current context of growth, the closings of corporate transactions and higher R+D+i investments. The EUR 568.9 million reported in 2019 (EUR 737.4 million in 2018) enabled the company to increase its CAPEX investments to EUR 332.2 million (EUR 252.2 million in 2018) and net R+D+i investments to EUR 329.0 million (EUR 291.4 million in 2018). The company remains firmly committed to future growth and its long-term strategic vision.

EQUITY

The company's equity was EUR 6,845,768 thousands as of December 31, 2019. The share capital includes 426,129,798 common shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a nominal value of EUR 0.05 per share.

Grifols' ordinary shares (Class A) are listed on the Spanish Stock Market and form part of the Ibex-35, while its non-voting shares (Class B) are traded on both the Spanish Stock Exchange (GRF.P) and the U.S. NASDAQ exchange (GRFS) via ADRs (American Depositary Receipts).

In 2019, two dividend payments totaling EUR 238.7 million were distributed. In the second quarter of 2019, a second payment was made as a final dividend related to 2018 earnings. In December 2019, an interim dividend of EUR 136.8 million was paid based on 2019 earnings. Grifols remains committed to compensating its shareholders with dividend (pay-out of 40%).

44 2019 CONSOLIDATED DIRECTORS’ REPORT   I   2 SUSTAINABLE GROWTH I   A COMPANY COMMITTED TO SUSTAINABLE GROWTH w LIQUIDITY AND CAPITAL RESOURCES CASH FLOWS FROM INVESTMENT ACTIVITIES CASH FLOW FOR FINANCING ACTIVITIES Grifols meets its liquidity and capital requirements using resources generated from its operating activities and long-term external financing. As of December 31, 2019, Grifols’ cash position was EUR 742 million and its liquidity position was EUR 1,274 million. GRIFOLS PRIORITY STRATEGY IS FINANCIAL MANAGEMENT, INCLUDING DEBT OPTIMIZATION AND THE MAINTENANCE OF A ROBUST LIQUIDITY POSITION Cash flows from investment activities totaled EUR 548.8 million. The most important variations were due to the following operations: Cash flow for financing activities totaled EUR 332.3 million in 2019, primarily comprising dividend payouts of EUR 238.7 million. CASH FLOWS FROM OPERATING ACTIVITIES • Exercise of the call option on the remaining 51% of the capital of IBBI and its subsidiaries for USD 100 million. In 2016, Grifols acquired a minority stake of 49% in IBBI, although the agreement included a call option for the remaining 51%. Through this transaction, Grifols incorporated 35 FDA-approved centers (26 plasma centers and 9 blood donation centers) as well as an analytical laboratory. The main impacts are as follow: • In this regard, the increase in inventory levels had a EUR 323.7 million impact, the result of an uptick in the volume of plasma obtained to meet the growing demand of the main plasma proteins, especially immunoglobulin and albumin in countries such as the U.S. and China. Grifols manages its inventory levels to respond to patients’ current needs and expected growth. • Initial payment of USD 30 million under the collaboration and licensing agreement with the U.S. firm Rigel Pharmaceuticals for the exclusive marketing of its disodium phosphotaminib hexahydrate in Europe and Turkey, including all potential and future indications. • The average collection period was 26 days, very similar to the previous year (22 days in 2018), while the average payment period to suppliers fell from 65 days in 2018 to 60 days in 2019. • Capital investments (CAPEX) totaling EUR 332.4 million, mainly focused on new production facilities in the Bioscience Division. These include a new fractionation plant in Clayton; a new immunoglobulin purification plant in Clayton; a new albumin purification plant in Dublin; openings of new plasma centers; the expansion, renovation and relocation of existing centers; IT investments; and digitization.

45 2019 CONSOLIDATED DIRECTORS’ REPORT   I   2 SUSTAINABLE GROWTH I   A COMPANY COMMITTED TO SUSTAINABLE GROWTH CAPITAL RESOURCES AND CREDIT RATINGS The company progressively improved its debt-to-equity ratios in 2019, attaining a net debt leverage ratio of 4.17x in December 2019 compared to 4.78x at Q1 2019. in recent years. To this end, the company maintains sustainable operational levels and a solid operating cash generation. Cash generation reached EUR 568.9 million in 2019, allowing Grifols to carry out its planned investments and meet anticipated increases in demand. Excluding the impact of IFRS 16*, as of December 31, 2019, Grifols’ net financial debt totaled EUR 5,725 million, including EUR 742 million in cash. The company has EUR 532 million in undrawn lines of credit, increasing its liquidity position to EUR 1,274 million. Effective financial management remains a key SUCCESSFULLY CLOSE THE DEBT REFINANCING PROCESS AMOUNTING TO EUR 5,800 MILLION priority for Grifols in order to optimize and reduce its debt levels following its strategic investments Initiated on October 28, 2019, Grifols’ debt-refinancing process was concluded in record time on November 15 for EUR 5,800 million. Well-accepted by markets, the new financing includes Term Loan B (TLB) for USD 2,500 million and EUR 1,360 million, both aimed at institutional investors; the issue of two bonds for EUR 1,675 million (Senior Secured Notes); and extension of a multi-currency revolving credit facility (RCF) of up to USD 500 million. The debt-refinancing optimizes Grifols’ financial structure and significantly improves all financing conditions. It also provides greater flexibility on the terms of the covenants (cov-lite). *As of December 31, 2019, the impact from IFRS 16 on the amount of debt is EUR 741 million.

46 2019 CONSOLIDATED DIRECTORS' REPORT I 2 SUSTAINABLE GROWTH I A COMPANY COMMITTED TO SUSTAINABLE GROWTH GRIFOLS

GRIFOLS SUCCESSFULLY COMPLETES A NEW DEBT REFINANCING PROCESS AND RECONFIRMS INVESTORS' TRUST IN THE SUSTAINABLE GROWTH OF ITS BUSINESS MODEL

CLOSE TO EUR 5,800 MILLION REFINANCED

OPTIMIZED FINANCIAL STRUCTURE

NOTABLE IMPROVEMENTS IN TERMS:

AVERAGE COST OF DEBT IS 2.8%. REDUCTION OF 80 BASIS POINTS

AVERAGE MATURITY INCREASES TO MORE THAN 7 YEARS

EXCELLENT MARKET ACCEPTANCE

STRUCTURE	AMOUNT (in millions)		NEW CONDITIONS
	USD	EUROS	
Tranche B (TLB) – USD	2,500	2,227	Interest rate: LIBOR + 200 bps Maturity: 2027 Quasi-bullet
Tranche B (TLB) – EUR		1,360	Interest rate: Euribor + 225 bps Maturity: 2027 Quasi-bullet
Senior Secured Bonds – EUR			
Due 2025 (February 15, 2025)		905	Interest rate: 1.625%
Due 2027 (November 15, 2027)		770	Interest rate: 2.250%
Revolving Credit Facility (RCF)	500	445	Interest rate: LIBOR + 150 bps Maturity: 2025

RATING AGENCIES MAINTAIN THEIR CREDIT RATINGS AND PERSPECTIVES FOLLOWING THIS REFINANCING

Current credit ratings are as follows

	Moody's	Standard & Poor's
Corporate rating	Ba3	BB
Senior secured debt	Ba2	BB+
Senior unsecured debt	B2	B+
Outlook	Stable	Stable

47 2019 CONSOLIDATED DIRECTORS’ REPORT   I   2 SUSTAINABLE GROWTH I   CAPEX AND INDUSTRIAL ACTIVITY CAPEX AND INDUSTRIAL ACTIVITY In 2019, Grifols intensified its capital expenditures to expand and enhance its divisions’ production facilities. The company allocated EUR 332.2 million to CAPEX in 2019, a 31.7% increase over the EUR 252.2 million invested in 2018. Within the framework of its long-term sustainable growth strategy, the company announced plans to invest EUR 1,400 million over 2018-2022. Investments highlights in 2019 include the following: HOSPITAL DIVISION EXPANSION OF INTRAVENOUS SOLUTIONS PRODUCTION This division’s capital investments are focused on increasing capacity and productivity of its intravenous solutions, manufactured in its industrial complexes in Barcelona and Murcia. These improvements will enable the division to meet expected growth in this product segment, as outlined in its internationalization plan. DIAGNOSTIC DIVISION The San Diego (California, U.S.) installations were renovated to boost production of the NAT product line. The Brazil plant, dedicated to the collection, separation, storage and production of transfusion bags for blood components, has become operational. The installation has a production capacity of 2 million units per year, scalable to 4 million units. BIOSCIENCE DIVISION LARGER CAPACITY FOR PROTEIN FRACTIONATION AND PURIFICATION Construction of a new plasma fractionation plant on the North Carolina (U.S.) complex continued as planned. With a fractionation capacity of 6 million liters per year, the plant will allow the complex to double its current capacity. Expected to be operational by 2021, it will include the installation of two parallel plasma fractionation and grouping lines to maximize flexibility and efficiency. Construction also continues on the world’s first purification, dosing and sterile filling plant of immunoglobulins in flexible bags. The plant will have an annual production capacity of 6 million equivalent liters of plasma and is expected to be operational in 2022. The construction of a new albumin purification, dosing and sterile filling plant in Dublin (Ireland) continues according to plan. The plant will have an annual production capacity of 6 million equivalent liters of plasma and incorporate state-of-the-art filling technology. In 2019 the installation of the first filling line of albumin out of the two planned was completed. Expansion of the fibrin and topical thrombin sealant production plant is underway at the Barcelona industrial complex. Upon completion of the new purification and dosing installations, this extension will increase production capacity to 3.3 million equivalent liters of plasma equivalent and also include a packaging and finishing plant. INVESTMENT TO INCREASE ACCESS TO PLASMA As of December 31, 2019, Grifols operated the largest plasma center network in the world, with 295 centers. Thanks to its capital investments, the company increased its capacity to 45,000 average daily donations and total volume of plasma obtained for fractionation to nearly 13,5 million liters. This volume represents a 12.5% increase compared to 2018.

48 2019 CONSOLIDATED DIRECTORS' REPORT | 2 SUSTAINABLE GROWTH | ACQUISITIONS AND CORPORATE TRANSACTIONS GRIFOLS

ACQUISITIONS AND CORPORATE TRANSACTIONS

STRATEGIC ALLIANCE AGREEMENT WITH SHANGHAI RAAS

In 2019, Grifols and Shanghai RAAS announced a strategic alliance agreement to manufacture, market and develop plasma products and transfusion diagnostic solutions in China in compliance with international quality and safety standards.

Grifols will be the second-largest shareholder in Shanghai RAAS, with a 26.2% stake (economic and voting rights) in exchange for the non-majority share (40% voting rights and 45% economic rights) in Grifols Diagnostics Solutions (GDS), a 100% Grifols subsidiary.

This transaction will represent the first share swap made in China with shares of a foreign company (GDS) and a non-state-controlled Chinese listed company.

Over the past 35 years, Grifols has progressively built its presence in China, which is currently its third-largest sales market. Grifols has operated in the Chinese market since the 1980s. In 2019, the company had 28 registered products: five (5) Bioscience Division products and 23 from the Diagnostic Division, eight (8) of which are NAT donor-screening solutions and 15 blood-typing products. Grifols plans on expanding its portfolio of registered products in the coming years.

At present, China leads sales of albumin and is third in sales for the Diagnostic Division, as it is the country with the highest sales for gel cards (DG-Gel®) and second in sales for NAT technology solutions (Procleix® NAT Solutions).

For Grifols, this transaction will represent a singular opportunity to continue its global expansion and bolster its position in China, one of the markets with the highest growth potential for plasma products and transfusion diagnostics.

COLLABORATION AND LICENSE AGREEMENT WITH RIGEL PHARMACEUTICALS

In January 2019, Grifols signed an exclusive license agreement with the U.S.-based biotechnology company Rigel Pharmaceuticals to commercialize fostamatinib in all potential future indications in Europe and Turkey. This drug is used as a second line of treatment for chronic immune thrombocytopenia (ITP).

In January 2020, Rigel Pharmaceuticals received market approval from the European Commission for TAVLESSE® (fostamatinib). The market launch of this product, expected in the second quarter of 2020, reinforces Grifols' sales strategy and reflects its commitment to enhance its product portfolio for patients and offer more therapeutic options for healthcare professionals.

INTERSTATE BLOOD BANK INC.

In the second quarter of 2019, Grifols exercised its call option on the remaining 51% capital of Interstate Blood Bank Inc (IBBI) and its subsidiaries for USD 100 million. Grifols had controlled a 49% stake since 2016.

This operation forms part of Grifols' strategic plan to expand and diversify its access to plasma. Through this transaction, Grifols incorporated 35 FDA-approved centers (26 plasma centers and 9 blood donation centers), as well as an analytical laboratory.

AGREEMENT WITH SOLUDIA MAGHREB

In the third quarter of the year, Grifols signed an agreement with Soludia Maghreb, a provider of hemodialysis solutions headquartered in Morocco, to build a new manufacturing plant in the country. The initiative represents Grifols' first industrial project on the African continent.

49 2019 CONSOLIDATED DIRECTORS’ REPORT   I   2 SUSTAINABLE GROWTH I   ADDITIONAL INFORMATION ADDITIONAL INFORMATION w TREASURY STOCK w FORESEEABLE DEVELOPMENTS OF THE GROUP w ANNUAL CORPORATE GOVERNANCE REPORT The Grifols 2019 Annual Corporate Governance Report forms part of the Consolidated Directors’ Report. It is available on Grifols’ corporate website and the Comisión Nacional del Mercado de Valores (Spanish Stock Exchange Commission) website from the date of publication of Grifols’ consolidated financial statements. The company is committed to a path of sustainable growth. The cornerstones of its five-year strategic plan are innovation, to continue developing a differential product portfolio; enhanced customer centricity, to successfully address the evolving needs of global healthcare professionals and patients; continued global expansion, especially in the U.S. as a key market and emerging markets like China; corporate growth, via organic growth and corporate transactions amid in an increasingly competitive market; a robust human resources strategy focused on talent development and on-going training; and promotion of the “One Grifols” philosophy to cultivate the continuous quest for knowledge and innovation through value-creating activities and transversal teams. The operations carried out with treasury stock during fiscal year 2019 are described in the consolidated annual accounts. In 2019, Raimon Grífols Roura and Víctor Grífols Deu concluded their third year as co-CEOs, building on the track record of solid growth and consolidation as a diversified and profitable firm. w SUBSEQUENT EVENTS No subsequent events relevant to 2019 end of the year. The management carried out during the year has been recognized by Forbes magazine. Víctor and Raimon Grífols have been included in position 22 of the raking of “50 Best CEOs” of 2019 that this publication released annually. Grifols continues its roadmap to drive, explore and leverage its wealth of collective knowledge and innovative spirit to continue improving patient care and further support healthcare professionals. To reach this overriding objective, the company centers its efforts on business optimization, globalization, innovation, digitalization, talent development, and outstanding customer service. VICTOR AND RAIMON GRIFOLS INCLUDED IN THE RANKING OF FORBES “50 BEST CEOs” FOR THE MANAGEMENT CARRIED OUT IN 2019

50 2019 CONSOLIDATED DIRECTORS’ REPORT   I   2 SUSTAINABLE GROWTH I   TAXES IN 2019: CONTRIBUTIONS, PRINCIPLES AND GOOD PRACTICES TAXES: CONTRIBUTIONS, PRINCIPLES AND GOOD PRACTICES w TAX CONTRIBUTIONS w PUBLIC GRANTS Grifols upholds its commitment to contributing toward economic, social and industrial development through rigorous compliance with the tax laws in force in each jurisdiction and in line with OECD Guidelines for Multinational Enterprises. Grifols is taxed on the profits generated in the territories where it operates. Spain and the United States generate approximately 70% of the group’s global revenues and the main industrial and R+D+i complexes are mainly located in these countries. Grants received in Spain correspond mainly to employee-training initiatives. Thousands of euros Subsidies Spain 377 United States 1,103 Its diverse operations generate direct and collected taxes, which are paid to tax authorities. Rest of the world 379 The group’s tax strategy is guided by ethical principles which are reflected in its contributions. CONTRIBUTION BY GEOGRAPHIC AREA Thousands of euros Profit * Taxes paid ** Spain 29.7 3.1 United States 438.0 98.4 Ireland 74.3 10.0 Rest of the world 33.2 11.1 * After-tax profits in 2019 excluding dividends and impairments. ** Net tax payable related to fiscal year 2019. In Spain, EUR 17.6 million was collected in the 2019 fiscal year as a result of anticipated tax payments above the net tax payable corresponding to previous years.

51 2019 CONSOLIDATED DIRECTORS’ REPORT   I   2 SUSTAINABLE GROWTH I   TAXES IN 2019: CONTRIBUTIONS, PRINCIPLES AND GOOD PRACTICES w GRIFOLS’ FISCAL POLICY • For Grifols, tax compliance is a core element of its Corporate Social Responsibility policy, as well as a pillar of its economic contribution and social commitment. The payment of required taxes fully aligns with the economic activities in all jurisdictions where the Group operates. • Grifols’ tax policy is guided by a reasonable and prudent interpretation of the tax regulations in force in each jurisdiction. • Grifols fosters a cooperative and fluid relationship with tax authorities based on respect for the law, trust, good faith, reciprocity and cooperation. GRIFOLS ADHERED TO THE GOOD TAX PRACTICES CODE • The company consults with reputable independent tax advisors before making business decisions that could have a tax impact. • Grifols collaborates with the competent tax authorities to seek solutions to achieve certainty and stability in the fiscal criteria to be applied by the administration and to give priority to non-litigious dispute resolution channels. • Grifols has no operations in territories qualified as tax havens. Its commercial operations with third parties based in such territories, or any others, are carried out as part of its ordinary industrial or commercial activity. • Grifols follows a transfer pricing policy for all GRIFOLS HAS NO PRESENCE IN TERRITORIES CLASSIFIED AS TAX HAVENS. ALL ITS OPERATIONS ARE REPORTED IN ITS ORDINARY INDUSTRIAL AND COMMERCIAL ACTIVITY operations with related parties that aligns with the principles of the main competent international organizations. This policy is reviewed on an annual basis. • In alignment with its commitment to transparency, Grifols does its utmost to provide complete information and documentation requested by tax administrations in the shortest timeframe possible. • In line with international taxation principles and recommendations by the OECD Committee on Tax Matters, Grifols rejects artificially shifting results to such territories or taking advantage of the information opacity that these territories may offer. Transparency in tax-related matters is a cornerstone of Grifols’ tax policy. • Grifols understands and supports tax contributions that adequately correlate with the structure and location of its activities, resources, human resources, and materials and business risks assumed. • On October 26, 2018, the Board of Directors of Grifols adhered to the Code of Good Tax Practices. • Grifols does not use artificial structures unrelated to its activity to reduce the tax burden or for profit-shifting. • Grifols’ system of internal information and control procedures significantly mitigates fiscal risk which allows to manage tax matters in an orderly and expert manner. .

52 2019 CONSOLIDATED DIRECTORS’ REPORT   I   2 SUSTAINABLE GROWTH I   OUR COMPETITIVE ADVANTAGES OUR COMPETITIVE ADVANTAGES 1 LEVERAGE SYNERGIES ACROSS DIVISIONS A LEADER IN PROMOTING COMPLEMENTARY PRODUCTS AND SERVICES Over the years, Grifols has been an industry reference for its capacity to successfully leverage synergies among its divisions’ products and services. Keenly aware of the potential of its global workforce, the company has progressively promoted cross-functional work teams that collaborate to identify needs and promote new initiatives. This forward-thinking strategy has paved the way for a number of high-impact projects. Development of diagnostic solutions to better identify and treat conditions that benefit from plasma products Ensuring self-sufficiency of physiological saline and anticoagulant The infusion of physiological saline post-donation is an additional preventative measure that Grifols has adopted to help replace fluids and restore circulatory volume in plasma donors. In the U.S., demand for this type of serum continues to rise. With the aim of achieving self-sufficiency, Grifols worked to obtain FDA approval for its physiological saline manufactured in its Murcia plant. At present, the company is able to serve its own network of U.S. plasma-donation centers without relying on market fluctuations. In 2019, Grifols launched AlphaID™, a free bucal swab to detect alpha-1 antitrypsin deficiency (AADT) developed jointly by the Bioscience and Diagnostic Divisions. AADT treatment includes infusion of alpha-1 antitrypsin, one of Grifols’ main plasma proteins. Thousands of patients worldwide can benefit from early diagnosis and treatment, if required. ENSURING SELF-SUFFICIENCY DIAGNOSTIC SOLUTONS

53 2019 CONSOLIDATED DIRECTORS' REPORT I 2 SUSTAINABLE GROWTH I OUR COMPETITIVE ADVANTAGES GRIFOLS

2 FLEXIBILITY IN GRIFOLS' PLANTS GUARANTEES MANUFACTURING EFFICIENCY

GRIFOLS' PLASMA-DERIVED MEDICINES CAN BE PRODUCED INTERCHANGEABLY IN ITS PLANTS IN SPAIN AND THE U.S.

Most Grifols' protein fractionation, purification and dosing plants are licensed by diverse regulators, offering the company the flexibility to perform these processes interchangeably in any of one of them. The result is a leading-edge production system aimed at maximizing efficiency and optimizing profitability per liter of plasma, while guaranteeing the highest standards of quality and safety.

3 VERTICAL INTEGRATION

CONTROLLING THE VALUE CHAIN ENSURES QUALITY, SAFETY AND SUPPLY

Grifols' vertically integrated business model guarantees quality and control at every stage of its divisions' value chains. This model also adds value by ensuring continuity of supply and reducing transactional costs, among other benefits. Grifols is a leading global manufacturer of plasma-derived medicines, with a solid reputation built on its ability to compete in dynamic, fast-paced environments.

4 DEVELOPMENTS WITH IN-HOUSE ENGINEERING

GRIFOLS ENGINEERING, ON THE CUTTING EDGE OF INNOVATION

The production process to obtain plasma products requires advanced technology and ongoing innovation. The company relies on Grifols Engineering to spearhead its diverse manufacturing projects and installations. Specialized in engineering solutions for pharmaceutical and biotechnology processes, this company represents a differential value in terms of costs, project execution and the quality of integrated innovations, including trailblazing technologies to reduce environmental impacts.

5 EXPERIENCE IN INTEGRATING COMPANIES

ADDING TALENT TO MULTIPLY RESULTS

Inorganic growth has been a cornerstone of Grifols' success. Since its origins, the company has successfully integrated acquisitions as drivers of its corporate growth, providing access to new markets, expanding production and supply capabilities, promoting innovation and offering new technologies. The company also has proven experience in integrating people. By promoting teamwork, Grifols has been able to instill a robust corporate culture and capitalize on its global talent pool. The acquisitions of Talecris (2011), Novartis' transfusion diagnostic divisions (2014), Hologic's share of NAT donor screening unit (2017), Haema (2018), Biotest (2018) and IBBI (2019) are recent examples of this pioneering strategy.

6 INNOVATION

AN ESSENTIAL COMPONENT OF GRIFOLS' DNA SINCE 1909

Pioneers pave the way and actively create processes that drive change. This quest for ongoing innovation has formed part of Grifols' DNA since 1909. In alignment with its pioneering spirit, the company is committed to exploring the therapeutic properties of blood, plasma and proteins; serving as an industry leader; continued growth; and supporting science, scientific projects and those who make them possible. For this reason, Grifols' R+D+i strategy is far-reaching, encompassing both internal and external resources to contribute to the advance of science and social progress.

7 SCALABILITY

PREPARED FOR CONTINUED GROWTH

Grifols has the necessary infrastructure and experience in planning future needs to maintain a path of sustainable growth based on continuous improvement and the optimization of processes and costs. Its solid manufacturing presence in the United States, Spain, Ireland and Germany has enabled a scaled global expansion with a distinctly global dimension. Today, the company markets its products in more than 100 countries, with plans to bolster its presence in China through its strategic alliance with Shanghai RAAS.

3 CORPORATE FROM THE BEGGINING, GRIFOLS IS CONVINCED THAT DOING THINGS CORRECTLY IS THE BASIS OF SOLID CORPORATE GOVERNANCE GOVERNANCE

HONESTY, ETHICS, TRANSPARENCY, INTEGRITY, INDEPENDENCE AND STANDARDS COMPLIANCE UNDERPIN OUR CORPORATE GOVERNANCE Comprehensive risk management ESG Included Female board members 31% Independent directors 54%

56 2019 CONSOLIDATED DIRECTORS’ REPORT   I   3 CORPORATE GOVERNANCE   I   A ROBUST CORPORATE GOVERNANCE STRUCTURE A ROBUST CORPORATE GOVERNANCE STRUCTURE For global organizations, a solid corporate governance structure is critical to create long-term value for both shareholders and society. Integrity, honesty, transparency and compliance to the highest ethical standards are the cornerstones of Grifols’ corporate culture, as well as the pillars of its corporate governance. The roles of President and CEO are separate at Grifols. Víctor Grifols Roura serves as the non-executive chairman, offering his strategic vision and vast experience to ensure the long-term interests of shareholders. As of January 1, 2017, co-CEOs Raimon Grífols Roura and Víctor Grífols Deu share the group’s top executive and management responsibilities. The General Shareholders Meeting serves as Grifols’ governing body. It represents all shareholders and is the final decision-making authority in all matters that correspond to it. Grifols encourages shareholders to participate, with no minimum number of shareholdings required to attend. Once a year, Grifols publishes the Annual Corporate Governance Report, which is subject to approval by the Board of Directors. This report outlines Grifols’ ownership structure, management configuration, related transactions, risk control systems, General Shareholders Meeting, and internal control and risk management systems with regard to the disclosure of financial information (SCIIF), degree of compliance with corporate governance recommendations and other relevant information. The Board of Directors is Grifols’ highest decision-making body, with the exception of matters that belong to the exclusive domain of the General Shareholders’ Meeting. Among its core responsibilities, the Board of Directors establishes general policies, corporate strategy and basic management guidelines, as well as supervises and monitors the actions of Grifols management to ensure the company reaches its objectives and meets stakeholder expectations. Visit the corporate website for more information: www.grifols.com

57 2019 CONSOLIDATED DIRECTORS’ REPORT   I   3 CORPORATE GOVERNANCE   I   A ROBUST CORPORATE GOVERNANCE STRUCTURE Class B, 38% CORPORATE STRUCTURE COMMITTEE CO-CEOs EXECUTIVE TEAM GENERAL SHAREHOLDERS MEETING BOARD OF DIRECTORS APPOINTMENTS & REMUNERATION COMMITTEE AUDIT LEAD INDEPENDENT DIRECTOR SHAREHOLDER STRUCTURE Class A, 62% Related or Associated Shareholders and Board Free Float,of Directors, 31.2% 56.7% Treasury Stock, 0.5% Blackrock, Inc., 4.4% Capital Research and Management Company, 3.0% Fidelity International Limited, 1.0% Invesco Limited. 3.2% Source: 2019 Annual Corporate Governance Report

58 2019 CONSOLIDATED DIRECTORS’ REPORT   I   3 CORPORATE GOVERNANCE   I   A ROBUST CORPORATE GOVERNANCE STRUCTURE w BOARD OF DIRECTORS LEADERSHIP CARINA SZPILKA LÁZARO ÍÑIGO SÁNCHEZ-ASIAÍN MARDONES LEAD INDEPENDENT DIRECTOR MARLA E. SALMON BELÉN VILLALONGA MORENÉS LUIS ISASI FERNÁNDEZ DE BOBADILLA RAIMON GRÍFOLS ROURA Co-CEO CHAIRMAN CHAIRMAN VÍCTOR GRÍFOLS ROURA CHAIRMAN NON-EXECUTIVE VÍCTOR GRÍFOLS DEU Co-CEO SECRETARY / NON-MEMBER SECRETARY / NON-MEMBER THOMAS GLANZMANN VICE CHAIRMAN NON-EXECUTIVE STEVEN F. MAYER TOMÁS DAGÁ GELABERT VICE-SECRETARY RAMÓN RIERA ROCA ENRIQUETA FELIP FONT NURIA MARTÍN BARNÉS SECRETARY / NON-MEMBER AUDIT COMMITTEE EXECUTIVE APPOINTMENTS & REMUNERATION COMMITTEE INDEPENDENT During the last General Shareholders Meeting, held on May 24, 2019, Dr. Enriqueta Felip Font was elected as an independent director in replacement of Anna Veiga Lluch. In addition, Raimon Grífols Roura, Tomás Dagá Gelabert, Carina Szpilka Lázaro and Íñigo Sánchez-Asiaín Mardones were re-elected as members of the Board of Directors. PROPIETARY For more information on the Board of Directors and its functions, visit the corporate website OTHER EXTERNAL NON DIRECTOR

59 2019 CONSOLIDATED DIRECTORS’ REPORT   I   3 CORPORATE GOVERNANCE   I   A ROBUST CORPORATE GOVERNANCE STRUCTURE • Separation of Chairman and CEO roles since 2016. • Diverse and balanced board in terms of gender, age, knowledge and experience. Board members receive a fixed and determined remuneration. The compensation of each member depends on their specific roles and responsibilities, participation on board committees and other objective factors considered relevant by the board, without any gender biases. During 2019, the Board of Directors in full evaluated the quality and effectiveness of its operations, the performance of the company’s chairman and co-CEOs, and the performance of board committees. • Appointment of Lead Independent Director. • Members reflect diverse professional backgrounds, representing the financial, healthcare, scientific and legal sectors, among others. • All board committees include non-executive directors, with at least two independent directors, including the chairman. The Board of Directors continuously assesses its performance to incorporate any necessary improvements as quickly as possible, in addition to carrying out an annual performance review. In 2019, this assessment was performed internally by Grifols’ Board of Directors with the support of the Appointments and Remunerations Committee. In accordance with the Spanish Law on Corporations and Good Governance Code of Listed Companies, every three years Grifols is advised by an independent expert to conduct this performance assessment. In 2018, Grifols’ Board of Directors collaborated with the firm Russell Reynolds to perform the annual evaluation. Remunerations systems for non-executive directors is not based on Grifols’ shares, unless they retain shares until they no longer serve as directors on the board. Board members who render remunerated professional services to the company or group will not receive additional compensation for their role as directors or executive directors. NON-EXECUTIVE MEMBERS FEMALE BOARD MEMBERS 85% INDEPENDENT DIRECTORS 31% In order to determine the remuneration for the current financial year the Company has hired Russell Reynolds to carry out a comparative study of the remuneration received by the directors in their capacity as such in similar companies in terms of market capitalisation and the sector to which they belong. In addition, Russell Reynolds has analysed the remuneration received by the chairperson of the Board committees and the one received by the lead independent director. The conclusions of this analysis have led the Appointments and Remuneration Committee to propose to the Board of Directors, which has approved them, certain modifications to the current remuneration policy, which are detailed in section A.2 of the Annual Report on Remuneration of the Board Members. This report is subject to a consultative vote in the General Shareholders Meeting every year. 54% The Annual Report on Board Members’ Remuneration, Report on the Internal Regulations of Grifols’ Board of Directors and Annual Report on Directors’ Remuneration are available on www.grifols.com. ANNUAL ASSESSMENT OF THE BOARD OF DIRECTORS BOARD REMUNERATION BOARD OF DIRECTORS PROFILE INDEPENDENCE OF THE BOARD OF DIRECTORS

60 2019 CONSOLIDATED DIRECTORS' REPORT I 3 CORPORATE GOVERNANCE I A ROBUST CORPORATE GOVERNANCE STRUCTURE GRIFOLS

RESPONSIBLE OVERSIGHT OF THE EXECUTIVE TEAM

THE GRIFOLS EXECUTIVE TEAM, CHAIRED BY THE CEOs, MEETS AT LEAST MONTHLY AND AT THE SAME TIME AS THE EXECUTIVE MANAGEMENT BOARD

The main responsibility of the executive team is to manage the company in accordance with the strategy approved by the Board of Directors. This includes a continuous quest for long-term growth, value creation for stakeholders, and maintaining effective risk management structures and robust internal controls.

Grifols' executive team boasts an extensive and proven experience in promoting organic growth, as well as a proven track record in identifying opportunities and integrating successful acquisitions, which have been key to transforming Grifols.

The team convenes mainly around the Executive Management Board, which holds at least one meeting per month led by Grifols' co-CEOs. Grifols' executive team met 43 times in 2019.

2019 GRIFOLS' EXECUTIVE TEAM

Name	Position
Joel Abelson	President, Bioscience Commercial Division
Alfredo Arroyo	Chief Financial Officer
David Bell	General Counsel & Chief Innovation Officer
Vicente Blanquer	VP Quality & Regulatory Affairs
Mateo Borrás	Chief Human Resources Officer
José Oriol Duñach	President, Diagnostic Industrial Group
Eduardo Herrero	President, Grifols Bioscience Industrial Group
Alberto Grifols	President, Bio Supplies Division
Robert Jagt	President, Hospital Commercial Division
Lafmin Morgan	Chief Commercial Officer
Matt Murawski	VP Innovation Operations & Analytics
Nuria Pascual	VP Corporate Treasury & Investor Relations
Miguel Pascual	President, Commercial Operations Support
Gregory Gene Rich	President & Chief Executive Officer Grifols Shared Services North America Inc.
Teresa Rioné	VP Corporate Communications
Daniel Fleta	Chief Industrial Officer
Carsten Schroeder	President, Diagnostic Commercial Division
Javier Sueiras	Chief IT Officer
Lluis Twose	Managing Director, Laboratorios Grifols
Albert Grifols Coma-Cros	President, Grifols Worldwide Operations

61 2019 CONSOLIDATED DIRECTORS’ REPORT   I   3 CORPORATE GOVERNANCE   I   A SOLID CORPORATE GOVERNANCE A SOLID CORPORATE GOVERNANCE Grifols S.A., a company established in Spain and listed on the Spanish stock exchange, complies with the Spanish Law on Corporations and other applicable legislation. At the same time, as a foreign private issuer with securities listed in the United States, Grifols must also observe the relevant requirements of the U.S. Securities and Exchange Commission (SEC), the applicable NASDAQ Corporate Governance Standards and the U.S. Sarbanes-Oxley Act of 2002. Grifols’ operations and stakeholder commitments are built on honesty, ethics, integrity and legal compliance, essential values that are deeply rooted in the company’s history. The Board of Directors and members of the executive team, as an essential value of our culture, actively promote these principles leading by example. Grifols’ Code of Ethics for Executives and Board By establishing corporate policies, Grifols is able to share and disseminate its ethical principles to the entire organization. Directors, Code of Conduct, Crime Prevention Policy and Anti-Corruption Policy form the essential part of its compliance program, which is complimented by additional policies and procedures related to specific legal domains, compliance risks and country-specific requirements. CORPORATE RESPONSIBILITY COMMUNICATION WITH FINANCIAL MARKET PARTICIPANTS For Grifols, mere legal compliance is not enough. Therefore, it goes a step further by integrating the highest standards of honesty, integrity and transparency in its corporate governance, which manifest themselves in strict internal codes and regulations. INTERNAL CODE OF CONDUCT REGARDING SECURITIES MARKETS FISCAL COMPLIANCE AND GOOD PRACTICES GRIFOLS CODE OF ETHICS FOR EXECUTIVES AND BOARD DIRECTORS Managers must renew their commitment to them annually. CONTROL AND RISK MANAGEMENT POLICY BOARD OF DIRECTORS REMUNERATION POLICY GRIFOLS CODE OF CONDUCT All employees, including executive members and members of the administrative bodies, adhere to it writing. Those who join the Grifols workforce also receive specific training. CRIME PREVENTION POLICY ANTI-CORRUPTION POLICY SELECTION POLICY FOR DIRECTORS AND DIVERSITY ON THE BOARD OF DIRECTORS GLOBAL PRIVACY AND DATA PROTECTION POLICY HEALTH AND SAFETY POLICY ENVIRONMENTAL POLICY Grifols’ internal codes and regulations are public and available on www.grifols.com Grifols’ corporate policies are public and available on www.grifols.com CORPORATE POLICIES INTERNAL CODES & REGULATIONS ETHICAL PRINCIPLES

62 2019 CONSOLIDATED DIRECTORS' REPORT I 3 CORPORATE GOVERNANCE I THE PILLARS OF GRIFOLS' CORPORATE GOVERNANCE GRIFOLS

THE PILLARS OF GRIFOLS' CORPORATE GOVERNANCE

1 HUMAN RIGHTS

Grifols' operations are grounded in an intrinsic respect for human dignity and human rights. Additionally, the company follows the fundamental principles of bioethics to guide the research, development, production and marketing of its products. The company makes every effort to guarantee the safety and dignity of everyone involved in its value chain, while approaching scientific advances in the healthcare sector from an ethical perspective. A range of international regulations, declarations and codes govern these core principles, including the Universal Declaration of Human Rights (1948), the Helsinki Declaration (1964) and UNESCO's Universal Declaration on Bioethics and Human Rights (2005).

Furthermore, as part of Grifols' commitment, it supports and preserves the well-being of the diverse communities where it operates. Using international frameworks as reference points (United Nations Global Impact, OECD Guidelines for Multinational Enterprises, UN Human Rights, and ILO Tripartite Declaration of Principles Concerning Multinational Companies), the company promotes responsibility and commitment to human rights in all of its operations, including the refusal of any child or forced labor in the entire value chain.

In this regard, the Grifols Code of Conduct governs the activities of all employees and collaborators, upholding strict compliance with legislation applicable to its operations and activities. The company also offers a communication channel that enables employees and outside collaborators to report any concerns of potential ethical breach or cases of ethical misconduct (Grifols Ethics Helpline).

2 PROMOTING ETHICS AND INTEGRITY

Grifols' Ethics Helpline is established to enable employees and third parties to anonymously raise any concerns of non-compliance or misconduct.

All allegations follow a standard operating procedure to guarantee that claims are adequately channeled, investigated and resolved. To ensure the proper functioning of this process, Grifols appointed an Ombudsperson, who is responsible for reviewing all allegations and ensuring the proper implementation of this process.

GRIFOLS' ETHICS HELPLINE

	2019	2018
General concerns	20%	31%
Workplace harassment	23%	22%
Misconduct or inappropriate behavior	11%	14%
Improper employment or disciplinary action	5%	3%
Discrimination	11%	5%
Conflict of interest	2%	2%
Health, safety and environment	5%	2%
Lack of compliance quality, legislation or quality standards	1%	1%
Sexual harassment	3%	4%
Others	19%	16%

For more information on Grifols Ethics Helpline, visit http://grifols.ethicspoint.com

The Grifols' Ethics Helpline received 226 allegations in 2019 (230 allegations in 2018). The company continues encouraging the use of the helpline in all of its countries of operation, although most of them (212) occurred in North America, 9 in Europe and 5 in other countries.

63 2019 CONSOLIDATED DIRECTORS’ REPORT   I   3 CORPORATE GOVERNANCE   I   THE PILLARS OF GRIFOLS’ CORPORATE GOVERNANCE 3 AGAINST CORRUPTION AND BRIBERY CRIME PREVENTION POLICY AND CRIMINAL MANAGEMENT SYSTEM An independent expert reviews the CRMS every year to ensure the existence of a crime-prevention system that complies with current legislation and includes adequate and efficient measures to prevent and detect crime, both in terms of its design and operational effectiveness. The company organizes regular training sessions for both new and current employees to guarantee compliance with its anti-corruption policies and procedures. In addition, additional training is provided to employees who interact more frequently with public officials or who carry out functions related to the marketing of Grifols’ products and services. GRIFOLS CORPORATE GOVERNANCE IS ALIGNED WITH ITS GROWTH STRATEGY, AND ITS PILLARS REFLECT CONSISTENT AND FORMAL COMMITMENTS Grifols’ crime prevention policy’s objective is its unequivocal rejection of the commission of crimes, criminal acts or any other type of unethical behavior and its steadfast determination to prevent and combat these actions. The policy was developed through the Crime Risk Management System (CRMS) and is accessible on Grifols’ corporate website for all employees and third parties. ANTI-CORRUPTION POLICY Compliance with the Anti-Corruption Policy is also reinforced through a series of review processes according to the type of interaction assumed from Global Compliance. In 2019, 4,600 interactions between employees and public officials or other professionals were subject to review. Particular attention was paid to transactions with higher risks. Grifols enforces a “zero-tolerance” approach to acts of bribery and corruption. Grifols’ Anti-Corruption Policy extends to all employees of Grifols S.A., its subsidiaries and investee companies, as well as third parties that collaborate with the company. Grifols seeks compliance with this policy through various review processes. 3 The objective of the CRMS is to assure public administrations, judicial and administrative entities and third parties that Grifols effectively complies with the requisite supervision, monitoring and control of board members, executives, employees, subsidiaries and other individuals by establishing measures to prevent crime or reduce the risk that one is committed. In 2019, Grifols had no confirmed incidents corruption in the markets where it operates. of The anti-corruption policy establishes appropriate standards of conduct for interactions between public officials and individuals operating in the private sector and is accessible on the corporate website for all Grifols personnel and third parties.

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ANTI-CORRUPTION TRAINING IN 2019

As of December 31, 2019, close to 90% of employees whose roles and responsibilities place them at greater risk of witnessing acts of corruption had received special training on Grifols Anti-Corruption Policy and other internal controls that support it. More than 56% received this training in 2019. In addition to its continuous education efforts, Global Compliance is in permanent contact with Grifols employees to inform them of changes or novelties regarding policies and procedures, as well as relevant resolutions of public authorities such as the U.S. Department of Justice and the Spanish courts, among others. These initiatives contribute to continuously fostering ethical conduct within the organization.

Number of executive members informed about anti-corruption methods and procedures


32
25
7
15
9
8
47
34
15
Informed before 2019
Informed during 2019
Total
North America
Europe
Rest of the world

ANTI-CORRUPTION MEASURES FOR MANAGING THIRD PARTIES

To ensure compliance with anti-corruption policies and procedures, Grifols business associates undergo a complete verification process before any transactions are authorized or released. The third-party management system forms part of the Anti-Corruption Compliance Program and includes various control mechanisms for potential Grifols business partners.

Before entering any commercial relationship with Grifols, third parties are subject to a thorough two-part verification process: a first phase, which establishes the legitimacy of the potential commercial relationship, and a second phase of due diligence, which includes an in-depth analysis of the third party including its internal organization, key employees, its business approach and corporate reputation, among other aspects.

Total number of employees with higher probability of exposure to corruption cases that have participated in specific anti-corruption training


57
325
40
108
133
484
165
458
524
Trained before 2019
Trained during 2019
Total

Furthermore, subsequent third-party contracts include current anti-corruption obligations, as well as an annex with a summary of Grifols' Anti-Corruption Policy. They are also required to provide an annual certification of compliance with this policy.

In some cases, third parties such as international distributors are required to complete annual online training on anti-corruption regulations, such as the U.S. federal law with regard to the Foreign Corrupt Practices Act (FCPA).

Additionally, Grifols requires its distributors to provide an annual certification of compliance with the applicable anti-corruption regulation. These contracts also include a clause granting Grifols the right to audit on an as-needed basis. These clauses stipulate the termination of business relationships in the case of any breach of anti-corruption norms.

MONEY LAUNDERING

Grifols has mechanisms, procedures and policies in place to prevent money laundering and respond to any possible breaches detected in the course of the company's operations.

- **Prevention:** The Code of Ethics and the Code of Conduct establish measures to prevent money laundering, serving as a guiding principle for the entire organization and its employees. As part of the CMRS criminal risk analysis, Grifols has evaluated its exposure to the risks of money laundering and terrorist financing, identifying the activities with greater risk of exposure and the main existing mitigating control mechanisms.
- **Detection:** The regular reviews carried out by CRMS include concrete actions to detect the risk of money laundering. The company also has a channel of communication open to employees and third parties to anonymously report any concerns of possible ethical misconduct (Grifols Ethics Helpline).
- **Reaction and Response:** Grifols has a reaction and response protocol, as well as a sanctions system, to address any claims of unethical behavior or irregularities using all means possible, and if necessary, take corrective actions to prevent them from happening in the future. Grifols also collaborates with relevant authorities in each country to combat money laundering and the financing of terrorist activities, providing all information requested in accordance with current legislation and reporting any suspicious transactions.

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4 PROMOTING TRANSPARENCY AS A VALUE, OBLIGATION AND COMMITMENT

REPORT ON INTERACTIONS WITH HEALTHCARE PROFESSIONALS AND ORGANIZATIONS

As a forerunner in the healthcare sector, Grifols has broad experience and expertise in the areas of patient behavior and disease management. Its ongoing interactions with healthcare organizations and health professionals undoubtedly enrich this knowledge base by serving as a continual source of new ideas and insights. Leveraging this expertise is crucial to guide the industry and enhance the quality of patient care and treatment options. These interactions should be grounded in integrity and transparency.

Grifols Global Compliance Program establishes internal processes and procedures related to transfers of value stemming from interactions with healthcare professionals and organizations, including their approval on behalf of the pertinent committees.

In the U.S., the Sunshine Act (PPS Act), also known as Open Payments or Transparency Reports and Reporting of Physician Ownership or Investment Interest, requires manufacturers and group purchasing organizations of pharmaceuticals, biologicals, medical supplies and medical devices to itemize all information regarding payments and transfers of value provided to covered healthcare organizations and healthcare professionals, such as physicians and teaching hospitals. Additionally, under the PPS Act, manufacturers and group purchasing organizations must disclose if a physician has ownership interests in said companies. The Centers for Medicare and Medicaid Services (CMS) releases spend information extracted from these reports every June.

Grifols has a policy and procedure in place that describes how it implements its transparency program in order to comply with the reporting obligations required by U.S. state and federal governments.

Grifols both complies with and is a signatory to the Pharmaceutical Research and Manufacturers of America Code[1] (PhRMA) on Interactions with Healthcare Professionals. Grifols may engage healthcare professionals as consultants or advisors to furnish important and needed information to Grifols, provided that it selects such consultants based on their relevant qualifications, experience, and expertise and compensates at fair market value for their legitimate services, pursuant to written contracts.

Grifols also complies with all legislation at the local level. Per requirements under California's Health and Safety Code, Sections 119400-119402, Grifols has established a USD 1,500 aggregate annual limit on promotional materials, gifts, and other items or activities that it may provide to an individual healthcare professional practicing in the state of California.

In 2019, Grifols rolled out a comprehensive transparency-training program in the U.S. for new and current employees whose roles require them to interact with healthcare institutions and professionals. In addition, the company established a quarterly sub-certification process in 2019 to promote data integrity, demonstrate commitment to accurate reporting and establish corporate accountability throughout the organization globally.

In Europe[2], Grifols voluntarily adopted the European Federation of Pharmaceutical Industries and Associations (EFPIA) Disclosure Code in 2015. In 2019, for the fourth consecutive year, the company disclosed all payments and other transfers of value made to healthcare professionals and organizations in diverse European countries that fall within EFPIA's scope.

In addition, as a member of MedTech Europe, Grifols applies the transparency guidelines stipulated by its Code of Ethical Business Practice, reporting its "Educational grants" initiatives in 2018.

The company also discloses all information regarding transfers of value by country, in accordance with local regulations.

1. All information about the Code is available at www.grifols.com
2. Europe as defined by the EFPIA Disclosure Code includes the following countries: Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Malta, Norway, the Netherlands, Poland, Portugal, Romania, Russia, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, Ukraine and United Kingdom.

Grifols' corporate website includes the publication of a methodological note and country-specific reports detailing transfers of value of healthcare organizations and professionals. This information is public and available on www.grifols.com

66 2019 CONSOLIDATED DIRECTORS' REPORT I 3 CORPORATE GOVERNANCE I THE PILLARS OF GRIFOLS' CORPORATE GOVERNANCE GRIFOLS

AGGREGATE SUM OF TRANSFERS OF VALUE

In 2018, Grifols distributed EUR 12.3 million in transfers of value in accordance with criteria outlined in the EFPIA Disclosure Code, including EUR 8.8 million related to R+D activities in Europe. Of these, 66% have been made in Spain.

In the U.S., the company transferred USD 9.3 million under the Open Payment Program, compared to USD 13.6 million reported in 2017, denoting a 32% reduction as a result of lower activity related to R+D and contracting of services, which represent 90% of the total reported.

Transfers of value made in 2019 will be publicly available on July 1, 2020 on www.grifols.com and www.cms.gov

Transfers of value by type in Europe[1]

	2018		2017	
	Euros	%	Euros	%
Services	1,082,272	9%	1,090,373	9%
Contribution toward cost of events HCP	311,021	2%	651,981	6%
Contribution toward cost of events HCO	1,737,080	14%	1,392,537	12%
Donations	363,957	3%	236,007	2%
R+D collaboration with third parties[2]	8,849,275	72%	8,344,765	71%
TOTAL	**12,343,606**	**100%**	**11,715,663**	**100%**

(1) Transfers of value in Europe in accordance with the definition of the EFPIA disclosure code.
(2) Includes research grants. Research data is included in accordance with the definition of the Disclosure Code of EFPIA, do not reflect the total amount invested by Grifols in R+D.

Transfers of value by type in U.S.

	2018		2017	
	USD	%	USD	%
Services	979,471	11%	1,378,315	10%
Contribution toward cost of events HCP	631,180	7%	754,160	6%
Scholarships	99,000	1%	63,500	0%
R+D collaboration with third parties	7,373,724	79%	10,844,688	80%
Investigator sponsored research	201,882	2%	545,497	4%
TOTAL	**9,285,257**	**100%**	**13,586,160**	**100%**

PUBLIC AFFAIRS MANAGEMENT

Advocacy is an important part of the democratic process that provides stakeholders an opportunity to share their perspectives and insights with policymakers. For Grifols, this means educating policymakers about the unique nature of plasma medicines and the importance of unrestricted access for patients to all products in all appropriate sites of service. The Grifols' code of conduct and anti-corruption policies define the proper guidelines and standards of conduct for interactions between Grifols and public officials.

In the U.S., the company fully complies with all federal and state lobbying regulations and regularly files publicly available activity reports with the U.S. Congress as required by the Lobbying Disclosure Act. Grifols also voluntarily participates in the European Union's Lobby Transparency Register and subscribes to the principles governing the rules of conduct for interactions with EU institutions articulated in its code of conduct.

Report of contributions made in the United States according to the LDA law

2019	2018
$550,000.00	$560,000.00

Public information available at https://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm

67 2019 CONSOLIDATED DIRECTORS’ REPORT   I   3 CORPORATE GOVERNANCE   I   PRIVACY AND DATA PROTECTION PRIVACY AND DATA PROTECTION While offering endless opportunities, technological advances pose a challenge for the privacy and protection of personal data. The company processes the personal data of numerous stakeholders as an essential part of its scientific research, talent management and interactions with donors and patients, among others. Transparency with regard to processing of personal data is fundamental to strengthen trusting relationships with all our stakeholders. For Grifols, guaranteeing the privacy and protection of our stakeholders’ personal data, as well as preventing data breaches and IT system failures, are of utmost importance. Grifols complies with applicable data protection laws and only works with suppliers that offer sufficient guarantees of data protection integrity. Personal data and medical information collected at plasma donation centers and during clinical trials are protected to maintain their confidentiality. The company has rigorous procedures, tools, the latest technology and insurance policies in place to protect the organization’s assets and users in a cyber-environment. Since 2019, Grifols has a global privacy and data protection policy, which is mandatory for all employees. This policy establishes a framework for processing of personal data in the diverse regions where Grifols operates and outlines the relevant principles and their implementation in regards to personal data protection and security. IN 2019 GRIFOLS APPROVED ITS GLOBAL PRIVACY AND DATA PROTECTION POLICY

68 2019 CONSOLIDATED DIRECTORS' REPORT | 3 CORPORATE GOVERNANCE | RISK MANAGEMENT AND CONTROL GRIFOLS

RISK MANAGEMENT AND CONTROL

Grifols' risk management system extends to all of the companies in the group, including investee firms.

The company's risk control and management policy aims to provide greater security to patients, donors, employees, shareholders, clients, suppliers and other stakeholders by anticipating, controlling and managing risks to which Grifols is exposed. It comprises specific risk policies which are formulated within a risk control and management framework.

Grifols' Board of Directors is responsible for approving the company's risk control and management policy. The Audit Committee, in turn, supervises the effectiveness of the risk control and management system with the support of the Internal Audit Department. The senior management team oversees the risk management process, identifying and evaluating relevant risks and determining appropriate responses.

GRIFOLS' RISK CONTROL AND MANAGEMENT SYSTEM IS FOUNDED ON THE FOLLOWING PRINCIPLES

- Establishment of a **risk tolerance framework**, which reflects the levels of risk that the company deems acceptable and consistent with its corporate objectives
- **Leadership of senior management** to allocate the necessary resources
- **Integration in management processes**, especially strategic and planning processes
- **Segregation of duties** among business areas, especially the areas of supervision and quality assurance
- **Integrated approach and corporate alignment** to ensure all risks adhere to the same identification, assessment and treatment process
- **Regular reviews** of risk-related best practices, the system's strength and effectiveness and recommendations


CARING
FOR
PEOPLE

69 2019 CONSOLIDATED DIRECTORS' REPORT | 3 CORPORATE GOVERNANCE | RISK MANAGEMENT AND CONTROL GRIFOLS

GRIFOLS MANAGES THE ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) SUSTAINABILITY RISKS AND PAYS SPECIAL ATTENTION TO THOSE ASSOCIATED WITH CLIMATE CHANGE, HUMAN CAPITAL AND TALENT

The primary risk factors to which Grifols is exposed are outlined in its risk control and management policy. These include:

- **Regulatory risks:** Arising from regulatory changes or from changes in social, environmental or tax regulations.
- **Market risks:** Related to Grifols' financial results and assets to fluctuations in market prices and other variables, such as exchange rates, interest rates, prices of raw materials, prices of financial assets and others.
- **Credit risks:** Possibility of counterparties failing to perform their contractual obligations and generating an economic or financial loss for the company.
- **Business risks:** Uncertainty regarding the performance of key variables inherent in the Grifols business: demand, supply of raw materials and new competitive products.
- **Operational risks:** Resulting from inadequate internal procedures, technical failures, human error or due to certain external events. Operational risks also include legal risks and fraud, as well as those related to information technologies and cybersecurity.
- **Reputational risks:** Potential negative impact resulting from changes in the perception of Grifols among various stakeholders.

The company also takes into consideration sustainability risks, including environmental, social and governance (ESG) risks, with an emphasis on those related to climate change, human capital and talent acquisition.

- **Environmental risks:** Grifols' environmental policy aims to minimize the environmental impact of new products and developments, among other things; to ensure compliance with applicable legal requirements and other principles to which the organization subscribes; and to implement pollution-prevention techniques. Therefore, it relies on the Environmental Committees of the companies that form part of the group to assess their environmental management, evaluate and decide on priority actions; and assess possible environmental impacts when establishing work processes.
- **Social risks:** With regard to potential social risks, Grifols' quality system addresses the entire production process, from procurement of raw materials to distribution of the finished product, in order to mitigate the risk of releasing a product on the market that could compromise its quality, effectiveness or safety. The company has claims and pharmacovigilance control system to rapidly detect any possible problems related to a product's quality, efficacy or safety and promptly adopt corrective measures. In addition, a product's traceability control systems also allow for the rapid and effective withdrawal of any product batch from the market.

Our employees' safety standards are thoroughly documented and are more rigorous than those required by law. Product liability and potential incidents at Grifols' facilities are covered by comprehensive risk management policies and insurance programs.

- **Governance risk:** The company has policies established related to Corporate Social Responsibility, communication with financial markets and compliance with best practices regarding tax matters, among others, in order to minimize the potential of this risk.

At the date of preparing its consolidated annual accounts, Grifols has adopted the measures it considers necessary to mitigate any possible effects arising from the aforementioned events.

4. http://www.grifols.com/documents/10180/14422120/risk-control-and-management-policy-2017-es/362de5d6-8f36-4c3c-aedd-10811f8dd3ec

4 SAFETY AND THESE ARE GRIFOLS’ SIGNATURE TRAITS OF IDENTITY SINCE ITS CONSTITUTION QUALITY

OUR STANDARDS OF QUALITY AND SAFETY, ARTICULATED THROUGH POLICIES AND RIGOROUS PROCEDURES, GO BEYOND LEGAL REQUIREMENTS Plasma center inspections 795 days Supplier audits 504 +94% favorable Official agency inspections 357

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SAFETY, QUALITY AND TRUST

Patients and healthcare professionals are at the heart of Grifols' operations, which reflect the highest standards of quality and safety. Each division has specific policies and procedures to guarantee that quality, safety and efficiency are firmly embedded at every stage of the value chain. Grifols' vertically integrated business model further enhances its control over its production processes.

Grifols Commercial Division's global quality policy establishes guidelines to achieve the highest levels of quality, safety and efficiency in the sale and distribution of Grifols products worldwide. This policy ensures rigor in Grifols' commercial and distribution operations, applying the core tenets of Grifols' Code of Conduct, the anti-corruption policy and the established internal processes, ensuring at all times the fulfillment of Grifols' ethical commitment.

The favorable outcomes of audits and inspections from health authorities, international organisms and customers in 2019 highlight Grifols' staunch commitment to quality and safety. In 2019, the company didn't have any incidents related to regulatory breach, fines, warnings or non-compliance with voluntary codes.

In 2019, Grifols was honored with the Industrial Excellence Award in Spain in recognition of its solid business model and supply chain management. For nearly 25 years, this award has recognized outstanding examples of competitiveness in the service and manufacturing sectors in diverse EU countries.

For more information, visit: : https://www.grifols.com/documents/51507592/51526409/quality-policy-commercial-division-es.pdf/4047432b-db41-4898-9f15-10bbe46c3206

MANAGING FROM THE SOURCE: SUPPLIER RELATIONS

Each division has qualified suppliers whose technical, management and control capacity has been assessed and approved by Grifols quality assurance area. According to company policy, all suppliers that provide materials or services that could impact the quality of Grifols' products must be previously qualified. Qualifications are granted for a specific material or service.

In terms of the logistics and distributions of final products, Grifols' quality policy offers guidelines to effectively manage international suppliers and distributors, ensuring that solid measures are in place to guarantee they fulfill the established requirements.

In 2019, Grifols began developing a consolidated supplier-policy plan with global guidelines to assess their degree of risk and participation in the supply chain. In addition to ensuring their compliance with the strictest quality standards, the plan will integrate additional criteria relating to ethical, social, environmental and privacy issues.

The company is also working on a comprehensive procurement-management model, scheduled to launch in the short- to medium-term. The model will afford greater transparency and coordination in supplier relations and be global in scope, without overlooking the local needs of Grifols' distinct business lines.

EVOLUTION NUMBER OF AUDITS AND INSPECTIONS

INCIDENTS	OBLIGATORY RECALL OF PRODUCTS
0	0

2019	2018	2017
685	705	680

*It includes the number of inspections by health authorities and accredited institutions, as well as the number of internal audits.

73 2019 CONSOLIDATED DIRECTORS' REPORT I 4 SAFETY AND QUALITY I SAFETY, QUALITY AND TRUST GRIFOLS

CONTINUOUS EVALUATION PROCEDURES

Grifols has numerous evaluation procedures in place to assess suppliers according to the level of risk of the material or service they provide and its impact on the value chain. New suppliers undergo regular audits as part of the evaluation and monitoring process. Audits of suppliers of raw materials and services focus on the quality and safety of the products and services provided. Grifols is working to add the verification of environmental certifications such as ISO 14001 (environmental management systems) and OSHA (Occupational Health and Safety Management) as part of its supplier selection and qualification process.

Summary of 2019 Audits

Division / Area	Type of supplier	No. of quality audits	Results		
			Favorable	Not favorable	Pending evaluation and final report
Bioscience Division	Raw material suppliers	123	118	0	5
	Service suppliers	65	63	0	2
Diagnostic Division	Raw material suppliers	33	33	0	0
	Service suppliers	4	4	0	0
Hospital Division	Raw material suppliers	20	20	0	0
	Service suppliers	0	0	0	0
Grifols global subsidiaries	Raw material suppliers	26	26	0	0
	Distributors	39	30	2	7
	Transport companies	21	21	0	0
	Service suppliers	36	36	0	0
Others (Grifols Engineering, GWWO, KIRO)	Raw material suppliers	4	4	0	0
	Service suppliers	133	123	10	0

PURCHASING MANAGEMENT PROCESS


Request (technical specifications)
Supplier qualification, if applicable
Negotiation/ contract allocation
Formalization
Orders/ receipts
Invoices
Follow-up / audits

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CONSUMER RELATIONS: PATIENTS AND HEALTHCARE PROFESSIONALS

The manufacturing and distribution of medical and healthcare products are subject to a rigorous regulatory framework in order to promote and reinforce their quality, safety and availability. The company is committed to complying with all applicable laws and regulations and is especially transparent in its relations with healthcare professionals and organizations.

SAFETY AND SECURITY MEASURES

Grifols has a Pharmacovigilance System to monitor adverse reactions derived from the administration of its medicines, as well as a Surveillance System to monitor adverse reactions from the use of its medical devices.

All activities and requirements of the Pharmacovigilance System and Surveillance System for Medical Devices are outlined in Grifols' standard operating procedures and updated on a regular basis.

Also, in addition to outside inspections by relevant healthcare authorities, both systems are subject to regular in-house audits in compliance with Grifols' quality control systems.

PHARMACOVIGILANCE SYSTEM FOR MEDICINES

Pharmacovigilance includes all activities related to the detection, assessment, understanding and prevention of adverse effects or any other complications related to the use of medicines. Each division appoints a qualified person responsible for pharmacovigilance whose main role is to establish and maintain the system and be available for healthcare authorities 24 hours a day for inspections or consultations relating to the safety of medicines and pharmacovigilance.

SURVEILLANCE SYSTEM FOR MEDICAL DEVICES

Medical device manufacturers are required to establish and maintain procedures to identify and monitor any adverse effects related to the use of their products. Grifols appoints qualified personnel or technical managers to maintain this system in business divisions where it applies.

Grifols does not outsource the core activities of its pharmacovigilance or medical-device surveillance systems to third parties.

LABELLING AND PACKAGE INSERTS

The information contained in product leaflets and labels complies with the standards and regulations applicable in each country where Grifols products are distributed, including Directive 2001/83/EC for medicines marketed in Europe and Title 21 Code of Federal Regulations (CFR) in the United States, in addition to local regulations applicable in other markets.

In the case of medical devices, labels and product leaflets also include any mitigating measures identified through risk analysis activities, performed in accordance with the application of risk management to medical devices (EN ISO 14971:2012 Medical Devices) or other requirements communicated by health authorities following the review stage of the product-licensing process.

Measures applied by division

Division / area	Type of product	Pharmacovigilance system	Medical device surveillance system
Bioscience Division	Medicines	Applicable	Not applicable
Diagnostic Division	Medical devices	Not applicable	Applicable
Hospital Division	Medicines and medical devices	Applicable	Applicable

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CLAIMS SYSTEMS

Grifols' three main divisions have a complaints system through which all notifications received by healthcare centers, patients or users related to consumer appraisals of possible defects in product quality are recorded and evaluated.

In each division, a trained professional or technical director is appointed to evaluate all claims received; carry out the appropriate inquiries; implement corrective and preventative measures; notify healthcare authorities if necessary; and respond to the client with the conclusions obtained in the investigation of the claim.

PRODUCT RECALL SYSTEM

Each division has a Product Recall System. The claims and product withdrawal systems are outlined in Grifols' standard operating procedures and internally audited to verify their effectiveness and compliance with current legislation. They are also subject to inspections by the competent health authorities.

Grifols had no mandatory product recalls in 2019. The company's product recall system goes beyond legal compliance and includes the voluntary withdrawal of products that fall short of its safety and quality standards. In 2019, Grifols' pharmacovigilance systems detected a slightly higher rate of hypersensitivity reactions caused by specific vials of immunoglobulins (Gamunex®). Hypersensitivity is a possible, well-known and common reaction to immunoglobulin.

TRUTHFULNESS AND RIGOR IN GRIFOLS SALES AND EDUCATIONAL MATERIALS: RESPONSIBLE MARKETING

The company is committed to responsible marketing and sales practices. Thus, it ensures that all of its promotional and educational material complies with applicable laws and regulations; aligns with the industry policies and codes voluntarily adopted by the company; adequately addresses the target audience and end users; and contains information that is truthful, accurate, comprehensive, clear and balanced.

Grifols has a standard operating procedure – the Grifols Review Process or GRP – that defines the activities and responsibilities related to the approval, review and control of promotional and educational materials used to communicate Grifols' products and services to external audiences.

The approval process for marketing materials includes several review stages and the participation of decision makers from diverse corporate areas, such as the legal, medical affairs, regulatory and communication departments. In 2019, a new improved tool for electronic review and approval of materials was implemented through the GRP system. In 2019, 4,247 materials were reviewed and 3,949 materials were approved.

The material and content are expressly approved for specific uses and countries, and can only be used without alterations. All promotional and educational materials are reviewed on a regular basis to ensure their content is valid and complies with current standards and adopted codes.

Complaints received

Division	Complaints received
Bioscience Division	1 for every 94,030 units distributed
Diagnostic Division	N/A*
Hospital Division (Medicines)	1 for every 1,888,014 units distributed
Hospital Division (Medical Devices)	1 for every 112,321 units distributed

* Ratio not applicable for the type of product manufactured by the Diagnostic Division

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SAFETY & QUALITY IN THE BIOSCIENCE DIVISION

DONATION

DONOR SELECTION >>>

Grifols only uses plasma from qualified donors (for more information, see the "Donor Profile" section) collected in centers approved by the relevant health authorities. Donors are subject to annual medical exams and routine health screenings before every donation. The company does not discriminate against potential donors on the basis of ethnicity, gender or socioeconomic status. It only accepts healthy donors who are committed to the donation process, have proof of a permanent local residence and meet rigorous health and safety criteria. Grifols plasma centers are also subject to regular inspections.

ANALYSIS OF DONATED PLASMA >>>

All units of donated plasma are analyzed in FDA-licensed laboratories to guarantee the safety and quality of source plasma. More than 10 analyses are performed on each unit of plasma, including tests for hepatitis A, B or C, HIV and parvovirus B19, using highly sensitive techniques such as NAT (Nucleic Acid Testing) to detect pathogens and ELISA (Enzyme-Linked Immunosorbent Assay) to detect viral antigens or antibodies. Once the plasma units are in production, every batch is tested at various stages during the production process. In total, 18 different analyses are performed.

60-DAY INVENTORY HOLD

All plasma units that pass the initial viral testing are subject to a 60-day inventory hold before being released into production. The results of the hold sample are verified against the new donation to reconfirm the absence of viruses and pathogens.

MAIN RELEVANT REGULATIONS

- WHO: recommendations for the production, control and regulation of human plasma for fractionation (WHO Technical Report Series, No. 941)
- Directive 2002/98/CE that sets the standards for the quality and safety for the collection, testing, processing, storage and distribution of human blood and blood components
- EMA Guideline on plasma-derived Medicinal products
- 21CFR Part 640: additional standards for human blood and blood components
- Local regulations in countries where hemoderivatives are distributed
- PPTA standards adhered to voluntarily by Grifols
- European Pharmacopoeia

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PRODUCTION

QUALITY MANAGEMENT SYSTEMS IN ALL PRODUCTION FACILITIES

After plasma has been approved for production, the manufacturing process begins. This process mainly entails the fractionation or protein separation process; purification; specific viral-inactivation processes; sterile filling; and secondary packaging. All operations are carried out in accordance with Global Manufacturing Practices (GMP).

All of Grifols' manufacturing plants have a Pharmaceutical Quality System and a strict quality assurance system.

Grifols' manufacturing processes are also subject to a rigorous internal quality-control program to guarantee the quality, safety and efficacy of every batch produced.

ELIMINATION OF VIRUSES AND OTHER PATHOGENS

During the production phase, approved plasma undergoes rigorous testing and purification processes, including several pathogen-elimination steps, viral inactivation and viral-removal techniques to guarantee the highest possible levels of safety. Depending on the product, the manufacturing process may include heat treatment, pasteurization, solvent/detergent treatment and/or nanofiltration.

After purification, the product is sterilized using a proprietary sterile-filling process process developed in-house by Grifols Engineering and considered an industry standard.

Grifols' manufacturing facilities are not only subject to inspections by the relevant authorities but also have never been closed due to regulatory incompliance.

MAIN RELEVANT REGULATIONS

- Good Manufacturing Practices, European Union
- Code of Federal Regulations (CFR): 21 CFR 11, 21 CFR 210, 21 CFR 211, 21 CFR 600, 601, 610, 630 and 640
- Good Manufacturing Practices, Pharmaceutical Inspection Co-operation Scheme (PIC/S)
- European Pharmacopoeia
- U.S. Pharmacopoeia
- Local regulations in countries where hemoderivatives are distributed

POST-SALES

PRODUCT TRACKING AND TRACEABILITY

Before releasing any plasma-derived medicine, Grifols identifies product vials with a unique code, which includes a laser etching of the lot number to ensure traceability. Moreover, all products include a holographic seal to verify their inviolability and authenticity.

Grifols also implemented a system to assign unique, traceable numbers to product units in accordance with the applicable rules and regulations of the global markets where it operates as part of its total commitment to regulatory authorities to prevent counterfeits. Its pledge to patient safety includes a robust pharmacovigilance system.

In addition, Grifols voluntarily rolled out the PEDIGRI® system, which provides healthcare professionals detailed information on the plasma used to manufacture a specific unit of product, as well as a certificate of the testing performed. For more than 20 years, Grifols has been the only company to offer information on the source and traceability of its plasma.

MAIN RELEVANT REGULATIONS

- Good Pharmacovigilance Practices, EMA
- 21 CFR 50
- Local regulations in countries where hemoderivatives are distributed

78 2019 CONSOLIDATED DIRECTORS' REPORT | 4 SAFETY AND QUALITY | SAFETY & QUALITY IN BIOSCIENCE THE DIVISION GRIFOLS

SAFETY & QUALITY MANAGEMENT

INTERNAL CONTROL FRAMEWORK

- Grifols' rigorous safety system for its plasma-derived products resides in the dedication of its highly trained staff; a robust process and product design; leading-edge technologies developed in-house by Grifols Engineering; and full traceability from plasma donation to the final product. Throughout the value chain, the different materials and processes that intervene in production are monitored by Grifols quality-assurance managers. This supervision includes controls in both manufacturing processes and final products to ensure the quality, safety and efficacy of each lot; the review and follow-up of production processes to ensure compliance with best manufacturing practices and promote ongoing improvements; and systems to scale relevant events and take appropriate actions through Grifols' Quality Committees, which evaluate key performance indicators (KPIs) and quality markers.
- Grifols also forms part of the National Donor Deferral Registry (NDDR), a voluntary self-regulating initiative to guarantee the quality and safety of plasma that applies to all U.S. donors. This database ensures that all donors who test positive for the viral agents for HIV, HBV, and HCV are permanently prohibited from donating source plasma at participating licensed and industry-certified centers in the U.S.

For more information, visit https://www.pptaglobal.org/safety-quality/national-donor-deferral-registry

EXTERNAL CERTIFICATIONS

- Certifications of Good Business Manufacturing Practices of the European Union, the United States and other countries where required.
- IQPP & QSEAL Certifications of the Plasma Protein Therapeutics Association (PPTA)
- International Quality Plasma Program (IQPP) Certification, a voluntary standards program that includes the management of donors and plasma centers.

For more information: visit: https://www.pptaglobal.org/safety-quality/standards/iqpp)

- Quality Standards of Excellence, Assurance and Leadership Certification (QSEAL) that apply to the manufacture of plasma-derived medicines, with voluntary certification and adhesion to the program

For more information, visit: https://www.pptaglobal.org/safety-quality/standards/qseal

SUPPLIER CONTROL SYSTEM

- Grifols' Supplier Qualification Management System ensures that all raw materials, including plasma from external providers as well as non-plasma critical suppliers, follow a strict qualification process. The company runs a robust program of routine supplier audits to guarantee compliance with GMP norms and quality standards. In 2019, 188 audits were carried out as part of the qualification and evaluation processes. Audits performed on suppliers of raw materials and services focus on the quality and safety of their products.

Breakdown available in "Managing from the source: supplier relations" section

IN-HOUSE AND EXTERNAL QUALITY AUDITS

- Grifols' senior management implements and maintains an effective organization-wide quality management system. Internal auditors regularly inspect plasma centers, laboratories, manufacturing and storage facilities to ensure compliance with GMP regulations and quality standards.
- The independent corporate auditing department conducts routine reviews of collected plasma, manufacturing records and other quality-related documentation, in addition to independently overseeing and verifying the company's operational processes.
- The U.S. (FDA) and European (EMA) health authorities, among others, periodically inspect all plasma donation centers, production plants, warehouses, laboratories and transport centers. The PPTA regularly inspects Grifols' collection centers and fractionation plants.

79 2019 CONSOLIDATED DIRECTORS' REPORT I 4 SAFETY AND QUALITY I SAFETY & QUALITY IN BIOSCIENCE THE DIVISION GRIFOLS

PLASMA DONATIONS

REASONS TO DONATE

REGULATIONS FOR PLASMA DONATIONS

QUALITY CONTROL IN PLASMA CENTERS

GRIFOLS' COMMITMENT TO DONORS

PLASMA DONATIONS SAVE LIVES

Plasma-derived medicines are used to treat or prevent severe conditions and diseases in various therapeutic areas including pneumology, hematology, neurology, infectious diseases and traumatology.

Plasma donors help save lives and enhance the quality of life of thousands of patients. As many as 1,300 plasma donations are required to treat just a single patient for one year.

PLASMA CANNOT BE MANUFACTURED IN A LAB

Plasma is an essential raw material used in a myriad of hemoderivatives developed to treat and prevent potentially life-threatening diseases and conditions. Due to its complexity, it is impossible to manufacture plasma in a lab and plasma-derived medicines are only possible thanks to the generosity of volunteer donors.

There are two basic ways to obtain plasma: recovered plasma, derived from a sub-product of collected whole blood; and source plasma procured from a specific plasmapheresis procedure.

The procurement of source plasma used exclusively for the subsequent manufacture of plasma-derived medicines is strictly regulated by the U.S. Food and Drug Administration (FDA) and other official regulatory authorities. In conjunction with the rigorous legislation and procedures on good manufacturing practices imposed by healthcare entities, the Plasma Protein Therapeutics Association (PPTA) voluntarily establishes and supervises additional norms. In Europe, the European Medicines Agency (EMA) oversees this domain.

During plasmapheresis, plasma is extracted and blood cells, platelets and other blood components are returned to the donor. In contrast to what happens with blood cells in whole-blood donations, in plasma donations the body can regenerate lost proteins in less than 24 hours.

Plasma donation centers are subject to regular quality control and safety standards to guarantee the safety of donors and quality of collected plasma.

Regulatory inspections in Grifols plasma centers in 2019

Regulatory Body	Inspection Days	Administrative Actions**
FDA*	243	0
EMEA	300	0
CLIA-COLA	135	0
PPTA	81	0
TOTAL	**759**	**0**

(*) More than 95% of FDA inspections resulted in 0 observations
(**) Suspension, revocation or loss of any license or certification; warning letter, imposed suspension of any regulated activity, etc…

Grifols' requirements for safe donations and detailed information on the plasma donation process are available on www.grifolsplasma.com

BASED ON THE UNIVERSAL DECLARATION OF HUMAN RIGHTS

- Respect for the dignity and inherent rights of donors is an indispensable obligation for Grifols, which endorses, upholds and supports the Universal Declaration of Human Rights (1948), the Helsinki Declaration (1964) and UNESCO's Universal Declaration on Bioethics and Human Rights (2005).
- All donors are treated equally, regardless of race, religion, work status and socioeconomic profile.
- Grifols' first and foremost priority is the health, safety, well-being and dignity of our donors.

EQUAL TREATMENT

Grifols applies the same quality and safety criteria in all of its plasma centers and to all donors

- All donors are subject to the same strict quality and safety standards throughout Grifols' global network of plasma donation centers without any exceptions.

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REQUIREMENTS FOR PLASMA DONORS

NOT EVERYONE CAN BECOME A PLASMA DONOR

>18 <69 YEARS
U.S.

>18 <65 YEARS
EUROPE

>50 KG

PASS A medical EXAM

WHO ARE QUALIFIED DONORS

A QUALIFIED DONOR MUST DONATE AT LEAST TWICE OVER A SIX-MONTH PERIOD

A QUALIFIED DONOR CAN DONATE AS OFTEN AS TWICE IN A SEVEN-DAY PERIOD, WITH A FULL REST DAY IN BETWEEN IN U.S. AND TWO DAYS IN EUROPE

PLASMA FROM FIRST-TIME DONORS WHO DON'T RETURN FOR A SECOND DONATION IS NEVER USED TO MANUFACTURE PLASMA-DERIVED MEDICINES. THESE UNITS ARE DESTROYED OR USED FOR DIAGNOSTIC PURPOSES AS A REAGENT

MANDATORY MEDICAL EXAMS

VERIFICATION OF WEIGHT, BLOOD PRESSURE, PULSE AND TEMPERATURE, AND ANEMIA AND PROTEIN LEVELS CONTROL

DONORS UNDERGO BLOOD TESTS BEFORE EVERY DONATION:

- SCREENING FOR HAV, HBV, HCV, HIV AND B19 VIRUS USING GENOMIC AMPLIFICATION TESTS (NUCLEIC AMPLIFIED TESTING; NAT)
- SEROLOGIC TESTS FOR HBSAG (HEPATITIS B SURFACE ANTIGEN), HEPATITIS C ANTIBODIES (ANTI-HCV) AND HIV ANTIBODIES

81 2019 CONSOLIDATED DIRECTORS’ REPORT   I   4 SAFETY AND QUALITY   I   QUALITY AND SAFETY IN BIOSCIENCE THE DIVISION 43% WOMEN 32% 18-25 YEARS 34% 26-35 YEARS EVEN DISTRIBUTION BETWEEN MEN AND WOMEN 57% MEN 18% 36-45 YEARS +60% OF DONORS ARE BETWEEN 26 AND 55 YEARS OLD 11% 46-55 YEARS 36% CAUCASIAN 31% AFRICAN AMERICAN 5% 56-65 YEARS THE DONOR PROFILE REFLECTS ETHNIC AND RACIAL DIVERSITY 21% HISPANIC/ LATINO 0% >66 YEARS 2% NATIVE AMERICAN 9% OTHER 1% ASIAN GRIFOLS’ DONOR PROFILE

82 2019 CONSOLIDATED DIRECTORS' REPORT I 4 SAFETY AND QUALITY I SAFETY & QUALITY IN THE DIAGNOSTIC DIVISION GRIFOLS

SAFETY & QUALITY IN THE DIAGNOSTIC DIVISION

SUPPLIER CONTROLS

The Diagnostic Division defines requirements to assess, approve and monitor suppliers, and classifies them according to their importance in the production process. Results are documented in a supplier evaluation registry, and potential new suppliers are accepted or rejected depending on the results of this analysis.

To ensure quality compliance at all times, Grifols re-evaluates its quality system and standards for key suppliers every three years, and every five years in the case of important suppliers. The division also regularly evaluates its quality markers.

MAIN RELEVANT REGULATIONS

- Code of Federal Regulations (CFR): 21CFR sec 820.50 "Purchasing controls"
- ISO 13485:2016 Sc. 7.4.1 "Purchasing process"

SAFETY AND CONTROL STANDARDS IN PRODUCTION

The Diagnostic Division ensures the safety, efficacy and quality of its products through a range of production, quality and R+D+i management processes.

The division also implements project-management techniques, agile software development, GMP, automation, continuous improvements and ongoing validation of its integrated IT systems. Moreover, the division's employees take part in continuous training initiatives to reinforce their technical skills.

MAIN RELEVANT REGULATIONS

- EN ISO 14971:2012
- Code of Federal Regulations (CFR): 21CFR820 "Quality System Regulation"
- Code of Federal Regulations (CFR): 21CFR600 "Biological Products: General"
- ISO 13485:2016 "Medical devices – Quality management systems – Requirements for regulatory purposes"
- Regulations under the Medical Device Single Audit Program (MDSAP)
- ISO 14971 "Medical devices – Application of risk management to medical devices"
- IEC 62304:2006 "Medical devices software – Software life cycle processes"

PRODUCT LICENSES

The production, marketing and sale of Diagnostic Division products are registered with relevant authorities in applicable countries.

MAIN RELEVANT REGULATIONS

- Local country-specific regulations

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SAFETY & QUALITY IN THE HOSPITAL DIVISION

SUPPLIER AUDITS

Grifols has developed a quality system to approve, track and evaluate service providers and manufacturers of materials used during the production process. The Hospital Division's quality system includes two main components:

Quality Assurance (QA)
This department registers relevant quality documentation for internal information systems, including GMP and ISO certifications, among others that are always kept updated.

Supplier Quality Committee
The committee holds at least one meeting every six months to verify the quality of suppliers and manufacturers.

The committee includes QA leaders, technical directors from the Barcelona and Murcia plants and senior managers from R+D+i, purchasing, production and quality assurance.

MAIN RELEVANT REGULATIONS

- Applicable regulations GMP environment for medicines and 13485 certification for medical devices

SAFETY AND MANUFACTURING CONTROLS

Grifols adheres to the highest standards of quality and safety in its manufacturing facilities to guarantee that its product and services comply with all applicable guidelines. This continuous quest for improvement allows the company to boost the quality and efficacy of its production processes and anticipate the safety needs of patients and healthcare professionals. Several committees – quality standards, suppliers, production quality, change control and R+D+i – oversee the evaluation system, placing particular emphasis on quality, KPIs and quality objectives planning.

Grifols uses a change management system to ensure the traceability and safety of any modifications in the product, process or facilities. The impact of every change is analyzed and assessed from regulatory, quality, validations, documentary, normative, occupational health and safety perspectives. A risk assessment is carried out to evaluate the impact of this change on these areas. Next, the Change Control Committee analyzes and assesses the information and when appropriate, authorizes the change and its implementation.

MAIN RELEVANT REGULATIONS

- Quality Management System Control: GMP, ISO Certifications 1348, MDSAP, FDA 21CFR820 and CFR 210, ANVISA, SOR 98-282, among others.

PRODUCT LICENSES

The production, marketing and sale of a range of products are subject to registration with the competent authorities in the countries where they are sold.

MAIN RELEVANT REGULATIONS

- Applicable regulations according to local jurisprudence for obtaining the product license.

84 2019 CONSOLIDATED DIRECTORS’ REPORT   I   4 SAFETY AND QUALITY   I   2019 SUMMARY OF INDICATORS EVOLUTION OF CONFORMITY AUDITS AND CONTROLS 403 GRIFOLS MAINTAINS ITS COMMITMENT TO SAFETY AND QUALITY WITH OVER 300 INTERNAL CONTROLS AND AUDITS ANNUALLY 357 352 328 All facilities are inspected regularly, including plasma centers. No Grifols center has had any incident related to regulatory breach, fines, notifications or voluntary codes to which the company adheres. Internal Compliance Inspections Total inspection days in plasma centers 2019 2018 2017 l INTERNAL AUDITS l HEALTH AUTHORITIES AND ACCREDITED INSTUTIONS 282 Inspections by health authorities and accredited institutions 759 Supplier quality audits conducted THE HIGH NUMBER OF INSPECTIONS CARRIED OUT BY HEALTH AUTHORITIES AND ACCREDITED INSTITUTIONS PER YEAR REFLECTS THE SECTOR’S STRICT SAFETY FRAMEWORK PLASMA CENTERS AND INSPECTION DAYS 886 759 340 188 100% FAVORABLE 2019 2018 l NUMBER OF PLASMA CENTERS l INSPECTION DAYS 295 256 328 302 BIOSCIENCIE DIVISION 2019 SUMMARY OF INDICATORS

85 2019 CONSOLIDATED DIRECTORS’ REPORT   I   4 SAFETY AND QUALITY   I   2019 SUMMARY OF INDICATORS The controls carried out reaffirm security as an unalterable commitment. Achieving the highest quality standards provides a reliable diagnosis that guarantees the proper treatment of patients. Quality and safety are unalterable commitments. The inspections and audits carried out guarantee top quality products to facilitate the work of health professionals and contribute to improving hospital efficiency. Internal inspections performed at facilities Routine inspections by official institutions Internal inspections performed at facilities Routine inspections by official institutions 11 7 Supplier quality audits conducted 35 10 Supplier quality audits conducted 37 20 100% FAVORABLE 100% FAVORABLE DIAGNOSTIC DIVISION HOSPITAL DIVISION

5 INNOVATION IS IN GRIFOLS’ DNA. THE COMPANY, A PIONEER IN TRANSFUSION MEDICINE, IS WIDELY RECOGNIZED TODAY AS THE GOLD STANDARD IN HEMOTHERAPY INNOVATION

LEADERS IN CREATIVITY AND INNOVATION, THE INTEGRAL GRIFOLS’ STRATEGY STRIVES TO ENHANCE THERAPEUTIC AND DIAGNOSTIC SOLUTIONS THROUGH COLLABORATIVE NETWORKS BETWEEN PEOPLE Productive Investments M€ 332 +31.7% Net R+D+i Investments M€ 329 +12.9% People dedicated to R+D+i 1,200 Patents 3,179

88 2019 CONSOLIDATED DIRECTORS’ REPORT   I   5 INNOVATION I   INNOVATION IN GRIFOLS INNOVATION IN GRIFOLS Grifols’ R+D+i strategy promotes a holistic approach that encompasses both in-house projects and investee-led initiatives that complement the company’s operations. Grifols considers investments and collaborations with third parties as an extension of its R+D+i efforts. Grifols Innovation Office encompasses three main domains: Grifols Innovation and New Technology (GIANT), which manages the group’s investments in R+D+i firms and research-related initiatives; the Scientific and Medical Affairs area; and the Patents and Trademarks Department. Grifols also has a Scientific Review Board, which monitors and reviews the progress of in-house research initiatives from a technical standpoint and assesses the potential value of research opportunities in Grifols’ investees. This cross-functional committee is composed of members of Grifols Innovation Office, clinical R+D+i areas and corporate divisions. GRIFOLS PROMOTES A LONG-TERM INTEGRATED STRATEGY THROUGH ITS OWN PROJECTS AND BY PARTICIPATING IN RESEARCH COMPANIES AND THIRD-PARTY INITIATIVES Grifols Innovation Office is responsible for spearheading the company’s R+D+i strategy. It evaluates and expedites research projects, oversees the development of innovative treatments, products and services, and promotes continuous improvement of existing products and operations. It also nurtures ties with key agents in the innovation ecosystem, including academic and research institutions. Grifols Innovation Office liaises with the different functional areas of the group and presents projects to the interdisciplinary committees for review, guaranteeing a complete analysis. Defined by therapeutic areas, these in-house committees convene regularly to assess the projects and identify, evaluate and prioritize new opportunities. GROW Drive long-term growth & profitability while expanding the product portfolio IMPROVE Improve production processes RESPOND Meet market needs and promote competitiveness ADVANCE Deliver new therapies, products or services and improve on existing ones CORE OBJECTIVES OF GRIFOLS INNOVATION OFFICE

89 2019 CONSOLIDATED DIRECTORS’ REPORT   I   5 INNOVATION I   ALLOCATION OF R+D+i RESOURCES ALLOCATION RESOURCES OF R+D+i GRIFOLS BOOSTED ITS NET R+D+i INVESTMENTS IN 2019 329 EUR million +12.9% increase 6.5% OF REVENUES GRIFOLS’ ALLOCATIONS TO R+D+i INCREASED BY 12.9% TO EUR 329 MILLION, WHICH EQUAL TO 6.5% OF REVENUES Angeles and and • Barcelona: Bioscience and Diagnostic ark: Switzerland • Dündingen: Diagnostic U.S. • Emeryville, Los San Diego: Bioscience Diagnostic • Research Triangle P Bioscience •Denver: Hospital Spain • Bilbao and Zaragoza: Bioscience and Diagnostic 1,029 people dedicated to R+D+i +100 external researchers complement Grifols’ R+D+i efforts RESEARCH CENTERS HUMAN RESOURCES TOTAL INVESTMENT IN R+D+i

90 2019 CONSOLIDATED DIRECTORS' REPORT | 5 INNOVATION | ALLOCATION OF R+D+I RESOURCES GRIFOLS

GRIFOLS' INNOVATION ECOSYSTEM GENERATES OPPORTUNITIES AND COLLABORATIONS

GRIFOLS' INNOVATION ECOSYSTEM GENERATES OPPORTUNITIES THAT PROMOTE THE ONGOING EXPLORATION OF AREAS OF MEDICINE, COMPLEMENTARY TREATMENTS FOR SPECIFIC DISEASES AND PROMOTE RESEARCH TO TREAT MORE COMMON DISEASES

Collaborations

Collaboration type	Company and objective
Strategic alliance for product development	ETHICON **Development of plasma-based biological sealant to control bleeding during surgery**
License agreement	RIGEL PHARMACEUTICALS **Provide an alternative treatment for adult patients with immune thrombocytopenic purpura (ITP) who haven't responded to previous treatments**
In-house research	IN-HOUSE R+D **New 20% subcutaneous immunoglobulin to treat patients with primary immunodeficiencies**
Participation in research companies	GIGAGEN **Research on the world's first polyclonal recombinant immunoglobulin to treat communicable diseases**
Collaborations with outstanding research centers	EUROPEAN FOUNDATION FOR THE STUDY OF CHRONIC LIVER FAILURE (EF-CLIF) **Promote research and raise awareness of chronic liver diseases**

91 2019 CONSOLIDATED DIRECTORS’ REPORT   I   5 INNOVATION I   ALLOCATION OF R+D+i RESOURCES T AN OPEN INNOVATION ECOSYSTEM THAT PROMOTES KNOWLEDGE AND TALENT BEYOND THE LIMITS OF THE COMPANY INTERNAL REACH Academic collaborations A INVESTEES AlbaJuna Therapeutics – Spain: Development of a new treatment strategy based on antibodies with a high potential to neutralize HIV and viral reservoirs at the cellular level Alkahest – United States: Research on the benefits of plasma proteins to treat age-related cognitive impairment Araclon – Spain: Specialized in diagnostic tests and the development and research of new treatments for Alzheimer’s GigaGen – United States: Research and development of new recombinant immunoglobulins using immune-system cells from donors VCN Biosciences – Spain: Research and development of oncolytic viruses to treat solid tumors GRIFOLS’ INNOVATION ECOSYSTEM

92 2019 CONSOLIDATED DIRECTORS' REPORT | 5 INNOVATION | ETHICS, SCIENCE AND INNOVATION GRIFOLS

ETHICS, SCIENCE AND INNOVATION

GRIFOLS' COMMITMENT TO CLINICAL TRIALS

GRIFOLS GUARANTEES THE PROTECTION OF THE RIGHTS, SECURITY AND WELL-BEING OF THOSE WHO PARTICIPATE IN ITS TRIALS

Grifols is firmly committed to the safety of patients who participate in the clinical trials that it oversees and sponsors. All clinical research led by Grifols or on its behalf adheres to the standards established by the International Conference on Harmonisation Good Clinical Practice (ICH GCP); the protection of human beings under the Helsinki Declaration (1964); and applicable local laws and regulations. The company does everything within its means to protect the rights, safety and well-being of participants in its clinical trials. For Grifols, these principles are most important and should prevail over corporate, scientific or social interests.

All clinical trials follow a detailed protocol to guarantee the safety of participants and the integrity of the collected data. Before the start of any clinical trial, Grifols sends the protocol to regulatory authorities and external ethics committees made up of healthcare professionals and specialists from other sectors to ensure it respects the dignity, rights, safety and well-being of trial participants. Clinical trials do not launch until a favorable decision has been handed down. Once approved, they strictly adhere to the guidelines established by the Ethics Committee, the institution, ICH GCP and applicable regulatory requirements, including approval by the corresponding health authorities.

Each participant must submit a written informed consent form that is personally signed and dated. The Principal Investigator (or assigned healthcare professional) provides appropriate information, resolves any doubts and gives potential clinical-trial subjects sufficient time to make an informed decision on their participation. The participation agreement is strictly voluntary and subjects can freely withdraw their consent at any time during the clinical trial.

In order to assure quality control, Grifols ensures that its standard operating procedures in the conduct of clinical trials and collection comply with protocols, ICH GCP and applicaple regulatory requirements. Moreover, an additional procedure allows clinical personnel to detect and document any potential fraud or misconduct during clinical trials.

Grifols has several measures to promote the transparency of its clinical trial data, which always maintains the anonymity of its subjects. More information on the protocol, status of clinical trials and related results are published on publicly accessible registries such as www.clinicaltrials.gov. Moreover, the results of clinical trials carried out within the framework of the European Medicines Agency (EMA) are published on the EudraCT website.

Grifols discloses the results of many of its clinical trials in international conferences and scientific journals.

For more information visit: ClinicalTrials.gov EudraCT

93 2019 CONSOLIDATED DIRECTORS’ REPORT   I   5 INNOVATION I   ETHICS, SCIENCE AND INNOVATION w COMMITTED TO RESPONSIBLE TESTING IN TREATMENTS THE DEVELOPMENT OF NEW For decades, the use of animals in biomedical research has led to significant medical advances for both human and animal health as a means to test the effectiveness and safety of medications. Grifols is committed to the responsible use of laboratory animals in cases in which animal testing is indispensable to develop new life-saving therapies. conducted. In the United States, facilities are certified by the Association for Assessment and Accreditation of Laboratory Animal Care (AAALAC) or an equivalent organization and possess the highest accreditation possible for laboratories that perform animal testing. In Europe, all laboratories comply with the Directive EU 2010/63 on the protection of animals used for scientific purposes and undergo inspections by the relevant authorities in each country. Grifols scientists work closely with regulatory agencies and the Institutional Animal Care and Use Committee (IACUC) to guarantee the safe and human treatment of research animals regardless of whether its studies are carried out in university settings or in contracted external laboratories. The company also adheres to the “Alternatives and the 3Rs” protocol as guidelines in the treatment of animal testing: Replace the use of animals whenever possible or avoid their use altogether; Reduce the number of animals used to a minimum; and Refine the way research is carried out to ensure animals suffer as little as possible. All of the Grifols’ facilities are approved by the pertinent authorities in regions where research is

94 2019 CONSOLIDATED DIRECTORS' REPORT I 5 INNOVATION I MAIN RESEARCH PROJECTS GRIFOLS

MAIN RESEARCH PROJECTS

THE AMBAR PROJECT

AMBAR FINDINGS DEMONSTRATE EFFICACY TO STABILIZE ALZHEIMER'S IN TREATED PATIENTS

alzheimer management by albumin replacement ambar

AMBAR is an international and multicenter clinical trial designed by Grifols in collaboration with Fundació ACE in Barcelona (Spain) and the Alzheimer's Disease Research Center in Pittsburgh (U.S.). Following a successful pilot study and completion of phases I and II, phase IIb/III aimed to evaluate the efficacy and safety of plasma exchange to stabilize the disease progression of Alzheimer's (AD).

The clinical trial lasted for 14 months and was split into two phases: an initial phase common to all patients, followed by a second phase in which different volumes and concentrations of albumin were administered to different groups. In some cases, the albumin was alternated with intravenous immunoglobulin to correct a possible endogenous immunoglobulin decrease. The plasma exchange in the placebo-controlled group was simulated in both phases.

Data analysis was performed on the total study population compared to the placebo group and included the following study arms: a) comparison of each of the three treatment groups. All three groups received plasma exchange with different doses of albumin and immunoglobulin; b) an arm that included all patients treated with plasma exchange; and c) an arm that included all patients treated with plasma exchange analyzed by disease severity: mild AD and moderate AD.

Throughout 2019, Grifols presented the findings of its AMBAR clinical trial at several international congresses. All results point to the positive effects of the treatment to slow down the progression of the disease in patients in the mild to moderate stages. Grifols concluded its AMBAR clinical trial after unveiling the latest findings at the 2019 Clinical Trials on Alzheimer's Disease Congress (CTAD), held in December 2019 in San Diego (U.S.). The company plans on launching an AMBAR II study.

The result of 15 years of rigorous scientific research, these promising findings reinforce Grifols' research on plasma protein replacement therapies.

OBJECTIVES AND METHODS

Primary objective

To evaluate the efficacy of the treatment by measuring variations in:

- Patients' cognitive function
- The ability to carry out daily activities

Evaluation method

- Psychometric scales
- Neuroimaging
- Neuropsychological Test
- Mini-Mental State Examination (MMSE)

95 2019 CONSOLIDATED DIRECTORS' REPORT I 5 INNOVATION I MAIN RESEARCH PROJECTS GRIFOLS

CONGRESSES AND FINDINGS PRESENTED

11TH CLINICAL TRIALS ON ALZHEIMER'S DISEASE (CTAD) CONGRESS

Barcelona (Spain)
December 2018

Primary efficacy endpoints – the ADAS – Cog1 and ADCS-ADL2 scales

14TH INTERNATIONAL CONFERENCE ON ALZHEIMER'S AND PARKINSON'S DISEASES

Lisbon (Portugal)
March 2019

Secondary endpoints such as memory, language and processing speed

ALZHEIMER'S ASSOCIATION INTERNATIONAL CONFERENCE (AAIC) 2019

Los Angeles (U.S.)
July 2019

Other relevant secondary endpoints to evaluate functional and cognitive capacity (CDR-Sb and ADCS-CGIC),

12TH CLINICAL TRIALS ON ALZHEIMER'S DISEASE (CTAD) CONGRESS 2019

San Diego (U.S.)
December 2019

Neuroimaging and biomarkers

PRIMARY ENDPOINTS

Evaluate treatment efficacy with different scales measuring changes in cognitive function and the ability to carry out daily activities

61%

REDUCTION IN DISEASE PROGRESSION IN PATIENTS WITH MODERATE ALZHEIMER'S.

Measured by ADS-Cog + ADS-ADL scales

SECONDARY ENDPOINTS

Neuropsychological Test

71%

REDUCTION IN CLINICAL DECLINE WITH RESPECT TO PLACEBO IN ALL TREATED PATIENTS

Measured by CDR-Sb scale

POSITIVE IMPACT in **memory and quality of life in patients** with **moderate** Alzheimer's

POSITIVE IMPACT in language **and processing speed in patients** with **mild** Alzheimer's

(Measured by RAVLT, SDMT, PVF, QoL-AD scales)

Neuroimaging and biomarkers

PATIENTS TREATED WITH BOTH ALBUMIN AND IMMUNOGLOBULIN (IG) had less **REDUCTION OF BRAIN GLUCOSE METABOLISM, SUGGESTING LESS PROGRESSION IN NEURONAL DAMAGE**

(Measured by FDG-PET technique)

LEVELS OF ABETA 42 AND P-TAU PROTEINS REMAINED STABLE in cerebrospinal fluid in all treated patients

96 2019 CONSOLIDATED DIRECTORS’ REPORT   I   5 INNOVATION I   MAIN RESEARCH PROJECTS RESEARCH DESIGN PLASMA EXCHANGE WITH ALBUMIN AS A TREATMENT WHOLE BLOOD Patients participating in the AMBAR clinical trial were treated with regular plasma exchanges: a safe, well-known therapy based on the plasmapheresis technique. Plasma exchanges entail extracting blood from the patient and separating its cellular components, including plasma. The plasma is replaced with albumin (in most cases), added to the remaining blood cells and injected back into the patient. PLASMA The therapy, which doesn’t require anesthesia, is usually administered in hospitals or outpatient centers and used to treat a range of blood, neurological and autoimmune diseases. RED CELLS PLATELETS LEUKOCYTES CELLS Plasmapheresis Assessment of plasma exchange with different volumes and concentrations of albumin ASSESSMENT Patients randomized in three treatment groups and one control group DISTRIBUTION 496 PATIENTS 55-85 years old, with mild-to-moderate Alzheimer’s 19 in Spain, 22 in the U.S. 41 HOSPITALS International, multicenter and double-blind INTERNATIONAL AMBAR PROJECT

97 2019 CONSOLIDATED DIRECTORS’ REPORT   I   5 INNOVATION I   MAIN RESEARCH PROJECTS 15 YEARS OF ALZHEIMER’S RESEARCH 2004 2012 2015 03/2018 10/2018 2019 Grifols starts its first lines of research in Alzheimer’s in collaboration with Fundació ACE in Barcelona (Spain) and the University of Pittsburgh’s Alzheimer’s Disease Research Center (U.S.) AMBAR clinical trial commences based on the combination of plasma exchange with albumin and IVIG as a possible treatment for Alzheimer’s disease. The intermediate results demonstrate the tolerability and safety of the treatment, establishing the requisite conditions for the trial to continue. The experimental phase of AMBAR concludes. AMBAR phase IIb/III results demonstrate a significant stabilization in disease progression in patients with moderate AD. Ongoing analysis of AMBAR variables and conclusion of the clinical trial. New finding confirms its efficacy to treat patients with mild and moderate AD. Grifols announces the launch of AMBAR II. SINCE 2004 GRIFOLS’ SCIENTIFIC RESEARCH HAS BEEN FOCUSED ON FINDING A TREATMENT TO DELAY THE PROGRESSION OF ALZHEIMER’S, THAT AFFECTS MORE THAN 35 MILLION PEOPLE THROUGHOUT THE WORLD AND COULD REACH 82 MILLION IN 2030

98 2019 CONSOLIDATED DIRECTORS’ REPORT   I   5 INNOVATION I   R+D+i BY DIVISIONS R+D+i BY DIVISIONS Grifols’ leadership in the plasma-proteins sector is based on new therapeutic indications for plasma-derived products, the discovery of new proteins and continuous manufacturing innovations that enhance the efficiency and safety of Grifols products. Research Pipeline Protein Brief project description Albumin • Development of new formulations in pre-clinical phase • Albumin for Alzheimer’s (AMBAR study) • Albumin for liver cirrhosis (PRECIOSA). New indication in clinical trial phase • Albumin for liver insufficiency (APACHE study). New indication in clinical trial phase. Immunoglobulin • New manufacturing process of Gamunex® in pre-clinical phase • Development of immunoglobulins with specific anti-infectious properties for new antigens, in pre-clinical phase • Immunoglobulins to treat myasthenia gravis (MG). Indication in clinical trial phase • New administration format of immunoglobulin in flexible packaging • Development of immune globulins intra muscular (IGIM) at increased concentrations for rabies and tetanus, hepatitis B and diphtheria Alpha-1 • Development of sub-cutaneous alpha-1 in pre-clinical phase • New vials format of liquid formulation of alpha-1 (Prolastin®-C Liquid) • Alpha-1 in patients with pulmonary emphysema caused by AATD. New indication in clinical trial phase Clotting factors • Factor VIII as an induction therapy for immunitolerance induction (ITI). New indication in clinical trial phase • Development of lower-volume distribution plasma Factor VIII PPF (Plasma Protein Fraction) • PPF offered in new flexible packaging Fibrinogen • Fibrin sealant for pediatric use in clinical trial phase • Development of intravenous fibrinogen in clinical trial phase BIOSCIENCE DIVISION

99 2019 CONSOLIDATED DIRECTORS' REPORT I 5 INNOVATION I R+D+I BY DIVISIONS GRIFOLS

MAIN MILESTONES AND BREAKTHROUGHS IN 2019

- Completion of the clinical research phase of 20% subcutaneous immunoglobulin to treat patients with primary immunodeficiencies in Europe to obtain EMA authorization.
- Development of Gamunex® as maintenance therapy for myasthenia gravis (MG). The company submitted EMA marketing authorization in 2019.
- Development of the phase III PRECIOSA trial on the potential benefits of albumin to treat liver cirrhosis and phase III APACHE trial to treat acute chronic liver failure (ACLF) with albumin.
- New Albumin format in flexible packaging for different concentrations. Registration of 25% albumin obtained in May 2019.
- FDA submission of Gamunex® New process as an Investigational New Drug (IND).
- Patients admitted in clinical trials to evaluate the efficacy and safety of Grifols' fibrin sealant to promote hemostasis during liver surgery and soft-tissue surgery.
- Launch of research phase on intravenous fibrinogen for pediatric use.
- Establishment of Plasma Protein Replacement Therapies group for the research and development of projects related to plasma-protein replacement applied to different pathologies and modalities, including low-volume plasma exchange.
- Approvals and launch of new formulations and indications that expands Grifols' product portfolio and adapt to the needs of patients and healthcare professionals:

– **FDA approval and U.S. market launch of 20% subcutaneous immunoglobulin (Xembify®)** to treat primary immunodeficiencies.

– **FDA approval of a new laparoscopic device and applicator tip for Grifols' fibrin sealant (Vistaseal™)** and market launch in the U.S.

– **FDA approval of a new high-concentration anti-rabies immunoglobulin (HyperRAB® 900IU)** to treat patients exposed to the rabies virus.

– **EMA approval for new indications of the Flebogamma® DIF immunoglobulin**, including chronic inflammatory demyelinating polyneuropathy (CIDP) and multifocal motor neuropathy (MMN).

The following table summarizes the Bioscience Division's R+D projects over the last three years based on their phase of development

Number of R+D projects according to their development phase

	2019	2018	2017
Discovery	15	12	14
Pre-clinical	19	12	12
Clinical	21	28	26
Post-marketing studies	10	9	10
Other projects	19	16	18
Total Bioscience R+D projects	**84**	**77**	**80**


Immune Globulin
Subcutaneous,
Human - klhw, 20%
Xembify
Solution for
Subcutaneous Administration
Rx only
GRIFOLS

100 2019 CONSOLIDATED DIRECTORS’ REPORT   I   5 INNOVATION I   R+D+i BY DIVISIONS Grifols strives to deliver diagnostic solutions that enhance the safety of blood and plasma donations in alignment with its corporate mission and the World Health Organization’s integrated strategy. The Diagnostic Division’s R+D+i initiatives focus on developing comprehensive solutions that add value and increase safety throughout the value chain, from donations to transfusion. The development of new systems and technologies, including new reagents and analyzers, are the main focus of their efforts. Pipeline of Research Projects Line of action Brief project description Projection of Diagnostic solutions using NAT (Nucleic Acid Test) technology • Multi-target (multiplexed) diagnostic tests that allow various virus/pathogens to be tested in a single sample • New reagents for emerging pathogens • Pathogen detection through new-generation sequencing Serology Improve blood-antibody detection thresholds in terms of both sensitivity and specificity to speed up obtention of results Expansion of recombinant proteins Work with new and diverse proteins to preserve safety in the transfusion chain In the field of specialty diagnostics – one of the areas with the highest potential for growth – Grifols produces genomic and proteomic tests for in-vitro diagnostics, prognosis assessment, response prediction and biologic drug monitoring. It also develops molecular diagnostic tests and prognosis in oncology, autoimmunity, cardiovascular medicine and the central nervous system. For further information, visit: https://www.who.int/es/news-room/fact-sheets/ detail/blood-safety-and-availability MAIN MILESTONES AND BREAKTHROUGHS IN 2019 • FDA approval of the blood test to detect the babesiosis parasite, one of the infectious diseases most frequently transmitted via blood transfusions in the U.S. The ongoing development of new trials highlights Grifols’ commitment to safety of the blood supply. • Clinical trials on the Procleix® Ultrio Elite line continue in China. • Grifols continues to innovate in the area of immunohematology, one of the division’s core diagnostic lines. Noteworthy is the in-house development of a new CD38 recombinant protein that facilitates the identification of suitable blood donors for myeloma and lymphoma patients undergoing monoclonal anti-body immunotherapy (Daratumumab), one of the newest therapies on the market. • Launch of new card reader (DG® Reader Net) that mitigates risks of errors in laboratories that use the reader as an auxiliary system and in those whose work volume doesn’t allow for automated transfusion techniques. • In-house development of innovative solutions such as the AlphaKitTM (blood test) and AlphaIDTM (bucal swab) to improve the diagnosis rate of alpha-1 antitrypsin deficiency DIAGNOSTIC DIVISION

101 2019 CONSOLIDATED DIRECTORS' REPORT | 5 INNOVATION | R+D+I BY DIVISIONS GRIFOLS

HOSPITAL DIVISION

The Hospital Division's research and development efforts focus on expanding the range of hospital logistics systems and compounding processes for hospital pharmacies, as well as providing hospitals with intravenous solutions.

At present, 10% of hospital prescriptions require IV compounding, a process that entails preparing a unique intravenous therapy by modifying the medication's formulation. Most personalized compounds are prepared manually, a costly process that requires specific cleanroom facilities, equipment and maintenance in a sterile environment. A higher degree of automation in these processes enhances patient safety and reduces hospital costs.

MAIN MILESTONES AND BREAKTHROUGHS IN 2019

- In the Pharmatech line, the bidirectional integration of PharmacyKeeper, a verification intravenous workflow management system, with the healthcare information system Epic® stands out. The interoperability between the workflow management platform and Epic's health information system increases patient safety and optimizes hospital-pharmacy systems. As an example, this exchange of information facilitates the process of preparing patient-specific doses and batch orders following safe procedures. For its part, PharmacyKeeper's automatic data exchange functionality enables more accurate financial and inventory management in Epic®.
- Launch of new PharmacyKeeper software, which improves workflows and safety in all areas, including a better overview of critical pharmacy operations and the capacity to serialize medication batches and identify alternatives by patient and batch. The new software also expands the bidirectional integration with Epic® by admitting rare or unique medications and personalized individual doses.
- Launch of KIRO Fill®, a next-generation system for automated compounding of sterile preparations that offers greater flexibility in the syringe filling of non-hazardous IV medications. The solution is designed to boost patient safety, optimize operational efficiency and facilitate regulatory compliance.


KIRO FILL®
High efficiency fully automated compounding system for non-hazardous drugs.
GRIFOLS
KIRO

102 2019 CONSOLIDATED DIRECTORS’ REPORT   I   5 INNOVATION I   DIGITAL INNOVATION DIGITAL INNOVATION Digital innovation is not a new concept for Grifols, serving as a strategic axis that enables the company to excel in a new organizational ecosystem and capitalize on growth opportunities. The Digital Committee leads the company’s digital transformation by exploring, evaluating and implementing digital tools that add value to the business model. Therefore, it defines priorities and objectives, prioritizes digital initiatives and fosters a digital culture based on cross-disciplinary collaboration and shared experiences. The Digitalization groups or Digital that analyze and Committee includes different Transformation Teams (DTTs) recommend digital proposals or initiatives that have the greatest potential for transformation in each of the areas. In 2019, Grifols analyzed more than 60 digital-innovation projects and initiatives. Among other benefits, the projects launched will interconnect devices and bolster analyses of available data as a means to identify industrial efficiencies and quality improvements. It will also promote the most appropriate treatments for patients by obtaining analytical models of clinical data, as well as internally or externally collected information. During the year, Grifols reinforced its external collaborations in order to improve and build upon its in-house efforts. R+D+i Focus on New Value Sources QUALITY Focus on Safety CORPORATE Focus on Process Optimization and Employee Experience INDUSTRIAL Focus on Supply Chain Optimization and Operations Excellence COMMERCIAL Focus on Customer Centricity and Value Expansion PLASMA Focus on Donor Experience and Efficiencies DIGITAL COMMITTEE

103 2019 CONSOLIDATED DIRECTORS' REPORT | 5 INNOVATION | SUPPORTING GLOBAL RESEARCH GRIFOLS

SUPPORTING GLOBAL RESEARCH

GRIFOLS SCIENTIFIC AWARDS

The Grifols Scientific Awards highlights the company's longstanding commitment to the global research community. These recognitions promote and distinguish research in areas related to Grifols' core business.

Grifols Scientific Awards

Award	Objectives	Funding
Martin Villar Haemostasis Awards	Awards for young investigators whose clinical or basic research focuses on hemostasis, hemophilia and von Willebrand disease	Two separate EUR 50,000 awards to finance up to 12 months of research. One is for clinical projects and the other is for basic research
SPIN, Scientific Progress Immunoglobulins In Neurology Award	Awarded to research projects that develop new immunoglobin applications for neurological conditions	EUR 50,000 awards for the proposal that best reflects the program's objectives, as assessed by an independent review committee. Funding is intended to support a 12-month project
ALTA, Alpha-1 Antitrypsin Laurell's Training Award	Identify and support innovative clinical and basic research focused on expanding knowledge about the biological functions of alpha-1 antitrypsin	Two EUR 50,000 each scholarships. Funding is intended to support a 12-month project
Albus, Albumin Awards Program	Recognize research that broadens knowledge of the therapeutic applications of albumin	Two annual EUR 50,000 each awards. Funding is intended to support a 12-month project
GATRA*, Grifols AntiThrombin Research Awards	Identify and support research projects on new and existing uses of antithrombin	Two annual EUR 50,000 each awards. Funding is intended to support a 12-month project
GHAGA. Grifols Hemophilia Awareness Global Awards	Encourage healthcare professionals, treatment centers and hemophilia associations to contributing centers and hemophilia associations that contribute to enhance the care and quality of life of hemophilia patients	Four EUR 50,000 each awards

For more information on award criteria, candidates, application process and past winners, visit http://www.grifolsscientificawards.com

104 2019 CONSOLIDATED DIRECTORS' REPORT | 5 INNOVATION | SUPPORTING GLOBAL RESEARCH GRIFOLS

SPONSORING RESEARCH INITIATIVES: THE ISR PROGRAM

Grifols' Investor-Sponsored Research Program (ISR) supports and promotes pre-clinical and clinical research that broadens the body of scientific knowledge on plasma proteins. The sponsorship of these research programs is coordinated by the Grifols Scientific & Medical Affairs area, which grants funding based on an established operating procedure. The proposals with the greatest likelihood of receiving Grifols' sponsorship are evaluated by a cross-functional committee comprised of members from clinical and pre-clinical research, the Bioscience Division (is it necessary to say marketing?), and Medical Affairs. These areas include the core competencies relating to basic and pre-clinical research.

The final decisions for project funding are primarily based on the scores obtained across five core areas: 1) strategic alignment with corporate objectives; 2) scientific merit; 3) research design; 4) budget requested; and 5) the researcher's experience.

Over the last five years, Grifols has allocated more than USD 10 million to sponsoring basic research projects that allow for additional financing from public-sector funds.

GRIFOLS CHAIR OF RESEARCH IN CIRRHOSIS

In 2015, Grifols established The Grifols Chair for the Study of Cirrhosis, a private chair with a global reach aimed at generating research and education on liver diseases. The Grifols Chair and the European Consortium for the Study of Chronic Liver Failure are led and coordinated by Prof. Vicente Arroyo through the European Foundation for the Study of Chronic Liver Failure (EF-CLIF). Grifols has a representative on the Executive Board of the EF-CLIF.

Over the last five years, the company has allocated nearly EUR 12 million to promote research projects aimed at raising awareness of liver diseases and the use of plasma proteins as a treatment, within the framework of the Grifols Chair. Between 2014 and 2019, Grifols contributed to funding a range of research projects, including INFECIR 2, which tests the effects of albumin in patients with advanced cirrhosis, and PREDICT, which includes 1,200 patients hospitalized with acute decompensation of liver cirrhosis.

105 2019 CONSOLIDATED DIRECTORS' REPORT | 5 INNOVATION | SUPPORTING GLOBAL RESEARCH GRIFOLS

RESEARCH PUBLICATIONS

The company also promotes the generation of knowledge internally. The work of Grifols' scientists and researchers have featured prominently in a number of publications, including:

Research publications

	Product	Title	Author(s)	Publication
Neurology/Immunology	immunoglobulins	A phase 3 multicenter, prospective, open-label efficacy and safety study of Immune Globulin (Human) 10% Caprylate/Chromatography Purified (IVIG-C) in patients with myasthenia gravis exacerbations	Guntis Karelis, Rodica Balasa, Jan L. De Bleecker, Tima Stuchevskaya, Andres Villa, Philip Van Damme, Emmeline Lagrange, Jeannine M Heckmann, Michael Nicolle, Crisandra Vilciu, Vera Bril, Elsa Mondou, Rhonda Griffin, Junliang Chen, Waleska Henriquez, Bea	Eur Neurol 2019;81:223–230
	immunoglobulins	Immune Globulin Subcutaneous, Human – klhw 20% for Primary Humoral Immunodeficiency: an Open-label, Phase 3 Study	John W. Sleasman, William R. Lumry, Iftikhar Hussain, H. James Wedner, James B. Harris, Kecia L. Courtney, Elsa Mondou, Jiang Lin, Mark R. Stein	Immunotherapy. 2019 Nov;11(16):1371-1386. doi: 10.2217/imt-2019-0159. Epub 2019 Oct 17.
	immunoglobulins	Immunoglobulin G from single plasma donor in immune globulin intravenous causes false positive pyrogen test	Zervos C, Zimmerman TP, Willis T, Flexman G, Srivastava J, Silverstein R, Williams M, Vandeberg P, Culp JL, Burns D, Barham V, Durham A, Malinzak DA	Biologicals 59 (2019) 12–19
	immunoglobulins	Myasthenia gravis: historical achievements and the "golden age" of clinical trials	Tam Nguyen-Cao, PhD, Deborah Gelinas, MD, Rhonda Griffin, Elsa Mondou, MD	J Neurol Sci. 2019. https://doi.org/10.1016/j.jns.2019.116428.
Neumology	Alpa-1 antitrypsin	Comparison of the Liquid and Lyophilized Formulations of Prolastin®-C for Alpha1-Antitrypsin Deficiency: Biochemical Characteristics and Pharmacokinetics, Safety, and Neoantigenicity in Rabbits	Vikram Arora, Maria Cruz, John Lang, Anthony M. Klos, W. Keither Merritt, Jeffrey Price, George Taylor, Pete Vandeberg, Kevin Wee, Todd Willis	Biologicals 2019 62: 77-84
	Thrombin	A Prospective, Randomized, Phase II, non-Inferiority Study to Evaluate the Safety and Efficacy of Topical Thrombin (Human) Grifols as an Adjunct to Hemostasis during Vascular, Hepatic, Soft Tissue, and Spinal Open Surgeries	Minkowitz H, Navarro-Puerto J, Lakshman s, Singla S, Cousar c, Kim R, Villavicencio A, Kirskey, Anderson CD, Labow D, Fishbein T, Sheiner P, Lockstadt H, Courtney K, Cheng J, Barrera G, Henriquez WT, Ayguasanosa J	J Am Coll Surg. 2019;229(5):497–507.e1. doi:10.1016/j.jamcollsurg.2019.07.008
	Albumin	Effects of Albumin Treatment on Systemic and Portal Hemodynamics and Systemic Inflammation in Patients With Decompensated Cirrhosis	Fernández J, Clària J, Amorós A, Aguilar F, Castro M, Casulleras M, Acevedo J, Duran-Güell M, Nuñez L, Costa M, Torres M, Horrillo R, Ruiz-del-Árbol L, Villanueva C, Prado V, Arteaga M, Trebicka J, Angeli P, Merli M, Alessandria C, Aagaard NK, Soriano G, Durand F, Gerbes A, Gustot T, Welzel TM, Salerno F, Bañares R, Vargas V, Albillos A, Silva A, Morales-Ruiz M, García-Pagan JC, Pavesi M, Jalan R, Bernardi M, Moreau R, Páez A, Arroyo V	Gastroenterology. 2019;157(1):149–162. doi:10.1053/j.gastro.2019.03.021
	Fibrin Sealant Grifols	A prospective, single-blind, randomized, phase III study to evaluate the safety and efficacy of Fibrin Sealant Grifols as an adjunct to hemostasis compared to manual compression in vascular surgery	Nenezić D, Ayguasanosa J, Menyhei G, Holjencsik T, Vo D, Mátyás L, Muluk S, Courtney K, Ibáñez J, Chen J, and the Investigators of the Fibrin Sealant Grifols Study Group	J Vasc Surg. 2019;70(5):1642–1651. doi:10.1016/j.jvs.2018.12.051
	Niuliva	Efficacy and Safety of Niuliva for the prevention of Hepatitis B virus recurrence in newly orthotopic liver transplant recipients	De Simone P, Salizzoni M, Cillo U, Di Benedetto F, Barceló M, Woodward M, Paez A	Future Virol. 2019;14(2): 85–94. doi.org/10.2217/fvl-2018-0139
	Albutein	Plasma exchange for Alzheimer's disease Management by Albumin Replacement (AMBAR) trial: Study design and progress	Boada M, López O, Núñez L, Szczepiorkowski ZM, Torres M, Grifols C, Páez A	Alzheimers Dement (N Y). 2019;5:61–69. Published 2019 Feb 26. doi:10.1016/j.trci.2019.01.001

106 2019 CONSOLIDATED DIRECTORS’ REPORT   I   5 INNOVATION I   PATENTS AND TRADEMARKS PATENTS AND TRADEMARKS GRIFOLS PROTECTS THE INTELLECTUAL PROPERTY OF ITS MAIN PRODUCTS THROUGH PATENT OWNERSHIP, CO-OWNERSHIP AND LICENSING. A GLOBAL TEAM OF PERSONNEL BASED IN SPAIN, IRELAND AND NORTH AMERICA MANAGES PATENT APPROVALS AND TRADEMARKS, OVERSEES THEIR IMPLEMENTATION AND MONITORS ANY POSSIBLE VIOLATIONS 257 patents 1,735 patents 1,187 patents 174 trademarks 1,053 trademarks 2,154 trademarks 3,179 Total number of patents 631 Patents applications 1,210 Patents that will expire over the next 10 years PATENTS AND PATENT APPLICATIONS EUROPE REST OF THE WORLD NORTH AMERICA

107 2019 CONSOLIDATED DIRECTORS' REPORT | 5 INNOVATION | MORE THAN 100 YEARS OF CREATIVITY AND BUSINESS INNOVATION GRIFOLS

MORE THAN 100 YEARS OF CREATIVITY AND BUSINESS INNOVATION

The creativity to think of new ideas and the resulting innovation is part of the Grifols DNA. Applying its ingenuity for the betterment of society has been characteristic of the company since the beginning.

In 1936, Dr. Grifols i Roig produced an artificial vaccine from the Vi antigen in collaboration with the General Society of Pharmacy, which represented a bold step forward in the fight against typhoid. Shortly thereafter, against the backdrop of post-war Spain, he registered the first penicillin-based preparation in Spain.

In 1948, Dr. Víctor Grifols i Lucas spearheaded a medical breakthrough that amplified the power of penicillin by 50-60% by combining it with sulfonamides, leading to the creation of a new pharmaceutical specialty called Pentalcilin.

In the early 1950s, Dr. Josep Antoni Grifols i Lucas perfected and systematized the plasmapheresis technique, a revolutionary breakthrough for Grifols that paved the way for an entire plasma-derived medicine industry.

In 1989, Víctor Grífols i Lucas led the development of a path-breaking procedure that enhanced the safety of plasma-derived medicines by making it easier to fill bottles with a sterile product: the Grifols Filling System (GSF).

Showcased in its new museum in Barcelona, the company's history is one of an open-minded approach, a pioneering spirit of constant improvement that, more than a century later, continues to drive the company's long-term growth.




FLEBULA GRIFOLS

6 OUR PEOPLE A GREAT FAMILY WHOSE DAILY WORK AND COMMITMENT CONTRIBUTE TO THE COMPANY’S SUCCESS AND PROGRESS

WE BELIEVE IN EQUALITY BETWEEN WOMEN AND MEN AND THE PROTECTION OF LABOR RIGHTS. WE ALSO PROMOTE SAFE WORK ENVIRONMENTS WHERE WE OPERATE AND ACCOMPANY OUR PEOPLE WITH TRAINING PROGRAMS THAT CONTRIBUTE TO THEIR PERSONAL AND PROFESSIONAL GROWTH Talent pool 24,000 Equal opportunities 60% women Diversity +80 Nationalities Quality in employment 98% permanent contracts

110 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | PEOPLE MANAGEMENT GRIFOLS

PEOPLE MANAGEMENT

Grifols' workforce is the driving force behind its innovation and growth, as well as its most valuable asset as a family business. The company aspires to foster a work environment that ensures equal opportunities in all areas, particularly gender diversity and professional development to reinforce the talents of each and every Grifols employee.

POLICIES, GUIDELINES AND MANAGEMENT TOOLS

- Selection processes follow **Grifols Recruiting Policy** to ensure systematic hiring procedures that comply with current legal frameworks and support corporate values.
- Grifols makes no distinction between men and women in its hiring practices, compensation or benefits packages. In accordance with the **Grifols Equal Opportunities Philosophy**, salaries for new hires are the same regardless of gender.
- The **Grifols Performance System** (GPS) is used every year to evaluate employees' professional performance.
- **Grifols' Health and Safety Policy** sets out a rigorous system for occupational health, safety and risk-prevention in the workplace.

GRIFOLS' COMMITMENT TO ITS EMPLOYEES

- Serve as a **responsible and sustainable company** that contributes to generating economic, social and environmental value by fostering the engagement of its teams and a corporate culture built on solid values.
- Maintain an **open dialogue based on trust and respect** with employee representatives.
- **Guarantee equal** opportunities.
- **Encourage teamwork** to promote cross-functional knowledge flows that contribute to innovation.
- **Ensure the ongoing improvement of the health,** well-being and safety of all employees.
- **Foster the acquisition of new knowledge and continuous training** adapted to the needs of each employee, combining specialized and comprehensive skills.
- **Offer a professional development model** based on systematic processes for assessing attitudes, performance and behavior to identify employees' strengths and areas for growth.
- **Offer competitive compensation packages** and compensate employees who contribute to the company's continuous development and demonstrate significant individual and professional performance.

111 2019 CONSOLIDATED DIRECTORS' REPORT I 6 OUR PEOPLE I PEOPLE MANAGEMENT GRIFOLS

PEOPLE AS A PRIORITY

NEW AREA: HR PEOPLE EXPERIENCE HUB

Created in 2019 to reinforce team commitment and motivation and integrated in the HR department.

Its mission is to support the company's growth, financial success and long-term sustainability, intensifying and strengthening the value of people as the driving force for the present and future of Grifols.

Focus areas:

- Employee safety
- 360-degree well-being of employees
- Diversity and inclusion
- Work-life balance
- Corporate volunteering
- Social events that bolster ties among employees and/or with stakeholders

THE OPINIONS OF OUR TEAM: DRIVERS FOR IMPROVEMENT

In November 2017, the company launched the Grifols Values Survey, "Your Opinion Counts!" to better understand how employees experienced Grifols' values. The Survey was aimed at all Grifols' employees, except for Grifols Plasma Operations (GPO) employees. The participation rate was 50.6% and action plans were implemented both at the area and corporate levels based on its findings.

In October 2019, the Grifols 2019-2020 Employee Survey was announced as a follow-up to the 2017 survey. The Global Sales area participated in the pilot project, which reached 2,000 employees. The survey will be rolled out globally in 2020.

RECOGNITION PROGRAMS: ONE GRIFOLS AWARDS

In 2019, the company celebrated the first edition of the One Grifols Awards to recognize employees and teams that have contributed to boosting the company's growth and future success. Awards are given in four categories:

- **Enhancing existing business:** teamwork between business areas or functions to improve existing opportunities
- **Unlocking new opportunities:** new initiatives that have a strong entrepreneurial element
- **Optimizing processes:** solutions that optimize ways of working
- **We are Grifols Special Recognition:** reward employees or teams that have gone above and beyond to drive the company's values.

In 2019, the award distinguished various initiatives, including the team responsible for developing platforms to improve the early detection of alpha 1-antitrypsin (DAAT) deficit and the 40-plus volunteers who worked on the Ebola Project in Liberia, aimed at finding a potential vaccine against this disease.

112 2019 CONSOLIDATED DIRECTORS’ REPORT   I   6 OUR PEOPLE I   DEVELOPMENT OF THE TALENT POOL DEVELOPMENT TALENT POOL OF THE In 2019, Grifols’ workforce was made up of 24,003 employees, growing more than 13% over the previous year (21,230 employees in 2018). Notably, the number of women in the category of top management increased to 193 (+12.2%); senior management to 226 (+10.2%); and professional to 1,773 (+28.6%). 24,003 +13% The workforce also grew across all geographic areas where the company operates. There was significant growth in U.S. personnel, which increased 14% to 17,450 following the expansion in the number of U.S. plasma centers. In 2019, Grifols once again confirmed its commitment to job creation. 60% WOMEN 40% MEN 98% PERMANENT CONTRACTS 51% BETWEEN 30-50 YEARS OF AGE +80 NATIONALITIES 93% EMPLOYED FULL-TIME +15% Increase in women in the employee base 98% of women with permanent contracts 91% of women employed full-time 32% of the top management are women 193 41% of senior management are women 226 58% of professionals are women 1,773 WE CONTINUE TO WORK TO PROMOTE EQUALITY BETWEEN MEN AND WOMEN TOTAL STAFF

113 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | DIVERSITY AND INCLUSION AS DRIVERS OF INNOVATION GRIFOLS

DIVERSITY AND INCLUSION AS DRIVERS OF INNOVATION

Grifols views diversity as a key driver of innovation. A talent pool comprised of employees with different thought processes, backgrounds, cultures and beliefs is vital for developing innovative ideas.

Diversity has many facets – among them, race, ethnicity, gender, gender identity, age, religious affiliation and sexual orientation – but it also includes varying educational backgrounds, personality types, cultural references, experiences and physical abilities.

At Grifols, we understand that an inclusive culture allows people to express their differences, while feeling respected and valued. This leads to innovative and highly committed teams.

The Grifols North America Bioscience Commercial Women's Leadership Initiative (WLI) was created in the U.S. to enhance the professional trajectories of women in the organization. In 2019, this initiative welcomed 350 members and included development sessions titled "Unconscious Prejudices Related to Stereotypes", "Leadership Sessions in VUCA Environments", and "Personal Branding." For the first time, members of WLI attended the 2019 National Healthcare Business Women's Association Annual Conference, which was attended by more than 1,000 women in the medical sector, as members of the executive committee.


PERSONALITY
Social class
Age
Sex
Sexual orientation
Mental and psychological capacity
Nationality and ethnicity
Marital status
Geographic location
Income level
Personal habits
Recreational habits
Religion
Educational level
Work experience
Appearance
Parental status
Type of employment
Functional level
Sector / Work content
University / Educational center
Duration of employment / studies
Location of work / Studies
Research interests / Area of studies

INTERNAL DIMENSION

EXTERNAL DIMENSION

ORGANIZATIONAL DIMENSION

114 2019 CONSOLIDATED DIRECTORS’ REPORT   I   6 OUR PEOPLE I   DIVERSITY AND INCLUSION AS DRIVERS OF INNOVATION +80 Hispanic 22.2% AMERICA BIOSCIENCE COMMERCIAL WOMEN’S LEADERSHIP INITIATIVE” TO PROMOTE WOMEN’S PROFESSIONAL CAREERS IN Women Top management Board members PROFILES TO COMPLEMENT A VERY AGE-BALANCED STAFF Younger than 30 Between 30-50 years Over 50 years DIVERSITY AT A GLANCE IN 2019 RACIAL DIVERSITY IN THE U.S. DIVERSITY OF NATIONALITIES 2019 Caucasian 43.1% Afro-American 22.3% different nationalities comprised Grifols’ workforce Asian 5.7% Hawaiian / Other Pacific Islands 0.4% American Indian /Alaska 0.6% Two or more races 4.4% Unspecified 1.3% GENDER DIVERSITY 60% 32%31%CREATION OF “GRIFOLS NORTH who are women who are women GRIFOLS AGE DIVERSITY IN THE WORKFORCE 31%51%18%YOUNG TALENT AND EXPERIENCED

115 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | DIVERSITY AND INCLUSION AS DRIVERS OF INNOVATION GRIFOLS

EQUAL OPPORTUNITIES

Grifols makes no distinction between men and women in its hiring practices, compensation or benefits packages. In accordance with its philosophy of equality, salaries for new hires are the same regardless of gender.

The company has equal-opportunity guidelines in place as part of its commitment to the right of equality and non-discrimination in accordance with the March 22, 2007 Law of Equality. Currently, equality negotiating committees have been established in the group's companies and new equality plans are being discussed, which will include measures such as:

- Dissemination of the Equal Treatment and Opportunities Plan
- Incorporation of specific training actions regarding equality in the Grifols Training Plans
- Consolidation of the positive action stipulated in Articles 11 and 18 of the 17th General Agreement of the Chemical Industry regarding selection and hiring processes. This ensures that individuals with equal competencies, skills and suitability as other candidates, but who are of a less-represented sex in the corresponding professional areas and groups, are favored during the hiring process.
- Dissemination of awareness-raising actions for the prevention of gender-based and sexual harassment and implementation of a protocol of prevention.
- Flexibility and work-family balance measures
- Trainings to raise awareness and encourage the use of inclusive language

These actions are aligned with the basic principles established by the Grifols' Code of Conduct and Code of Ethics for senior management.

INTEGRATION OF NEW TEAMS

Grifols' growth is due in part to corporate acquisitions and operations that have allowed it to continue expanding and strengthening key areas of its business model. Corporate transactions such as Talecris (2011), acquisitions of the transfusion diagnosis divisions of Novartis (2014) and Hologic's share of NAT donor screening unit (2016), and the recent purchases of Haema (2018), Biotest (2018) and IBBI (2019) plasma centers reflect the group's solid experience. Effectively integrating teams and talent is key to ensure the success of these operations, since an estimated 70%-90% of corporate acquisitions fail as a result of human-resource issues and cultural differences.

At the early stages of acquisition operations, Grifols creates integration committees to prioritize the merging of teams and corporate cultures. They execute a unique internal communication strategy that –taking into account the needs of each organization– contributes before, during and after the transaction to mitigate uncertainties and consolidate the strengths of the combined team. To ensure success, leadership training and ongoing fluid, open and direct communication channels with staff recieves top priority.

* According to the Harvard Business Review.

116 2019 CONSOLIDATED DIRECTORS’ REPORT   I   6 OUR PEOPLE I   DIVERSITY AND INCLUSION AS DRIVERS OF INNOVATION w INTEGRATION OF PEOPLE WITH DISABILITIES w ANTI-DISCRIMINATION PRINCIPLES AND ACTIONS The company is committed to hiring individuals with disabilities and adopts alternative measures only in cases where it is not technically or organizationally possible, in accordance with the General Law on Persons with Disabilities, applicable to private-and public-sector firms in Spain. In 2019, 558 people with some type of disability formed part of the Grifols team. This represents an increase of 21%, up from 461 people in 2018. Grifols subscribes to the principles of the International Labor Organization (ILO), which are aimed at promoting social justice, human rights and the recognition of fundamental labor standards. As such, Grifols adheres to the principles of equal opportunity and non-discrimination in the recruitment and hiring of new employees. In 2019, Grifols’ AAPs resulted in 106 concrete action measures, an increase of 10.5% from 2018, when 96 measures were included. IN 2019, GRIFOLS CREATED A MULTIDISCIPLINARY TEAM TO IMPROVE THE SELECTION, INCORPORATION AND ACCOMPANYING OF EMPLOYEES WITH DISABILITIES The company’s efforts to maintain a discrimination-free workplace resulted in only 55 reports of discrimination in 2019 from a pool of 24,003 employees. In 2018, 33 incidents were reported from a pool of 21,230 employees, while 48 were reported from a pool of 18,297 in 2017. These claims were thoroughly reviewed and evaluated. Although none was deemed discriminatory in legal terms, further measures were taken to ensure a discrimination-free environment. In the U.S., it complies with regulations issued by the Office of Federal Contract Compliance Programs (OFCCP) of the U.S. Department of Labor. These require that employers such as Grifols take active measures to ensure equal employment opportunities and avoid discrimination based on race, sex and disability, among other characteristics. Affirmative action plans (AAPs), aimed at increasing the employment of women and persons belonging to minority groups protected by law, apply to all companies with more than 50 people. Grifols promotes universal access for individuals with disabilities. Its accessibility principles include the removal of architectural barriers and a pledge to offer equal opportunities to individuals with disabilities. The company’s new buildings and facilities comply with current legislation and necessary structural reforms are carried out when necessary. As part of this commitment, an interdisciplinary team was formed in December 2019 to improve the processes for recruitment, hiring and support for employees with disabilities, as well as their teams.

117 2019 CONSOLIDATED DIRECTORS’ REPORT   I   6 OUR PEOPLE I   TALENT MANAGEMENT TALENT MANAGEMENT w ATTRACTING, INCORPORATING AND RETAINING THE BEST TALENT ARE KEYS TO GRIFOLS’ SUCCESS Amid an increasingly competitive global labor marketplace, Grifols’ Employer Branding project has become one of the company’s top priorities. In 2019, this project – which is focused on attracting and retaining talent, improving the recognition of our brand, increasing commitment and differentiating ourselves from our competitors – identified two lines of action: 2. Launch of the internal communication campaign “What You Do Matters”, which included more than 60 employees from around the world who shared how their work helps address the company’s challenges. In 2020, the next step of the Employer Branding Project will be the launch of the external communication campaign to fortify Grifols’ ability to attract the best professionals who support its corporate values and objectives and can contribute to its future success and growth. 1. Defining our Employee Value Proposition (EVP): “Our people change lives and help shape the future of healthcare, while growing and developing in a leading-edge thinking global business.” Grifols seeks to express to both current and potential employees that passion, purpose, empowerment and teamwork are the keys to the company’s success.

118 2019 CONSOLIDATED DIRECTORS’ REPORT   I   6 OUR PEOPLE I   TALENT MANAGEMENT w TRAINING AS A KEY TO THE COMPANY’S SUSTAINABLE GROWTH Professional development is key to compete in fast-paced globalized markets, which is why Grifols places emphasis on continuously enhancing the capabilities of its talent pool. 1,993,380 total training hours 112 average hours of training per person In 2019, the company focused its efforts on developing leadership competencies, promoting Grifols’ corporate culture, and maintaining its high standards trademark of quality, safety and technical excellence. 63% WOMEN 37% MEN As a whole, Grifols’ workforce completed 1.99 million training hours* in 2019, reflecting more than 112 hours of training per employee. Women received 63% of the training hours provided and men received 37%. * Reported data related to 84.4% of employees. GEOGRAPHY SPAIN 234,106 U.S. hours 1,712,109 hours ROW 47,165 hours PROFESSIONAL DEVELOPMENT AT A GLANCE AT GRIFOLS

119 2019 CONSOLIDATED DIRECTORS’ REPORT   I   6 OUR PEOPLE I   TALENT MANAGEMENT BY PROFESSIONAL CATEGORY BREAKDOWN OF TRAINING HOURS BY CATEGORY IN 2019 +17,000 Top management +21,000 Senior management +40,000 Management +83,000 Senior professional +100,000 Professional +1,700,000 Administrative staff/ manufacturing operators Administrative staff/manufacturing operators, 87% Professional, 5% Senior Professional, 4% Management, 2% Senior management, 1% Top management, 1% TRAINING IN SAFETY, OCCUPATIONAL HEALTH AND THE ENVIRONMENT +134,000 hours in 2019 +34% vs 2018 GRIFOLS PROVIDES THE GREATEST NUMBER OF ITS HOURS TRAINING TO EMPLOYEES WITH LOWER QUALIFICATION, PROMOTING EQUAL OPPORTUNITIES AMONG ITS WORKFORCE

120 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | TALENT MANAGEMENT GRIFOLS

TRAINING PROGRAMS

Grifols has experienced significant growth in recent years. The company's policy of promoting talent internally plays – and will continue to play – a pivotal role in its sustainable growth. For this reason, it is firmly committed to investing in its talent pool.

GRIFOLS PROVIDES PROGRAMS TO SUPPORT INTERNAL TALENT IN TERMS OF GROWTH AND DEVELOPMENT. ALL THESE PROGRAMS REINFORCE THE CORPORATE COMPETENCY MODEL: GRIFOLSMAP

GRIFOLS ACADEMY

Grifols established The Grifols Academy in 2009 as part of its longstanding dedication to employees and other stakeholders. It encompasses the Professional Development Academy, the Academy of Plasmapheresis and the Academy of Transfusion Medicine. Through the Academies, Grifols ensures opportunities for educational and professional development for its staff on a global level; reinforces its corporate philosophy and values; and provides resources and services to medical professionals who contribute to improving client care. In addition to educating, Grifols' Academy training programs and initiatives, have the common objective of actively driving the exchange of knowledge and experiences specific to the plasma industry, differentiating it from other conventional centers programs.

The Grifols Academy Professional Development

This seeks to strengthen corporate competencies and values by offering employees professional training and opportunities. It is focused on three main areas: corporate competency development, leadership development and onboarding initiatives.

- 3,916 employees trained in 2019
- 220 training sessions
- Numerous customized programs and initiatives

The Grifols Academy Plasmapheresis

This offers general and specialized training in the field of plasma science, key leadership disciplines, quality, operations and medication, with the aim of strengthening Grifols' employees opportunities for professional and educational development.

- 1,741 collaborators trained in 2019
- 1,401 participants on campus
- 340 distance participants
- 31,827 hours of online training
- 4,547 hours of distance training

The Accrediting Commission of the Accrediting Council for Continued Education & Training (ACCET) re-accredited The Grifols Academy of Plasmapheresis for another five years until December 30, 2024.

The Academy received its first accreditation in 2015 for its standardized educational programs and its commitment to employee development. This accreditation provides impartial validation from a third party that the Academy of Plasmapheresis meets U.S. educational standards.

The Grifols Academy Immunohematology

This offers educational programs on transfusion medicine to professionals globally. Its goal is to contribute to advancement of knowledge in this field in order to provide better patient care.

- 2,251 transfusion medicine professionals trained in 2019

- 16 educational programs: 8 web seminars, 5 Transfusion Science Educational Course (TSEC) courses and 3 practical laboratory workshops.

121 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | TALENT MANAGEMENT GRIFOLS

EXECUTIVE DEVELOPMENT

The Professional Development Academy offers a broad portfolio of learning opportunities to drive business growth through strong leadership development.

Leadership initiatives are offered at all management levels to support the professional development of Grifols' executives. The Professional Development Academy is continuously offering, expanding and improving its Leadership Development Program (LDP), which consists of several modules and is available to all Grifols managers worldwide. It also offers an executive development program to the organization's top executives in association with ESADE Business School in Barcelona and the McDonough School of Business at Georgetown University in Washington, D.C.

In addition, The Plasmapheresis Academy includes the Center Leadership Development Program (CLDP), aimed at developing a new generation of leaders at the company's plasma donation centers. In 2019, the CLDP obtained the ICE 1100 accreditation from the Institute for Credential Excellence (ICE), which recognizes its unique training approach. This accreditation reflects Grifols' commitment to enhancing the professional and ethical development of its top-tier managers.

Since its inception, the Grifols Academy has trained thousands of managers around the world on a continuous basis.

Executives trained in 2019

1,206

ASSOCIATION WITH COLLEGE FOR AMERICA

In 2013, The Grifols Academy joined the College for America program, led by Southern New Hampshire University, to offer its team the opportunity to obtain university degrees through scholarship funding. Through this collaboration, 77 Grifols employees have graduated, while 68 continue to pursue their bachelor's degrees.

Graduates in 2019

12

Scholarships granted

40

COLLEGE *for* AMERICA
AT SOUTHERN NEW HAMPSHIRE UNIVERSITY

TUITION PROGRAMS – EDUCATIONAL EXPENSES REIMBURSEMENT PROGRAM

In addition to corporate programs, Grifols offers its employees training opportunities outside the company. Thanks to this flexibility, Grifols employees have been able to earn undergraduate and postgraduate degrees, as well as certifications (in some cases of an advanced level) to strengthen their professional development.

Professionals benefiting in 2019

690

122 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | QUALITY OF EMPLOYMENT GRIFOLS

QUALITY OF EMPLOYMENT

EVALUATING THE GENDER PAY GAP TO IMPLEMENT SOLUTIONS GRIFOLS' PROGRESSES TOWARDS GENDER EQUALITY

GRIFOLS' ADJUSTED GENDER PAY GAP IN SPAIN STANDS AT 5.1% AND 2.2% IN THE US.

Grifols reaffirms its commitment to effective equality, which regardless of gender provides the same opportunities and the same pay for work of equal value. As part of Grifols' continued efforts to promote equal pay, the company, advised by PwC as an external consultant, carried out an adjusted and unadjusted gender wage gap calculation project in 2019 giving continuity to the project initiated in 2018. In addition, this analysis also allows Grifols to identify the underlying factors in order to implement actions for improvement.

The unadjusted gender pay gap is calculated as the percentage difference between the total gross salary received for each hour worked by men and women. On the other hand, the adjusted gender pay gaps are calculated using econometric models which allow isolate the effect on wages of the differences between men and women, both in their socio-economic characteristics (age, seniority, educational level or academic or professional attainment), and in their job post (working hours, sectors in which they work or type of occupation, among others). In this way, the adjusted gender pay gaps represent a more reliable indicator to measure whether men and women receive the "same pay for the same job".

Grifols provides gender pay gap information corresponding to its team in Spain and in the U.S., the two most relevant countries for the company that together represent more than 90% of the group's workforce. Grifols is committed to effective equality, which includes equal opportunities and equal pay for work of equal value. The results of Spain and the U.S. are shown separately, in order to avoid applying a currency exchange rate that could distort the results. Furthermore, U.S. results are shown separated by plasma centers and other activity (non-plasma), since they are two very different operations.

The 2019 study concludes that there is no problem with equal remuneration, although the differences observed from the study indicate that additional measures are needed to boost the number of women in leadership roles. Grifols is committed to gradually improving these figures and plans to deepen its understanding of the root causes of these differences. Based on this analysis, the action plan will be updated to implement solutions that are practical and beneficial for Grifols' talented staff.

SPAIN	Adjusted Gender Pay Gap 2019	Gender Pay Gap 2019
Top management	30.7%	29.4%
Senior management	0.0%	1.5%
Management	8.9%	8.9%
Senior Professional	5.0%	7.2%
Professional	5.2%	6.2%
Administrators/ Production Operators	2.7%	2.5%

US Plasma centers	Adjusted Gender Pay Gap 2019	Gender Pay Gap 2019
Top management	18.9%	3.4%
Senior management	-22.0%	-11.5%
Management	4.8%	8.6%
Senior Professional	1.9%	6.5%
Professional	5.2%	5.2%
Administrators/ Production Operators	-0.4%	-1.3%

US Rest of Activities	Adjusted Gender Pay Gap 2019	Gender Pay Gap 2019
Top management	15.0%	16.0%
Senior management	-1.3%	1.7%
Management	4.8%	5.5%
Senior Professional	3.7%	2.0%
Professional	9.1%	7.8%
Administrators/ Production Operators	6.0%	5.0%

123 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | QUALITY OF EMPLOYMENT GRIFOLS

GRIFOLS' PROGRESSES TOWARDS GENDER EQUALITY

According to the latest report published by the World Economic Forum, the gender equality wage gap improved globally last year, although, on average (population-weighted) an estimated 31.4% gap remains.

Grifols' commitment to diversity and equal opportunities encompasses various initiatives aimed at improving equality, including efforts to promote women and address the wage gap. Additionally, the company takes other measures to prevent discrimination based on race, religion, sexual orientation, disabilities and other personal characteristics.

GRIFOLS IN SPAIN: EQUALITY AND WAGE GAP

The adjusted pay gap of Grifols in Spain stands at 5.1% (17.5 unadjusted) and when compared to the wage gap at the country level, shows that the remuneration policies in Grifols are designed to ensure that men and women receive the same treatment for the same role.

In this context, Grifols' commitment to equal-opportunity employment is reflected by an upturn in several equality indicators compared to national averages.

Gender equality in the workplace has improved in Spain. Nonetheless, despite improvements in all aspects of economic participation, the country still has a 44.2% wage gap and a 52.7% gap related to women in managerial positions. Only 22% of board members in Spanish firms are women and female labor participation lags far behind that of men, an indication of strong cultural and business barriers that prevent women from accessing the same opportunities as men. The portion of women in Grifols' board of directors amounts to 31%.

GRIFOLS IN THE U.S.: EQUALITY AND WAGE GAP

In the U.S. Compensation policies and plans are designed according to the job position and the best market practices, without gender influences or other socio-economic factors.

The adjusted wage gap of Grifols in the U.S. stands at 2.2% (28.9% unadjusted) and when compared to the overall U.S. wage gap, puts Grifols' compensation policy at a higher value. Salary differences between men and women reflect the organizational structure as it proportionally employs more women than men in its plasma collection centers and, proportionally, more men in its senior leadership team.

According to the World Economic Forum, the United States in its progression towards gender equality has stagnated, maintaining a 27.6% closing gap. Progress towards wage equality has not advanced and the U.S. has only closed 69.9% of its wage gap. Although economic disparities are the main source of gender inequality in the workplace, participation in the workforce improved to 47%. However, further efforts are still required to bolster the presence of women in senior management positions.

	SPAIN*	GRIFOLS IN SPAIN	U.S.*	GRIFOLS IN THE U.S.
Pay equality for similar jobs / % closing gap	44.2%	5.1% (adjusted)** 17.5% (unadjusted)***	30.1%	2.2% (adjusted)** 28.9% (unadjusted)***
Workforce - % women	45%	45%	47%	64%
% of women on the Board of Directors in listed companies	22%	31%	21.7%	31%

*Source: Global Gender Gap Report 2020 - http://www3.weforum.org/docs/WEF_GGGR_2020.pdf

** Methodological note and comments on its calculation are available in Chapter 9 "About This Report."

*** Difference between men's and women's salaries, calculated as the percentage differential between the average gross salary per hour worked by men and women.

124 2019 CONSOLIDATED DIRECTORS’ REPORT   I   6 OUR PEOPLE I   QUALITY OF EMPLOYMENT REMUNERATIONS CONTRIBUTIONS TO LONG-TERM SAVINGS PLANS SOCIAL DIALOGUE BETWEEN WORKERS AND COMPANY REPRESENTATION OF GRIFOLS EMPLOYEES IN FORMAL WORKER HEALTH AND SAFETY COMMITTEES Grifols’ remuneration philosophy is to offer competitive compensation packages and compensate employees who contribute to the company’s continued development and demonstrate significant individual and professional performance. In line with Grifols corporate policies, each country offers remuneration and benefits packages adapted to its region. In Spain, retirement savings are part of a public protection system. The U.S. model offers a very limited range of basic services and transfers the coverage of pensions to either the private sector and/or individuals. Grifols subscribes to the International Labour Organization (ILO) Declaration on Fundamental Principles and Rights of Work and its framework for action, based on eight fundamental rights. Among these is respect on the part of the organization for the right of employees and employers to create their own organizations and to join them as an integral part of a free and open society, as reflected in the “Freedom of Association and Protection of the Right to Organize Convention” (1948, No. 87) and the “Right to Organize and Collective Bargaining Convention”, (1949, No. 98), even though not all member states have ratified both agreements. In Spain, Chile and Germany, where labor committees are established by law, Grifols employees are tasked with the prevention of health and safety risks. In these countries, there is ongoing communication through OHS meetings. A summary of Grifols’ contributions toward pension plans in 2018 and 2019 are included at the end of the chapter, taking into account the characteristics of each country’s model and current legislation. In accordance with Grifols’ remuneration policy, in financial year 2019 an analysis was carried out on the external competitiveness of the remuneration package of all the Company’s employees. This analysis was carried out with the aim of reviewing the adequacy of the remuneration levels and to ensure that these are in line with the market practices of other companies operating in the same sector and for similar levels of responsibility. The sources of information used for this analysis were different salary surveys carried out by an independent consultancy firm, Mercer LCC (“2019 Mercer Life Sciences Survey” and “2019 Mercer Total Remuneration Survey”). In Spain, the salary surveys used have been the ones carried out by the consultancy firm Willis Towers Watson (“2019 Pharmaceutical and Health Sciences Compensation Survey”). In North America the salary surveys used have been the ones carried out by the consultancy firm Randford (“Global Life Sciences” and “Global Sales Survey”). In 2019, 72% of employees in Spain were represented by a joint committee of employees and managers in occupational health and safety. In Chile and Germany, 100% of the workers were represented on these committees. COLLECTIVE AGREEMENTS Grifols employees who work at subsidiaries in Spain, Germany, Italy, France, Argentina and Brazil are covered by collective agreements. In 2019, 4,539 people were covered by these agreements, representing 19% of the group’s total workforce. In Spain, the labor relations system establishes two types of labor representation in companies – union representation and unitary or elective representation – which includes members of the trade union, company committees and personnel delegates. In remaining subsidiaries, there is no formal representation, but Grifols carries out communication and consultations with employees on an ongoing basis. These workers establish committees in which all employees can participate or submit proposals. Each subsidiary defines the frequency of these meetings and monitors the specific plans, actions or measures determined by these committees. In Grifols, there are company committees and union delegates in different areas of the group who carry out the functions recognized by current legislation. Grifols is committed to a fluid and transparent communication with labor representatives. For Grifols, collective bargaining is essential to address issues common across its various work centers. The detail of remuneration by professional category and gender is broken down into the tables included at the end of this chapter.

125 2019 CONSOLIDATED DIRECTORS’ REPORT   I   6 OUR PEOPLE I   HEALTH AND WELL-BEING AT WORK HEALTH AND WELL-BEING AT WORK In 2019, Grifols published its new Health and Safety Policy that centers on people and integrates all preventive activities at every level of the organization. It ensures that all Grifols companies, as well as collaborating companies, carry out activities to promote occupational health and safety, while complying with the regulations, standards and provisions applicable in each country, as well as with Grifols’ health anf safety standards. Grifols has an Occupational Health and Safety Department that provides services to the entire group. Control of the corporate health and safety program is carried out at three levels: w COMPREHENSIVE OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT • Monthly monitoring of key performance indicators Identification of hazards and risk minimization Integrated into the design phase of facilities, process changes and the acquisition of new equipment • Assessment visits to all companies and monitoring of preventive plans Training and health and safety awareness programs This is aimed at ensuring all employees receive information and training on health anf safety. Participation begins when the employee joins the group, when there are job placement changes and throughout the employees’ working life, in accordance with the job carried out. Training is a key management tool and during 2019 investments to make it more agile and appropriate to the workplace were made. The Health and Safety area provides objectives at the corporate level and each company then determines its annual goals. Grifols also supervises Health and Safety Management Systems of the subsidiaries through an audit program. Each company administers and implements the occupational health and safety management system. • Corporate audits Strengthening employee well-being and health Grifols has several programs to promote the well-being of its employees in the main countries in which it operates. In the U.S., the program includes a personal health advisor and wellness markers. In Spain, a physiotherapist forms part of the ergo-rondas program. In addition, two new courses - Energy and Well-being and Mindfulness - that complement the existing ones for stress management and emotional intelligence have been added to the Academy’s portfolio. Shift workers have also been assigned a specific nutrition course that takes their schedules into account. Also, all the subsidiaries celebrated a day/week dedicated to safety and health. Both in Spain and in the U.S., activities were carried out to promote sports activities. Furthermore, in Spain, specialized doctors delivered talks as part of a cardiovascular-risk campaign. The active participation of Grifols’ employees in occupational health and safety teams and committees not only helps identify and control the risk of hazards but also encourages and promotes the importance of occupational health and safety within the company. Grifols’ centers in Spain have OHSAS 18.001:2007 certification. International subsidiaries have their own individual systems aligned with corporate policies and adapted to each country.

126 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | HEALTH AND WELL-BEING AT WORK GRIFOLS

OCCUPATIONAL HEALTH AND SAFETY METRICS

U.S. and Spanish employees represent about 90% of Grifols' total workforce. Various indicators are tracked in all subsidiaries, including accident rates. Results for 2019:

	U.S. 2018		U.S. 2019		Spain 2018		Spain 2019		ROW 2019		
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	
Total number of work accidents with leave * (LTI), without leave (NLTI) and first aid (FA)	532	232	619	245	96	143	118	138	71	6	Sum of total number of accidents with leave (not in itinere), without leave and first aid
Total number of work accidents with leave* (LTI)	39	27	49	17	28	51	41	58	35	9	Total number of accidents with leave (not in itinere). *Within accidents, 1 occupational disease was recorded of a woman in 2019 in Spain.
Accident Frequency Index	2.75	2.5	3.0	1.7	10.7	15.1	15.1	16.5	10.4	5.7	No. of work accidents with leave (not in itinere) / Total no. of real hours worked *10^6
Severity Index	0.08		0.15	0.03	0.36	0.40	0.39	0.34	0.16	0.13	No. of days not worked due to work accidents with leave (not in itinere)/no. of real hours worked *10^3). Days missed are counted as the number of natural days (without discounting holidays or vacations) between the date of return to work and that of leave.

Grifols investigates all accidents, including those with leave, minor incidents and accidents in itinere in countries where these are regulated. The company works continuously to improve its prevention systems.

At Grifols production centers, workers report a low rate of work-related illnesses, since all processes associated with plasma follow a rigorous protocol and technical, organizational and personal preventative measures are taken at all times. The plasma donation centers present a risk of possible infection due to contact with blood at the time of extraction. Thus, Grifols has implemented an exposure control program to anticipate accidents and, when appropriate, take action.

In 2019, data from Progenika, Araclon and Kiro Grifols in Spain, as well as from countries other than U.S. and the Spain, are reflected in the Rest of the World (ROW). Taking into account the expanded scope of this report, the global number of accidents increased in the U.S., although the number of accidents with leave has remained the same.

The number of accidents in Spain also increased, including those with leave. Specific actions taken did not deliver the expected results. As a result, in 2019 the company designed a new 3-year plan for each company in Spain, which has been approved by management.

127 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | HEALTH AND WELL-BEING AT WORK GRIFOLS

ABSENTEEISM

The occupational health, safety and well-being of Grifols' employees have a direct impact on absentee rates. The company works with an absenteeism management model with established benchmarks to quantify its cost impact.

Grifols implemented several measures to foster the integrated health management of its workforce in order to address the root causes of absenteeism. These include complementary accident insurance and corporate medical services with physiotherapy sessions based on task-observation protocol to prevent musculoskeletal injuries. The company also carries out awareness sessions, return-to-work interviews after extended sick leaves, and communication protocols for employee absences.

In Spain, absenteeism hours totaled 424,902 hours, compared to 387,318 hours in 2018, reflecting an increase of 9.7%. During the same period, the workforce grew by 7.2%. In 2019, it is worth noting the increase of hours with illness.

Since April 2019, paternity leave in Spain was extended from five to eight weeks. As of January 1, 2020, a parent other than the birth mother will have 12 weeks of leave for the birth of a child, following Spanish legislation implemented to guarantee equal treatment and opportunities in employment and occupation.

In the U.S., absenteeism hours amounts to 419,807 hours in 2019. Although maternity and paternity leave hours in the U.S. are not paid for by the government, Grifols is subject to the Family and Medical Leave Act, which stipulates the right to 12 weeks of leave.

WORK-LIFE BALANCE MEASURES

Grifols works to promote a corporate culture that ensures an optimal work-life balance, allowing employees to combine their professional and personal responsibilities.

In December 2019 in Spain, Grifols launched a series of work-life balance measures (*), which will later be rolled out in other countries. These build upon those already in place and apply to:

- Flexible entry and exit schedule
- Guidelines for digital disconnection
- Option of dividing a vacation day into hours
- Teleworking promotion
- Shorter workdays on Fridays

(*) applicable according to profile

GRIFOLS PROMOTES THE HEALTH AND WELL-BEING OF ITS WORKERS THOUGH PROGRAMS INCLUDING STRESS MANAGEMENT, SPORTS AND HEALTHY-EATING

128 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | TABLES GRIFOLS

TABLES

WORKFORCE DISTRIBUTION BY REGION AND TYPE OF CONTRACT

	2019			2018			2017		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
U.S	17,442	8	17,450	15,330	-	15,330	13,670	1	13,671
Europe	5,589	467	6,056	5,119	348	5,467	3,829	386	4,215
ROW	480	17	497	417	16	433	378	32	410
Total	**23,511**	**492**	**24,003**	**20,866**	**364**	**21,230**	**17,877**	**419**	**18,296**

WORKFORCE DISTRIBUTION BY COUNTRY

	2019	2018
Spain	4,134	3,858
U.S	17,450	15,299
ROW	2,419	2,073
Total	**24,003**	**21,230**

WORKFORCE DISTRIBUTION BY GENDER AND TYPE OF CONTRACT

	2019			2018			2017		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Women	14,243	250	14,493	12,402	164	12,566	10,329	186	10,515
Men	9,268	242	9,510	8,464	200	8,664	7,548	233	7,781
Total	**23,511**	**492**	**24,003**	**20,866**	**364**	**21,230**	**17,877**	**419**	**18,296**
%	98.0%	2.0%	100.0%	98.3%	1.7%	100.0%	97.7	2.3	100.0

WORKFORCE DISTRIBUTION BY AGE

	2019	2018
<30	7,562	6,528
30-50	12,147	10,988
>50	4,294	3,714
Total	**24,003**	**21,230**

WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOUR

	2019			2018			2017		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Women	13,221	1,272	14,493	11,610	956	12,566	9,861	654	10,515
Men	9,023	487	9,510	8,306	358	8,664	7,571	210	7,781
Total	**22,244**	**1,759**	**24,003**	**19,916**	**1,314**	**21,230**	**17,432**	**864**	**18,296**
%	92.7%	7.3%	100.0%	93.8%	6.2%	100.0%	95.3	4.7	100

WORKFORCE DISTRIBUTION BY AGE AND WORKING HOUR

	2019			
	<30	30-50	>50	Total
Full time	6,710	11,515	4,019	22,244
Part time	852	632	275	1,759
Total	**7,562**	**12,147**	**4,294**	**24,003**

WORKFORCE DISTRIBUTION BY AGE AND TYPE OF CONTRACT

	2019			
	<30	30-50	>50	Total
Permanent	7,368	11,938	4,205	23,511
Temporary	194	209	89	492
Total	**7,562**	**12,147**	**4,294**	**24,003**

129 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | TABLES GRIFOLS

WORKFORCE DISTRIBUTION BY GENDER AND PROFESSIONAL CATEGORY

	2019			2018			2017		
	W %	M %	Total	W %	M %	Total	W %	M %	Total
Top management	32	68	599	32	68	542	29	71	472
Senior management	41	59	548	41	59	495	40	60	490
Management	46	54	1,246	48	52	1,224	44	56	1,074
Senior professionals	47	53	2,059	47	53	1,816	45	55	1,631
Professionals	58	42	3,072	56	44	2,474	51	49	1,978
Administrative staff/ Manufacturing operators	65	35	16,479	64	36	14,679	63	37	12,651
Total	**60**	**40**	**24,003**	**59**	**41**	**21,230**	**57**	**43**	**18,296**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT

	2019		
	Permanent	Temporary	Total
Top management	589	10	599
Senior management	544	4	548
Management	1,236	10	1,246
Senior professionals	2,040	19	2,059
Professionals	2,964	108	3,072
Administrative staff/Manufacturing operators	16,138	341	16,479
Total	**23,511**	**492**	**24,003**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND AGE

	2019				2018			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Top management	0%	41%	59%	599	1%	40%	59%	542
Senior management	1%	55%	44%	548	0%	59%	41%	495
Management	2%	65%	33%	1,246	2%	63%	35%	1,224
Senior professionals	9%	65%	26%	2,059	6%	69%	25%	1,816
Professionals	18%	63%	19%	3,072	15%	67%	18%	2,474
Administrative staff/ Manufacturing operators	41%	46%	13%	16,479	41%	46%	13%	14,679
Total	**31%**	**51%**	**18%**	**24,003**	**31%**	**52%**	**17%**	**21,230**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND WORKING HOUR

	2019		
	Full time	Part time	Total
Top management	541	58	599
Senior management	543	5	548
Management	1,202	44	1,246
Senior professionals	1,980	79	2,059
Professionals	2,848	224	3,072
Administrative staff/Manufacturing operators	15,130	1,349	16,479
Total	**22,244**	**1,759**	**24,003**

RATIO OF NEW JOINERS

	2019			2018			2017		
	W	M	Total	W	M	Total	W	M	Total
Total number of employees	14,493	9,510	24,003	12,566	8,664	21,230	10,515	7,781	18,296
Joiners*	5,854	2,525	8,379	5,036	2,199	7,235	5,510	2,419	7,929
Ratio (Joiners/total number of employees)	40.4%	26.6%	34.9%	40.1%	25.4%	34.1%	52%	31%	43%

* Employees from acquisitions on the acquisition date are not included as joiners

PERSONNEL TURNOVER

	2019			2018			2017		
	W	M	Total	W	M	Total	W	M	Total
Total number of employees	14,493	9,510	24,003	12,566	8,664	21,230	10,515	7,781	18,296
Leavers	5,557	2,211	7,768	4,205	1,843	6,048	3,212	1,482	4,694
Ratio (Leavers/ total number of employees)	38.3%	23.2%	32.4%	33.5%	21.3%	28.5%	31%	19%	26%

130 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | TABLES GRIFOLS

DISMISSAL BY GENDER AND REGION

	2019			2018		
	Women	Men	Total	Women	Men	Total
Spain	17	26	43	13	12	25
U.S	825	345	1,170	840	390	1,230
ROW*	70	32	102			
Total	**912**	**403**	**1,315**	**853**	**402**	**1,255**
%	69.4%	30.6%	100.0%	68.0%	32.0%	100.0%

*In 2018, number of dismissals in ROW was not disclosed.

DISMISSAL BY PROFESSIONAL CATEGORY AND REGION

	2019			2018	
	Spain	U.S	ROW	Spain	U.S
Top management	1	5	1	1	8
Senior management	1	4	0	4	4
Management	6	9	9	3	10
Senior professionals	5	12	0	5	16
Professionals	6	47	46	4	31
Administrative staff/ Manufacturing operators	24	1,093	46	8	1,161
Total	**43**	**1,170**	**102**	**25**	**1,230**

BREAKDOWN OF ABSENTEEISM BY TYPE AND COUNTRY

	2019			
	Spain	U.S	ROW	Total general
Illness	291,076	247,674	185,929	724,680
Work accident	20,360	21,044	3,198	44,602
Maternity/paternity	49,024	63,047	174,554	286,626
Paid leave	61,167	36,750	4,729	102,646
Unpaid leave	3,275	51,291	13,840	68,406
Total	**424,902**	**419,807**	**382,250**	**1,226,959**

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER

	2019			2018		
	Women	Men	Total	Women	Men	Total
Top management	6,686	12,330	19,016	5,574	11,901	17,475
Senior management	10,520	15,598	26,118	7,853	12,157	20,010
Management	21,828	24,390	46,218	17,151	24,455	41,606
Senior professionals	44,395	50,949	95,344	41,691	60,673	102,364
Professionals	46,808	58,960	105,768	46,262	53,488	99,750
Administrative staff/ Manufacturing operators	1,125,631	575,284	1,700,915	1,556,125	705,134	2,261,259
Total	**1,255,868**	**737,511**	**1,993,379**	**1,674,656**	**867,808**	**2,542,464**

DISMISSAL BY AGE AND REGION

	2019				2018			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Spain	15	24	4	43	3	16	6	25
U.S	597	484	89	1,170	590	515	125	1,230
ROW	31	54	17	102				
Total	**643**	**562**	**110**	**1,315**	**593**	**531**	**131**	**1,255**
%	48.9%	42.7%	8.4%	100.0%	47.3%	42.3%	10.4%	100.0%

BREAKDOWN OF ABSENTEEISM BY TYPE AND GENDER

	2019					2018				
	W	M	Total	W	M	W	M	Total	W	M
Illness	491,965	232,714	724,680	68%	32%	126,785	111,478	238,263	53%	47%
Work accident	27,637	16,965	44,602	62%	38%	11,041	9,764	20,805	53%	47%
Maternity/paternity	258,683	27,943	286,626	90%	10%	54,978	14,719	69,697	79%	21%
Paid leave	60,131	42,516	102,646	59%	41%	27,582	26,001	53,583	51%	49%
Unpaid leave	39,378	29,028	68,406	58%	42%	1,334	3,636	4,970	27%	73%
Total	**877,793**	**349,166**	**1,226,959**	**72%**	**28%**	**221,720**	**165,598**	**387,318**	**57%**	**43%**

131 2019 CONSOLIDATED DIRECTORS' REPORT | 6 OUR PEOPLE | TABLES GRIFOLS

AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER - SPAIN. IN EUROS

		Fixed wage-average 2019	Fixed wage-average 2018	Fixed wage-average 2017
Top management	Women	136,106.7	134,008.0	107,557.8
	Men	192,914.0	155,492.2	150,585.0
Senior management	Women	77,288.9	76,002.9	72,133.4
	Men	78,465.1	80,315.1	77,055.0
Management	Women	52,634.3	51,989.7	49,121.8
	Men	57,781.7	57,588.3	55,165.6
Senior professional	Women	40,595.9	39,644.6	37,733.9
	Men	43,729.1	43,565.1	41,302.0
Professional	Women	35,035.3	34,304.5	32,889.7
	Men	37,331.8	36,628.8	35,895.2
Admin./Manuf. Operators	Women	26,209.3	25,558.4	24,834.2
	Men	26,875.4	26,290.0	25,621.2

AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER -U.S. IN USD

PLASMA CENTERS		Fixed wage-average 2019	Fixed wage-average 2018	Fixed wage-average 2017
Top management	Women	226,077.4	221,983.7	200,139.7
	Men	234,085.3	228,951.5	226,335.0
Senior management	Women	137,173.1	122,292.4	165,157.7
	Men	123,074.4	123,810.3	171,934.4
Management	Women	97,825.7	97,009.0	102,137.6
	Men	107,015.0	107,175.5	103,319.9
Senior professional	Women	83,818.7	85,205.8	88,640.2
	Men	89,639.0	88,145.0	90,029.1
Professional	Women	62,370.8	63,334.0	62,199.8
	Men	65,799.0	67,937.4	66,202.0
Admin./Manuf. Operators	Women	34,686.3	34,075.4	33,722.4
	Men	34,236.9	34,060.5	33,228.4

AVERAGE RETRIBUTION OF BOARD MEMBERS AND EXECUTIVES BY GENDER

	2019			2018		
In euros	Women	Men	Total	Women	Men	Total
Average total wage	216,693.9	270,392.2	253,009.4	222,289.4	279,777.4	261,371.2
Directive employees and BoD members	157	328	485	146	310	456
Gender Gap			19.9%			20.5%

(*) To avoid distorting the results, the average fixed salary excludes salaries based on seniority or individual/personal events

AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER -U.S. IN USD

REST OF ACTIVITIES		Fixed wage-average 2019	Fixed wage-average 2018	Fixed wage-average 2017
Top management	Women	214,618.1	208,103.9	208,363.0
	Men	255,610.5	234,554.7	247,426.3
Senior management	Women	162,482.7	159,042.8	155,342.7
	Men	165,214.0	161,570.1	159,904.8
Management	Women	122,128.2	121,734.5	118,288.1
	Men	129,211.7	127,429.6	124,162.7
Senior professional	Women	101,501.2	100,294.3	97,407.7
	Men	103,591.0	102,983.8	99,616.8
Professional	Women	70,450.9	71,395.5	70,395.3
	Men	76,375.1	75,281.2	72,612.4
Admin./Manuf, Operators	Women	54,985.7	53,490.9	53,461.9
	Men	57,871.6	56,142.5	55,777.4

AVERAGE WAGE* BY AGE - SPAIN IN EUROS

Age	Fixed wage-average 2019	Fixed wage-average 2018	Fixed wage-average 2017
<30	29,347.3	28,310.4	27,513.1
30-50	38,706.4	37,174.0	36,491.9
>50	57,642.2	53,587.2	53,363.3

AVERAGE WAGE* BY AGE -U.S. IN USD

Age	Fixed wage-average 2019	Fixed wage-average 2018	Fixed wage-average 2017
<30	33,508.4	31,022.7	32,877.5
30-50	56,716.7	56,864.3	57,849.5
>50	89,417.7	86,057.3	84,747.4

CONTRIBUTIONS TO LONG-TERM SAVINGS SYSTEMS

	2019			2018		
In thousand of euros	Women	Men	Total	Women	Men	Total
Spain	365.7	467.7	833.3	339.9	437.2	777.1
U.S.	12,352.0	13,787.8	26,139.7	8,135.4	9,301.2	17,436.6
Total	**12,717.6**	**14,255.4**	**26,973.1**	**8,475.3**	**9,738.4**	**18,213.7**
%	47.1%	52.9%	100.0%	46.5%	53.5%	100.0%

7 COMMITTED TO WE CONTRIBUTE TO THE DEVELOPMENT OF SOCIETY BY PROMOTING AND PARTICIPATING IN SOCIAL INITIATIVES SOCIETY

GRIFOLS’ SOCIAL OUTREACH MODEL PROMOTES PROGRAMS FOR ACCESS TO TREATMENTS, EDUCATION, SOCIAL WELFARE AND SUPPORT FOR COMMUNITIES AND PATIENT ASSOCIATIONS Social outreach initiatives M€ 39 Donations for people with hemophilia +100 Million international units Saving healthcare system in Spain 65 M€

134 2019 CONSOLIDATED DIRECTORS’ REPORT   I   7 COMMITTED TO SOCIETY I   GRIFOLS’ SOCIAL COMMITMENT GRIFOLS’ SOCIAL COMMITMENT Grifols has been dedicated to improving the health and well-being of people around the world for more than a century. As part of its longstanding commitment to social progress, the company promotes and participates in a range of social outreach initiatives. Beyond the economic impact of its business activity, Grifols advocates a social-investment framework modeled on the following lines of action: access-to-treatment programs; educational and social welfare initiatives; support for local communities and patient associations; initiatives and awards to advance scientific, research and educational projects; special initiatives and projects to enhance healthcare and humanitarian aid; and collaborations with non-profit entities to stimulate social progress. WE CONTRIBUTE TO THE DEVELOPMENT OF SOCIETY BY PROMOTING AND PARTICIPATING IN SOCIAL INITIATIVES Grifols’ dedication to society is guided by four core principles whose scope extends to its diverse stakeholder groups. 38.9 TO PROBITAS FOUNDATION INITIATIVES IN 2019 M€ ALLOCATED TO SOCIAL OUTREACH INITIATIVES Patient Foundations, NGOs Research awards Special projects and organizations M€ and local communities M€ and educationM€ others M€ 15.417.23.42.9 INCLUDES DONATIONS OF MORE THAN 31 MILLION INTERNATIONAL UNITS OF CLOTTING FACTOR THE WORLD FEDERATION OF HEMOPHILIA AND EUR 5 MILLION PRINCIPLES SUPPORT ENGAGE ADVOCATE EDUCATE

135 2019 CONSOLIDATED DIRECTORS’ REPORT   I   7 COMMITTED TO SOCIETY I   SUPPORTING PATIENTS AND PATIENT ORGANIZATIONS SUPPORTING PATIENTS AND PATIENT ORGANIZATIONS Grifols’ continuous research, development and production of life-saving plasma-derived medicines, together with its diagnostic systems and hospital-pharmacy solutions, all reflect its overriding mission of enhancing the health and well-being of patients. • Serve as a reliable source of knowledge for patients. • Promote and provide access to Grifols treatments. • Maintain and provide the history, passion and pioneering spirit that sets Grifols apart. • Engage and support patient-focused educational programs and activities. : Grifols supports patient advocacy groups (PAGs) by collaborating with their product-donation programs and other initiatives focused on promoting access to treatment. Its PAG collaborations always respect applicable transparency principles and country-specific regulations, which stipulate public disclosures of information. Grifols follows standard operating procedures (SOPs) to serve as a framework for the eligibility, compliance, ethics and transparency of diverse collaboration agreements, contributions and donations to patient organizations. The company works closely with patients and patient associations as part of this commitment. In 2019, Grifols channeled more than EUR 15 million in resources (a 22% increase over the previous year), earmarking most funds for product donations to facilitate access to treatment. Grifols complements these efforts with numerous educational, awareness and patient initiatives. advocacy Grifols observes and complies with all relevant legislation and regulations that govern interactions between the pharmaceutical industry and patient organizations. These provisions include the Open Payment Program or Transparency Reports and Reporting of Physician Ownership or Investment Interest (Sunshine Act), the EFPIA Code of best practices, and various legal transparency obligations that regulate these relationships at the national level. Grifols strongly upholds and voluntarily complies with the most stringent industry’s transparency requirements in all regions where it operates. GRIFOLS IS FULLY TRANSPARENT IN ITS INTERACTIONS WITH THE PHARMACEUTICAL INDUSTRY AND PATIENT ORGANIZATIONS COLLABORATION CORNERSTONES COMMITMENTS

136 2019 CONSOLIDATED DIRECTORS’ REPORT   I   7 COMMITTED TO SOCIETY I   SUPPORTING PATIENTS AND PATIENT ORGANIZATIONS AWARENESS AND EDUCATIONAL INITIATIVES SUPPORTING PATIENTS WITH ALPHA-1 ANTITRYPSIN DEFICIENCY The Patient Community Open Houses in the U.S. are days that provide patients the opportunity to expand knowledge and deepen their understanding related to safety procedures in the plasma-collection process and plasma-derived medicines manufacturing. Grifols hosts two open houses per year at one at its facilities in Los Angeles, California, and in Clayton, North Carolina, which educate patients on these issues, while serving as a platform to bring plasma donors, employees and patients together. Additionally, Grifols hosts patient visits throughtout the year at its plasma donor centers, manufacturing facilities and corporate offices. Highlights from 2019 include: Launched in Spain in 2018, AlfaCare is the first support program for patients with alpha-1 antitrypsin deficiency. The initiative was developed in collaboration with the Alfa-1 Spain patient association and backed by an interdisciplinary team of professionals, including psychologists and patient mentors. AlfaCare complements the standard healthcare services by providing personalized emotional and psychological support, easy-to-understand information about AADT and motivational activities to help patients better cope with the disease. Grifols has rolled out similar programs in other countries including the U.S., Germany and Canada. • Events welcomed a total of 230 patients in 42 plasma donation centers in the U.S. AlfaCare has proven very beneficial for AADT patients. As of December 2019, roughly 180 patients had taken part in the program’s 25 workshops held throughout Spain. Feedback thus far has been extremely positive, with patients rating this initiative a 9.1 out of 10. In 2020, the program will expand its offerings to include physiotherapy and other services. • Tours in six U.S. facilities in San Marcos, Austin, Emeryville, Clayton, Los Angeles and San Diego, with a total of 45 patients. • Internal meetings and events featuring 13 patient speakers who enlightened employees through their firsthand experiences. Patients were from all therapeutic areas in which Grifols operates. These initiatives aspire to raise awareness among Grifols’ workforce and plasma donors on their critical role in the production of life-saving plasma medicines. At the same time, they highlight the strict regulatory framework in place to ensure the highest standards of quality and safety of plasma-derived medicines. In 2019, Grifols also sponsored the second edition of the “Alfas en Camino” (Alphas on the Way) program in Spain, which this year coincided with the anniversary of “Alfa 1 Spain”. More than 100 patients took part in the week-long event, which included daily treks from Burgos to Santiago de Compostela, along with workshops about the disease. The company also participated in International Plasma Awareness Week (IPAW) to promote the Plasma Protein Therapeutic Association (PPTA), dedicated to educating the public on the importance of plasma proteins, the critical role plasma donors play in the production of plasma-derived medicines and raise awareness about the need to donate plasma. ACTIVITIES AND PROGRAMS

137 2019 CONSOLIDATED DIRECTORS' REPORT I 7 COMMITTED TO SOCIETY I SUPPORTING PATIENTS AND PATIENT ORGANIZATIONS GRIFOLS

ACCESS TO TREATMENT

The company actively works to increase access to treatment. Grifols has supported the PatientCare program since 2006 to facilitate treatment for U.S. patients with hemophilia or primary immunodeficiency. The program addresses concrete needs through an three initiatives:

- Grifols Assurance for Patients (GAP), which covers the cost of Grifols products during lapses in medical insurance coverage.
- Grifols Patient Assistance (GPA), which offers treatment to patients who need help temporarily.
- Emergency Supply System, which provides immunoglobulin to physicians to treat patients in emergency situations.

Grifols also collaborates with the World Hemophilia Federation's Humanitarian Aid Program as part of its commitment to patient communities around the world. From 2014 to 2021, the company has pledged to donate 200 million international units (IUs) of clotting factor for patients in developing countries to ensure they receive adequate treatment. Based on WFH estimates, these donations will provide approximately 10,300 doses to treat 6,000 patients a year until 2021.

For more than a decade, Grifols is a proud supporter of the WFH's efforts to improve access to hemophilia treatments. To date, Grifols has donated more than 100 million IUs since 2014, including 31 million in 2019.

GRIFOLS HAS SUPPORTED THE PATIENTCARE PROGRAM SINCE 2006 TO FACILITATE TREATMENT FOR U.S. PATIENTS

OVER THE PERIOD OF 2014-2021, THE COMPANY HAS PLEDGED TO DONATE 200 MILLION INTERNATIONAL UNITS (IU) OF CLOTTING FACTORS FOR PATIENTS WITH HEMOPHILIA


GRIFOLS COMMITMENT TO
WFH HUMANITARIAN AID PROGRAM
2014 to 2021
2014
2019
2021
MINIMUM
200 MILLION
IUs PLEDGED
TO WFH
+100 MILLION
INTERNATIONAL UNITS (IUs)
IN DONATED BLOOD
CLOTTING FACTOR

138 2019 CONSOLIDATED DIRECTORS' REPORT | 7 COMMITTED TO SOCIETY | SUPPORTING DONORS
GRIFOLS

SUPPORTING DONORS

COLLABORATION CORNERSTONES

Plasma donors play a pivotal role in the plasma industry. There is no such thing as synthetic or lab-created plasma, which is why donors are so critical in the production of life-saving plasma-derived medicines. Grifols recognizes the generosity of plasma donors and compensates those based in the U.S. and Germany for their time and commitment to making regular plasma donations.

Hundreds of donations are needed to produce enough plasma-derived medicine to treat one patient for one year.


70 kg
PRIMARY IMMUNODEFICIENCIES
ALPHA-1 ANTITRYPSIN DEFICIENCY
HEMOPHILIA
CIDP*
130
DONATIONS
900
DONATIONS
1,200
DONATIONS
465
DONATIONS

*Chronic inflammatory demyelinating polyneuropathy

COMMITMENTS

- Respect for the dignity and inherent rights of donors is an indispensable obligation for Grifols, which endorses, upholds and supports the Universal Declaration of Human Rights (1948), the Helsinki Declaration (1964) and UNESCO's Universal Declaration on Bioethics and Human Rights (2005).

- Grifols does not discriminate donors based on their gender, race, ethnicity or socioeconomic status, although it only uses plasma from qualified donors to produce its plasma-derived medicines.

- Grifols compensates donors for their time and commitment to the donation process, which includes undergoing a complete health screening at each donation. Compensation serves as an incentive and fosters altruism. Thanks to its donor compensation policy, Grifols is able to sustainably collect enough plasma to meet the growing demand for these essential life-saving medicines.

- Grifols' compensation policy applies equally to all donors. No distinction is made in terms of the volume of plasma collected or donors' weight, although they must weigh at least 50 kg.

- Plasma donors in the U.S. also have the option of contributing all or part of their compensation to support a variety of charitable organizations through the Grifols Plasma Possibilities program. Initiated in 2017, this program offers donors the chance to "give back twice" if they so desire. Since its launch, Plasma Possibilities has helped raise over USD 45,000 for more than 30 U.S. non-profit charity organizations. Additionally, in 2019, the most successful Plasma Possibilities campaign attracted over 7,000 plasma donors, who contributed part of their compensation to raise over USD 18,000 - out of the total USD 33,000 for the year - for the United Services Organization (USO), an initiative that helps keep deployed U.S. military personnel connected to home during their service.

- Grifols plasma donor centers create value for the community by generating employment and boosting the local economy including tax contributions, employee payroll and donor compensation. For more information on the socioeconomic impact of Grifols' plasma centers, see the chapter titled "About Grifols."

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ACTIVITIES AND PROGRAMS

SOCIAL OUTREACH PROGRAMS IN COMMUNITIES WHERE GRIFOLS PLASMA CENTERS ARE LOCATED

Grifols' staunch commitment to donors extends to the communities where its plasma centers are located. The company organizes and supports, through donations and volunteer activities, a number on events and projects that nurture its ties with local community. In 2019, the number of projects increased by 25% and more than 3,400 were implemented, with a tangible impact on the areas where Grifols operates. Additionally, more than 2,400 employees from Grifols' centers volunteered their time to take part in food drives, awareness initiatives, school-support programs and fundraising campaigns for non-profit organizations. Some of the highlights of 2019 were:

- Collection of more than 125 tons of food through Grifols' plasma donation centers in collaboration with local food banks to address food scarcity in donor communities. According to Feeding America, these donations provided 211,000 meals for 50,000 families.
- Donation of more than USD 44,000 in school supplies for 150 students, which almost triples the rates of 2018.
- Participation in over 470 awareness campaigns on the critical importance of plasma and plasma donations, including several open house days throughout the U.S.
- Donation of more than USD 330,000 to 700 U.S. non-profit organizations.

SOCIAL OUTREACH THROUGH THE JOSÉ ANTONIO GRÍFOLS LUCAS FOUNDATION

The José Antonio Grifols Lucas Foundation was established in honor of Dr. Josep Antoni Grifols i Lucas, a global forerunner in the plasmapheresis technique. Created in 2008, the Foundation supports educational and health programs to improve the welfare of the communities and social environments where Grifols' U.S. plasma centers are based. In addition, the objectives of the foundation support the research of the plasmapheresis technique and the identification of new potential applications.

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SUPPORTING THE SUSTAINABILITY OF PUBLIC HEALTHCARE SYSTEMS

ACCESS TO TREATMENT: COMMITMENT

Grifols is committed to providing patients with the plasma therapies they need today and in the future. In order to fulfill this pledge, the company leads infrastructure investments with a dual objective: first, to increase its access to plasma and second, to enhance its production facilities, including fractionation and purification plants.

Today, more patients than ever are being treated with immunoglobulin. In 2018, the global immunoglobulin market grew by approximately 10%, compared to the historical trend of 6-8%. To cope with this greater demand, Grifols has provided more immunoglobulin to patients than at any other time in its history.

This trend has been maintained since 2018, when Grifols supplied more immunoglobulin in the U.S. than any other manufacturer and represented approximately 66% of the country's immunoglobulin growth. Moving forward, the company will continue delivering on its long-term plan to help patients receive the care they need.

PRICE-SETTING POLICY

The manufacturing of plasma-derived medicines is a long, complex and highly regulated process that lasts between 7 and 9 months. Increasing product availability is a gradual process that involves the increase in plasma and the expansion of both testing infrastructure and production capacities.

Grifols has made industry-leading investments in both its plasma-collection and manufacturing infrastructure as part of its unwavering commitment to patients, physicians, hospitals and other stakeholders.

The company's price-setting policy is grounded in two core principles: first, cost should never be an obstacle to receiving optimal patient care and treatment, and second, pricing should guarantee the firm's long-term sustainability and reinforce its commitment to researching and developing new therapies.

CONTRIBUTING TO REDUCING HEALTHCARE COSTS: INDUSTRIAL FRACTIONATION PROGRAMS

Plasma contains proteins of great therapeutic value that, once separated and purified, can be used to produce plasma-derived medicines. The United States is the only country that collects sufficient plasma to produce the plasma-derived medicines its population requires.

The World Health Organization (WHO), the Council of Europe and other institutions spearhead measures to help European countries achieve self-sufficiency, including strategies to encourage blood and plasma donations. For this reason, donation centers freeze surplus plasma from donations to industrially process it and produce plasma-derived medicines.

Grifols offers its facilities, technology expertise and technical team to public donation centers and health public health organizations to process its plasma, purify the proteins and return them in their entirety as plasma-derived medicines. Regulated by fractionation service agreements, these collaborations lead to considerable cost savings for public healthcare systems. In the case of Spain, the public healthcare system saved an estimated EUR 65 million thanks to this collaboration. The company also offers this service in the Czech Republic, Slovakia and Canada.

THE WORLD HEALTH ORGANIZATION AND THE COUNCIL OF EUROPE ALERT ALL COUNTRIES TO ADVANCE THEIR SELF-SUPPLY OF PLASMA-DERIVED MEDICINES

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GRIFOLS' INDUSTRIAL FRACTIONATION PROGRAMS

EXPERIENCE, KNOWLEDGE AND EXPERTISE AT THE SERVICE OF BLOOD-BANK AND TRANSFUSION-CENTER PROFESSIONALS

Grifols' industrial fractionation service for hospital plasma is a comprehensive solution that encompasses the logistics of plasma (collection, transport, control and analysis) and its fractionation, purification, dosage and delivery as a finished product.

Collaborative solution

Safety in the plasma supply chain

Integrated control of the production process. Complete confidence in Grifols' manufacturing systems



A RANGE OF PROGRAMS DESIGNED TO MEET THE NEEDS OF BLOOD BANKS

- **Transport and plasma storage services** to guarantee the quality of transfusion plasma, including the Contingency Program to address issues with refrigeration equipment; the IPTH Program, which offers additional viral safety measures; and the Secure Program, which includes the collection, storage and recovery of frozen plasma.
- **Plasma for hemoderivatives**, including The Apheresis Program, a collaborative effort with blood banks and transfusion centers to encourage plasma donation with plasmapheresis.
- **Laboratory services** as the Biolab Program, which offers various services including analyses of samples, immunohematology tests and quality control of plasma for laboratories, among others.
- **Quality services** including The Quality Program, an initiative that provides expert advice on management and quality control systems, as well as plasma-related training initiatives, workshops and educational programs delivered through the Grifols Academy of Plasmapheresis.
- **Grifols Plasma Management Service,** a tool developed to improve and facilitate communication among the various parties that intervene in the follow-up of industrial fractionation contracts.

ESTIMATED SAVINGS OF EUR 65 MILLION FOR SPAIN'S PUBLIC HEALTH SYSTEM THANKS TO THE IMPLEMENTATION OF THIS SERVICE ACROSS SPAIN

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SUPPORTING LOCAL COMMUNITIES

Grifols strives to reinforce its ties in the communities where it operates through both company-led activities and donations, with particular attention to the educational sector. The company also shares its expertise and reinforces community relations through its collaboration with Probitas Foundation and Aigües de Vilajuïga.

NEW MOMENTUM FOR EDUCATION

Grifols strives to ensure access to education and equal opportunities for young people by generating shared value and bringing students closer to the scientific world to spur interest in STEM fields (Science, Technology, Engineering and Mathematics).

ACTIVITIES AND PROGRAMS

TRAINING PROGRAM IN LOCAL COMMUNITIES

Grifols collaborates with Los Angeles-area universities to boost the education and development of its talent pool, while creating employment opportunities for local residents. More than 100 people have earned degrees or are working towards one at California State University (Los Angeles), and more than 150 have been hired through this collaboration agreement.

In North Carolina, Grifols actively participates in the Biomanufacturing Training and Education Center and the Johnston County Workforce Development Center. The company works closely with Johnston Community College to help students interested in pursuing careers in the biopharmaceutical field.

COLLABORATIONS WITH EDUCATIONAL PROGRAMS

These collaborations include donations for activities designed to elevate the access and quality of education, including alliances with local schools and organizations with a science-oriented mission where Grifols can contribute its knowledge and expertise. The following table highlights these partnerships:

UNITED STATES

Discover the Plasma, a collaboration among Grifols, Johnston Community College and Johnston County (North Carolina) public schools to develop a module for middle-school students that forms part of the science curriculum.

Summer internships: Grifols' personnel collaborate with California State University in Los Angeles to organize summer internships for high-school students in Grifols' laboratories.

Internships in Grifols' facilities: a joint collaboration with Woodrow Wilson High School in the El Sereno neighborhood of Los Angeles.

Factory tours and employee meetings in Los Angeles with medical or healthcare students.

SPAIN

In 2019, entry as a member of the advisory board of the **Employment and Training Council of the Professional Association of Industrial Engineers of Catalonia** to promote talent in the industrial sector.

Factory tours: In 2019, a total of 832 students from 40 educational centers visited Grifols' facilities in Barcelona (Parets del Vallès and Sant Cugat del Vallès) and Murcia.

GERMANY

Employment orientation sessions for students.

Collaboration with the Deutschlandstipendium program, with three scholarships for outstanding students.

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DONATIONS TO SOCIAL OUTREACH PROGRAMS IN THE U.S.

Grifols' Community Relations Grant Committees in Los Angeles, Emeryville and Clayton ensure that all of the company's non-healthcare-related donations and in-kind services are coordinated and aligned with our corporate mission and social responsibility framework. This support is generally for civic, social and educational programs that strengthen Grifols' bond with the local communities and address their concrete needs. Grifols considers the following criteria to determine eligibility for its charitable donations:

- The recipient must be considered a charitable organization. In the U.S., entities must be tax-exempt under section 501(c)(3) of the Internal Revenue Service Tax code for schools and academic institutions.
- Their primary mission includes efforts to encourage education and STEAM vocations, alleviate homelessness and hunger and improve the natural environment.
- They positively impact communities where Grifols has a permanent office or project site.

In 2019, Grifols examined opportunities in which the company could make the greatest impact. Based on this analysis, the Grifols Community Relations Grant Committees dispersed over USD 200,000 to our local communities. Some of these initiatives include:

ACTIVITIES AND PROGRAMS

INITIATIVES TO IMPROVE ACCESS AND QUALITY OF EDUCATION

- Donation to City Year's After-School Extended Learning Time Program to offer after-school support, care and tutoring services to more than 3,000 students.
- Collaboration with LA's BEST Afterschool Enrichment Program, aimed at providing resources for talented students from underprivileged areas of Los Angeles.
- Scholarships for Johnston Community College students.
- Activities to promote educational and wellness programs for teachers and students from kindergarten to 12th grade (K-12) in several primary and secondary schools.
- Donations to Scientific Adventures for Girls to encourage girls to consider scientific vocations.
- Collaboration with math and biology departments of Clayton High School.

OTHER INITIATIVES

- 40th anniversary celebration of "Para Los Ninos", an organization that responds to the needs of more than 6,000 underserved children and families in Los Angeles.
- "Season for Giving" event for the Los Angeles Regional Food Bank.
- Collaboration with East Los Angeles Community Youth Center.
- Collaboration with the Friends of Emeryville Child Development Center.
- Community Action Agency of Butte County, CA.
- Construction and maintenance of the El Sereno Arroyo Playground in Los Angeles.
- Clayton Area Food Bank.
- World Clean-up day, Emeryville, CA.

144 2019 CONSOLIDATED DIRECTORS’ REPORT   I   7 COMMITTED TO SOCIETY I   SUPPORTING LOCAL COMMUNITIES w SOCIAL INITIATIVES THROUGH FOUNDATIONS AND NGOs SUPPORT FOR THE BASIC PRINCIPLES OF WORLD HEALTH ORGANIZATION Through its local programs, during 2019 the Foundation has promoted the healthy development of the most vulnerable children and youth in their physical, psychical and emotional well-being, offering comprehensive support with nutritional, socio-educational, psychosocial and health resources for those children at social risk. It has been working with schools, local authorities and social organizations to offer children and youth the option of having a healthy meal a day together with socio-educational activities and free time in a safe space. The healthy habits, nutrition, physical activity, hygiene, rest and emotional well-being, have been implemented in all programs. Created in 2008, the Probitas Foundation leverages Grifols’ vast expertise in the global healthcare sector to improve medical care in areas with limited resources. Grifols shareholders approved an annual allocation of 0.7% of corporate profits before taxes to support this private foundation. The Foundation has also collaborated with research centers, hospitals, foundations and other partners in the mental health field, supporting services not included in the public health system, to reinforce awareness about the reality of kids affected by mental disorders and to encourage good practices to reduce stigma, improve early detection and social inclusion. The foundation combines in-house programs – such as the Global Laboratory Initiative and the Child Nutrition Support Programme – with external collaborations, including entities with experience in the social and healthcare sectors, international NGOs (Red Cross, Save the Children, AMREF Health Africa, etc.) and United Nations agencies such as UNICEF, ACNUR, UNRWA (United Nations Relief and Works Agency for Palestine Refugees in the Near East) and the World Food Programme, among others. Probitas international health programs aim to improve access to health for the most vulnerable populations living in remote regions of the globe with scarce resources. In 2019, the the Foundation endorsed sustainable health projects and it did not limit itself to the role of a funding entity, but coordinated, guided, and trained the local partners so that they could become self-sufficient in the near future. Probitas Foundation has once again reiterated its support for the WHO’s core principles of primary healthcare: universal access to care and coverage on the basis of need; commitment to health equity as part of development oriented to social justice and community participation in defining and implementing health agendas and intersectoral approaches to health. To learn more about Probitas and its core programs, please visit http://www.fundacionprobitas.org For information on Grifols’ foundations, see Chapter 5: Innovation. “European Foundation for the Study of Chronic Liver Failure” MAIN PROGRAMS CHILD NUTRITION SUPPORT Aim: to improve the health & nutrition of children at risk Since 2012 195 schools 80,000 beneficiaries 3.8 million meals SIT, HEALTH, INNOVATION & THERAPIES Aim: improving the health of children and their families who are not covered by their national health system Since 2018 7 organizations 2,000 beneficiaries ICP, INTERNATIONAL COOPERATION PROGRAM Aim: to support projects developed by international aid organizations working in the health sector Since 2010 41 countries 100 organizations 2.9 million people GLI, GLOBAL LABORATORY INITIATIVE Aim: strenghthening the capacities of clinical diagnostic laboratories in different regions of the world Since 2010 10 countries 28 laboratories 1.7 million people PROBITAS FOUNDATION : IMPROVE HEATLH OF MOST VULNERABLE POPULATION WORLDWIDE

145 2019 CONSOLIDATED DIRECTORS’ REPORT   I   7 COMMITTED TO SOCIETY I   SUPPORTING LOCAL COMMUNITIES INITIATIVES ALIGNED WITH THE SUSTAINABLE DEVELOPMENT GOALS 1. Strengthening the capacities of clinical diagnostic laboratories in the most vulnerable regions of the world by democratizing the techniques applied in developed countries: the Probitas Foundation, through its own Global Laboratory Initiative (GLI) program, promotes disease diagnoses for illnesses that represent a global public health problem such as tuberculosis, HIV and malaria, as well as other communicable and chronic diseases. 2. International cooperation actions to combat Neglected Tropical Diseases (NTDs), HIV / AIDS, malaria and tuberculosis among others through its International Cooperation Program. Its areas of work include strengthening local health structures; providing water, sanitation and hygiene for the prevention of these diseases; and awareness campaigns, among others. IN 2019, GRIFOLS ALLOCATED EUR 17 MILLION TO VARIOUS FOUNDATIONS AND NON-GOVERNMENTAL ORGANIZATIONS (NGOs), INCLUDING EUR 5 MILLION* TO THE PROBITAS FOUNDATION (+36% COMPARED TO 2018) (*) This amount is related to allocation of 0.7% of Grifols’ corporate profits before taxes THE EBOLA PROJECT In 2014, Liberia was among the West African countries most affected by the Ebola outbreak. That same year, Grifols launched its Ebola Project, a non-profit initiative to produce anti-Ebola immunoglobulin to treat affected populations. To reach this objective, the company worked jointly with the Probitas Foundation on two main fronts. First, it designed and installed a first-of-its-kind modular plasma donation cente r in Monrovia to collect plasma from Ebola survivors. At the same time, it constructed a dedicated processing facility at its Clayton manufacturing complex to purify the collected plasma and produce anti-Ebola immunoglobulin. More than 40 Grifols employees and Probitas Foundation (Grifols’ philanthropic organization) professionals traveled to Liberia to volunteer in the plasma-collection process. In August of 2016, the first units of plasma from Ebola survivors were collected in Monrovia, and at the end of 2018, Grifols began processing the first batch of plasma with antibodies. At present, the first anti-Ebola immunoglobulins are ready for transfer to the Liberian government. In 2019, Grifols also continued its efforts to consolidate the project and built and installed two additional modules in Monrovia, one as a climate-controlled storage unit for raw materials and another unit to freeze the collected plasma. Grifols fully financed the project, with the collaboration of Probitas Foundation during the project-launch stage and with the ongoing support of the Liberian government, the U.S. Food and Drug Administration, the World Health Organization and several NGOs, both local (Afromedical) and international (Save the Children). As part of this philanthropic initiative, Grifols will finance clinical research and, by mutual agreement with the government of Liberia, will deploy the anti-Ebola immunoglobulin to other Ebola outbreak areas. In addition to promoting scientific research, the project also addresses the social aspect of Ebola through an innovative Probitas program in Liberia to help the communities most affected by the epidemic and combat the stigma surrounding the disease. Since 2014, the company has donated more than USD 10 million to address the threat posed by Ebola to global health.

146 2019 CONSOLIDATED DIRECTORS’ REPORT   I   7 COMMITTED TO SOCIETY I   SUPPORTING LOCAL COMMUNITIES w SUPPORTING LOCAL BUSINESSES w ASSOCIATIONS GRIFOLS IS A MEMBER IN THE FOLLOWING INDUSTRY AND EMPLOYER ASSOCIATIONS • FENIN: Federación Española de Empresas de Tecnología Sanitaria • MedTech Europe: European Trade Association representing the medical technology industries and diagnosis and medical-device manufacturers • EURORDIS: Non-profit alliance of 851 rare disease patient organizations from 70 countries that work together to improve the lives of the 30 million people living with a rare disease in Europe • The United States-Spain Council: An organization of U.S. and Spanish leaders who work to cultivate stronger ties between the two countries • EUCOPE: Trade association representing small-to medium-sized pharmaceutical and med-tech firms in Europe • PPTA: Plasma Protein Therapeutics Association • ASEBIO: Asociación Española de Bioempresas • American Chamber of Commerce in Spain • AEF: Asociación Española de Farmacología • AES: Asociación de la Economía de la Salud • SESPAS: Sociedad Española de Salud Pública y Administración Sanitaria • SEFH: Sociedad Española de Farmacia Hospitalaria • SIGRE: Sistema Integrado de Gestión de Residuos de la Industria Farmacéutica • ISPE: International Society for Pharmaceutical Engineering • WHC: Wildlife Habitat Council • ESI: Environmental Stewardship Initiative of the North Carolina Department of Environmental and Natural Resources • ACS: American Chemical Society • Farmafluid: Asociación Española de Laboratorios Farmacéuticos de Fluidoterapia y Nutrición Parenteral • National Health Council (U.S.) • Biotechnology Innovation Organization (BIO) • AENE: Asociación Española de Fabricantes y Distribuidores de Productos de Nutrición Enteral • SENPE: Sociedad Española de Nutrición Parenteral y Enteral AIGÜES DE VILAJUÏGA Aigües de Vilajuïga is a century-old firm with one of Spain’s two natural water springs. Grifols ensured the continuity of the business, which was on the verge of closing its doors. In 2019, the company celebrated the inauguration of new manufacturing facilities as well as its market launch. Grifols’ commitment has brought new momentum to the project, which has a significant impact on the region’s social fabric. The company traces its roots to the small village of Vilajuïga, where a modest well was said to supply water with exceptional properties. On July 15, 1904, Aigües de Vilajuïga was declared a mineral water fit for medicinal purposes. Its popularity soon grew and it became a reference for renowned personalities such as author Josep Pla, artist Salvador Dalí and celebrity chef Ferran Adrià. When Víctor Grífols Deu heard that Aigües de Vilajuïga was going to cease operations after 114 years of history, his family ties and emotional connection to the region compelled him to do everything possible to make sure the people of Vilajuïga and enthusiasts of this unique carbonated water could continue to enjoy it.

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OTHER COLLABORATIONS AND VOLUNTEER ACTIONS

Grifols' commitment to local communities in which it operates extends to its workforce. Hundreds of Grifols employees around the world volunteer their time on a range of projects and collaborations that help meet the real needs of their communities.

VOLUNTEER INITIATIVES IN THE U.S.

HABITAT FOR HUMANITY

Grifols has collaborated with Habitat for Humanity in the U.S. since 2014. This NGO organizes efforts to build simple yet dignified homes to improve the living conditions of those most in need and strengthen the fabric of local communities. In 2019, the company donated USD 235,000 toward new homes and materials in California, Wake County, North Carolina, and Austin, Texas. Approximately 180 of Grifols' U.S.-based employees volunteered 1,596 hours of their time to help build new homes.

DRESS FOR SUCCESS

Grifols collaborated with Dress for Success for the first time in 2019. Founded in 1997, this global non-profit organization helps low-income women achieve economic independence by helping them in their job-search and interview process. Beneficiaries are offered professional attire, a support network, and personal and professional development tools to help them thrive at work and in life. Last year, 45 employees at Grifols Triangle Park (North Carolina) volunteering 90 hours of their time for a clothing sale. In addition, USD 2,500 were donated by the company for this cause.

DIRECT RELIEF

In 2019, Grifols' U.S.-based employees collaborated with Direct Relief to manage corporate donations for tetanus and diphtheria vaccinations for people impacted by Hurricane Dorian in the Bahamas. For more than three years, Grifols has collaborated with this global charity dedicated to providing medical supplies in areas of natural disasters.

ADDITIONAL VOLUNTEER ACTIVITIES

- Collaborations and volunteer activities to raise funds for several food banks. Noteworthy, were the fundraising efforts and donations of USD 25,000 for the Los Angeles Food Bank and USD 5,000 for the Alameda Community Food Bank.
- Supported the Cypress Assistance Ministries Food Pantry with a USD 2,500 donation and an additional in-kind donation of furniture for people at risk of social exclusion.
- Donation of instrumentation material to University of Southern California, valued at EUR 9,000.
- Participation to provide support and USD 5,000 donation to the Paralympic Games in Clayton.
- Participation in clean-up activities in communities throughout the U.S. In 2019, 30 volunteers collectively dedicated 124 hours of their time.
- Collaboration with Read Across America Week and USD 2,000 donation. Eighteen volunteers invested 36 hours of their time to foster reading among students at several California schools (Farmdale, Cesar Chávez, Multnomah and Sierra Vista).
- Collaboration with Girls in STEM Day in Cleveland, Ohio, to inspire girls to become interested in the science, technology, engineering, and mathematics fields.

CORPORATE VOLUNTEER ACTIVITIES IN SPAIN

BARCELONA MAGIC LINE

A team of 176 Grifols employees took part in the 6th Magic Line Solidarity Walk, organized by the Obra Social of the Sant Joan de Deu Hospital in Barcelona. Volunteers organized several initiatives that raised EUR 11,546, which were matched by the company. These funds will be allocated to a number of projects, including laboratory materials for research on childhood diseases, home visits for people at risk of social exclusion, and therapies for people with mental-health conditions or dependency issues.

SANTANDER CORPORATE RUN

A team of 56 Grifols employees participated in the "Santander Cursa de les Empreses," held in December 2019 in Barcelona. The initiative was part of the CORREAMBMI Project, an organization that fosters sports, integration and solidarity.

148 2019 CONSOLIDATED DIRECTORS’ REPORT   I   7 COMMITTED TO SOCIETY I   SPONSORSHIPS AND PATRONAGE SPONSORSHIPS AND PATRONAGE Grifols has collaborated with the prestigious Fullbright Scholarship Program since 2013. Thanks to Grifols’ contributions, Spanish scholarship recipients were able to pursue and finalize master’s degrees in molecular medicine at the University of Maryland-Baltimore (U.S.) and in pharmaceutical sciences (Translational Medicine and Drug Discovery) at Northeastern University in Boston (U.S.). Fulbright scholarships form part of an academic aid program sponsored by the U.S. State Department’s Bureau of Educational and Cultural Affairs, governments of other countries and the private sector. As a member of the IQS Corporate Foundation, Grifols sponsors the Barcelona-based Process and Integrative Technology Transfer Center (Centro de Transferencia en Procesos y Tecnologías Integrativas), which seeks to become a state-of-the-art research and technology transfer platform for laboratories and companies. At the same time, the company sponsors Grifols Scholarships at the Institut Químic de Sarrià (IQS) in Barcelona (Spain) for students with outstanding academic credentials, exemplary attitudes and limited economic resources. With Grifols’ sponsorship, the Spanish Foundation of Hospital Pharmacies established a prize in 2019 to recognize the best work featured in the Spanish Society of Hospital Pharmacies magazine or those of Latin American hospital-pharmacy guilds. These professional associations aim to recognize innovations in the hospital pharmacy field. SPONSORSHIP AND PATRONAGE PROGRAM IN SPAIN Grifols approved its sponsorship policy in 2019. This policy regulates the company’s collaborations with diverse organizations dedicated to promoting sports, social (including healthcare), cultural and education initiatives. For 2020, it is endowed with EUR 600,000. Grifols established the following criteria as a framework to determine the eligibility of these organizations, projects and initiatives: • All collaborations must support, complement or expand Grifols’ mission and values. • Comply with all corporate policies on ethics, transparency, conflict of interest, data protection and code of conduct. • A maximum 3 year-duration, expandable to 5 in exceptional cases. Admission and evaluation criteria for applicants include: • Initiatives should be integrated into one of the categories established by Grifols: sport, social actions, culture and education. • Proof of good repute, good reputation and good practices in their field of action. • Be aware of all payments and obligations with government authorities. Grifols does not accept requests from entities managed by a relative of any Grifols employee.

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THE GRIFOLS MUSEUM REOPENS IN BARCELONA

The company established the Grifols Museum over 20 years ago to showcase its rich intellectual, scientific and industrial heritage, as well as advances in the fields of hematology throughout the 20th century. The museum honors previous generations while reaffirming the company's origins. Driven by its spirit of innovation, Grifols has become a forerunner in global healthcare and a trailblazer in new industry standards that today guide the production of plasma medications worldwide.

Preserving and spreading knowledge on the historical evolution of blood-related diseases and their treatment is the primary objective of this singular museum, which features engaging audiovisual displays to appeal to visitors of all ages.

In this way, the new Grifols Museum provides insights into the company's history while highlighting the important collective progress made over the years, which today allow us to receive safe blood transfusions, discover our blood type, access plasma-derived medicines, understand the critical role of donors who make them possible and further explore the benefits of the plasmapheresis technique.

Viewed from this perspective, the social dimension of the Grifols Museum spotlights the company's role as a wellspring of knowledge and a key driver of scientific and social progress.


MUSEU GRIFOLS
B-286866

8 ENVIRONMENT AND CLIMATE CHANGE WE ARE COMMITTED TO THE PLANET. NO LONG-TERM ACTIVITY IS POSSIBLE WITHOUT ITS SUSTAINABILITY

GRIFOLS IS COMMITTED TO RESPONSIBLE ENVIRONMENTAL MANAGEMENT, WORKING TO PROMOTE ENERGY EFFICIENCY, RESOURCE CONSERVATION AND SUSTAINABLE PRACTICES Resources for environmental actions 21.8 M€ Water consumption decrease 4% Greenhouse gas reduction 40% 2030 Commitment Renewable energy consumption 70% of total electricity 2030 Commitment

152 2019 CONSOLIDATED DIRECTORS’ REPORT   I   8 ENVIRONMENT AND CLIMATE CHANGE I   GRIFOLS’ ENVIRONMENTAL MANAGEMENT GRIFOLS’ ENVIRONMENTAL MANAGEMENT Grifols does its utmost to minimize the potential impact of its operations on the environment, striving to efficiently manage resources as part of its commitment to sustainable development. In this regard, it has various policies and guidelines that define its environmental management, which are approved by senior management and shared throughout the organization: each business area. - Involvement of senior management from each ISO-14001-certified company (or in the process of obtaining certification) - Control and follow-up of environmental system - Proposal, follow-up and supervision of environmental goals - Review of follow-up indicators, application of corrective measures and compliance with current legislation - Identification of opportunities for improvement Reference manual applicable to most manufacturing facilities and other ISO-14001-certified centers on Grifols’ environmental performance. It is the framework for the environmental performance of the entire organization. ENVIRONMENTAL COMMITTEES CORPORATE ENVIRONMENTAL MANUAL Defines specific action lines for The 2017-2019 Environmental Plan is finalized and the 2020-2022 Environmental Plan is in development ENVIRONMENTAL PROGRAMS ENERGY POLICY Defines company-wide principles and commitments to optimize energy resources and promote the use of renewable resources ENVIRONMENTAL POLICY Defines company-wide principles and commitments aimed at monitoring and improving Grifols’ environmental impact ENVIRONMENTAL POLICY Grifols’ environmental policy contains the following commitments: • Promote awareness and train employees to adopt good environmental practices in the work place. • Minimize the environmental impact of new products and processes during stages of design, manufacturing, transportation, usage and disposal. • Identify and comply with applicable legal requirements and other principles to which the organization adheres. • Establish environmental objectives and targets according to company activities, in order to continuously improve performance. • Implement pollution prevention techniques in order to minimize the environmental risks involved in company activities, taking into account the effects of climate change. • Organize a system to engage stakeholders in communication and dialogue on company environmental issues. • Set up programs for the protection and conservation of nature areas that belong to the company and to protect those areas over which it has a direct influence.

153 2019 CONSOLIDATED DIRECTORS’ REPORT   I   8 ENVIRONMENT AND CLIMATE CHANGE I   GRIFOLS’ ENVIRONMENTAL MANAGEMENT w GRIFOLS’ CIRCULAR ECONOMY Grifols’ environmental management is based on the concept of a circular economy, highlighting an efficient use of material resources, water and energy and waste reduction in consideration of the life cycles of the company’s various products and services. This strategy incorporates the transition toward a low-carbon economy aimed at minimizing the impact of climate change. • Good environmental practices in the procurement process • Eco-design of equipment (diagnostic & engineering) • Environmental criteria in R+D • Container & packaging design • Certification of raw-material suppliers • Certification of transport companies • Optimization of routes and means of transportation • Proximity of suppliers • Water recovery systems • Optimized water consumption • Energy efficiency • Renewable energy consumption • Cogeneration installation • LEED/Green globe building certification • Residual waste recovery • Energy recovery from waste • Anaerobic digestion • Zero Waste to Landfill initiative • In-house treatment of wastewater • Minimization of atmospheric emissions CIRCULAR ECONOMY CO-• Optimization of packaging • Recycled/recyclable packaging materials • Certification of transport companies • Optimization of routes and means of transportation • Recycling of recoverable waste • Internal reuse of ethanol • Recovery of intermediate products LLEC-TION • Reuse of ethanol in production processes • Intermediate products: PEG + sorbitol • Grifols Engineering machine manuals • Equipment manuals (diagnostic) • SIGRE • Collection and management of electric and electronic equipment place in the market • Environmental criteria in engineering projects

154 2019 CONSOLIDATED DIRECTORS' REPORT | 8 ENVIRONMENT AND CLIMATE CHANGE | GRIFOLS' ENVIRONMENTAL MANAGEMENT GRIFOLS

MANAGEMENT THAT OPTIMIZES RESOURCES AND MINIMIZES POSSIBLE ENVIRONMENTAL RISKS

Grifols' environmental management includes key aspects aimed at optimizing the efficiency in the use of resources and minimizing environmental risks arising from its activities, including:

Eco-efficiency	• Systematic integration of environmental criteria in the design of projects, products and services to incorporate preventative and eco-efficiency measures that minimize the company's environmental impact. • The R+D+i, Engineering and Grifols Engineering Departments analyze and apply the most eco-efficient alternatives from a life-cycle perspective. • Update of Grifols' "Guide for Design of Containers and Packaging with Environmental Criteria".
Prevention	• Regular review of preventative measures aimed at mitigating the possible impact of environmental risks identified by the company. • Regular drills in production plants to evaluate response capabilities in case of environmental emergencies or incidents. • Specific employee training.
Specific self-protection plans for each production facility	• Define action plans to respond to emergencies with environmental implications and appoint teams to execute them.
Legal compliance	• Legislative monitoring systems to identify the requirements for each production facility and allow for regular review of their compliance.
Environmental objectives	• 2017-2019 Environmental Plan outlines the concrete objectives for this period. Each includes specific targets to be carried out in Grifols' installations. • Development of new 2020-2022 Environmental Plan. • Establishment of 6 environmental mid-term commitments as focal points of core lines of action.
Environmental awareness and communication	• Promotion of communication channels to enhance engagement between the company and its main interest groups regarding environmental issues. • Internal and external communication procedures to guarantee appropriate response for each type of communication received. • Activities to raise awareness of environmental preservation and the importance of protecting natural resources and ecosystems, developed within the framework of World Environment Day (Barcelona installations) and Earth Day (industrial complexes in Clayton, North Carolina, and Emeryville and Los Angeles, California). • Implementation of training and educational activities to inform Grifols employees on environmental management issues.
Commitment to environmentally responsible suppliers	• The company advocates collaborations with environmentally responsible suppliers and partners that multiply the beneficial effects of its sustainable approach and indirectly fosters practices that reduce environmental impacts. Among other initiatives, Grifols signed a pathbreaking agreement with an airline group and car rental agency to offset the environmental footprint of its business travel.

75% OF EMPLOYEES DEDICATED TO PRODUCTION WORK IN ISO 14001-CERTIFIED FACILITIES

MORE THAN 75% OF GRIFOLS' TOTAL PRODUCTION IS MANUFACTURED IN FACILITIES WITH ENVIRONMENTAL MANAGEMENT SYSTEMS AND ISO 14001 CERTIFICATION

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ENVIRONMENTAL CERTIFICATIONS

Grifols' environmental management system is certified by the ISO 14001 standard, which ensures identification and compliance with applicable environmental legislation, knowledge of the environmental impact of its products and processes, the implementation of necessary preventative and corrective measures, and the establishment of objectives to improve its environmental performance.

The company continues its efforts to obtain ISO 14001 certification in all of its manufacturing facilities. Grifols' plants in Spain have been ISO-14001-certified since 2004 and 2005. In the U.S., the North Carolina installations are also ISO-14001-certified: the Clayton Bioscience Division plant was certified in 2016 and the Raleigh offices in 2019. Furthermore, the Emeryville (California) Diagnostic Division's complex has been ISO-certified since 2018 and the company is working to certify the Los Angeles Bioscience Division plant. The company has prioritized the certification of the largest manufacturing facilities and progressively those of smaller size and less environmental impact.

At the close of 2019, 75% of Grifols' total production was manufactured in ISO-14001-certified facilities, with about 74.7% of production employees working in these facilities.

The company continues to advance in its integration of the highest standards of sustainability. In 2018, the Clayton plant received the Leadership in Energy and Environmental Award (LEED) for its sustainable design. In 2019, the new Clayton fractionation plant obtained the Green Globe Certification on behalf of the Green Building Initiative® (GBI), an entity that assesses and certifies the design and operations of sustainable buildings.

PROVISIONS AND SAFEGUARDS FOR ENVIRONMENTAL RISKS

Grifols has civil responsibility insurance to cover accidental contamination of the environment, understood as the disturbance of the natural state of air, groundwater, flora or fauna (or any other situation legally deemed as environmentally harmful), caused by emissions from Grifols installations due to accidental, sudden and unforeseen consequences. Grifols' responsibility extends to all of its companies, manufacturing facilities and sales offices in all of the countries where it operates.

In 2019, Grifols was fined EUR 2,250 for exceptionally exceeding one of the parameters related to the organic load of wastewater as a result of an isolated incident. The company applied the necessary corrective measures and launched an improvement project to prevent similar situations in the future.

AWARDS AND RECOGNITIONS

- 2019 Prize for Industrial Excellence in Europe, granted by IESE Business School's CELSA Chair of Competitiveness in Manufacturing based on input from Europe's most prestigious business schools. This award highlights environmental and sustainability criteria as a fundamental and intrinsic element of industrial development and corporate competitiveness.
- In 2019, Grifols' North Carolina installations received the "Gold Certification" of the "Zero Waste to Landfill" program granted by Underwriters Laboratories (UL). This award recognizes companies that divert 95-99% of waste from landfills and report less than 5% incineration with energy recovery. Grifols is the first pharmaceutical company in the U.S. to receive this award.

156 2019 CONSOLIDATED DIRECTORS’ REPORT   I   8 ENVIRONMENT AND CLIMATE CHANGE I   RESOURCE ALLOCATION TO MITIGATE ENVIRONMENTAL IMPACTS RESOURCE ALLOCATION TO ENVIRONMENTAL IMPACTS MITIGATE Grifols allocated significant resources to environmental activities as part of its ongoing efforts to enhance its environmental performance and move forward on its 2017-2019 Environmental Program Policy objectives. TOTAL RESOURCES (M€) 21.8 In 2019, 61% of investments were allocated to reduce water, energy and electrical consumption, contributing to a decrease in atmospheric emissions. Total investment in environmental assets reached EUR 1.9 million (EUR 2.8 million in 2018) while costs rose to EUR 19.9 million, increasing from EUR 15.5 million in 2018. Seventy-one percent (71%) of environmental costs focused on waste management in Grifols’ various facilities. 66% allocated toward waste management 26% related to managing the water cycle 8% remainder intended for reducing atmospheric emissions, energy and others RESOURCE ALLOCATION (COST & INVESTMENTS)

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HUMAN CAPITAL INTENDED TO PREVENT ENVIRONMENTAL IMPACTS

Grifols' work centers have a system that prioritizes the minimization of environmental risk by reducing occupational risk.

All employees involved in the management of environmental risks receive specific training as part of the company's continuous development plan.

Grifols manages the prevention of environmental risks through an organizational system with a broad global reach:

Corporate environmental department

1

Environmental teams

4

Subsidiary Coordinators

22

Environmental committees

11


SPAIN
NORDIC COUNTRIES
POLAND
CZECH REPUBLIC
GERMANY
SWITZERLAND
FRANCE
UNITED KINGDOM
IRELAND
PORTUGAL
ITALY
SLOVAKIA
CANADA
U.S.
MEXICO
COLOMBIA
BRAZIL
CHILE
ARGENTINA
DUBAI
INDIA
THAILAND
SINGAPORE
JAPAN
CHINA
HONG KONG
TAIWAN
MALAYSIA
INDONESIA
AUSTRALIA

MANUFACTURING FACILITIES

- GRIFOLS' SUBSIDIARIES
- PRESENCE THROUGH DISTRIBUTORS

158 2019 CONSOLIDATED DIRECTORS’ REPORT   I   8 ENVIRONMENT AND CLIMATE CHANGE I   SIX COMMITMENTS FOR 2030 SIX COMMITMENTS FOR 2030 Reduce greenhouse gas emissions per unit of production by 40%. IN ADDITION TO ITS TRIENNIAL ENVIRONMENTAL PLANS, GRIFOLS HAS ESTABLISHED SIX CORE ENVIRONMENTAL COMMITMENTS FOR 2030 COMPARED 2018 LEVELS -40% +15% 70% RENEWABLE ENERGIES Consume 70% of electricity from renewable sources. ENERGY EFFICIENCY Increase energy efficiency per unit of production by 15% by systematically integrating eco-efficiency measures in new projects and existing installations. EMISSIONS REDUCTION

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DECARBONIZATION

Facilitate the decarbonization of transport in business trips and employee commutes by reducing air travel, carbon offsetting, encouraging teleworking, among others.

CIRCULAR-ECONOMY

Continue to implement circular-economy measures in every stage of the operational life cycle as part of Grifols' environmental efforts to minimize and reuse waste and optimize the consumption of water, raw materials and intermediate products.

PROTECT BIODIVERSITY

Protect biodiversity on Grifols properties through the Grifols Wildlife Program, promoting CO_2 capture

BIODIVERSITY

GRIFOLS CLAYTON WILDLIFE HABITAT AREA

Grifols has 121 hectares of diverse wildlife habitat, adjacent to the production facilities and available for Grifols employees and their families. This protected space provides adequate habitat for many aquatic and terrestrial species.

The conservation activities include the removal of invasive species, the cleaning, the maintenance of trails and favoring in some areas the implantation of native species, both animal and vegetal. Grifols participates in the Wildlife at Work and Corporate Lands for Learning programs that are certified by the Wildlife Habitat Council.

The North Carolina State University (NCSU) annually visits the property with students who conduct inventories of flora and fauna and advising to improve wildlife protection.

BESÒS RIVER BASIN IN BARCELONA

Grifols signed a collaboration agreement in 2014 with the Consortium for the Defense of the Besòs River to carry out rehabilitation actions of the Tenes river paths and a study of the biodiversity improvement in the river environments by monitoring the return of the otter.

Thanks to this collaboration agreement, several roads have been rehabilitated that allow walking, cycling or riding through the surroundings of the Tenes River, from its birth to the mouth.

Other activities carried out are informative sessions to the local communities of the area about these advances and the importance of preserving this environment. Grifols plans to renew this collaboration for the next 3 years by focusing on the study of mammals and fish in the area.

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COMPLIANCE WITH 2017-2019 ENVIRONMENTAL PLAN

Grifols' 2017-2019 Environmental Program outlines its environmental goals and targets for this period. Specific action items are attached to all objectives, which are carried out in Grifols' various manufacturing facilities. The following table details the overall objectives of the 2017-2019 Environmental Program. The degree of fulfillment refers to the extent to which the objectives have been implemented.

2017 - 2019 OBJECTIVES	DEGREE OF FULFILLMENT OF OBJECTIVES (2018 OVERVIEW)	DEGREE OF FULFILLMENT OF OBJECTIVES (2019 OVERVIEW)
ENERGY		
Reduction of electrical consumption by 2.06 million kWh per year in the selected facilities	15.1%	39.0%
Reduction in electrical demand in new facilities by 6.2 million kWh per year	44.9%	65.6%
Decrease in the consumption of heat energy by 19.7 million kWh per year in specific buildings	99.4%	99.4%
Reduction in natural gas consumption in the construction of new facilities by 0.92 million kWh per year	25.3%	100% - COMPLETED
WATER		
Reduction in water consumption by 265,000 m^3 per year in specific facilities	36.0%	47.0%
WASTE		
Reduction in the volume of waste by 450 T per year in specific facilities	79.5%	100% - COMPLETED
Increase in waste recycling by 270 T per year in specific facilities	100% - COMPLETED	100% - COMPLETED
CONSUMPTION		
Reduction in the consumption of raw materials in specific facilities	16.7%	100% - COMPLETED
OTHERS		
Standardization of the environmental management system in specific facilities	78.0%	90.0%
Reduction of atmospheric gas emissions in specific facilities	38.0%	40.0%
Environmental awareness in specific facilities	100% - COMPLETED	100% - COMPLETED

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NEW OBJECTIVES AND TARGETS FOR 2018

As with all of Grifols' environmental program objectives, these targets are supported by concrete metrics, human and financial resources, and deadlines.

Unfulfilled objectives were due to a variety of reasons, such as changes in the scope of certain objectives, budget reallocations, postponement of concrete actions, and transfer of others to the 2020-2022 Environmental Plan or in the framework of Grifols' commitments for 2030.

New Objectives and Targets identified in 2018		
		DEGREE OF FULFILLMENT OF OBJECTIVES (2019 OVERVIEW)
ENERGY		
Continuity on projects aimed to decrease electrical consumption by more than 800,000 kWh in current facilities	Increase the number of energy audits in manufacturing centers (Ireland) and subsidiaries (Germany and Italy)	100% - COMPLETED
	Decrease electrical consumption in cooling capacity systems in Bioscience Division installations (Barcelona)	
	Modeling energy consumption in air conditioning in headquarters (Barcelona)	
Projects to decrease natural gas consumption by 4.1 million kWh per year in existing facilities	Enhance efficiency of heaters and condensation recovery systems in the Bioscience Division facilities (Barcelona and Clayton)	70%
Optimization of natural gas consumption	Installation of a high-efficiency heater in the Bioscience Division's facilities in Ireland. Estimated savings of 1.12 million kWh per year compared to a conventional heater	100% - COMPLETED
WATER		
Reduce annual water consumption by 6,500 m³	Installation of water and condensation recovery systems in Bioscience Division facilities (Clayton)	100% - COMPLETED
ATMOSPHERIC EMISSIONS		
Incorporation of new cold gas refrigerant installations with lower GWP or GWP=0 (Global Warming Potential)		100% - COMPLETED
Study on installation of solar-energy plants in Hospital Division (Murcia) and Bioscience Division (Clayton) in facilities		100% - COMPLETED

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2020-2022 ENVIRONMENTAL PLAN

As a novelty in the 2020-2022 Environmental Plan, the objectives associated with the reduction of energy consumption will include a new section on atmospheric emissions, with the aim of reaching the global objective for CO_2 emissions. The following table outlines the objectives for the 2020-2022 Environmental Plan:

ATMOSPHERIC EMISSIONS	
Reduction of CO_2e emissions by approx. 23,400 tons per year by using 68 million kWh of renewable electric energy	Construction of two 100 kW and 150 kW photovoltaic plants in the facilities of the Hospital Division in Murcia (Spain)
	Purchase of 18 million kWh of renewable electrical energy per year through a PPA (Power Purchasing Agreement) for the Bioscience Division's facilities in Barcelona
	Purchase of 50 million kWh of renewable electricity per year among Grifols' different plants. Savings of 17,000 tons of CO_2
Reduction of CO_2e emissions by 6,700 tons per year by implementing eco-efficiency measures in existing facilities	Study improvements in the cooling capacity system in the Bioscience plant in Barcelona
	Increase in the electrical energy generated and useful heat produced by the cogeneration plant in the Bioscience Division facility in Barcelona (Spain)
	Installation of a new variable speed compressor in the Bioscience facility in Clayton (U.S.)
	Improvements in the compressed-air network in the Hospital Division plan in Murcia (Spain)
	Implementation of a building management system (BMS) in the Madrid (Spain) work center
	Replace refrigerant gases in refrigeration installations by others with a lower Global Warming Potential (GWP) at the Haema (Germany) and Biomat (Barcelona) facilities
	Apply eco-efficiency measures in lighting and air conditioning systems in Grifols Italy offices and warehouse
	Replace current lighting with LED in Bioscience Division's quality control building in the Los Angeles (U.S.) facility
Reduction of CO_2e emissions by 1,860 tons per year by implementing eco-efficiency measures in new plants	Reach the LEED Certification (silver/gold) measures in the new building in Sant Cugat del Vallès. Savings of 188,000 kWh per year compared to a standard building
	Reach the Green Globe certification for the new manufacturing buildings of the Bioscience Division in Clayton (U.S.). Savings of 1,800 tons of CO_2e.
	Installation of a new refrigeration plant with ammonia as a natural refrigerant gas in the Grifols international warehouse, Barcelona (Spain). Zero Global Warming Potential (GWP)
ENERGY	
Implement eco-efficiency measures in Haema (Germany) and Biomat (Spain) facilities	Perform energy audits in the Haema facilities in Germany and an energy study in the Biomat chambers in Barcelona
Apply good practices in energy efficiency in Raleigh (U.S.)	Adapt work instructions to include good practices in energy efficiency in the R+D+i building in Raleigh (RTP)

163 2019 CONSOLIDATED DIRECTORS’ REPORT   I   8 ENVIRONMENT AND CLIMATE CHANGE I   2020-2022 ENVIRONMENTAL PLAN WATER Replace a reverse osmosis unit to treat process water with a high-efficiency unit in the Bioscience Division, Clayton (U.S.) Implement more efficient automated cleaning processes in specific manufacturing areas of the Bioscience and Hospital Divisions in Spain Reduction of water consumption of 87,700 m3 per year in existing facilities Implement projects to recover water from water albumin pasteurization machines in Bioscience Division facilities in the United States and Ireland Target to reduce water consumption at the specific site impacts by water stress, California 400 m3 water savings by year in the new facilities Implement measures to reduce and reuse water consumption in the new building in Sant Cugat del Vallès as part of the LEED Certification project Explore saving water options for irrigation in the facilities of the Bioscience division in Los Angeles (US) and the implementation of good practices for saving water in the manufacturing facilities of Clayton (U.S.) Target to reduce water consumption at the specific site impacts by water stress, California Explore systems for water saving in the manufacturing process and other uses Expand Bioscience Division's wastewater treatment plants in Barcelona (Spain) and Clayton (U.S.) to reduce organic matter discharged Reduce parameters of wastewater discharges Reduce suspended solids and nitrogen discharged into wastewater in the Clayton facility (U.S.) WASTE Maintain “Zero Waste to Landfill” certification Maintain certification in Bioscience plant in Clayton (U.S.) Reduce quantity of generated waste to 4,700 tons per year Expand capacity for storage and treatment of polyethylene glycol in Bioscience facilities in Barcelona (Spain) Increase waste recycling by 500 tons per year Install a new plastic bottle shredder and cleaning system in the Bioscience Division’s Clayton (U.S.) facilities to recycle all emptied plasma bottles Carry out a study to reduce 618 tons of hazardous waste in the Bioscience Division’s plant in Barcelona (Spain) Study more sustainable management solutions for 628 tons of waste in Bioscience and Diagnostic Divisions Reduce the quantity of landfilled or incinerated waste by 9.5 tons per year in the Los Angeles and Emeryville (California) plants New hazardous waste storage in Clayton (U.S.) Build a new hazardous waste storage for 70 capacity drums in the Bioscience Division facilities in Clayton (U.S.) RAW MATERIAL CONSUMPTION Increase alcohol recycling by 76 tons per year Increase ethanol recycling by 8% in the ethanol distillation tower of the Los Angeles manufacturing plant (U.S.) Decrease caustic soda consumption by 28 tons per year Implement more efficient automated for cleaning reactors and production lines in the Bioscience and Hospital Division facilities in Barcelona (Spain) Reduce consumption of cardboard and plastic by 1.1 tons per year Modify packaging of diagnostic products manufactured in the Diagnostic Division’s facilities in Barcelona (Spain) for reducing packaging materials OTHER Develop biodiversity protection programs in natural areas on Grifols' property and other areas of influence Maintain protection, inventory and training programs and Wildlife Habitat Area certification in the natural areas of Clayton (U.S.) Establish collaboration agreements to protect the biodiversity of zones of influences of Grifols’ plants in Barcelona Promote the use of clean energy and good practices commuting Install new charger for electric vehicles in the Hospital Division facilities in Murcia (Spain) Earn Silver or Gold LEED for the new office building in Sant Cugat (Spain) Promote sustainable construction of new buildings. LEED or Green Globe certifications Earn Green Globe certification in new Bioscience Division manufacturing buildings in Clayton (U.S.)

164 2019 CONSOLIDATED DIRECTORS’ REPORT   I   8 ENVIRONMENT AND CLIMATE CHANGE I   CLIMATE CHANGE: MITIGATION AND ADAPTATION CLIMATE CHANGE: MITIGATION AND ADAPTATION w CLIMATE MANAGEMENT: RISKS AND OPPORTUNITIES Grifols recognizes the importance of informing its interest groups on the company’s climate-change impact and the measures in place to manage associated risks and opportunities. In 2019, Grifols analyzed its management of climate-related risks and opportunities following the guidelines established by the Task Force on Climate-Related Financial Disclosures (TCFD), which focus on four main areas: governance, risk management, strategy and establishment of metrics and objectives. 1 The Board of Directors is responsible for approving the corporate risk policy, corporate responsibility policy and environmental policy. These integrate the management of environmental risks associated with regulatory changes and the establishment of commitments to mitigate climate risks. The Board of Directors approved this report, which includes climate-change objectives and performance markers. The Chief Industrial Officer (CIO), in addition to serving on the Executive Committee, is a member of the Environmental Committee. The CIO is responsible for regularly updating the CEOs on the company’s environmental performance, including climate-change issues. The CIO also approves the Environmental Plan and the economic and human resources required to meet the objectives. In addition to approving the Grifols Energy Policy, the CIO oversees the Global Facilities Department, which is responsible for the approval of investments related to energy efficiency projects and control of energy expenditures and atmospheric emissions. THE SUPERVISION OF CLIMATE-RELATED RISKS AND OPPORTUNITIES IS INTEGRATED INTO GRIFOLS’ CORPORATE GOVERNANCE STRUCTURE, WITH THE BOARD OF DIRECTORS ASSUMING THE GREATEST RESPONSIBILITY The Executive Committee regularly supervises Grifols’ performance with regard to the Environmental Plan, including indicators and lines of action linked to climate change. It also supervises this report, which includes information on Grifols’ performance in regards to climate issues. Finally, the Risk Committee, which reports to the Board of Directors, is responsible for developing the risk management model and supervising the most relevant risks, including those related to climate. BUSINESS UNITS ENVIRONMENTAL COMMITTEES RISK COMMITTEES RISK COMMITTEE ENVIRONMENTAL COMMITTEE EXECUTIVE COMMITTEE BOARD OF DIRECTORS 1.GOVERNANCE

165 2019 CONSOLIDATED DIRECTORS’ REPORT   I   8 ENVIRONMENT AND CLIMATE CHANGE I   CLIMATE CHANGE: MITIGATION AND ADAPTATION 2 GRIFOLS ANALYZES AND MANAGES CLIMATE RISKS AND OPPORTUNITIES FOLLOWING THE TCFD RECOMMENDATIONS In 2019, Grifols adapted its system for identifying climate risks and opportunities to reflect the TCFD framework. Based on its internal risk management procedure and Task Force recommendations, the company prioritized its risks and opportunities (both physical and transitory), taking into account their probability of occurrence and financial impact on previously defined time horizons. To this end, the following physical risks and their financial impact were determined as relevant: Relevant climate risk Associated financial impact Increase in costs due to unexpected losses due to damage to facilities Decrease in revenues due to lower production capacity (transportation difficulties or supply chain interruptions) Severe physical risk: Increase in frequency and severity of extreme weather events Chronic physical risk: Changes in weather patterns Increase in operational costs due to variability in available resources, e.g. water scarcity In line with its internal risk management procedure, Grifols decided to diversify its production, establish contingency and emergency plans, design facilities to withstand extreme weather events and reduce water consumption in its manufacturing processes to effectively manage these risks. EVALUATION BY THE CARBON DISCLOSURE PROJECT (CDP), GRIFOLS TAKES MEASURES TO REDUCE ITS ATMOSPHERIC EMISSIONS AND THEIR NEGATIVE IMPACT ON CLIMATE CHANGE Using the same aforementioned method, Grifols defined the following opportunities as relevant and estimated their associated financial impacts: Relevant climate opportunity Associated financial impact More efficient production and distribution processes Reduction in operational costs due to lower energy and water expenditures Circular economy Reduction in operational costs by taking the complete life cycle into consideration Access to new markets Increase in revenues due to access to new and/or emerging markets Resilience Increase in market value through resilience and/or adaptive capacity In order to manage these relevant opportunities, Grifols integrated eco-efficiency and circular economy objectives into its Environmental Plan 2020-2022. It also predicts access to new markets through new diagnostic solutions to address the possible emergence of new needs arising from climate change. Lastly, the company manages its resilience or adaptive capacity by continuously promoting innovation and development, including the design of high-efficiency technologies. 2. RISK MANAGEMENT

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3 STRATEGY

As mentioned in the "About Grifols" section, the company's corporate strategy includes business excellence and innovation as two of its fundamental pillars. Both rely directly on climate-change objectives that are outlined in the Environmental Plan and are driven by the risk and energy policy. In this way, climate-related risks and opportunities are interweaved into Grifols' strategy and decision-making framework.

Climate risks and opportunities affect Grifols' business and financial strategy and planning, particularly in the areas of operations, products and services. For this reason, climate change is used as an input in operational cost planning and capital allocations, especially when implementing eco-efficiency measures and strategies to reduce atmospheric emissions. Grifols' Environmental Committee also considers existing and future regulatory requirements.

Since the risks determined as relevant are physical, Grifols' climate strategy also includes a qualitative analysis of future physical scenarios in Spain and the United States.

Taking into account the worst-case physical scenario provided by Spain's State Meteorology Agency (RCP 8.5 2046-2065), Grifols has a robust strategy with respect to its current management model. Nonetheless, this scenario could increase the relevance of risks in the Murcia plant, where the associated financial impact of water scarcity could rise. Grifols currently manages these risks and specifically designed the plant to enhance its water consumption efficiency. That said, the company is aware that it must pay particular attention to this region to increase its strategic resilience.

Using the World Resources Institute's risk mapping tool, WRI Aqueduct Water Risk Atlas, Grifols also considers future physical scenarios in the United States. These scenarios indicate that the variables in 2040 would not be substantially affected in North Carolina or California. As mentioned in previous yearly reports, Grifols is aware that its California plants are located in regions with high levels of water stress. As a result, it makes concerted efforts to reduce water consumption as part of a robust and resilient long-term strategy.

4 METRICS AND OBJECTIVES

Grifols continuously measures and monitors the degree of fulfillment of its environmental programs, allowing the company to mitigate its relevant physical risks and leverage transitional opportunities. These programs include both qualitative and quantitative objectives aimed at reducing atmospheric emissions (currently measured in reduction of tons of CO_2e) and decreasing water consumption to manage risks associated with water shortages. Within the framework of the European Union objective, Grifols also commits to using 70% of renewable electric energy by 2030.

In regards to the link between the remuneration policy and performance indicators, it should be noted that the Energy Manager has incentives tied to energy-efficiency improvements in Grifols' production processes. Finally, it is worth noting that the company is not subject to an emission trading scheme, nor does it have an internal carbon price.

Grifols is analyzing its areas of improvement with respect to the TCFD recommendations in its four main areas: governance, risk management strategy, metrics and objectives. That is why it plans on designing an action plan to continue improving its performance and communication initiatives on climate-related issues.

Every year, Grifols participates in the Carbon Disclosure Project (CDP), which assesses the firm's corporate strategy and performance related to climate change. The questionnaire for CDP2019 was submitted in June. In 2019, Grifols earned a "B" management rating. These results underline Grifols' efforts to effectively reduce atmospheric emissions; measure and manage their impact, risk and opportunities; and develop a solid policy and strategy to carry out steps to minimize the negative impacts of climate change.

GRIFOLS HAS REDUCED THE INTENSITY OF ITS CO_2 EMISSIONS BY 10.5% SINCE 2016

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EMISSIONS

Grifols calculated its carbon footprint to identify the greenhouse gas emissions generated by its operations and their impact on climate change. Calculations follow the Greenhouse Gas Protocol (GHG Protocol) methodology, the international standard to measure and report greenhouse gas emissions.

IN ACCORDANCE WITH THIS METHODOLOGY, EMISSIONS ARE CATEGORIZED INTO THREE DISTINCT SCOPES


1
Direct emissions
generated by its own activity, mainly through the consumption of natural gas and other fuels and leakage of emissions such as those from refrigerant
2
Indirect emissions
from electricity consumption
3
Other indirect emissions
business travel, commuting transportation of employees, as well as emissions resulting from waste treatment and recovery

Globally, Grifols' efforts have allowed to reduce the intensity of its CO_2 emissions by 10.6% since 2016. Within the framework of its current environmental program, the company works to achieve its goal of reducing CO_2 emissions in 32,360 metric tons by 2022.

Total emission in 2019 was 330,521 tons of CO_2 equivalent, an 11.7% increase from the previous year. This increase stems mainly from higher electricity consumption associated with the integration of nearly 40 plasma donation centers (Bioscience Division) in the U.S. and Germany, which caused an rise in all consumption indicators associated with this division and these countries. The expansion in the plasma-donation network had similar repercussions in other aspects such as daily commutes or waste generation.

On the other hand, despite the reduction in electricity consumption in the Bioscience Division's facilities in Spain, the emission factor associated with the distribution company's electricity mix led to higher levels of carbon dioxide emissions with respect to the previous year.

A table is included at the end of this chapter which summarizes the scopes based on the GHG methodology.

Refrigerant gas leaks rose by 11% compared to 2018 as a result of a greater number of plasma centers in the U.S. and Germany, whose freezers for collected plasma require refrigerant gases. For this reason, the 2020-2022 Environmental Plan includes specific objectives to replace the Bioscience Division's current refrigerant installations in Spain and Germany with systems whose refrigerant gas has a lower or zero Global Warning Potential (GWP), depending on the equipment.

Additional energy-related objectives in the upcoming plan include the implementation of a photovoltaic plant in the Hospital Division's facilities in Murcia (Spain) and the purchase of 18 million kWh in 2021 through Power Purchase Agreements.

Atmospheric emissions of other pollutants such as NOx, CO and SO_2 are generated by the combustion of natural gas in Grifols' production facilities, as well as by the fuel used in the generators. The emissions of these compounds in its production plants are below the limits established by the corresponding environmental authorities.

168 2019 CONSOLIDATED DIRECTORS' REPORT | 8 ENVIRONMENT AND CLIMATE CHANGE | CLIMATE CHANGE: MITIGATION AND ADAPTATION GRIFOLS

INITIATIVES THAT REDUCE EMISSIONS

LIMITING AIR TRAVEL

Grifols is cutting back on air travel to reduce the environmental footprint caused by aircraft emissions. Despite its growing employee base, the company's air travel only increased by 5.5% compared to 2018. The company is committed to using video conferencing, which increased by 115% during 2015-2018, and other online collaborations to decrease its frequency of air travel.

GRIFOLS OFFSETS THE ENVIRONMENTAL FOOTPRINT OF ITS BUSINESS TRAVEL

Grifols signed an agreement with Air France, KLM and Delta Airlines to offset its travel-related carbon footprint. This accord – a groundbreaking initiative for a company in the healthcare sector – is important given the global reach of Grifols' production, industrial and commercial operations. As part of this commitment, CO_2 emissions generated by employee travel via these airlines are calculated and offset by projects aimed at mitigating CO_2 emissions, such as reforestation efforts and the generation of renewable energy.

As a result of this agreement, accredited by the Gold Standard Global Goals, in 2019 1,500 tons of CO_2 were offset in a reforestation project in Panama. The company plans on rolling out similar agreements with other airlines in the coming years.

Grifols also launched an initiative to offset CO_2 emissions generated by corporate car rentals. Grifols Viajes joined several sustainability programs in collaboration with Enterprise Rent-a-Car. In 2019, 369 tons of CO_2 emissions were offset in projects to reduce greenhouse gas emissions, including the capture of gases generated by landfills, agricultural energy, clean energy and forest-management projects.

DRIVING BIODIVERSITY THROUGH GRIFOLS WILDLIFE

The Grifols Wildlife program has continued its efforts to promote biodiversity to help mitigate the effects of global warming and encourage absorption of CO_2. Highlights in 2019 included the installation of bat houses, the extension of a network of trails and the construction of four bridges made out of recycled plastic from Grifols' empty plasma bottles. The setting for these projects was the natural area in Clayton, where the company owns more than 121 hectares of forest certified by Wildlife at Work and Corporate Lands for Learning, an initiative of the Wildlife Habitat Council.

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SUSTAINABLE RESOURCE MANAGEMENT

WATER CYCLE

GRIFOLS' WATER CONSUMPTION DECREASED 4% IN AN ENVIRONMENT OF INDUSTRIAL ACTIVITY GROWTH

WATER SAVINGS MEASURES IMPLEMENTED IN 75% OF MANUFACTURING FACILITIES REPRESENTED MORE THAN 95% OF THEIR PRODUCTION

WATER CONSUMPTION

Grifols operates in geographic areas prone to water shortages. As a result, the company applies water-saving measures when designing new facilities and modifies existing facilities to reduce water consumption. These measures include recovering water used in production processes for auxiliary purposes and reducing the amount of water used to clean reactors through automated CIP cleaning systems.

As a result, the company is able to rationalize its water consumption while expanding its industrial activity. Grifols established water-saving measures at 75% of its manufacturing facilities, representing more than 95% of their production.

Grifols reported 3,185,460 m^3 in total water consumption in 2019, 4% less than in 2018. The Bioscience Division, which represents close to 80% of Grifols' total revenues, decreased its water consumption by 6.4% despite a 9.8% increase in production output. This significant downturn stems from the roll-out of several water-saving initiatives, such as the replacement of several reverse osmosis units. On the other hand, the Hospital Division increased its consumption due mainly to an increase in production shifts in its Murcia plant compared to 2018.

In 2019, more than 80% of water consumption occurred in non-water-stressed regions, thus 18.2% of water consumption occurred in water-stressed regions. The Bioscience Division maintained similar levels compared to the previous year. The Diagnostic Division reduced its levels as a result of consolidating the production of the Emeryville plant to a single, more energy-efficient building.

In terms of water sources, 89% of the water consumed came from water mains and 11% from wells located in the Barcelona production facilities.

WASTEWATER / DISCHARGES

Grifols complies with all applicable legislation and authorizations regarding the elimination of wastewater in all of its installations. Wastewater is purified in proprietary or municipal treatment systems and discharged into the public sewage system. In 2019, 2.18 million of m^3 of wastewater was discharged into the public sewage system, which represents a decrease of 17.4% in relation to 2.64 million of m^3 of the previous year. Of the water consumed, 68.4% (79.7% in 2018) became wastewater and the remaining 31.6% (20.3% in 2018) was used in auxiliary processes that do not generate industrial discharge, such as the cooling towers or incorporated into the product during the manufacturing process. The Bioscience Division's facilities in Barcelona and Clayton treat wastewater in-house with biological systems prior to discharge.

With regard to the distribution of discharges in water-stressed regions, there were no significant variations in the Bioscience Division compared to 2018. This level improved in the Diagnostic Division as a result of consolidating its manufacturing operations into a single, more energy-efficient facility.

170 2019 CONSOLIDATED DIRECTORS' REPORT | 8 ENVIRONMENT AND CLIMATE CHANGE | SUSTAINABLE RESOURCE MANAGEMENT GRIFOLS

ENERGY CONSUMPTION

70% OF THE ELECTRICITY CONSUMED BY GRIFOLS WILL COME FROM RENEWABLE SOURCES IN 2030

COGENERATION TIME INCREASES 22%, CONTRIBUTING TO MORE ELECTRICAL ENERGY GENERATION AND USEFUL HEAT RECOVERY



ELECTRICITY

In 2019, electricity consumption compared to sales represented an energy intensity of 166,219 KWh kWh / €M. This means a 5.6% of reduction compared to 2018 (175,995 KWh / €M). Grifols includes in its current environmental program the use of 68 million kWh of renewable electricity to support the company's objective of reducing CO_2 emissions by 23,400 tons per year.

In 2019, Grifols consumed a total of 409.3 million kWh, compared to 384.0 million kWh in 2018. The Bioscience Division represented 86% of Grifols' total electricity consumption. This increase in absolute values stems from the expansion of Grifols' plasma donation network in the U.S. and Germany as part of its acquisition strategy to increase its access to plasma. Similarly, production output increased in the division's three plants (Barcelona, Los Angeles and Clayton), while electrical consumption grew at lower rates. Moreover, the Ireland plant expanded its number of manufacturing lines and also increased its production output in existing lines.

The Diagnostic Division's electricity usage was 32.7 million KWh, 5% less than in 2018. The Hospital Division accounts for the remaining 3.8% of the total electricity consumed. Its energy consumption in absolute values was 15.7 million kWh, a 4% decrease compared to the previous year as a result of the decision to relocate most of the division's production to a more energy-efficient facility in Murcia.

In terms of electricity consumption by region, the U.S. has the highest levels since this is where several production facilities and 95% of Grifols' plasma centers are located.

Spain, Ireland and the U.S. collectively consumed 8,283,035 kWh in renewable energy.

In the Bioscience Division's production facilities, the increase in production output exceeded the increase in electrical consumption.

NATURAL GAS

Natural gas consumption in 2019 was 438.2 million KWh, 8% higher than that consumed in 2018. The Bioscience Division accounts for 88.6% (86.5% in 2018) of this total. Of this, 29.5% comes from its cogeneration plant in Spain, whose production increased by 22% in 2019.

The Diagnostic Division decreased its consumption of natural gas by 4.8%, while consumption in the Hospital Division increased by 15% over 2018 due to an increase in production shifts in the Murcia plant.

By region, Spain and the United States – where most of the Bioscience Division's manufacturing activities are located – accounted for the majority of Grifols' electricity and natural gas consumption.

OTHER FUELS

Although to a lesser extent than natural gas, the Bioscience Division also consumes other fuels such as diesel, gasoline and propane for its power generators, equipment and its vehicles. The division consumed 4,951 MWh in 2019, a 35.8% decline compared to 2018 due to efforts made in the U.S. plant to reduce diesel consumption in favor of natural gas.

COGENERATION

The Bioscience Division's installations in Barcelona are equipped with a 6.1 MW cogeneration plant. This plant generates electricity which is sold back to the grid, as well as useful heat utilized in Grifols' own facilities. In 2019, the electricity sold to the grid amounted to 40,567 MW and the cogeneration plant led to a primary energy saving (PES) of 13.9% and a reduction in CO_2 emissions of 3,363 tons compared to emissions generated by conventional plants.

In 2019, cogeneration time increased by more than 23%, significantly boosting the production of electrical energy and recovery of useful heat.

171 2019 CONSOLIDATED DIRECTORS’ REPORT   I   8 ENVIRONMENT AND CLIMATE CHANGE I   SUSTAINABLE RESOURCE MANAGEMENT w CONSUMPTION OF RAW MATERIALS Sustainable consumption and production require promoting the efficient use of energy and resources. Plastic is the main raw material used by the Diagnostic Division to manufacture DG Gel® diagnostic cards. In addition, it is used for base panels in machines (39,144 units in 2019) and red-blood-cell reagents in diagnostic kits (234,382 liters en 2019). PVC is also used to manufacture storage and collection bags for blood components. In 2019, polypropylene used to manufacture bags for intravenous solutions was the primary raw material consumed by the Hospital Division. Its other raw materials are used to produce saline solutions, glucose solutions and packaging. PLASMA IS THE MAIN RAW MATERIAL USED IN GRIFOLS’ MANUFACTURING FACILITIES Plasma is the main raw material consumed by the Bioscience Division whereas ethanol, polyethylene glycol and sorbitol, among other materials, are used during the fractionation and purification processes of different plasma proteins. In 2019, Grifols fractionated more than 11 million liters of plasma, a process that entails extracting proteins that have therapeutic properties for use in Grifols’ products. During fractionation, plasma is subjected to different variations of temperature, pH and alcohol concentration (ethanol) levels. Each adjustment facilitates the precipitation of one of these proteins. Once all of the therapeutic proteins have been extracted from the plasma, the remaining solids are discarded. Although waste-management practices vary depending on the product and region in question, these solids may be discharged to controlled landfills for non-hazardous waste, facilities dedicated to the manufacture of substitute solid fuel (for cases when the pulp has a certain calorific value), anaerobic digestion or autoclave management. On the other hand, plasma not suitable for fractionation is managed through authorized incineration plants. In relation to other raw materials, 72.5% (70.8% in 2018) of ethanol consumed was recovered in distillation towers and reutilized in Grifols’ installations.

172 2019 CONSOLIDATED DIRECTORS’ REPORT   I   8 ENVIRONMENT AND CLIMATE CHANGE I   WASTE WASTE Whenever possible, Grifols’ waste management strategy prioritizes preventing and reducing waste and encourages recovery as alternatives to landfills or incineration. IIn 2019, the volume of waste intended for reuse and recycling treatments amounted to 10,986 metric tons, which represents 24% of the total generated waste. Grifols continues to strengthen its commitment to waste management treatments by recycling initiatives, anaerobic digestion and energy recovery. The company aims to increase its waste recycling by 500 tons more per year. The most significant increase took place in the United States, where most of Grifols’ plasma-donation centers are located. Levels also increased in the rest of the world (RoW) upon incorporating new centers in Germany. w MEDICATION WASTE MANAGEMENT Most of Grifols’ products are utilized in hospital environments, which apply recycling and waste-management criteria specific to each center. Grifols products intended for home use are dispensed in pharmacies by home care companies or hospital suppliers. Each of these entities has its own procedures regarding the safe collection and disposal of self-injectable devices. disposal regulations. PPSWG offers members a platform to organize and present science-based data on safe pharmaceutical disposal practices. It also leads industry efforts to raise awareness on proper disposal methods and incorporate new waste-disposal legislation. Grifols participates in various waste management programs. These include ECOASIMELEC in Spain, which oversees the handling and recycling of electric and electronic equipment; Recycla in Chile, which supervises the collection and recycling of electric and electronic equipment; and several collaborations with Bioscience Division suppliers in North Carolina to recycle the products they provide. For cases in which Grifols medications are not marketable, the company employs waste handlers who separate the packaging from the medicines and classify them by material (paper, cardboard, glass, plastics, etc.) for subsequent recycling by companies specialized in each material. The medicine is disposed of through an authorized waste handlers. Other methods used by contracted waste handlers are incineration and incineration with energy recovery. In 2019, Grifols generated a total of 45,834 metric tons of waste, an 11% increase over 2018. The most significant change was in the Bioscience Division due to the expansion of the plasma-donation network, which, above all, contributes to generating general trash and biohazardous waste. The volume of waste recovered reached 17,939 metric tons, which represents 39% of the total waste generated. Grifols also takes part in various drug waste-management programs. In Spain, it participates in SIGRE, an integrated system for the management and recycling of medicines and packaging. In the U.S., Grifols is a member of the Pharmaceutical Product Stewardship Work Group (PPSWG), an association of major manufacturers of prescription and over-the-counter medicines formed to address household Grifols diverts 99% of the waste generated at its Clayton facilities – a total of 10,488 tons per year – from landfills. In 2019, Grifols hosted the first recycling summit in North Carolina to gather representatives from both the private and public sectors to jointly find solutions for the environment. GRIFOLS PRIORITIZES THE REVALUATION OF WASTE, AND DIVERTS 99% OF THE WASTE GENERATED IN ITS CLAYTON FACILITIES FROM LANDFILLS

173 2019 CONSOLIDATED DIRECTORS' REPORT | 8 ENVIRONMENT AND CLIMATE CHANGE | TABLES GRIFOLS

TABLES

ENVIRONMENTAL COSTS

EXPENSES

Thousands of euros	2019	2018	2017
Waste management	14,191.0	11,419.2	9,621.9
Water cycle	5,099.5	3,718.2	3,636.6
Reducing atmospheric emissions, energy	94.1	74.2	54.7
Others	489.9	290.3	241.1
TOTAL	**19,874.5**	**15,501.9**	**13,554.3**

ENVIRONMENTAL INVESTMENTS

INVESTMENTS

Thousands of euros	2019	2018	2017*
Waste management	130.1	52.6	420.8
Water cycle	630.2	2,084.6	4,002.2
Reducing atmospheric emissions, energy	515.0	121.5	3,723.6
Others	601.0	474.0	347.9
TOTAL	**1,876.3**	**2,732.7**	**8,494.5**

* The difference compared to previous years derives from a change in accounting criteria for this type of investment. Previously, only the portion of the project carried out during the year was listed for accounting purposes; starting in 2018, the entire investment is recorded in the year the project is finalized.

EMISSIONS

TOTAL EMISSIONS BY ORIGIN

T CO_2e	2019	2018	2017
Scope 1	**112,564**	**98,043**	**103,045**
Natural Gas	79,833	75,556	71,344
Fugitive Emissions	31,057	19,975	29,513
Other fuel (Gasoline, diesesl and propane)	1,674	2,512	2,188
Scope 2	**131,442**	**120,493**	**112,481**
Electricity	131,442	120,493	112,481
Scope 3	**86,515**	**77,388**	**79,155**
Employee Commuting	50,211	40,076	40,070
Business Travel	11,343	12,535	16,788
Waste Management	17,056	16,112	15,338
Container Transportation	7,905	8,665	6,959
TOTAL	**330,521**	**295,924**	**294,681**

TOTAL EMISSIONS

%	2019	Spain	U.S.	Rest of the world
Scope 1	112,564.3	31.5%	63.4%	5.1%
Scope 2	131,441.7	12.1%	84.0%	3.8%
Scope 3	86,515.4	16.1%	77.1%	6.8%

174 2019 CONSOLIDATED DIRECTORS' REPORT | 8 ENVIRONMENT AND CLIMATE CHANGE | TABLES GRIFOLS

REFRIGERANT GAS LEAKS			
Absolute value, T	2019	2018	2017
HCFC (T)	1.19	0.34	0.28
HFC (T)	5.60	5.75	7.93
Others (T)	0.00	0.01	0.01

EMISSIONS			
Absolute value, T	2019	2018	2017
NOx (T)	59.07	66.51	68.30
CO_2 (T)	59.53	58.47	58.50
SO_2 (T)	0.44	1.44	1.20

NOx EMISSIONS INTENSITY			
T/NOx/million of euros	2019	2018	2017
Total Grifols	0.01	0.01	0.02

CO EMISSIONS INTENSITY			
T/CO/million of euros	2019	2018	2017
Total Grifols	0.01	0.01	0.01

SO_2 EMISSIONS INTENSITY			
T/SO_2/million of euros	2019	2018	2017
Total Grifols	0.00	0.00	0.00

CO_2e EMISSIONS INTENSITY			
T/CO_2e/million of euros	2019	2018	2017
Total Grifols	64.8	66.6	69.3

SUSTAINABLE RESOURCE MANAGEMENT

WATER CYCLE

BY DIVISION			
m^3	2019	2018	2017
Bioscience	2,784,960	2,974,699	2,893,576
Diagnostic	167,039	177,106	202,039
Hospital	209,420	168,578	167,401
Bio Supplies	20,819	-	-
TOTAL	**3,182,238**	**3,320,383**	**3,263,016**
Other	3,222	1,186	-
TOTAL	**3,185,460**	**3,321,569**	**3,263,016**

VALUE RELATIVE TO PRODUCTION			
m^3/Production index	2019	2018	2017
Bioscience*	0.058	0.068	0.068
Diagnostic**	227.7	252.2	275.8
Hospital***	0.009	0.007	0.008
Bio Supplies **	78.108	-	-

Production index: * liters of plasma: fractionated+ equivalent ** sales *** liters dosed and filed

VALUE RELATIVE TO SALES			
m^3/million of euros	2019	2018	2017
Bioscience	697	846	844
Diagnostic	228	252	276
Hospital	1,558	1,411	1,585
Bio Supplies	78	-	-
Other	141	-	-
TOTAL	**624.8**	**770.3**	**755.7**

175 2019 CONSOLIDATED DIRECTORS' REPORT I 8 ENVIRONMENT AND CLIMATE CHANGE I TABLES GRIFOLS

BY COUNTRY			
m^3	2019	2018	2017
Spain	916,778	861,075	814,584
U.S.	2,215,723	2,434,000	2,411,806
Rest of the world	52,959	26,494	36,626
TOTAL	**3,185,460**	**3,321,569**	**3,263,016**

BY SOURCE AND WATER-STRESSED REGIONS					
	2019	Total	By source		% of consumption in water-stressed regions*
			Groundwater	Third-party water	
Water consumption (m^3)	Bioscience	2,784,960	235,534	2.549.426	16.6%
	Diagnostic	167,039		167.039	68.8%
	Hospital	209,420	111,125	98.295	0.0%
	Bio Supplies	20,819		20.819	0.1%
	Other	3,222		3.222	0.0%
TOTAL		**3,185,460**	**346,659**	**2,838,801**	**18.2%**

*Areas with high and extremely high risk according to World Resources Institute

WASTEWATER

WASTEWATER DISCHARGED BY SOURCE AND STRESS AREAS					
	2019	By destination	By treatment		By region
		Total (Public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***
Water discharged (m^3)	Bioscience	1,910,350	900,128	1,010,222	13.5%
	Diagnostic	109,413	109,413		67.6%
	Hospital	138,174	138,174		0.0%
	Bio Supplies	20,779	20,779		0.1%
	Other	1,623	1,623		0.0%
TOTAL		**2,180,339**	**1,170,117**	**1,010,222**	**14.6%**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute

ELECTRICITY

BY DIVISION			
KWh	2019	2018	2017
Bioscience	351,397,467	333,293,034	305,509,272
Diagnostic	32,741,087	34,367,035	32,816,148
Hospital	15,690,577	16,380,793	15,296,445
Bio Supplies	9,275,108	-	-
TOTAL	**409,104,239**	**384,040,862**	**353,621,865**
Other	226,747	6,716	-
TOTAL	**409,330,986**	**384,047,578**	**353,621,865**

BY COUNTRY			
KWh	2019	2018	2017
Spain	87,807,905	89,577,371	86,097,839
U.S.	304,578,749	281,689,624	259,779,306
Rest of the world	16,944,332	12,780,583	7,744,720
TOTAL	**409,330,986**	**384,047,578**	**353,621,865**

VALUE RELATIVE TO SALES			
KWh/millions of euros	2019	2018	2017
Bioscience	87,993	94,774	89,076
Diagnostic	44,631	48,937	44,808
Hospital	116,711	137,131	144,786
Bio Supplies	34,798	-	-
Other	9,936	-	-
TOTAL	**80,282**	**85,596**	**81,893**

VALUE RELATIVE TO PRODUCTION			
KWh/Production index	2019	2018	2017
Bioscience*	7,34	7,65	7,21
Diagnostic**	44,630,52	48,937,42	44,808,00
Hospital***	0,68	0,66	0,71
Bio Supplies **	34,798,18	-	-

Production index: * liters of plasma: fractionated+ equivalent ** sales *** liters dosed and filed

176 2019 CONSOLIDATED DIRECTORS' REPORT | 8 ENVIRONMENT AND CLIMATE CHANGE | TABLES GRIFOLS

NATURAL GAS

BY DIVISION			
kWh	2019	2018	2017
Bioscience	388,359,652	358,704,138	342,916,221
Diagnostic	24,809,400	26,052,844	28,247,569
Hospital	24,019,915	20,886,079	20,451,580
Bio Supplies	1,028,809	-	-
TOTAL	**438,217,776**	**405,643,061**	**391,615,370**

BY COUNTRY			
kWh	2019	2018	2017
Spain	176,214,583	158,062,145	154,056,817
U.S.*	261,524,254	247,161,414	237,076,751
Rest of the world	478,939	419,502	481,802
TOTAL	**438,217,776**	**405,643,061**	**391,617,387**

* Cogeneration plant natural gas consumption is included in Spain totals.

VALUE RELATIVE TO SALES			
kWh/million of euros	2019	2018	2017
Bioscience	97,249	102,000	99,982
Diagnostic	33,819	37,098	38,570
Hospital	178,666	174,846	193,580
Bio Supplies	3,860	-	-
TOTAL	**85,947**	**90,410**	**90,692**

VALUE RELATIVE TO PRODUCTION			
kWh/Production index	2019	2018	2017
Bioscience*	8.1	8.2	8.1
Diagnostic**	33,818.5	37,098.3	38,570.1
Hospital***	1.0	0.8	1.0
Bio Supplies **	3,859,9	-	-

Production index: * liters of plasma: fractionated+ equivalent ** sales *** liters dosed and filed

TOTAL ENERGY CONSUMPTION RELATIVE TO SALES

CONSUMPTION VALUE RELATIVE TO SALES			
kWh/million of euros	2019	2018	2017
Bioscience	186,482.06	198,968.05	191,184.35
Diagnostic	78,449.09	86,035.73	83,378.35
Hospital	295,377.06	311,976.76	338,365.96
Bio Supplies	38,658.05	-	-
Other	9,936.33	299.14	-
TOTAL	**167,199.45**	**177,726.43**	**174,274.09**

COGENERATION PLANT

COGENERATION FIGURES			
Cogeneration	2019	2018	2017
Natural gas consumed (kwh)	114,823,979	89,417,050	85,979,380
Total electricity generated (kwh)	40,567,330	32,984,680	35,024,990
Useful heat recovered (kwh)	30,827,760	25,266,980	23,134,790
Global output	69.4%	71.6%	68.0%
Primary energy saving (pes)	13.9%	17.6%	17.0%
CO_2 emissions (t)	20,898	16,315	15,612
CO_2 emissions savings (t)	3,363	3,492	3,277

Emissions savings have been calculated following the basis of the European Union Emission Trading Scheme EU ETS.

MAIN MATERIALS

BIOSCIENCE MAIN MATERIALS CONSUMED			
Absolute value (T)	2019	2018	2017
Sorbitol	1,891	1,994	1,420
Ethanol	3,303	2,781	2,953
Polyethylene glycol	2,088	2,245	1,914
Glass packaging	292	325	262
Total	**7,574**	**7,345**	**6,549**

177 2019 CONSOLIDATED DIRECTORS' REPORT | 8 ENVIRONMENT AND CLIMATE CHANGE | TABLES GRIFOLS

DIAGNOSTIC MAIN MATERIALS CONSUMED			
Absolute value (T)	2019	2018	2017
Circuit boards (units)	39,144	31,991	30,115
PP Plastic Cards	264.6	248	177
Glass packaging	22.6	20	17
Plastic reagent packaging	18	23	22
Red cell reagents (liters)	234,382	274,034	249,205
PVC pellets, flat tubes and sheets	463	573	429

HOSPITAL MAIN MATERIALS CONSUMED			
Absolute value (T)	2019	2018	2017
PP, pellets	798	618	522
Glucose	192	206	254
Sodium chloride	246	212	176
Glass packaging	930	800	1,117
Total	**2,166**	**1,836**	**2,069**

WASTE

GENERATED WASTE BY TYPE AND DISPOSAL METHOD				
T	TREATMENT	2019	2018	2017
Total weight of hazardous waste (T)	Energy recovery and by-products	2,652	2,093	1,707
	Reused and recycled	3,088	2,963	2,706
	Disposed of	6,194	5,007	4,275
Total weight of non-hazardous waste (T)	Energy recovery and by-products	4,093	4,762	5,138
	Composted	208	50	29
	Reused and recycled	7,898	7,402	5,494
	Other	0	0*	0*
	Disposed of	21,701	18,947	15,974
Other (non-hazardous/ hazardous waste) (T)	Disposed of	0	0*	2,648
Total		**45,834**	**41,224**	**37,971**

* Waste classified as "Others" in prior years has been allocated to other categories.

TOTAL RELATIVE VALUE				
T/million of euros	TREATMENT	2019	2018	2017
Total weight of hazardous waste	Energy recovery and by-products	0.52	0.47	0.40
	Reused and recycled	0.61	0.66	0.63
	Disposed of	1.21	1.12	0.99
Total weight of non-hazardous waste	Energy recovery and by-products	0.80	1.06	1.19
	Composted	0.04	0.01	0.01
	Reused and recycled	1.55	1.65	1.27
	Other	0.00	0.00	0.00
	Disposed of	4.26	4.22	3.70
Other (non-hazardous/hazardous waste)	Disposed of	0.00	0*	0.61
Total		**8.99**	**9.19**	**8.79**

* Waste classified as "Others" in prior years has been allocated to other categories.

ABSOLUTE VALUE BY DIVISION			
T	2019	2018	2017
Bioscience	41,906	38,909	36,233
Diagnostic	833	810	762
Hospital	1,219	1,505	976
Bio Supplies	1,790		
Other	86	0	
Total	**45,834**	**41,224**	**37,971**

ABSOLUTE VALUE BY COUNTRY			
T	2019	2018	2017
Spain	5,888	6,237	5,180
U.S.	38,556	34,148	32,313
Rest of the world	1,390	839	478
TOTAL	**45,834**	**41,224**	**37,971**

9 ABOUT THIS REPORT THIS REPORT FORMS PART OF OUR COMMITMENT TO TRANSPARENCY AND IT COMPILES BOTH FINANCIAL AND NON-FINANCIAL INFORMATION STATEMENTS

WE ANNUALLY EVALUATE OUR ACTIONS AS A WAY TO MOVE FORWARD IN OUR PERFORMANCE. THE INFORMATION CONTAINED IN THIS REPORT FINANCIAL INFORMATION 2019 AUDITED BY EXTERNAL AUDITORS NON-FINANCIAL INFORMATION IN ACCORDANCE WITH GRI STANDARDS 102-46

180 2019 CONSOLIDATED DIRECTORS’ REPORT   I   9 ABOUT THIS REPORT ABOUT THIS REPORT In its commitment to transparency and efficiency, Grifols has prepared a Consolidated Director’s Report based on the recommendations contained in the “International Integrated Reporting Framework” of the International Integrated Reporting Council (IIRC) and the “International Integrated Reporting Council (IIRC), the “Guidelines for Preparation of the Listed Company Management Reports” of the Spanish National Securities Market Commission. This Consolidated Director’s Report presents Group’s financial and non-financial information which complies with the provisions of current regulations1. w BASES FOR THE PREPARATION OF THE NON-FINANCIAL INFORMATION STATEMENT In compliance with Law 11/2018, of December 28, regarding non-financial information and diversity, Grifols includes its Non-Financial Information Statement (EINF, for its initials in Spanish) in the Consolidated Director’s Report for the period January 1 to December 31, 2019 as a separate document from the consolidated annual accounts. This report is public and can be consulted on the corporate website www.grifols.com. This report also includes the Statement of Non-Financial Information (see Annex I “Index of context required by Law 11/2018, of December 28, regarding non-financial information and diversity”) also presents the impact of its business on environmental and social issues, as well as on workforce, on human rights and the fight against corruption and bribery, including any measures that may have been adopted to support the principle of equality and opportunity among men and women, non-discrimination and inclusion of the disabled and universal accessibility. Grifols performs an annual materiality analysis to identify the most relevant non-financial risks and issues which could impact its stakeholders. As detailed in Annex I “Index of context required by Law 11/2018, of December 28, regarding non-financial information and diversity”, the EINF has been prepared taking into account the standards of the Global Reporting Initiative (GRI). For this, Grifols has defined its content taking into account the inclusion of stakeholders, the context of sustainability and the principles of materiality and completeness. This report has been prepared in accordance with the GRI Standards: Core option. Annex II “GRI content Index” contains a list of the GRI standards, with references to the standards that are included throughout the report, together with the additional information required by Law 11/2018. In addition, this report shows Grifols’ commitment in relation to its contribution to the Sustainable Development Goals. Annex III “Index of Grifols’ contribution to the SDGs” contains the list of the SDGs to which it contributes, as well as a detail of the main contributions made in 2019. The financial information presented in this report, unless expressly stated to the contrary, was prepared in accordance with the Group’s reporting model and should be read jointly with the 2019 Consolidated Financial Statements, which have been subject to an external audit. Some of the financial indicators and ratios are classified as Alternative Performance Metrics (APMs) in accordance with European Securities Markets Authority (ESMA) guidelines. Annex IV, “Non-GAAP Measures Reconciliation”, includes the reconciliation between the adjusted figures and those corresponding to IFRS-EU financial information. 1. Among others, the Spanish Code of Commerce, the Consolidated Text of the Spanish Companies Act and Law 11/2018 (28 December), which amends the Code of Commerce, the Spanish Companies Act and the Audit Act with respect to non-financial and diversity information, and transposes Directive 2014/95/ EU regarding the disclosure of non-financial information into Spanish Law. 102-43, 102-46, 102-49

181 2019 CONSOLIDATED DIRECTORS’ REPORT   I   9 ABOUT THIS REPORT w SCOPE OF THIS REPORT This report covers the period from January 1 to December 31, 2019, corresponding with Grifols’ fiscal year. In sections with historical data, figures appear from the last three years (2017-2019), classified by Grifols’ four main divisions (Bioscience, Hospital, Diagnostics and Bio Supplies) and regions. w PRINCIPLES This report has been prepared in accordance with the GRI Standards: Core option. Grifols defined the content of this report using GRI standards: For the purposes of this report, Grifols S.A. and its subsidiaries will be considered “Grifols”. The information contained herein includes all subsidiaries. A list of Grifols subsidiaries is available in Appendix I in the Consolidated Financial Statements. Stakeholder inclusiveness: Grifols maintains an ongoing dialogue with its stakeholders. The group is able to effectively address their expectations and interests by anticipating their needs. Context of sustainability: Grifols aspire to contribute to economic, environmental and social progress on local, regional and global levels. Its 2019 performance is contextualized within its countries of operation. Financial information included in this report comes from the Consolidated Financial Statements of the fiscal year ending on December 31, 2019. Materiality: This report features the corporate issues that had the greatest economic, environmental and social impact, as well as those that could significantly shape stakeholder decisions and opinions. The report addresses the entirety of Grifols’ operations, ranging from procurement (including plasma collection) and manufacturing processes to commercial subsidiaries, taking into consideration the following points: Completeness: The topics highlighted in this report adequately reflect the group’s most significant social, economic and environmental impacts, and allow stakeholders to assess their effectiveness throughout the 2019 fiscal year. • Due to the complexity and global distribution of Grifols’ business operations, the scope of some of the non-financial indicators may differ from the established standard. In cases in which reported indicators have exceptions to the scope, these have been adequately identified. w STAKEHOLDERS RELATIONS • The indicators contained herein were compiled by Grifols. The procedure used to obtain information ensures methodological rigor and historical comparisons. Chapter 8: Environment and Climate Change – The data provided by Grifols in this section represents both its production and commercial activity, except for the commercial subsidiaries with less than 10 employees. – Since most of Grifols’ manufacturing facilities are based in the U.S. and Spain, the environmental information included in this section is classified by division and region: U.S., Spain and Rest of the World (ROW). Deeply aware of the vital role that stakeholders play in its success, Grifols has several communication channels in place in order to ensure an open and fluid dialogue and stay abreast of their needs and expectations. This report serves as yet another platform to offer information to stakeholders in a clear, concise and ethical manner. Grifols uses a variety of communication channels to interact with its stakeholder groups, including its corporate website. The following table resumes the main platform: Chapter 6: Our people – Grifols has included figures from the past two years and classified them by gender (male, female), age and region (North America, Europe and ROW) in all cases where historical figures are available. North America includes the U.S. and Canada, while Europe includes the Czech Republic, France, Germany, Ireland, Italy, Poland, Portugal, Spain, Sweden, Switzerland and the United Kingdom. – The calculation of the accident rates includes the most significant facilities, excluding investees dedicated to research initiatives. 102-42, 102-43, 102-46

182 2019 CONSOLIDATED DIRECTORS' REPORT | 9 ABOUT THIS REPORT GRIFOLS

Stakeholders	Communication Channels
Patients, patient organizations	Grifols has open lines for on-going communications (email, phone calls). It organizes monthly calls with patient organizations to discuss key updates, topics and events.
Plasma donors	Grifols provides information to plasma donors through its website, educational videos and other communication channels. Donors can communicate with Grifols through plasma collection centers and the website.
Customers	Grifols engages with customers (public and private; wholesalers, distributors, group purchasing organizations (GPOs), blood banks, hospitals and care institutions, National Health Systems) to provide clear and honest information about all of our products.
Regulatory bodies	Grifols uses formal channels when engaging with regulatory bodies such as the FDA, EMA and AEMPS and others, for matters related to clinical trials, plasma donation center authorizations, validation of production facilities and other authorizations regarding the commercialization of therapeutic treatments, including new drugs, indications.
Suppliers (non-plasma materials)	Formal communication channels are used during certification processes, assessments and audits. For daily operations, informal channels are also used.
Financial community	As appropriate, Grifols discloses material information in compliance with regulations of stock exchanges where the company is listed (CNMV, SEC, NASDAQ, ISE, etc.) and uses the suitable channel for each case. Grifols communicates with all of its shareholders, investors, analysts and other stakeholders by organizing and attending meetings, including General Shareholders Meetings, work meetings, conference calls and roadshows. Furthermore, Grifols publishes an annual report and quarterly earnings releases, and press releases on the Grifols corporate website and makes them available through distribution lists when necessary. Grifols hosts an annual capital-markets day designed specifically for investors and analysts that features more in-depth management presentations.
Employees	Grifols maintains a continuously updated intranet site for employees, and has a screen system in their facilities that displays information of general interest for its employees. It also publishes an in-house magazine (Revista GO) and organizes biannual meetings, as well as engaging in informal day-to-day communications with employees. Meetings with the employees' legal representatives are also regularly held.
Local community & NGOs	Grifols works collaboratively and in partnership with numerous NGOs through its foundations and directly and supports a range of community initiatives in locations where the company operates.
Media	Grifols maintains clear and transparent communications with journalists and other media representatives. The company publishes press releases to announce important events like quarterly and annual results, organizes regular visits to manufacturing facilities and hosts an annual meeting with journalists (Annual Press Day).
Scientific community, research partners	Collaboration with research partners and other scientific institutions is essential to the ongoing innovation of Grifols products and processes. Activities with the scientific community include involvement in R+D+i projects, investments and partnerships.
Institutional bodies	Institutional bodies, trade groups and other professional organizations are engaged in both formal and informal channels to organize forums, congresses and other business-related meetings.

102-40, 102-42

183 2019 CONSOLIDATED DIRECTORS' REPORT | 9 ABOUT THIS REPORT GRIFOLS

MATERIALITY

On an annual basis, Grifols conducts a materiality study in order to identify the most relevant matters for its stakeholders, as well as those that have the greatest impact on its business.

This study allows the company to know the importance of matters related to the business strategy, identify the expectations and needs of the interested parties and specify the planning for accountability. It combines the internal vision of the different businesses and the external vision of the stakeholders, applying the "Reporting Principles for defining report content" of Global Reporting Initiative (GRI) in accordance to the GRI 101: Foundation Standard.

TOPICS IDENTIFICATION

The Materiality Analysis 2019 implies an update of the topics identified in the previous exercise, using information sources of reference for Grifols. Among them, to be noted:

- the sectoral materiality of Sustainability Accounting Standards Board (SASB) for the "Biotechnology and Pharmaceuticals" and "Medical Equipment and Supplies" industries,
- the issues highlighted as relevant by RobecoSAM in the "Biotechnology", "Health Care Equipment & Supplies" and "Pharmaceuticals" sectors,
- and the latest Global Risk Report 2019 report published by the World Economic Forum.

All these sources allow the identification of issues relevant to Grifols' strategy and its stakeholders.

VALIDATION

The resulting matrix has been validated by those responsible for sustainability of Grifols, contrasting the consistency of the valuations granted in the previous phase.

TOPICS PRIORITIZATION

Once the relevant issues have been identified, a prioritization has been elaborated both from the stakeholder's external point of view as from Grifols' internal vision.

To carry out the external prioritization of the issues, it should be noted that the following have been carried out: a study of the main competitors, an analysis of relevant issues for the stakeholders identified in the press during the last year and the evaluation criteria of the Dow Jones Sustainability Index in the "Biotechnology" sector.

In order to carry out the internal prioritization of the issues, in addition to taking into account the relevance in the Grifols Strategic Plan, the document 20-F has been analyzed and interviews with those responsible for the different areas and businesses involved in the scope of sustainability have been conducted.

Once each of the consulted inputs was evaluated and weighted, the following materiality matrix was obtained:


Transparency
Innovation
Supply chain Quality & Safety
Plasma and plasma donors
Business ethics
Talent atraction and retention
Climate Strategy
Ecoefficiency and circular economy
Diversity & inclusion
Risk & Compliance
Commitment with patient
Business strategy and value creation
Employee safety health and well-being
Data protection & Cibersegurity
Community engagement and socal contribution
IMPACT ON STAKEHOLDERS
SIGNIFICANCE TO BUSINESS
Very relevant
Relevant
Less relevant

102-44, 102-46, 102-47

184 2019 CONSOLIDATED DIRECTORS' REPORT I 9 ABOUT THIS REPORT GRIFOLS

CONTENT DEFINITION

Below are the topics included in each material issue, in addition to the linked SASB Standards. The "GRI Content Index" section of this report shows the GRI and SASB Standards associated with each issue, its coverage according to the GRI Standard 103-1 and the location of the response for each of them.

Very relevant issues	Main topics included	Linked SASB Standards
Innovation	Strategy and investments in I+D	
	Intellectual property	
	Product innovation; Research projects; Digitization	
	Contribution to global health and the fight against future challenges	
Safety and quality in the supply chain	Product quality and safety to meet customer expectations	
	Quality management in the supply chain	
	Safety standards	
	Traceability	HC-BP 260a.1
	Product recall management	HC-BP 250a.3
Plasma and plasma donors	Donor Commitment	
	Ethical standards in plasma donation	
	Donor Eligibility	
	Plasma donation	
	Commitment to donor communities	
Business ethics	Codes and policies in ethics	HC-BP-510a.2
	Anti-corruption, bribery and money laundering	
	Complaint channels; Responsible marketing	HC-BP-270a.2
	Bioethics: Ethical research practices in the process of developing medicines and therapies	
Attraction and retention of talent	Recruitment	HC-BP-330a.1
	Formation and development; Performance review; Compensation & Benefits	
Transparency	Reporting Practices	
	Transparency in value transfers	
	Transparency in clinical trials	
Risks and compliance	Normative compliance	
	Risk management, including the violation of human rights	

Very relevant issues	Main topics included	Linked SASB Standards
Commitment to the patient	Education and Awareness about treatments	HC-BP-210a.1
	Support to patient organizations	
	Public and private partnerships to improve access to treatments	HC-BP-240a.1.
	Accessibility	
Business strategy and value creation	Economic results and value creation	
	Investments and acquisitions	
	Fiscal strategy; Global expansion	
Health, safety and occupational well-being	Health and safety performance	
	Risk prevention measures; Wellness Promotion Programs	
	Training and awareness	
Data Protection & Cybersecurity	Data privacy in donors, patients, staff, health professionals, suppliers and customers;	
	Cybersecurity	

Very relevant issues	Main topics included
Climate strategy	Carbon footprint measurement
	Strategy to reduce greenhouse gas emissions
	Risk management and climate opportunities, including water stress
	Use of renewable energy
Eco-efficiency and Circular Economy	Environmental policies and programs
	Efficient use of resources: water, materials and energy
	Strategy to prevent and minimize waste
	Hazardous waste and wastewater management
Commitment to the community	Social contribution and philanthropy
	Commitment to local communities
	Foundations; Scholarships, sponsorships and distinctions in technological research.
Diversity and inclusion	Equal opportunities; gender gap, conciliation and disability
	Diversity: promotion and awareness
	Anti-discrimination policies; Formal Complaint Mechanisms

102-44, 102-46, 102-47

185 2019 CONSOLIDATED DIRECTORS’ REPORT   I   9 ABOUT THIS REPORT w INDEPENDENT REVIEW REPORT

186 2019 CONSOLIDATED DIRECTORS’ REPORT   I   9 ABOUT THIS REPORT

187 2019 CONSOLIDATED DIRECTORS’ REPORT   I   9 ABOUT THIS REPORT w ANNEX I “INDEX OF CONTENTS REQUIRED BY LAW 11/2018, OF DECEMBER 28, REGARDING NON-FINANCIAL INFORMATION AND DIVERSITY The selected GRI standards below refer to those published in 2016, except those that have undergone updates and in which case the year of publication is indicated. Information requested by Ley 11/2018 Page number Reporting criteria: GRI 102-2 GRI 102-7 A brief description of the business model that includes its business environment, its organization and structure 21-22 GRI 102-3 GRI 102-4 GRI 102-6 Markets in which it operates 28-29 Objectives and strategies of the organization 30-31 GRI 102-14 GRI 102-14 GRI 102-15 Main factors and trends that can affect its future evolution 52-53 Reporting framework used 180 GRI 102-54 GRI 102-46 GRI 102-47 Principle of materiality 183 Management approach: description and results of the policies related to these issues, as well as the main risks related to those issues related to the group's activities. GRI 102-15 GRI 103-2 152 Detailed information on the actual and predictable effects of the company's activities on the environment and, when applicable, health and safety. 154 GRI 102-15 Environmental assessment or certification procedures 155 GRI 103-2 Resources dedicated to the prevention of environmental risks 156 GRI 103-2 Application of the precautionary principle 154 GRI 102-11 Amount of provisions and guarantees for environmental risks 155 GRI 103-2 Measures to prevent, reduce or repair emissions that seriously affect the environment; considering any form of activity-specific air pollution, including noise and light pollution GRI 103-2 GRI 305-7 168 GRI 103-2 GRI 306-1 GRI 306-2 Prevention, recycling, reutilization and other recovery and waste disposal measures. 153,160,162,172 Actions to fight food waste No material Circular Economy and Waste Prevention and Management Contamination Environmental Issues General information

188 2019 CONSOLIDATED DIRECTORS’ REPORT   I   9 ABOUT THIS REPORT Information requested by Ley 11/2018 Page number Reporting criteria: Water consumption and supply in accordance with the local limitations 169, 174-175 GRI 303-5 (2018) GRI 301-1 GRI 301-2 GRI 301-3 Consumption of raw materials and measures taken to improve the efficiency of their use 153,163,171 GRI 302-1 GRI 302-3 Direct and indirect energy consumption 170,175-176 Measures taken to improve energy efficiency 160-162 GRI 302-4 Use of renewable energy 170 GRI 302-1 GRI 305-1 GRI 305-2 GRI 305-3 GRI 305-4 Greenhouse gas emissions generated as a result of the company's activities, including the use of the goods and services it produces 167,173 Measures taken to adapt to the consequences of climate change 164-166 GRI 201-2 Voluntary measures for medium and long-term reduction goals to reduce greenhouse gas emissions and the means implemented for this purpose 160-162 GRI 305-5 No material Measures taken to preserve or restore biodiversity Impacts caused by activities or operations in protected areas No material Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group’s activities. GRI 102-15 GRI 103-2 110-111 GRI 102-8 GRI 405-1 Total number and distribution of employees by country, gender, age and professional category 112,128-129 Total number and distribution of employment contract modalities and annual average of indefinite contracts, temporary contracts and part-time contracts by gender, age and professional category 112,128-129 GRI 102-8 Number of dismissals by gender, age and professional classification 129-130 GRI 103-2 Average remuneration and its evolution disaggregated by sex, age and professional classification or equal value 131 GRI 405-2 Gender gap, the remuneration of equal or average company jobs 131 GRI 405-2 Average remuneration of directors and executives, including variable remuneration, allowances, allowances, payment to long-term savings forecasting systems and any other perception disaggregated by sex 131 GRI 405-2 Implementation of policies work disconnection 127 GRI 103-2 Employment Social and Personnel matters Biodiversity Protection Climate Change Sustainable Use of Resources

189 2019 CONSOLIDATED DIRECTORS’ REPORT   I   9 ABOUT THIS REPORT Information requested by Ley 11/2018 Page number Reporting criteria: Number of employees with disabilities 116 GRI 405-1 Organization of working time 110,127 GRI 103-2 Number of hours of absenteeism 127 GRI 403-9 (2018) Measures aimed at facilitating the enjoyment of conciliation and promoting the co-responsible exercise of these by both parents 127 GRI 103-2 GRI 403-1 (2018) GRI 403-7 (2018) Health and safety conditions at work 125-126 GRI 403-9 GRI 403-10 (2018) Occupational accidents, their frequency and severity, as well as occupational diseases; disaggregated by gender 126 Organization of social dialogue including procedures for informing and consulting staff and negotiating with them 124 GRI 103-2 Percentage of employees covered by collective agreement by country 124 GRI 102-41 Balance of collective agreements, particularly in the field of health and safety at work 124 GRI 403-4 (2018) GRI 103-2 GRI 404-2 Policies implemented in the field of training 117-121 Total number of training hours by professional category 118-120 GRI 404-1 Equality Measures taken to promote equal treatment and opportunities for women and men 113,115 GRI 103-2 Equality plans, measures taken to promote employment, protocols against sexual and gender harassment 115-116 GRI 103-2 Policy against all types of discrimination and, when applicable, diversity management 115-116 GRI 103-2 Integration and universal accessibility of people with disabilities GRI 103-2 Training Social Relationships Health and Safety Organization of Work

190 2019 CONSOLIDATED DIRECTORS’ REPORT   I   9 ABOUT THIS REPORT Information requested by Ley 11/2018 Page number Reporting criteria: Management approach: description and results of the policies related to these issues as well as the main risks related to those issues related to the group’s activities GRI 102-15 GRI 103-2 62,79 GRI 102-16 GRI 102-17 GRI 410-1 GRI 412-1 GRI 412-2 GRI 412-3 Application of due diligence procedures in the field of human rights and prevention of risks of violation of human rights and, where appropriate, measures to mitigate, manage and repair possible abuses committed 62 GRI 103-2 GRI 406-1 Complaints for cases of human rights violation 62 GRI 103-2 GRI 407-1 GRI 408-1 GRI 409-1 Measures implemented to promote and comply with the provisions of the ILO fundamental conventions related to respect for freedom of association and the right to collective bargaining; the elimination of discrimination in employment and occupation; the elimination of forced or compulsory labor; the effective abolition of child labor 116 GRI 102-15 GRI 103-2 Management approach: description and results of the policies related to this matter, as well as its main risks linked to the group's activities. 61 GRI 103-2 GRI 102-16 GRI 102-17 GRI 205-2 GRI 205-3 Measures taken to prevent corruption and bribery 63-64 GRI 103-2 GRI 102-16 GRI 102-17 GRI 205-2 GRI 205-3 Measures to fight money laundering 64 GRI 102-13 GRI 201-1 GRI 415-1 Contributions to foundations an NGOs 147 Lucha contra la corrupción y el soborno Respect for human rights

191 2019 CONSOLIDATED DIRECTORS’ REPORT   I   9 ABOUT THIS REPORT Information requested by Ley 11/2018 Page number Reporting criteria: GRI 102-15 GRI 103-2 Management approach: description and results of the policies related to this matter as well as its main risks linked to the group’s activity 16 GRI 103-2 GRI 203-2 GRI 204-1 The impact of the company’s activity on employment and local development 19-20 GRI 413-1 GRI 413-2 GRI 411-1 The impact of society's activity on local populations and in the territory 22-25 GRI 102-43 GRI 413-1 The relations maintained with the actors of the local communities and the modalities of the dialogue with these 142-146 GRI 103-2 GRI 201-1 Partnership or sponsorship actions 148 Inclusion in the purchasing policy of social, gender equality and environmental issues 72 GRI 103-2 GRI 102-9 GRI 308-1 GRI 414-1 Consideration in the relations with suppliers and subcontractors of their social and environmental responsibility 72 GRI 102-9 GRI 308-2 GRI 414-2 Supervision and audit systems and their results 73 GRI 103-2 GRI 416-1 Measures for the health and safety of consumers 67,72-74 GRI 103-2 GRI 418-1 Complaint systems, complaints received and resolution thereof 75 Profit obtained country by country 42 GRI 207-4 (2019) Taxes earned on benefits paid (per country) 50 GRI 207-4 (2019) Public grants received (per country) 50 GRI 201-4 Tax information Consumers Subcontracting and suppliers Commitment of the company to sustainable development Information about society

192 2019 CONSOLIDATED DIRECTORS' REPORT | 9 ABOUT THIS REPORT GRIFOLS

ANNEX II: GRI CONTENT INDEX

For the Materiality Disclosures Service, GRI Services reviewed that the GRI content index is clearly presented and the references for Disclosures 102-40 to 102-49 align with appropriate sections in the body of the report. The service was performed on the English language version of the report.

GRI Standard/SASB Standard	GRI Content/SASB Accounting Metric		Page / Direct answer	Identified omission(s)	External assurance	SDGs
GRI 101: Foundation 2016						
General Disclosures						
	Organizational Profile					
GRI 102: General Disclosures 2016	102-1	Name of the organization	Grifols S.A.		Yes, pages 185-186	
	102-2	Activities, brands, products and services	22		Yes, pages 185-186	
	102-3	Location of headquarters	29		Yes, pages 185-186	
	102-4	Location of operations	27-29		Yes, pages 185-186	
	102-5	Ownership and legal form	Details available in the Annual Corporate Governance Report https://www.grifols.com/en/web/international/investor-relations/annual-corporate-governance-report		Yes, pages 185-186	
	102-6	Markets served	22, 27-29		Yes, pages 185-186	
	102-7	Scale of the organization	8-9, 35		Yes, pages 185-186	
	102-8	Information on employees and other workers	112, 128		Yes, pages 185-186	8
	102-9	Supply chain	76, 77, 82, 83		Yes, pages 185-186	
	102-10	Significant changes to the organization and its supply chain	10, 11, 26, 27		Yes, pages 185-186	
	102-11	Precautionary principle or approach	152		Yes, pages 185-186	
	102-12	External initiatives	Grifols has not adopted any externally-developed economic, environmental or social projects or principles		Yes, pages 185-186	
	102-13	Membership of associations	146		Yes, pages 185-186

193 2019 CONSOLIDATED DIRECTORS' REPORT I 9 ABOUT THIS REPORT GRIFOLS

GRI Standard/SASB Standard	GRI Content/SASB Accounting Metric		Page / Direct answer	Identified omission(s)	External assurance	SDGs
	Strategy					
	102-14	Statement from senior decision-maker	5-7		Yes, pages 185-186	
	Ethics and Integrity					
	102-16	Values, principles, standards and norms of behavior	16, 62-64		Yes, pages 185-186	16
	102-17	Mechanisms for advice and concerns about ethics	62		Yes, pages 185-186	16
	Governance					
	102-18	Governance structure	56-60		Yes, pages 185-186	
	Stakeholder Engagement					
	102-40	List of stakeholder groups	182		Yes, pages 185-186	
GRI 102: General Disclosures 2016	**102-41**	Collective bargaining agreements	The employees of some of our subsidiaries in Spain, Germany, Italy, France, Argentina and Brazil are covered by collective bargaining agreements. In 2019, 4.539 employees, representing 19% of group employees, were covered by these agreements		Yes, pages 185-186	8
	102-42	Identifying and selecting stakeholders	181-182		Yes, pages 185-186	
	102-43	Approach to stakeholder engagement	180-181		Yes, pages 185-186	
	102-44	Key topics and concerns raised	183-184		Yes, pages 185-186	
	Reporting practice					
	102-45	Entities included in the consolidated financial statements	A list of Grifols subsidiaries is disclosed in the Annex I of the Consoli-dated Financial Statements on the following link: https://www.grifols.com/en/annual-accounts		Yes, pages 185-186	
	102-46	Defining report content and topic boundaries	180, 181, 183, 184		Yes, pages 185-186	
	102-47	List of material topics	183, 184		Yes, pages 185-186

194 2019 CONSOLIDATED DIRECTORS' REPORT I 9 ABOUT THIS REPORT GRIFOLS

GRI Standard/SASB Standard	GRI Content/SASB Accounting Metric		Page / Direct answer	Identified omission(s)	External assurance	SDGs
GRI 102: General Disclosures 2016	**102-48**	Restatements of information	No significant changes have occurred requiring the restatement of information. Information included with a different organizational or time scope to the one used in 2018, has been explained and disclosed.		Yes, pages 185-186	
	102-49	Changes in reporting	180 Apart from the cotents definition according to GRI 101, the non-financial information according to the Law 11/2018 has been included this year.		Yes, pages 185-186	
	102-50	Reporting period	180		Yes, pages 185-186	
	102-51	Date of most recent report	2018 Corporate Responsibility Report was published on May 2019.		Yes, pages 185-186	
	102-52	Reporting cycle	Annual		Yes, pages 185-186	
	102-53	Contact point for questions regarding the report	GRIFOLS S.A. - Investor Relations Avinguda de la Generalitat, 152 Parc empresarial Can Sant Joan 08174 Sant Cugat del Vallès, Barcelona - España Contact information: Tel. (+34) 935 710 221 Fax: (+34)34 935 712 201 inversores@grifols.com		Yes, pages 185-186	
	102-54	Claims of reporting in accordance with the GRI Standards	180 This report has been prepared in accordance with the GRI Standards: Core option		Yes, pages 185-186	
	102-55	GRI content index	192		Yes, pages 185-186	
	102-56	External assurance	185-186		Yes, pages 185-186	
Material topics						
Innovation						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	9
	103-2	The management approach and its components	88-93		Yes, pages 185-186	9
	103-3	Evaluation of the management approach	94-107		Yes, pages 185-186	9

195 2019 CONSOLIDATED DIRECTORS' REPORT | 9 ABOUT THIS REPORT GRIFOLS

GRI Standard/SASB Standard	GRI Content/SASB Accounting Metric		Page / Direct answer	Identified omission(s)	External assurance	SDGs
Safety and Quality in the Supply Chain (GRI 416: Customer Health and Safety 2016)						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization is linked to the impact through its business relations.		Yes, pages 185-186	
	103-2	The management approach and its components	72-75		Yes, pages 185-186	
	103-3	Evaluation of the management approach	84-85		Yes, pages 185-186	
GRI 416: Customer Health and Safety 2016	416-1	Assessment of the health and safety impacts of product and service categories	84-85		Yes, pages 185-186	3
	416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	72		Yes, pages 185-186	3
SASB HC-BP Counterfeit Drugs	**260a.1**	**HC-BP-260a.1. Description of methods and technologies used to maintain traceability of products throughout the supply chain and prevent counterfeiting**	77		No	
SASB HC-BP PDrug Safety	**250a.3**	**Number of recalls issued, total units recalled**	75		No	
Plasma and plasma donors						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	
	103-2	The management approach and its components	76, 80-81, 138-139		Yes, pages 185-186	
	103-3	Evaluation of the management approach	76, 80-81, 138-139		Yes, pages 185-186	
Business Ethics (GRI 205: Anti-corruption 2016, GRI 206: Anti-competitive Behavior 2016)						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	16
	103-2	The management approach and its components	16, 17, 61-66		Yes, pages 185-186	16
	103-3	Evaluation of the management approach	16, 17, 61-66		Yes, pages 185-186	16

196 2019 CONSOLIDATED DIRECTORS' REPORT | 9 ABOUT THIS REPORT GRIFOLS

GRI Standard/SASB Standard	GRI Content/SASB Accounting Metric		Page / Direct answer	Identified omission(s)	External assurance	SDGs
GRI 205: Anti-corruption 2016	205-1	Operations assessed for risks related to corruption	63-64		Yes, pages 185-186	16
	205-2	Communication and training about anti-corruption policies and procedures	64	Breakdown by category is not available for publication in this report. Specific measures are being taken in the collection of information and the process to treat the data to be able to give this detail in the next five years	Yes, pages 185-186	16
	205-3	Confirmed incidents of corruption and actions taken	63		Yes, pages 185-186	16
GRI 206: Anti-competitive Behavior 2016	206-1	Legal actions for anti-competitive behavior, anti-trust and monopoly practices	Detailed content available on page 103 of Grifols document 20F, via the following link: **https://www.sec.gov/Archives/edgar/data/1438569/000110465919023085/0001104659-19-023085-index.htm**		Yes, pages 185-186	16
SASB HC-BP Ethical Marketing	**270a.2**	**Description of code of ethics governing promotion of off-label use of products**	75		No	
SASB HC-BP Business Ethics	**510a.2**	**Description of code of ethics governing interactions with health care professionals**	61, 62, 65		No	
Attraction and retention of talent (GRI 401: Employment 2016, GRI 402: Labor/Management Relations 2016, GRI 404: Training and education 2016)						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	8, 5
	103-2	The management approach and its components	110,111, 117, 118		Yes, pages 185-186	8, 5
	103-3	Evaluation of the management approach	119		Yes, pages 185-186	8, 5

197 2019 CONSOLIDATED DIRECTORS' REPORT I 9 ABOUT THIS REPORT GRIFOLS

GRI Standard/SASB Standard	GRI Content/SASB Accounting Metric		Page / Direct answer	Identified omission(s)	External assurance	SDGs
GRI 401: Employment 2016	401-1	New employee hires and employee turnover	128-130 New hires by region: USA: 6.873 employees, 39% over total Europe 1.416 employees, 23% over total Rest of the world: 90 employees, 18% over total New hires by age group: <30: 4.903 employese, 65% over total 30-50: 3.000 employees, 5% over total >50: 476 employees, 11% over total Total number of terminations and turnover rate by region: USA: 6.879 employees, turnover 39% Europe: 833 employees, turnover 14% Rest of the world: 56 employees, turnover 11% Total number of terminations and turnover rate by age group: <30: 4.036 employees, turnover 53% 30-50: 3.103 employees, turnover 26% >50: 629 employees, turnover15%		Yes, pages 185-186	8, 5
	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	All employees at the main locations, except from the U.S., are eligible to all the work benefits available to their work category regardless of their employment type (full time or part time). In the U.S., all regular full-time employees working an average of 30 hours or more per week, are eligible for several insurance policies (Basic Life Insurance, Accidental Death & Dismemberment, Core Short-Term Disability, Long-Term Disability and Business Travel accident, medical and drug coverage insurance, dental and vision insurance). They also have access to a Health Reimbursement Account (for EHP participants only), and participate in a Employee Assistance Program, LiveWell Wellness Incentive Program, , 401k match, Tuition Reimbursement, PTO Pay & Holiday Pay as well as Adoption Assistance. Part-time employees are eligible to 401k benefits, Business travel accident in insurance and Employee Assistance Program		Yes, pages 185-186	5
	401-3	Parental leave	100% of Grifols employees are entitled to maternity / paternity leave as long as it is contemplated by state, federal, regional or local laws; in 2019, 424 women and 156 men have taken parental leave in Spain and the U.S.. During the reporting period, 443 people (295 women and 148 men) have returned to work after their parental leave, which represents a 92% return to work rate (89% in women, 99% in men).		Yes, pages 185-186	8, 5

198 2019 CONSOLIDATED DIRECTORS' REPORT I 9 ABOUT THIS REPORT GRIFOLS

GRI Standard/SASB Standard	GRI Content/SASB Accounting Metric		Page / Direct answer	Identified omission(s)	External assurance	SDGs
GRI 402: Labor/Management Relations 2016	402-1	Minimum notice periods regarding operational changes	Significant operational changes in the organization that may substantially affect employees, are communicated in advance according to the requirements of the applicable law and the collective agreements.		Yes, pages 185-186	8
GRI 404: Training and Education 2016	404-1	Average hours of training per year per employee	119 Average training hours by gender: Mujeres: 124h, Hombres 97h Average training hours per employee are based on the accumulated average number of employees (FTE average).		Yes, pages 185-186	4, 5
	404-2	Programs for upgrading employee skills and transition assistance programs	120-121		Yes, pages 185-186	4
	404-3	Percentage of employees receiving regular performance and career development reviews	During 2019, 90,5% of all employees have participated in the performance and development review		Yes, pages 185-186	4, 5
SASB HC-BP Employee Recruitment, Development & Retention	**330a.1**	**Discussion of talent recruitment and retention efforts for scientists and research and development personnel**	89, 91, 117,		No	
Transparency						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	16
	103-2	The management approach and its components	65-67, 92-93		Yes, pages 185-186	16
	103-3	Evaluation of the management approach	65-67, 92-93		Yes, pages 185-186	16
Risks and compliance						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	16
	103-2	The management approach and its components	62, 68, 69		Yes, pages 185-186	16
	103-3	Evaluation of the management approach	62, 68, 69		Yes, pages 185-186	16
Compromise with the patient						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	3
	103-2	The management approach and its components	135-137		Yes, pages 185-186	3
	103-3	Evaluation of the management approach	135-137		Yes, pages 185-186	3
SASB HC-BP Safety of Clinical Trial Participants	**210a.1**	**Discussion, by world region, of management process for ensuring quality and patient safety during clinical trials**	92		No

199 2019 CONSOLIDATED DIRECTORS' REPORT I 9 ABOUT THIS REPORT GRIFOLS

GRI Standard/SASB Standard	GRI Content/SASB Accounting Metric		Page / Direct answer	Identified omission(s)	External assurance	SDGs
SASB HC-BP Access to Medicines	**240a.1**	**Description of actions and initiatives to promote access to health care products for priority diseases and in priority countries as defined by the Access to Medicine Index**	135, 137		No	
Business Strategy and Value Creation (GRI 201: Economic Performance 2016)						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	8, 9
	103-2	The management approach and its components	34-42		Yes, pages 185-186	8, 9
	103-3	Evaluation of the management approach	34-42		Yes, pages 185-186	8, 9
GRI 201: Economic Performance 2016	201-1	Direct economic value generated and distributed	35, 42		Yes, pages 185-186	8, 9
Health, safety and occupational well-being (GRI 403: Occupational Health and Safety 2016)						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	8
	103-2	The management approach and its components	125-127		Yes, pages 185-186	8
	103-3	Evaluation of the management approach	126		Yes, pages 185-186	8
GRI 403: Occupational Health and Safety 2016	403-1	Workers representation in formal joint management–worker health and safety committees	In Spain, Chile and Germany, where there are legally established work committees, Grifols' has occupational health and safety risks prevention workers represented at the committees. In these countries, there are regular communications through OHS meetings. In 2019, 72% of employees in Spain were represented by formal joint management-worker health and safety committees, while in Chile and Germany 100% of employees were represented. There are no formal committees at the other subsidiaries but Grifols undertakes surveys and communicates regularly with its workforce. Employees create committees were all can participate or send suggestions. Each subsidiary defines the frequency of meetings and sets the plans, actions or specific measures for these committees		Yes, pages 185-186	8
	403-2	Types of injury and rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities	126 Total hours of absenteesm in Spain by gender, which includes the following typologies: Sickness; sickness hospitalisation; accident in the workplace; maternity/paternity leave; paid leave permit; and not-paid leave permit Women: 877.793 hours. Men: 349.166 hours	Scope is Spain and USA, being the countries where this topic is considered as material.	Yes, pages 185-186	8, 3
	403-3	Workers with high incidence or high risk of diseases related to their occupation	125		Yes, pages 185-186	8, 3
	403-4	Health and safety topics covered in formal agreements with trade unions	125		Yes, pages 185-186	8, 3

200 2019 CONSOLIDATED DIRECTORS' REPORT I 9 ABOUT THIS REPORT GRIFOLS

GRI Standard/SASB Standard	GRI Content/SASB Accounting Metric		Page / Direct answer	Identified omission(s)	External assurance	SDGs
Data Protection (GRI 418: Customer Privacy 2016)						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	16
	103-2	The management approach and its components	67		Yes, pages 185-186	16
	103-3	Evaluation of the management approach	67		Yes, pages 185-186	16
GRI 418: Customer Privacy 2016	418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	There has not been any claim regarding privacy violations and client's data loss		Yes, pages 185-186	16
Climate Strategy (GRI 201: Economic Performance 2016; GRI 305: Emissions 2016)						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	13
	103-2	The management approach and its components	164-168		Yes, pages 185-186	13
	103-3	Evaluation of the management approach	164-168, 173		Yes, pages 185-186	13
GRI 201: Economic Performance 2016	201-2	Financial implications and other risks and opportunities due to climate change	164-166		Yes, pages 185-186	13
GRI 305: Emissions 2016	305-1	Direct (Scope 1) GHG emissions	173		Yes, pages 185-186	13
	305-2	Energy indirect (Scope 2) GHG emissions	173		Yes, pages 185-186	13
	305-3	Other indirect (Scope 3) GHG emissions	173		Yes, pages 185-186	13
	305-4	GHG emissions intensity	174		Yes, pages 185-186	13
	305-6	Emissions of ozone-depleting substances (ODS)	174		Yes, pages 185-186	13
	305-7	Nitrogen oxides (NOx), sulfur oxides (SOx) and other significant aire emissions	174		Yes, pages 185-186	13
Eco-efficiency and Circular Economy (GRI 301: Materials 2016, GRI 302: Energy 2016, GRI 303: Water and Effluents 2018, GRI 306: Effluents and Waste 2016, GRI 307: Environmental Compliance 2016)						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	12
	103-2	The management approach and its components	152-155		Yes, pages 185-186	12
	103-3	Evaluation of the management approach	160		Yes, pages 185-186	12
GRI 301: Materials 2016	301-1	Materials used by weight or volume	171, 176, 177	Due to the nature of the materials used by Grifols, disclosure by renewable and not renewable is not applicable	Yes, pages 185-186	12

201 2019 CONSOLIDATED DIRECTORS' REPORT | 9 ABOUT THIS REPORT GRIFOLS

GRI Standard/SASB Standard	GRI Content/SASB Accounting Metric		Page / Direct answer	Identified omission(s)	External assurance	SDGs
GRI 302: Energy 2016	302-1	Energy consumption within the organization	172, 175, 176		Yes, pages 185-186	12, 7
	302-3	Energy intensity	175, 176 All rates are reported using energy consumption within the organization		Yes, pages 185-186	12, 7
	302-4	Reduction of energy consumption	172, 175, 176		Yes, pages 185-186	12, 7
GRI 303: Water and Effluents 2018	303-1	Interactions with water as a shared resource	169		Yes, pages 185-186	12, 6
	303-2	Management of water discharge-related impacts	169		Yes, pages 185-186	12, 6
	303-3	Water withdrawal	174, 175		Yes, pages 185-186	12, 6
GRI 306: Effluents and Waste 2016	306-1	Water discharge by quality and destination	175		Yes, pages 185-186	12, 14
	306-2	Waste by type and disposal method	172, 177		Yes, pages 185-186	12
GRI 307: Environmental Compliance 2016	307-1	Non-compliance with environmental laws and regulations	155		Yes, pages 185-186	16
Compromise with the Community (GRI 203: Indirect Economic Impacts 2016)						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	11, 9, 10
	103-2	The management approach and its components	142-146		Yes, pages 185-186	11, 9, 10
	103-3	Evaluation of the management approach	142-146		Yes, pages 185-186	11, 9, 10
GRI 203: Indirect Economic Impacts 2016	203-1	Infrastructure investments and services supported	9, 139		Yes, pages 185-186	11, 9, 10
Diversity and Inclusion (GRI 405: Diversity and Equal Opportunity 2016, GRI 406: Non-discrimination 2016)						
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	184 Coverage: Inside and outside the organization. The organization contributes directly to the impact		Yes, pages 185-186	8, 5
	103-2	The management approach and its components	113-116		Yes, pages 185-186	8, 5
	103-3	Evaluation of the management approach	113-116		Yes, pages 185-186	8, 5
GRI 405: Diversity and Equal Opportunity 2016	405-1	Diversity of governance bodies and employees	114, 128, 129		Yes, pages 185-186	8, 5
GRI 406: Non-discrimination 2016	406-1	Incidents of discrimination and corrective actions taken	116		Yes, pages 185-186	8, 16, 5

202 2019 CONSOLIDATED DIRECTORS' REPORT | 9 ABOUT THIS REPORT GRIFOLS

ANNEX III: INDEX OF GRIFOLS' CONTRIBUTION TO THE SDGs

Sustainable Development Goals	Goals	Strategic Plan 2018-2022	Material issue
Priority Objectives	3.3. End the epidemics of AIDS, tuberculosis, malaria, and neglected tropical diseases and combat hepatitis, water-borne diseases, and other communicable diseases. 3.4. Reduce pre-mature mortality from non-communicable diseases (NCDs) by one-third through prevention and treatment and promote mental health and wellbeing.	Customer Centricity	Commitment to the patient Plasma and plasma donors Business ethics
	8.5. Provide decent work for all women and men, including young people and persons with disabilities through full and productive employment with equal pay. 8.8. Protect labor rights and promote safe and secure working environments for all workers.		Attraction and retention of talent Health, safety and occupational well-being Business strategy and value creation
	9.4. Upgrade infrastructure and retrofit industries to make them sustainable and with increased resources use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes 9.5 Enhance scientific research, upgrade the technological capabilities of industrial sectors in all countries, including encouraging innovation and substantially increasing the number of research and development workers and public and private research and development spending.	Innovation Expansion Digital transformation	Business strategy and value creation Innovation
	12.2. Achieve sustainable management and efficient use of natural resources. 12.5. Substantially reduce waste generation through prevention, reduction, recycling, and reus	Business Optimization	Safety and quality in the supply chain Eco-efficiency and Circular Economy
	13.1. Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries.		Eco-efficiency and Circular Economy Climate strategy
Relevant objectives	4.3. Ensure equal access for all women and men to affordable and quality technical, vocational and tertiary education 4.5. Eliminate gender disparities in education by ensuring equal access to all levels of educational and vocational training for the vulnerable, including persons with disabilities, indigenous peoples, and children in vulnerable situations	Talent Promotion	Attraction and retention of talent Commitment to the community
	5.1. End all forms of discrimination against women and girls everywhere. 5.5. Ensure equal opportunities for leadership and full and effective participation for women at all levels of decision-making in political, economic, and public life.		Diversity and inclusion
	10.2. Empower and promote the social, economic and political inclusion of all irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.		Commitment to the community
	16.5 Substantially reduce corruption and bribery in all its forms. 16.10 Ensure public access to information and protect fundamental freedoms, in accordance with national legislation and international agreements.		Business ethics Risks and compliance Transparency

203 2019 CONSOLIDATED DIRECTORS' REPORT I 9 ABOUT THIS REPORT GRIFOLS

ANNEX IV: NON-GAAP MEASURES RECONCILIATION

NET REVENUE RECONCILIATION BY DIVISION AT CONSTANT CURRENCY

In thousands of euros	12M 2019	12M 2018	% Var
REPORTED NET REVENUES	5,098,691	4,486,724	13.6%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(197,949)		
NET REVENUES AT CONSTANT CURRENCY	**4,900,742**	**4,486,724**	**9.2%**

In thousands of euros	12M 2019	12M 2018	% Var
REPORTED BIOSCIENCE NET REVENUES	3,993,462	3,516,704	13.6%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(165,178)		
REPORTED BIOSCIENCE NET REVENUES AT CONSTANT CURRENCY	**3,828,284**	**3,516,704**	**8.9%**

In thousands of euros	12M 2019	12M 2018	% Var
REPORTED DIAGNOSTIC NET REVENUES	733,604	702,265	4.5%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(23,723)		
REPORTED DIAGNOSTIC NET REVENUES AT CONSTANT CURRENCY	**709,881**	**702,265**	**1.1%**

In thousands of euros	12M 2019	12M 2018	% Var
REPORTED HOSPITAL NET REVENUES	134,441	119,454	12.5%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(540)		
REPORTED HOSPITAL NET REVENUES AT CONSTANT CURRENCY	**133,901**	**119,454**	**12.1%**

In thousands of euros	12M 2019	12M 2018	% Var
REPORTED BIO SUPPLIES NET REVENUES	266,540	167,004	59.6%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(9,236)		
REPORTED BIO SUPPLIES NET REVENUES AT CONSTANT CURRENCY	**257,304**	**167,004**	**54.1%**

In thousands of euros	12M 2019	12M 2018	% Var
REPORTED OTHERS NET REVENUES	22,820	22,451	1.6%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(1,002)		
REPORTED OTHERS NET REVENUES AT CONSTANT CURRENCY	**21,818**	**22,451**	**(2.8%)**

In thousands of euros	12M 2019	12M 2018	% Var
REPORTED INTERSEGMENTS NET REVENUES	(52,176)	(41,154)	26.8%
VARIATION DUE TO EXCHANGE RATE EFFECTS	1,730		
REPORTED INTERSEGMENTS NET REVENUES AT CONSTANT CURRENCY	**(50,446)**	**(41,154)**	**22.6%**

NET REVENUE RECONCILIATION BY REGION AT CONSTANT CURRENCY

In thousands of euros	12M 2019	12M 2018	% Var
REPORTED U.S. + CANADA NET REVENUES	3,390,811	2,974,429	14.0%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(177,889)		
U.S. + CANADA NET REVENUES AT CONSTANT CURRENCY	**3,212,922**	**2,974,429**	**8.0%**

In thousands of euros	12M 2019	12M 2018	% Var
REPORTED EU NET REVENUES	856,662	800,274	7.0%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(507)		
EU NET REVENUES AT CONSTANT CURRENCY	**856,155**	**800,274**	**7.0%**

In thousands of euros	12M 2019	12M 2018	% Var
REPORTED ROW NET REVENUES	851,218	712,021	19.5%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(19,553)		
ROW NET REVENUES AT CONSTANT CURRENCY	**831,665**	**712,021**	**16.8%**

204 2019 CONSOLIDATED DIRECTORS' REPORT I 9 ABOUT THIS REPORT GRIFOLS

RECONCILIATION OF OTHER FIGURES

In millions of euros	12M 2019	12M 2018	% Var
R+D RECURRENT EXPENSES IN P&L	276	241	
R+D CAPITALIZED	54	55	
R+D DEPRECIATION & AMORTIZATION & WRITE OFFS	(23)	(20)	
R+D CAPEX FIXED ASSETS	5	5	
R+D EXTERNAL	17	10	
R+D NET INVESTMENT	**329.0**	**291.4**	**12.9%**

In thousands of euros	12M 2019	12M 2018	% Var
PP&E ADDITIONS	325,277	240,938	
SOFTWARE ADDITIONS	21,846	20,252	
INTEREST CAPITALIZED	(14,894)	(8,955)	
CAPEX	**332,229**	**252,235**	**31.7%**

In millions of euros except ratio	12M 2019	12M 2018	% Var
NET FINANCIAL DEBT	5,724.9	5,343.1	
EBITDA ADJUSTED 12M	1,373.3	1,236.0	
NET LEVERAGE RATIO (1)	**4.17 x**	**4.32 x**	

(1) Excludes the impact of IFRS 16

In thousands of euros	12M 2019	12M 2018	% Var
EBIT	1,131,365	994,124	
D&A	302,455	228,609	
EBITDA	**1,433,820**	**1,222,733**	**17.3%**
% NR	*28.1%*	*27.3%*	

In thousands of euros	12M 2019	12M 2018	% Var
EBITDA	1,433,820	1,222,733	17.3%
IMPACT OF PLASMA SOLD TO THIRD PARTIES	(26,876)	(4,323)	
EBITDA UNDERLYING	**1,406,944**	**1,218,410**	**15.5%**
% NR	*28.6%*	*27.7%*	*0.0%*

In thousands of euros	12M 2019	12M 2018	% Var
EBIT	1,131,365	994,124	
D&A	302,455	228,609	
IFRS 16	(65,483)	-	
NON-RECURRING ITEMS (2)	4,918	13,243	
EBITDA ADJUSTED 12M	**1,373,255**	**1,235,976**	**11.1%**

(2) Non-recurring items related to acquisitions

GROUP PROFIT RECONCILIATION

In millions of euros	2019	2018	% Var
GROUP PROFIT	**625.1**	**596.6**	**4.8%**
% NR	*12.3%*	*13.3%*	
Amortization of deferred financial expenses	62.3	59.3	5.0%
Deferred financial expenses impact related to refinancing	(97.9)		
Amortization of intangible assets acquired in business combinations	49.9	44.8	11.4%
Non-recurring items and associated with recent acquisitions	4.9	-	
IFRS 16	27.4	-	
Non-recurring items related to the Singulex assets reassessment	55.7		
Tax impacts	(9.1)	(20.2)	(55.0%)
ADJUSTED GROUP NET PROFIT	**718.3**	**680.5**	**5.6%**
% NR	*14.1%*	*15.2%*

205 2019 CONSOLIDATED DIRECTORS’ REPORT   I   9 ABOUT THIS REPORT w ANNEX V: GRIFOLS’ SOCIO-ECONOMIC IMPACT Grifols has determined the socio-economic impact of its activity on the economy of the United States, Spain, Germany and Ireland in terms of wealth generation and job creation during 2019. *The Input – Output framework is an accounting statistical instrument in which all the production and distribution operations that take place in an economy in a given period of time are represented. This allows to observe the flows of the different intersectoral transactions in a specific economy for a reference year. This model allows us to observe a series of effects on the production of the system, linked to the final exogenous demand of the system, which are broken down between the direct or initial, indirect and total effects, which represent the sum of the previous ones. INPUT-OUTPUT MODEL To this end, the input-output analysis is used, a method in which with known inputs (expenditure on suppliers of goods and services, R+D investment, CAPEX, expenditure made by employees based on the wages received, main taxes, dividends to individuals and legal entities and the interest paid to banks) it is possible to obtain the outputs associated with the activities carried out by Grifols. MULTIPLIER EFFECT TOTAL IMPACT ECONOMIC IMPACT JOB CREATION INDUCED EFFECT INDIRECT EFFECT DIRECT EFFECT

206 2019 CONSOLIDATED DIRECTORS’ REPORT   I   9 ABOUT THIS REPORT Germany: Except plasma centers % of plasma centers in Germany Spain Ireland Germany: plasma centers Total Germany Direct 810 85 65 109 175 63% Indirect 401 44 34 55 90 62% Induced 459 56 37 63 100 63% Total impact 1,670 185 137 228 364 63% Direct 4,134 213 135 1,236 1,371 90% Indirect 7,431 497 504 1,112 1,616 69% Induced 2,192 137 164 274 438 63% Total employment 13,757 847 803 2,622 3,425 77% U.S.: Except plasma centers U.S.: plasma centers Total U.S. % in plasma centers Direct 1,756 1,906 3,662 52% Indirect 784 864 1,648 52% Induced 760 865 1,626 53% Total impact 3,301 3,635 6,936 52% Direct 4,404 13,046 17,450 75% Indirect 37,075 68,867 105,942 65% Induced 2,956 3,353 6,309 53% Total employment 44,435 85,266 129,702 66% Impact on the employment (nº people) Economic impact (Millions of dollars) Impact on the employment (nº people) Economic impact (Millions of euros)

207 2019 CONSOLIDATED DIRECTORS' REPORT I 9 ABOUT THIS REPORT GRIFOLS

ANNEX VI – METHODOLOGY AND CALCULATION OF THE ADJUSTED AND UNADJUSTED WAGE GAP

In 2018, calculations were limited to the unadjusted salary gap, defined as the percentage differential between the total gross salary per hour worked by men and women. The same calculation was made in 2019, with the exclusion of the following groups:

- Members of the Board of Directors
- Collaborators based in Liberia
- Partial retirees
- Grifols Foundations
- Aigües de Vilajuiga, MedKeeper and IBBI, since these companies are still not 100% integrated into Grifols' systems and policy framework.

In total, the database used to calculate the unadjusted salary gap includes 15,878 employees in the U.S. and 4,106 employees in Spain.

In 2019, the adjusted wage gap was also computed. The methodology consisted of the use of econometric models that compare the annual salaries at 100% of the working hours of men and women, isolating the effects generated by any and all possible differences identified between the two (socioeconomic factors, job characteristics, etc.).

In other words, the adjusted salary gap measures the difference in retribution for the same job or one of equal value. It is calculated as follows:

$$ln(W_i) = \beta_0 + \beta_1 * Sexo_i + \sum_{j=2}^{M} \beta_j * X_{ij} + \mu_i$$

For the econometric calculation of the adjusted wage gap, the following variables were taken into account: age, seniority, educational level, maternity / paternity leave, professional category, contract type and work schedule. In addition, for the U.S., the type of activity (plasma/non-plasma) was also taken into account. In order to attain an accurate figure, the calculation excluded workers for whom up-to-date information was lacking on any of the variables.

In total, the database used to calculate the adjusted wage gap in the United States included 11,572 employees and 3,889 in Spain.

Those remunerations that are paid based on seniority, shifts, personal circumstances or any other factors that could distort the results have not been included. The results for Spain and the U.S. are shown separately, in order to avoid applying a currency exchange rate that could distort the results. U.S. results shown are separated by plasma centers and other activity (non-plasma), since they are two very different operations.

208 2019 CONSOLIDATED DIRECTORS' REPORT | 9 ABOUT THIS REPORT GRIFOLS

ANNEX VI: GLOSSARY AND ABBREVIATIONS

- AATD/Alpha-1 antitrypsin deficiency: Inherited disease characterized by low levels of, or no,alpha-1 antitrypsin (AAT) in the blood. This protein made in the liver, reaches other organs (such as the lungs), after being released into the blood stream, enabling its normal function.

- Albumin: The most abundant protein found in plasma (approximately 60% of human plasma). Produced in the liver, it is important in regulating blood volume by maintaining the oncotic pressure of the blood compartment.

- Alzheimer's disease: This is the most common form of dementia. This incurable, degenerative,and terminal disease was first described by German psychiatrist and neuropathologist Alois Alzheimer in 1906 and was named after him.

- Babesiosis/Babesia virus: disease caused by microscopic parasites that infect red blood cells.

- Beta-amyloid: Protein strongly implicated in Alzheimer's diseases. Beta-amyloid is the maincomponent of certain deposits found in the brains of patients of Alzheimer's disease.

- CIDP: Chronic Inflammatory Demyelinating Polyneuropathy. Neurological disorder which causes gradual weakness, numbness, pain in arms and legs and difficulty in walking.

- Cirrhosis: Medical condition which is a result of advanced liver disease. It is characterized by thereplacement of liver tissue by fibrosis (scar tissue) and regenerative nodules (lumps that occurdue to attempted repair of damaged tissue).

- ELISA: Enzyme-linked immunosorbent assay.

- EMA: European Medicines Agency.

- Factor VIII or FVIII: This is an essential blood clotting factor also known as anti-hemophilic factor(AHF). In humans, Factor VIII is encoded by the F8 gene. Defects in this gene results in hemophiliaA, a sex-linked disease that occurs predominantly in males. FVIII concentrated from donated blood plasma, or alternatively recombinant FVIII, or rFVIII can be given to hemophiliacs to restore hemostasis.

- Factor IX: This is an important blood clotting factor also known as Christmas factor or plasmathromboplastin component (PTC). It is one of the serine proteases of the coagulation system andbelongs to the peptidase family S1. In humans, a deficiency of this protein causes hemophilia B,a sex-linked disease that occurs predominantly in males.

- FDA: Food and Drug Administration. U.S.Health Authority.

- Fibrin sealant: Surgical adhesive material derived from plasma.

- Fractionation: Process of separating plasma into its component parts, such as albumin, immunoglobulin, alpha-1 antitrypsin and coagulation factors.

- GPO: Group Purchasing Organization.

- HBV: Hepatitis B Virus.

- HCV: Hepatitis C Virus.

- Hematology: The study of blood, blood-forming organs, and blood diseases.

- Hemoderivative: proteins obtained by fractionation of human blood plasma. See plasma derived proteins.

209 2019 CONSOLIDATED DIRECTORS' REPORT | 9 ABOUT THIS REPORT GRIFOLS

- Hemophilia: Genetic deficiency characterized by the lack of one of the clotting factors. It has two main variants:.

- Hemophilia A: genetic deficiency of coagulation Factor VIII, which causes increased bleeding (usually affects males).

- Hemofilia B: genetic deficiency of coagulation Factor IX.

- Hemotherapy: Treatment of a disease using blood, blood components and its derivatives.

- HIV: Human Immunodeficiency Virus.

- IA: Immunoassays. These are systems available in several formats that may be used to detectantibodies, recombinant proteins or a combination of the two.

- Immunoglobulins: also known as antibodies, are proteins derived from plasma. They control de body's immune response. They have multiple indications and some of their main uses are to treat: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases and (iii) acute infections. IVIG is an immunoglobulin administered intravenously that contains IgG (immunoglobulin (antibody) G).

- Intravenous: administration of drugs or fluids directly into a vein.

- Immunohematology: A branch of hematology related to the study of recombinant proteins and antibodiesand their effects on blood and the relationships between blood disorders and the immunesystem. Also referred to as Transfusional Medicine - blood bank, its main activities include blood typing, compatibility tests and crossmatching and antibody identification.

- Immunology: This is a branch of biomedical science that covers the study of all aspectsof the immune system in organisms. It deals with the physiological functioning of the immunesystem in states of both health and disease; malfunctions (autoimmune diseases, hypersensitivities, immune deficiency, transplant rejection) and the physical, chemical and physiological characteristics of the components of the immune system in vitro, in situ, and in vivo.

- IVD: In vitro Diagnostic.

- IV solutions/Intravenous solution: Medicine or homogeneous mixture of a substance in liquid,enabling it to be infused into the circulatory system through a needle.

- Molecular Diagnostics: Discipline that studies genomic (DNA) and proteomic (proteins)expression patterns and uses the information to distinguish between normal, precancerous, andcancerous tissues at the molecular level.

- NAT: Nucleic Acid Amplification Testing.

- pdFVIII: Plasma-derived Factor VIII.

- Plasma: Liquid part of the blood, consisting of a mix of a large number of proteins in solution.

- Plasma-derived proteins: Purified plasma proteins with therapeutic properties that areobtained through the fractionation of human plasma. Albumin, immunoglobulins, factor VIIIand alpha-1 antitrypsin are the main plasma proteins.

- Plasmapheresis: Plasmapheresis is a technique which separates plasma from other bloodcomponents, such as red blood cells, platelets and other cells. These unused blood componentsare suspended in saline solution and immediately re-injected back into the donor.

Because the donor is only providing plasma and not whole blood, the recovery process is faster and better tolerated, and the donor is able to make donations more frequently.

Plasmapheresis was developed by Jose Antonio Grifols Lucas in the year 1951. It is the only procedure that is capable of obtaining sufficient quantities of plasma to cover the manufacturing needs for the different plasma protein therapies.

- Prolastin®/Prolastin® -C: This is a concentrated form of alpha-1 antitrypsin (AAT), derived from human plasma and approved only for chronic, or ongoing, replacement therapy in people with genetic AAT deficiency. Given as

210 2019 CONSOLIDATED DIRECTORS’ REPORT   I   9 ABOUT THIS REPORT prescribed, Prolastin raises the levels of AAT in the blood and lungs. Raising the AAT level may help reduce the damage to the lungs caused by destructive enzymes. • rFVIII: Recombinant Factor VIII is the anti-hemophilic factor A, obtained using recombinant DNAtechnology. With this technology, pure factor is synthesized in the laboratory instead of beingextracted from blood plasma. • Rh (Rhesus) blood group system: Most important blood group system after ABO. The Rh bloodgroup system consists of 50 defined blood-group recombinant proteins, among which the five recombinant proteins D,C, c, E and e are the most important. The commonly used terms Rh factor, Rh positive and Rhnegative refer to the D antigen only. • ROW: Rest of the World • SubQ: Sub-cutaneous. • Transfusion medicine: Branch of medicine that encompasses among others, immunohematology, blood and plasma screening and blood typing. • WNV: West Nile Virus. Virus that is transmitted by mosquitoes. Humans are mainly infectedthrough mosquito bites, but infection can occur through organ transplantation and blood. • Von Willebrand Disease (vWD): This is the most common hereditary coagulation abnormalitydescribed in humans, although it can also be acquired as a result of other medical conditions. Itarises from a qualitative or quantitative deficiency of von Willebrand factor (vWF), a multimericprotein that is required for platelet adhesion. • Zika virus: infectious disease spread by the bite of an infected Aedes species mosquito.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 27, 2020